SCHEME BOOKLET

For a proposed restructure of

ALLIED GOLD LIMITED ACN 104 855 067

ALLIED GOLD LIMITED

28 April 2011

The Directors unanimously recommend that you vote in favour of the Schemes.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This document should be read in its entirety. If you are in any doubt about what you should do, or if you do not understand anything in this Scheme Booklet, you should consult your legal, investment, taxation or other professional advisor without delay.

Sponsor

RBC Capital Markets

Legal Advisor

NORTON ROSE

Contents

1 KEY DATES

	Australia time (AEST)
Forms of instruction for DI Holders to be completed and returned	10.30am, 2 June 2011
Allied Gold Shareholders to return proxy forms for Share Scheme Meeting to Registry	10.30am, 4 June 2011
Meeting Record Date (date for determining eligibility to vote at Share Scheme Meeting)	10.30am, 4 June 2011
Share Scheme Meeting of Allied Gold Shareholders (see Notice of Share Scheme Meeting in Annexure F)	6 June 2011
If the Share Scheme is approved by the Requisite Majority of Allied Gold Shareholders and Allied Gold Optionholders, the expected timetable is:	
Court hearing for approval of Share Scheme	10.00am, 20 June 2011
Announcement of Court approval	20 June 2011
Suspension of Trading of Allied Gold Limited Shares on ASX	20 June 2011
Effective Date (i.e. date court order is lodged with ASIC)	20 June 2011
Allied Gold Mining PLC CDIs commence trading on ASX on a deferred settlement basis	21 June 2011
Scheme Record Date (date for determining entitlements under Schemes)	7.00pm Sydney time, 24 June 2011
Cancellation of Trading of Allied Gold Limited Shares on AIM	1.30am, 28 June 2011
Delisting of Allied Gold Limited Shares from TSX	6.00am, 28 June 2011
Implementation Date	28 June 2011
Allied Gold Mining PLC Shares commence trading on London Stock Exchange	28 June 2011
Allied Gold Mining PLC Shares commence trading on TSX	28 June 2011
Allied Gold Limited Share delisting from trading on ASX	28 June 2011
Expected Despatch Date for certificates to Eligible Scheme Shareholders for Allied Gold Mining PLC Shares, confirmation of issue to Eligible (CDI) Scheme Members, CREST accounts credited and option certificates to Allied Gold Optionholders for Allied Gold Mining PLC Options.	30 June 2011
Normal trading of CDIs of Allied Gold Mining PLC commences on ASX	1 July 2011

Note: All dates following the date of the Share Scheme Meeting are indicative only and are subject to, among other things, all necessary approvals from the Court, ASX, TSX, the FSA, the London Stock Exchange and other relevant Authorities. Any changes to the above timetable will be announced through ASX and notified on Allied Gold's website at www.alliedgold.com.au

All references to time in this Scheme Booklet are references to Australian Eastern Standard Time (Brisbane).

2 LETTER FROM CHAIRMAN OF ALLIED GOLD

28 April 2011

Dear Shareholder

A year ago the Allied Gold Group was a single mine gold producer, with its Simberi mine in PNG producing 70Koz per annum.

The Allied Gold Group is forecasting production of 200,000 oz on an annualised basis from both Simberi and Gold Ridge. The acquisition of Gold Ridge, an associated AU$160 million capital raising and listing on the TSX have strengthened the Allied Gold Group's portfolio of assets and transformed the Allied Gold Group.

In April 2011 Allied Gold also successfully completed a book build for a placement to institutional and sophisticated investors raising gross proceeds of approximately AU$93.8 million. The raising will have the benefit of retiring approximately AU$50 million of existing debt facilities, funding projects to be undertaken to improve the Simberi gold project's operational efficiency, funding projects to be undertaken to expand production at the Simberi gold mine from 2.4Mtpa to 3.5Mtpa and providing working capital for exploration and other related corporate purposes.

Allied Gold has now established Allied Gold Mining PLC (**Allied Gold Mining PLC**) and if the conditions attached to the Share Scheme and Option Scheme are satisfied, all Allied Gold Shareholders will exchange their existing Allied Gold Shares for Allied Gold Mining PLC Shares or CDIs, on a one for six basis. Allied Gold and all of its subsidiaries will then become wholly owned by Allied Gold Mining PLC.

The Restructure will be implemented by way of two separate but interdependent schemes of arrangement for Allied Gold Shareholders and Allied Gold Optionholders. The Restructure will only be implemented if Allied Gold Shareholders approve the Share Scheme and Allied Gold Optionholders approve the Option Scheme and all other Conditions to such Schemes are satisfied.

Allied Gold is currently listed on three stock exchanges, the ASX, TSX and AIM. Shortly after the Share Scheme and the Option Scheme are approved by Allied Gold Shareholders and Allied Gold Optionholders and Court approval is obtained, Allied Gold will cease trading on AIM, TSX and ASX. Allied Gold Mining PLC intends to admit for trading its Allied Gold Mining PLC Shares on the premium segment of the Main Market and subject to Allied Gold Mining PLC fulfilling all of the listing requirements of the TSX, it intends to have Allied Gold Mining PLC Shares listed on the TSX and have CDIs traded on the ASX.

This proposal furthers Allied Gold's evolution into a truly international company and reflects the move of Allied Gold's Shareholder base away from Australia.

The board of Allied Gold Limited believes that negative investor perceptions would continue to attach to Allied Gold as a non UK company, in the United Kingdom and the rest of Europe because of its Australian incorporation. If the Schemes are implemented the Directors believe these particular, significant, concerns will be addressed. There is a level of interest in the United Kingdom and the rest of Europe in Allied Gold and, based on advice from its London brokers, the Directors believe that this interest can be enhanced by incorporating a company in England and Wales to act as the holding company of Allied Gold.

The success of the Share Scheme is dependent, amongst other factors referred to above, upon the approval of Allied Gold Shareholders and Optionholders at the Share Scheme Meeting and Option Scheme Meeting which will take place at 10.30am on 6 June 2011 at The Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland, Australia.

All the directors of Allied Gold support the Restructure and recommend it to Allied Gold Shareholders and Optionholders. The Independent Expert has concluded that the Restructure is in the best interests of Allied Gold Shareholders and Allied Gold Optionholders.

This Scheme Booklet includes the Notice of Scheme Meeting and provides information in relation to the Share Scheme, a detailed description of the advantages and disadvantages to be considered, and information on how to vote. I urge you to read it carefully before making your decision.

Yours sincerely

Mark Caruso
Chairperson

3 IMPORTANT NOTICES

This Scheme Booklet contains important information.

You should read this booklet in its entirety before making a decision as to how to vote on the resolutions to be considered at the Share Scheme Meeting, Option Scheme Meeting and General Meeting.

This Scheme Booklet:

(1) is the Scheme Booklet required to be sent to Allied Gold Shareholders under Part 5.1 of the Corporations Act to explain the effect of the Share Scheme and to disclose such other information in relation to the Share Scheme as is required by the Corporations Act and Corporations Regulations;

(2) discloses such information as is required to be disclosed to Allied Gold Shareholders in relation to the General Meeting; and

(3) is the information memorandum required under Condition 3 of Listing Rule 1.1, in connection with the admission of Allied Gold Mining PLC to the official list of ASX.

3.1 Defined Terms

Certain terms and abbreviations used in this Scheme Booklet (other than in the Independent Expert's Report, the Taxation Report and the US Tax Disclosure) have defined meanings which are explained in the glossary of defined terms in section 21 of this Scheme Booklet. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available as at the date of this Scheme Booklet. All numbers are rounded unless otherwise indicated.

3.2 Contents of booklet

This Scheme Booklet contains the Notice of Share Scheme Meeting, a proxy form and a form of instruction for the Share Scheme Meeting.

The Share Scheme Meeting will be at The Hilton Hotel Brisbane, 190 Elizabeth Street, Brisbane, Queensland Australia on 6 June 2011 at 10.30am, or immediately following the Optionholders Meeting, whichever is later.

The purpose of the Share Scheme Meeting is for the Allied Gold Shareholders to consider and, if thought appropriate, approve the Share Scheme proposed by Allied Gold. Annexure D of this Scheme Booklet contains the proposed Share Scheme, Annexure F contains the Notice of Share Scheme Meeting, the proxy form for the Share Scheme Meeting is accompanied with this Scheme Booklet and the form of instruction for the Share Scheme Meeting is accompanied with this Scheme Booklet.

This Scheme Booklet also contains a notice of General Meeting of Allied Gold Shareholders, a proxy form and a form of instruction for the General Meeting to be held immediately before the Share Scheme Meeting. Annexure I of this Scheme Booklet sets out the details of the General Meeting.

If you are on the Register in Canada you will receive a letter of transmittal and a cover letter describing the purpose of the letter of transmittal.

3.3 Investment Decisions

This Scheme Booklet does not take into account your individual investment objectives, financial situation and needs.

This Scheme Booklet should not be relied upon as the sole basis for any investment decision in relation to Scheme Shares, Allied Gold Mining PLC Shares or any other securities. You should seek independent legal, financial or other professional advice before making a decision whether or not to vote in favour of the Share Scheme.

Allied Gold Mining PLC is incorporated under the laws of England and Wales, whereas Allied Gold incorporated under the laws of Australia. Allied Gold Shareholders, whose rights are currently governed by the laws of Australia and the constitution of Allied Gold will, upon Implementation of the Share Scheme, become holders of Allied Gold Mining PLC shares and their rights as such will be governed by the laws of England and Wales and the Memorandum and Articles of Association of Allied Gold Mining PLC. The material differences between the rights of holders of Allied Gold Mining PLC Shares and

holders of shares in an Australian company, resulting from the differences in their governing documents and governing laws, are summarised in section 17.

3.4 Shares held as security

If your Allied Gold Shares or Allied Gold Options are held as security by a security holder or financier, you should check the requirements of your security holder or financier before you vote in respect of the Share Scheme or the Option Scheme.

3.5 Foreign exchange calculations

On 27 April 2011, the Australian dollar/UK pound exchange rate was AU$1 = GBP0.66.

The Australian dollar/UK pound exchange rate average for the 12 month period to 26 April 2011 is AU$1 = GBP 0.6099.

On 27 April 2011, the Canadian dollar/UK pound exchange rate was C$1 = GBP0.64.

On 27 April 2011, the Canadian dollar/Australian dollar exchange rate was C$1 = AU$0.97.

3.6 ASIC, ASX and Court involvement

The Share Scheme will become binding on Allied Gold and each Allied Gold Shareholder upon the Court making an order under section 411(4)(b) of the Corporations Act and that order becoming effective under section 411(10) and the fulfilment of all of the other conditions to which the Share Scheme is subject, as set out in section 7.3.

A copy of this Scheme Booklet has been examined by ASIC for the purposes of section 411(2) of the Corporations Act.

ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Share Scheme.

If ASIC provides that statement, it will be produced to the Court at the time of the Second Court Hearing to approve the Share Scheme. Neither ASIC nor any of its officers takes responsibility for the contents of this Scheme Booklet.

A copy of this Scheme Booklet has also been provided to ASX. Neither ASX nor any of its officers takes any responsibility for the contents of this Scheme Booklet.

A copy of this Scheme Booklet has been lodged with the Court to obtain an order of the Court approving the calling of the Share Scheme Meeting. Orders made by the Court convening the meeting of Allied Gold Shareholders to approve the proposed Share Scheme do not constitute an endorsement by the Court of, or any other expression or opinion on, the proposed Share Scheme or this Scheme Booklet.

3.7 Supplementary information

A supplementary Scheme Booklet will be prepared and issued if Allied Gold Mining PLC or Allied Gold becomes aware, between the date of this Scheme Booklet and the date on which Allied Gold Mining PLC Shares to be issued to the Scheme Shareholders, that:

(1) a material statement in this Scheme Booklet is misleading or deceptive;

(2) there is a material omission from this Scheme Booklet;

(3) there has been a significant change affecting a matter included in this Scheme Booklet; or

(4) a significant new circumstance has arisen and it would have been required to be included in this Scheme Booklet.

3.8 Responsibility for information

The information concerning Allied Gold in this Scheme Booklet, including financial information and information as to the views and recommendations of the directors of Allied Gold, has been provided by Allied Gold and is the responsibility of Allied Gold.

The information concerning Allied Gold Mining PLC following completion of the Share Scheme contained in this Scheme Booklet has been prepared by Allied Gold Mining PLC and is the responsibility of Allied Gold Mining PLC, except to the extent that the information has been provided by Allied Gold.

Ernst & Young Transaction Advisory Services Limited has prepared the Independent Expert's Report in relation to the Share Scheme contained in Annexure A of this Scheme Booklet and they take responsibility for that report. The Independent Expert has concluded that, in its opinion, the Share Scheme is in the best interests of Allied Gold Shareholders as a whole. The Directors of Allied Gold confirm that they have not obtained any other reports from independent experts for the purposes of the Share Scheme.

PwC has prepared the Taxation Report contained in Annexure B of this Scheme Booklet and takes responsibility for that report subject to the engagement terms on which the Taxation Report was provided.

The US Tax Expert has prepared the US Tax Disclosure, contained in Annexure C of this Scheme Booklet and takes responsibility for all statements of law contained in that disclosure subject to the engagement terms on which the US tax disclosure was provided.

Except where otherwise indicated, information contained herein is given as of 27 April 2011.

3.9 Treatment of Allied Gold Shareholders

(1) Eligible Holders

(a) If your address on the Register is in United Kingdom (including Isle of Man and Channel Island), United States of America, New Zealand, Canada and PNG then you will be an Eligible Scheme Shareholder.

(b) If your address on the Register is in Australia then you will be an Eligible (CDI) Scheme Member.

(2) Shareholders on the Australian Register

If you are an Allied Gold Shareholder who is on the Register in Australia, as at the Scheme Record Date, you will be able to participate in the Share Scheme, as an Eligible (CDI) Scheme Member. If the Share Scheme is approved, you will be issued with Allied Gold Mining PLC CDIs. An application will be made for the CDIs to be listed and quoted on the ASX. If final approval is received for listing and quoting on ASX, you will receive CDIs. Please see section 6 of this Scheme Booklet which explains what CDIs are and the implications for the CDI holders.

(3) DI Holders

If you are an Eligible Allied Gold Shareholder who holds Allied Gold Shares through CREST, as at the Scheme Record Date, you will be able to participate in the Share Scheme. If the Share Scheme is approved, you will be issued with Allied Gold Mining PLC Shares. Application has been made to the FSA for all of Allied Gold Mining PLC Shares to be admitted to the premium segment of the Official List of the FSA and to the London Stock Exchange for Allied Gold Mining PLC Shares to be admitted to trading on its main market for listed securities. Such shares, if admitted, will be settled through CREST, provided you have supplied valid CREST details for your Allied Gold Mining PLC Shares. If you have not supplied valid CREST details you will receive your Allied Gold Mining PLC Shares in certificated form.

(4) UK Certificated Shareholders

If at the Scheme Record Date you are an Eligible Allied Gold Shareholder who is on the Register in the United Kingdom and you hold Allied Gold Shares in certificated form you will receive Allied Gold Mining PLC Shares in certificated form.

(5) Shareholders on the Canadian Register

If you are an Eligible Allied Gold Shareholder on the Register in Canada, once you return a duly completed letter of transmittal, you will be able to participate in the Share Scheme. If the Share Scheme is approved, you will be issued with Allied Gold Mining PLC Shares which the TSX has conditionally approved for listing (subject to Allied Gold Mining PLC fulfilling all of the listing requirements of the TSX).

(6) Ineligible Foreign Shareholders

If your address on the Allied Gold Register is in a country other than Australia, United Kingdom (including Isle of Man and Channel Island), United States of America, New Zealand, Canada or PNG, you will be regarded as an Ineligible Foreign Shareholder for the purposes of the Scheme, unless Allied Gold Mining PLC is satisfied, acting reasonably, that the laws of that Allied Gold Shareholder's country of residence (as shown in the Register) permit the issue and allotment of Allied Gold Mining PLC Shares to that Allied Gold Mining PLC Shareholder, either unconditionally or after compliance with conditions which Allied Gold Mining PLC in its sole discretion regards as acceptable. If Allied Gold Mining PLC does not issue Allied Gold Mining PLC Shares that would otherwise have been issued to an Ineligible Foreign Shareholder then those Allied Gold Mining PLC Shares will be issued to the Nominee at the same time as Allied Gold Mining PLC Shares are issued to Scheme Shareholders.

The Nominee will sell those Allied Gold Mining PLC Shares issued to it as soon as is reasonably practicable and deliver the sale proceeds to the Registrar for distribution to the Ineligible Foreign Shareholders. The sale proceeds will be paid in sterling, less any applicable brokerage, taxes and charges. Neither Allied Gold Mining PLC, Allied Gold nor the Nominee will be subject to any liability for the sale of Allied Gold Mining PLC Shares on a particular day or at a particular price.

This Scheme Booklet and the Share Scheme are subject to Australian disclosure requirements which may be different to those applicable in other jurisdictions. This Scheme Booklet and the Share Scheme do not in any way constitute an offer of securities in any place in which, or to any person to whom, it would not be lawful to make such an offer.

Application has been made to the FSA for all of Allied Gold Mining PLC Shares to be admitted to the premium segment of the Official List of the FSA and the London Stock Exchange for Allied Gold Mining PLC Shares to be admitted to trading on the Main Market. Such shares, if admitted, will be settled through CREST.

If you are an Ineligible Foreign Shareholder, you should refer to section 15.9 of this Scheme Booklet.

3.10 Settlement

(1) Register Removal Process

If Scheme Shareholders want to have more control over Allied Gold Mining PLC Shares or CDIs, and which register they are issued on, they can take advantage of the register removal process at least 48 hours prior to the Scheme Record Date.

The register removal process provides Scheme Shareholders with the opportunity to remove their Allied Gold Shares from one Register and place them on another. The removal process can be affected by making an election with your broker, or by completing the register removal documents located at the following address:

www-au.computershare.com/investor/formscatalogue.asp

The register removal process will cease 48 hours before Scheme Record Date.

(2) Eligible Holders

(a) If your address on the Register is in United Kingdom (including Isle of Man and Channel Island), United States of America, New Zealand, Canada or PNG then you will be an Eligible Shareholder.

(b) If your address on the Register is in Australia then you will be an Eligible (CDI) Scheme Member.

(3) Shareholders on the Australian Register

If at the Scheme Record Date you are an Eligible (CDI) Scheme Member and the Share Scheme is approved, you will be issued CDIs over Allied Gold Mining PLC Shares. Allied Gold will make application to ASX for CDIs to be listed and quoted on ASX. Please see section 6 of this Scheme Booklet which explains what CDIs are.

(4) DI Holders

If at the Scheme Record Date you are an Eligible Allied Gold Shareholder who holds Allied Gold Shares through CREST, you will receive Allied Gold Mining PLC Shares. Application has been made to the FSA for all of Allied Gold Mining PLC Shares to be admitted to the premium segment of the Official List of the FSA and the London Stock Exchange for Allied Gold Mining PLC Shares to be admitted to trading on its main market for listed securities. Such shares, if admitted, will be settled through CREST. If you have not supplied valid CREST details you will receive your Allied Gold Mining PLC Shares in certificated form.

(5) UK Certificated Shareholders

If at the Scheme Record Date you are an Eligible Allied Gold Shareholder who is on the Register in the United Kingdom and you hold Allied Gold Shares in certificated form you will receive Allied Gold Mining PLC Shares in certificated form.

(6) Shareholders on the Canadian Register

If you are on the register in Canada, once you complete the enclosed letter of transmittal you will receive Allied Gold Mining PLC Shares which the TSX has conditionally approved for listing. If you are a Canadian Beneficial Holder, at the Scheme Record Date, you will receive Allied & Mining PLC Shares which the TSX has conditionally approved for listing and will be settled through CDS.

(7) Ineligible Foreign Shareholders

If your address on the Allied Gold Register is in a country other than Australia, United Kingdom (including Isle of Man and Channel Islands), United States of America, New Zealand, Canada or PNG, you will be regarded as an Ineligible Foreign Shareholder for the purposes of the Scheme and paid proceeds in sterling from the sale of Allied Gold Mining PLC Shares (refer to section 15.9), unless Allied Gold Mining PLC is satisfied, acting reasonably, that the laws of that Allied Gold Shareholder's country of residence (as shown in the Register) permit the issue and allotment of Allied Gold Mining PLC Shares to that Allied Gold Shareholder, either unconditionally or after compliance with conditions which Allied Gold Mining PLC in its sole discretion regards as acceptable.

3.11 Notice to Scheme Shareholders in the United States

The Scheme Booklet has not been prepared in accordance with the US securities laws and regulations and none of the US securities and exchange commission (the ***SEC***), any US State securities commission or any other US regulatory authority has approved or disapproved the securities issuable in connection with the Share Scheme nor have any of them passed upon or endorsed the merits of the Share Scheme or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.

3.12 Forward Looking Statements

This Scheme Booklet contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. The statements contained in this Scheme Booklet, about the advantages and disadvantages expected to result from the Schemes and London Stock Exchange listing are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Allied Gold or Allied Gold Mining PLC to be materially different from future results, performance or achievements expressed or implied by such statements. The operations and financial performance of Allied Gold and/or Allied Gold Mining PLC and the change in jurisdiction from Australia to the United Kingdom are subject to various risks that are summarised in this Scheme Booklet and which may be beyond the control of Allied Gold and/or Allied Gold Mining PLC.

As a result, Allied Gold's actual results of operations and earnings and those of Allied Gold Mining PLC following implementation of the Schemes, as well as the actual advantages of the Schemes, may differ significantly from those that are anticipated in respect of timing, amount or nature and may never be achieved.

The forward-looking statements included in this Scheme Booklet reflect views only as of the date of this Scheme Booklet. None of Allied Gold, Allied Gold Mining PLC or any other person gives any

representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking-statements in this Scheme Booklet will actually occur and you are cautioned not to place undue reliance on such forward-looking statements.

All written and oral forward-looking statements attributable to Allied Gold or Allied Gold Mining PLC or any person acting on their behalf are qualified by this cautionary statement. Subject to any continuing obligations under the Listing Rules, the Corporations Act or requirements under Canadian securities laws, Allied Gold and Allied Gold Mining PLC do not give any undertaking to update or revise any such statements after the date of this Scheme Booklet, to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based. For Canadian Scheme Shareholders please refer to the risk factors in Allied Gold's most recent Annual Information Form filed with the Canadian Provincial securities regulators and available at www.sedar.com.

4 FREQUENTLY ASKED QUESTIONS

This Section answers some basic questions that you may have about the Schemes. The information set out in this Section is a summary only and should only be read in conjunction with the entire Scheme Booklet. You should read the entire Scheme Booklet before deciding how to vote on the Share Scheme Resolution to be considered at the Share Scheme Meeting. Optionholders should read the Explanatory Statement in addition to the Scheme Booklet before deciding how to vote on the Option Scheme Resolution to be considered at the Option Scheme Meeting.

No	QUESTION	ANSWER	For more information
Overview			
1.	**What is the Restructure?**	The Restructure will place a company registered in England and Wales, Allied Gold Mining PLC, as the holding company of Allied Gold. The Restructure will be undertaken by: • the transfer of all Allied Gold Shares to Allied Gold Mining PLC and the cancellation of Allied Gold Options, resulting in Allied Gold becoming the wholly-owned subsidiary of Allied Gold Mining PLC; and • the listing of Allied Gold Mining PLC Shares on the TSX, ASX and the premium segment of the Main Market. At this stage, Allied Gold Mining PLC has applied to receive conditional approval to list Allied Gold Mining PLC Shares on the TSX. Listing on the TSX, ASX and the premium segment of the Main Market is subject to Allied Gold Mining PLC fulfilling all of the individual listing requirements of the TSX, ASX and the premium segment of the Main Market. Allied Gold Mining PLC Options are to remain unlisted.	Section 7.1
2.	**What is the purpose of the Restructure?**	To restructure Allied Gold to enable it to list on the premium segment of the Main Market.	
3.	**How will the Restructure be implemented?**	The Restructure will be implemented by way of two separate but interdependent schemes of arrangement for Allied Gold Shareholders and Allied Gold Optionholders. The Restructure will only be implemented if Allied Gold Shareholders approve the Share Scheme and Allied Gold Optionholders approve the Option Scheme. There are separate Scheme Meetings for Allied Gold Shareholders and Allied Gold Optionholders. Allied Gold Shareholders will be issued with consideration as set out at question 7 below. This Scheme Booklet is relevant to the Share Scheme. The consideration for Allied Gold Optionholders is set out in the Explanatory Statement.	Section 7.11
4.	**Why is the Restructure proposed?**	The anticipated benefits of the Restructure include: • as London is the world's largest gold trading market, listing on the premium segment of the Main Market will provide the Allied Gold Group with increased exposure to this market; • increased visibility for the Allied Gold Group in the UK and European markets; • increased attractiveness of the Allied Gold Group to UK and European investors once domiciled in UK with a local listing on the premium segment of the Main Market; • potential higher liquidity in Allied Gold Mining PLC securities because of increased potential for future fundraising to be successful; and • eligibility for Allied Gold Mining PLC, as a UK company, to be included in major UK indices.	Section 7.2

No	QUESTION	ANSWER	For more information
		For these reasons, the directors of Allied Gold consider that the Restructure will achieve long-term benefits for Allied Gold Shareholders and Allied Gold Optionholders.	
5.	**How is the Option Scheme related to the Share Scheme?**	The Share Scheme and Option Scheme are cross-conditional. If the Share Scheme is not approved by the Requisite Majority of Allied Gold Shareholders or the Court, then the Option Scheme will not be implemented, whether or not the Option Scheme is approved by Allied Gold Optionholders. If the Option Scheme is not approved by the Requisite Majority of Allied Gold Optionholders and the Court, then the Share Scheme will not be implemented, whether or not the Share Scheme is approved by the Allied Gold Shareholders.	Section 7.1
6.	**What do the Allied Gold Directors recommend?**	The directors of Allied Gold have considered the advantages and disadvantages of the Restructure and believe that it is in the best interests of Allied Gold Shareholders and Allied Gold Optionholders. The Allied Gold Directors unanimously recommend that Allied Gold Shareholders vote in favour of the Restructure. The directors of Allied Gold unanimously recommend that Allied Gold Optionholders vote in favour of the Restructure. Each Allied Gold Director who holds Allied Gold Shares intends to vote in favour of the Share Scheme. Each Allied Gold Director who holds Allied Gold Options intends to vote in favour of the Option Scheme.	Section 7.14
Consideration			
7.	**What will I receive if the Share Scheme is approved?**	If you are an Eligible Scheme Shareholder or Eligible (CDI) Scheme Member you will receive one Allied Gold Mining PLC Share or one Allied Gold Mining PLC CDI for every six Allied Gold Shares you hold as at the Scheme Record Date. (1) Shareholders on the Australian Register If at the Scheme Record Date you are an Eligible (CDI) Scheme Member, you will be issued CDIs over Allied Gold Mining PLC Shares. Allied Gold will make application to ASX for CDIs to be listed and quoted on ASX. (2) DI Holders If at the Scheme Record Date you hold Allied Gold Shares through CREST, you will receive Allied Gold Mining PLC Shares. Application has been made to the FSA for all of Allied Gold Mining PLC Shares to be admitted to the premium segment of the Official List of the FSA and to the London Stock Exchange for Allied Gold Mining PLC Shares to be admitted to trading on its main market for listed securities. Such shares, if admitted, will be settled through CREST. If you have not supplied valid CREST details you will receive your Allied Gold Mining PLC Shares in certificated form. (3) UK Certificated Shareholders If at the Scheme Record Date you are an Eligible Allied Gold Shareholder who is on the Register in the United Kingdom and you hold Allied Gold Shares in certificated form you will receive Allied Gold Mining PLC Shares in certificated form. (4) Shareholders on the Canadian Register If you are on the Register in Canada, once you complete the enclosed letter of transmittal you will receive Allied Gold Mining PLC Shares which the TSX has conditionally approved for listing. If you are a Canadian Beneficial Holder at the Scheme Record Date, you will receive Allied Gold Mining PLC Shares which the TSX has conditionally approved for listing and will be settled through CDS.	Section 7.10

No	QUESTION	ANSWER	For more information
		Please refer to Section 15.13 of this Scheme Booklet which provides detailed information on the implications for Canadian Scheme Shareholders. UK stamp duty and SDRT will apply to Allied Gold Shares which are converted to Allied Gold Mining PLC Shares and traded in CDS. Allied Gold will pay stamp duty reserve tax incurred as a result of the CDS transfer of Allied Gold Shares from Allied Gold Mining PLC to CDS, only for those Allied Gold Shares already in CDS. Existing Shareholders of Allied Gold who hold their Allied Gold Shares in certificated form wishing to transfer their Allied Gold Shares in CDS will be required to pay UK stamp duty or SDRT as applicable, at 1.5% of the open market value of the Schemes Shares as at the date of transfer. (5) Ineligible Foreign Shareholders If your address on the Allied Gold Register is in a country other than Australia, United Kingdom (including Isle of Man and Channel Islands), United States of America, New Zealand, Canada or PNG, you will be regarded as an Ineligible Foreign Shareholder for the purposes of the Scheme and paid proceeds in sterling from the sale of Allied Gold Mining PLC Shares (refer to section 15.9), unless Allied Gold Mining PLC is satisfied, acting reasonably, that the laws of that Allied Gold Shareholder's country of residence (as shown in the Register) permit the issue and allotment of Allied Gold Mining PLC Shares to that Allied Gold Mining PLC Shareholder, either unconditionally or after compliance with conditions which Allied Gold Mining PLC in its sole discretion regards as acceptable. If you are an Ineligible Foreign Shareholder, you should refer to section 15.9 of this Scheme Booklet.	
8.	**Why will I only receive one Allied Gold Mining PLC Share for every six Allied Gold Share?**	By issuing one Allied Gold Mining PLC Share or CDI for every six Allied Gold Shares, the number of shares issued by Allied Gold Mining PLC will be significantly reduced. Allied Gold believes that a one for six capital consolidation will provide a capital structure that is more consistent with UK and North American general market practice of having a smaller number of higher value securities. It is believed this will enhance the marketability of Allied Gold Mining PLC Shares.	Section 7.1
9.	**How will I deal with Allied Gold Mining PLC Shares in the United Kingdom and what are my rights as a Shareholder in the United Kingdom?**	Please refer to section 7.12 of the Scheme Booklet which sets out how Allied Gold Mining PLC Shares can be traded in the United Kingdom. Section 17 of the Scheme Booklet sets out the key differences between legislation in Australia and the United Kingdom.	Section 7.12
10.	**What is a CDI?**	CDIs are CHESS Depository Interests that are beneficial interests in securities quoted on ASX. Settlement is performed by electronic transfer in the CHESS and settlement system operated by ASX. If a foreign company such as Allied Gold Mining PLC issues CDIs in respect of its shares, the holders of the CDIs obtain beneficial interest of those shares. Allied Gold Mining PLC has appointed CDN, a wholly owned subsidiary of ASX, as a depositary nominee to hold legal title to Allied Gold Mining PLC Shares on behalf of CDI Holders. CDI Holders receive all the economic benefits of actual ownership of the underlying Allied Gold Mining PLC Shares whilst CDN holds legal title to Allied Gold Mining PLC Shares on behalf of the CDI holders.	Section 6
11.	**How many Allied Gold Mining PLC Shares does one CDI represent?**	One CDI represents one Allied Gold Mining PLC Share.	Section 7.1

No	QUESTION	ANSWER	For more information
12.	**If I receive CDIs, can I convert them into Shares and trade them on the TSX and on the Main Market?**	Yes. Once Allied Gold Mining PLC is listed on the premium segment of the Main Market, if you wish to trade Allied Gold Mining PLC Shares to which your CDIs relate on the premium segment of the Main Market, you can do so by first converting your CDIs to uncertificated Allied Gold Mining PLC Shares which can be settled through CREST. You may at any time convert your CDIs to uncertificated Allied Gold Mining PLC Shares by contacting either your stockbroker or Allied Gold Mining PLC Share registrar. Upon the CDIs being converted, Allied Gold Mining PLC Shares will be transferred from the legal holder, CDN, into your name.	Section 6
13.	**How will holding CDIs rather than shares affect me?**	As a CDI holder you will be able to trade your CDIs on ASX in a similar manner to trading shares. With the exception of voting arrangements, you will have substantially the same rights as holders whose shares are legally registered in their own name.	Section 6
14.	**Will I have to pay brokerage fees or stamp duty?**	If you are a Scheme Shareholder (other than an Ineligible Foreign Shareholder whose entitlement under the Share Scheme will be issued to the Nominee), you will not have to pay brokerage or stamp duty in connection with the Share Scheme (unless you hold your Allied Gold Shares in certificated form and choose to transfer the Shares to CDS).	
15.	**When will I receive my consideration?**	If you are a Scheme Shareholder, you will receive your Allied Gold Mining PLC Shares or CDIs on the Implementation Date, and in any event, before the transfer of your Allied Gold Shares takes place. It is anticipated you will be issued with Allied Gold Mining PLC Shares or CDIs by 28 June 2011. Shareholders on the Canadian Register are asked to refer to the cover letter and letter of transmittal enclosed with the Scheme Booklet for information on how to receive their Allied Gold Mining PLC Shares.	Section 7.11
16.	**What if I am an Ineligible Foreign Shareholder?**	An Ineligible Foreign Shareholder for the purposes of the Share Scheme is an Allied Gold Shareholder whose address shown on the Register is a place outside Australia, United Kingdom (including Isle of Man and Channel Islands), United States of America, New Zealand, Canada or PNG, unless Allied Gold Mining PLC determines that it is lawful and not unduly onerous and not unduly impracticable to issue that Allied Gold Shareholder with Allied Gold Mining PLC Shares and it is lawful for that Allied Gold Shareholder to participate in the Schemes. Some Ineligible Foreign Shareholders may not be able to receive Allied Gold Mining PLC Shares due to their local securities laws. Allied Gold Mining PLC Shares to which those Ineligible Foreign Shareholders would be otherwise entitled to receive under the Share Scheme will be issued to the Nominee, who will sell those Shares transfer the sale proceeds, after deducting any brokerage, stamp duty and other taxes and charges, to the Registrar for distribution to the Ineligible Foreign Shareholders.	Section 15.9
17.	**How will fractional shares be treated?**	If pursuant to the Share Scheme you become entitled to a fraction of an Allied Gold Mining PLC Share or CDI, the number of Allied Gold Mining PLC Shares or CDIs you will receive will be rounded down to the next lowest whole number.	Section 7.11
18.	**Will this be a taxable transaction?**	The transfer of your Allied Gold Shares for the issue of Allied Gold Mining PLC Shares or CDIs pursuant to the Share Scheme may be a taxable transaction. You should seek your own professional advice regarding the tax consequences applicable to you, as it may vary depending on your individual circumstances. There will be no GST payable on this transaction.	Sections 16
Voting			
19.	**What voting majority is required to approve the Share Scheme?**	For the Share Scheme to be approved, a resolution must be passed at the Share Scheme Meeting by: • a majority in number (more than 50%) of Allied Gold Shareholders present and voting at the Share Scheme Meeting (either in person or by proxy, attorney or in the case of a corporation, its duly appointed corporate representative); and	Section 5.3

No	QUESTION	ANSWER	For more information
		• Allied Gold Shareholders who together hold at least 75% of the total amount of the votes cast on the resolution at the Share Scheme Meeting. The Share Scheme is also conditional on the Option Scheme being approved by the Requisite Majority of Allied Gold Optionholders and by the Court.	
20.	**When and where will the Share Scheme Meeting be held?**	The Share Scheme Meeting will be held on 6 June 2011 at 10.30am or immediately following the Optionholders Meeting, whichever is the later, at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia.	Section 5.2
21.	**Am I entitled to vote?**	If you are registered as an Allied Gold Shareholder on the Register at 10.30am on 4 June 2011, you will be entitled to vote at the Share Scheme Meeting. You may vote in person at the meeting or by completing and lodging the proxy form entitled "Share Scheme Meeting" accompanying this Scheme Booklet.	Section 5.4
22.	**How can DI Holders vote?**	If you wish to attend the Share Scheme Meeting and / or the General Meeting and vote in person, you must ask the Depositary to appoint you as its representative. A letter of representation can be obtained from the Depositary. If you do not wish to attend the Share Scheme Meeting in person, you should take the action set out below. Allied Gold DI Holders who are able to give voting instructions via CREST should do so by completing and transmitting the appropriate CREST message so as to be received by the Depositary by 10:30 a.m. on 2 June 2011. Allied Gold DI Holders who cannot give voting instructions via CREST should complete and submit the form of instruction accompanied with this Scheme Booklet, for use in respect of voting on the resolutions at the Share Scheme Meeting and the General Meeting on 6 June 2011, so as to be received by the Depositary by 10.30 a.m. on 2 June 2011.	Section 7.1
23.	**Should I vote?**	Yes, but you do not have to vote. However, the directors of Allied Gold Directors believe that the Share Scheme is important to all Allied Gold Shareholders and unanimously recommend that you vote in favour of the Share Scheme.	Section 7.14
24.	**What happens if I do not vote or if I vote against the Share Scheme?**	If the Share Scheme is approved (even if you did not vote or you voted against the Share Scheme) and you are an Eligible Scheme Shareholder or DI Holder as at the Scheme Record Date and all conditions of the Share Scheme are satisfied, your Allied Gold Shares will be transferred to Allied Gold Mining PLC and you will be entitled to receive Allied Gold Mining PLC Shares or CDIs pursuant to the Share Scheme.	Section 7.10
25.	**When will the results of the Share Scheme Meeting be known?**	The results of the Share Scheme Meeting will be available shortly after the conclusion of the Share Scheme Meeting and will be announced on ASX once available. You should note that the Share Scheme is also subject to Court approval. If the Requisite Majority of Allied Gold Shareholders is obtained, the Court hearings for the approval of the Schemes are expected to be held on 20 June 2011.	Section 7.11
Other			
26.	**What are the principal difference between holding shares in an Australian company and an English company?**	Allied Gold Shareholders, whose rights are currently governed by the laws of Australia and the constitution of Allied Gold will, upon Implementation of the Share Scheme, become holders of Allied Gold Mining PLC shares and their rights as such will be governed by the laws of England and Wales and the Memorandum and Articles of Association of Allied Gold Mining PLC. Section 17 summaries the material differences between the rights of holders of Allied Gold Mining PLC Shares and holders of shares in an Australian company, resulting from the differences in their governing documents and governing laws.	Section 17

No	QUESTION	ANSWER	For more information
27.	**What happens if the Schemes are not approved?**	If the Share Scheme or the Option Scheme do not proceed, the Restructure will not be implemented. Allied Gold Shareholders and DI Holders will retain their Allied Gold Shares or DIs and Allied Gold will remain listed on ASX, AIM and TSX. Your rights as an Allied Gold Shareholder and DI Holder will remain unchanged. The rights of Allied Gold Optionholders will also remain unchanged. If the Restructure is not implemented, Allied Gold Mining PLC will not be listed on the premium segment of the Main Market.	
28.	**What voting majority is required to approve the Option Scheme?**	For the Option Scheme to be approved, a resolution must be passed at the Option Scheme Meeting by: • a majority in number (more than 50%) of Allied Gold Optionholders present and voting at the Option Scheme Meeting (either in person or by proxy, attorney or in the case of a corporation, its duly appointed corporate representative); and • Allied Gold Optionholders who together hold at least 75% of the debts and claims of the Allied Gold Optionholder present and voting at the Option Scheme Meeting. The Option Scheme is also conditional on the Share Scheme being approved by the Requisite Majority of Allied Gold Shareholders and by the Court.	Section 5.3
29.	**What will happen to Allied Gold if either the Share Scheme or the Option Scheme is approved but the other is not?**	The Share Scheme and the Option Scheme are each conditional upon the other being approved by the Requisite Majorities of Allied Gold Shareholders and Requisite Majorities of Allied Gold Optionholders and by the Court. This means that if one of the Schemes is not approved then the Restructure will not proceed.	Section 15.7
30.	**What will happen to Allied Gold if the Schemes proceed?**	The acquisition by Allied Gold Mining PLC of 100% control of Allied Gold will not impact Allied Gold's current projects. Allied Gold's strategic direction will be determined by the board of Allied Gold Mining PLC, which will be the same as the board of Allied Gold. Neither Allied Gold Mining PLC nor Allied Gold has any current intention to change or affect the future employment of the present employees or the existing management of Allied Gold. Allied Gold Mining PLC will have its registered office in the United Kingdom.	Section 7.10
31.	**What will happen to Allied Gold Options if the Schemes proceed?**	Each holder of Allied Gold Options will receive one Allied Gold Mining PLC Option for each six Allied Gold Options held by the Allied Gold Optionholder at the Scheme Record Date. Each Allied Gold Optionholder will receive an option certificate from Allied Gold Mining PLC by 30 June 2011. Following this, the option certificate for the Allied Gold Options will be cancelled. Further details of the Option Scheme are set out in the Explanatory Statement.	Section 7.10
32.	**Can I sell my Allied Gold Shares now?**	You can offer to sell your Allied Gold Shares on the market at any time before the Close of Trading at the prevailing market price.	
33.	**If the Schemes are approved, when can I start trading my Allied Gold Mining PLC Shares or CDIs?**	Subject to receiving final approval to be admitted to trade, Eligible Scheme Shareholders, who are on the UK Register, who receive Allied Gold Mining PLC Shares can sell those Allied Gold Mining PLC Shares on the premium segment of the Main Market at any time on or after their admission on 28 June 2011. Subject to receiving final approval to be listed, Eligible (CDI) Scheme Members who receive CDIs can sell those CDIs on the ASX on a deferred settlement basis at any time on or after their admission on 21 June 2011. Subject to receiving final approval to be listed, Eligible Scheme Shareholders, who are on the Canadian Register, who receive Allied Gold Mining PLC Shares will be able to sell those Allied Gold Mining PLC Shares on the TSX at any time on or after their admission expected to be on 28 June 2011.	Section 7.12 and Section 7.13

5 HOW TO VOTE

The Directors unanimously recommend that you vote in favour of the Schemes.

5.1 Your vote is important

For the Restructure to proceed, it is necessary that sufficient Allied Gold Shareholders and Optionholders vote in favour of the Share Scheme and Option Scheme.

5.2 Notice of Meeting

The Share Scheme will be voted on by Allied Gold Shareholders at a meeting to be held at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia on 6 June 2011 at 10.30am or immediately following the Optionholders Meeting, whichever is later. The Notice of Share Scheme Meeting is included in Annexure F of this Scheme Booklet.

5.3 Voting

(1) Approval of the Share Scheme by Allied Gold Shareholders

For the Share Scheme to be approved, votes in favour of the Scheme Resolution must be received from Allied Gold Shareholders as follows:

(a) a majority in number (being 50%) of Allied Gold Shareholders entitled to vote on the Scheme Resolution present and voting at the Share Scheme Meeting (whether in person, by proxy, by attorney, or by corporate representative); and

(b) at least 75% of the total number of votes cast (whether in person, by proxy, by attorney, or by corporate representative) on the Scheme Resolution at the Share Scheme Meeting by Allied Gold Shareholders entitled to vote on the Scheme Resolution.

(2) Approval of Option Scheme by Allied Gold Optionholders

For the Option Scheme to be approved, votes in favour of the Option Scheme must be received from:

(a) a majority in number of Allied Gold Optionholders entitled to vote on the Option Scheme Resolution present and voting at the Option Scheme Meeting (whether in person, by proxy, by attorney or by corporate representative); and

(b) at least 75% of the total number of votes cast (whether in person, by proxy, by attorney, or by corporate representative) on the Option Scheme Resolution at the Option Scheme Meeting by Allied Gold Optionholders entitled to vote on the Option Scheme Resolution.

The passing of the resolutions approving the Schemes is a condition to the implementation of the Schemes.

The notice convening the Share Scheme Meeting is set out in Annexure F. A Proxy Form for use in connection with the Share Scheme Meeting is accompanied with this Scheme Booklet.

5.4 Voting entitlements

(1) Share Scheme Meeting

If you are registered as at 10.30am on 4 June 2011 as an Allied Gold Shareholder you will be entitled to vote on the resolution to approve the Share Scheme at the Share Scheme Meeting.

(2) Joint holders

In the case of Allied Gold Shares held by joint holders, only one of the joint Scheme Shareholders is entitled to vote. If more than one shareholder votes in respect of jointly held Allied Gold Shares, only the vote of the Scheme Shareholder whose name appears first in the Allied Gold Register will be counted.

(3) Voting in person

The Share Scheme Meeting will be held on 6 June 2011 at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia commencing at 10.30am.

(4) **Voting by proxy**

Each Allied Gold Shareholder has the right to appoint as proxyholder a person (who may be an individual or a body corporate and who need not be an Allied Gold Shareholder) other than the person(s) designated by management of Allied Gold in the enclosed form of proxy to attend and act on the Allied Gold Shareholder's behalf at the Scheme Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another form of proxy. Allied Gold Shareholders wishing to vote by proxy at the Share Scheme Meeting must complete and return the personalised Proxy Form that is enclosed with this Scheme Booklet.

Completed Proxy Forms for the Share Scheme Meeting must be delivered so as to be received by Allied Gold by no later than 10.30am on 4 June 2011 (or, if the Share Scheme Meeting is adjourned, at least 48 hours before the resumption of the Share Scheme Meeting in relation to the resumed part of the Share Scheme Meeting) in any of the following ways:

Australian Registry

By post mail to:

Computershare Investor Services Pty Limited
GPO Box 242
MELBOURNE VIC 3001
AUSTRALIA

By hand delivery:

Computershare Investor Services Pty Limited
Level 2
45 St Georges Terrace
PERTH WA 6000
AUSTRALIA

By fax:

(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

By online proxy:

Log on to Allied Gold Share Registry's online voting website at www.investorvote.com.au and use the Control number found on the Proxy form.

Canadian Registry

By post mail to:

Computershare Investor Services Inc.

100 University Avenue
TORONTO ONTARIO M5J 2Y1
CANADA

By hand delivery to:

Computershare Investor Services Inc.

100 University Avenue
TORONTO ONTARIO M5J 2Y1
CANADA

By fax:

+ 1 866 249 7775

UK Registry

By post mail to:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
BRISTOL BS99 6ZY
UNITED KINGDOM

By fax:

+44 970 703 6109

Note: Proxy Forms may not be returned by email.

An Allied Gold Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Allied Gold Shareholder or by the Allied Gold Shareholder's attorney, who is authorised in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the Allied Gold Shareholder or by the Allied Gold Shareholder's attorney, who is authorised in writing, to or at the registered office of Allied Gold at any time up to and including the last business day preceding the day of the Scheme Meeting, or in the case of any adjournment of the Scheme Meeting, the last business day preceding the day of the adjournment, or with the Chairman of the Scheme Meeting on the day of, and prior to the start of, the Scheme Meeting or any adjournment thereof. An Allied Gold Shareholder may also revoke a proxy in any other manner permitted by law.

(5) **Undirected proxies**

If a proxy appointment is signed by an Allied Gold Shareholder but does not name the proxy or proxies in whose favour it is given, the Chairman of the Share Scheme Meeting will act as proxy.

Proxy appointments in favour of the Chairman of the Share Scheme Meeting, the company secretary of Allied Gold or any director which do not contain a direction as to how to vote will be voted in support of the Scheme Resolution (in the absence of a superior proposal having been received prior to the date of the Share Scheme Meeting).

(6) **Voting by attorney**

If an Allied Gold Shareholder executes or proposes to execute any document, or do any act, by or through an attorney which is relevant to the Allied Gold Shareholder's shareholding in Allied Gold, that Allied Gold Shareholder must deliver the instrument appointing the attorney to Allied Gold for notation.

Allied Gold Shareholders wishing to vote by attorney at the Share Scheme Meeting must, if they have not already presented an appropriate power of attorney to Allied Gold for notation, deliver to Allied Gold (at the address or facsimile number provided in Section 5.4) the original instrument appointing the attorney or a certified copy of it by no later than 10.30am on 4 June 2011 (or, if the Share Scheme Meeting is adjourned, at least 48 hours before the resumption of the Share Scheme Meeting in relation to the resumed part of the Share Scheme Meeting).

Unless the contrary is evident from the express terms of the power of attorney, any power of attorney granted by an Allied Gold Shareholder will, as between Allied Gold and that Allied Gold Shareholder, continue in force and may be acted on, unless express notice in writing of its revocation or the death of the relevant Allied Gold Shareholder is lodged with Allied Gold. If you are registered as at 10.30am on 4 June 2011 as an Allied Gold Shareholder you will be entitled to vote on the resolution to approve the Share Scheme at the Share Scheme Meeting.

(7) **Voting by corporate representative**

An Allied Gold Shareholder or proxy which is a body corporate may appoint an individual to act as its representative at the Share Scheme Meeting.

To vote by corporate representative at the Share Scheme Meeting, a corporate Allied Gold Shareholder or proxy should obtain an appointment of corporate representative form from Allied

Gold and complete and sign the form in accordance with the instructions on it. The form should then be lodged at the registration desk on the day of the Share Scheme Meeting.

The appointment of a representative may set out restrictions on the representative's powers.

The original form of appointment of a representative, a certified copy of the appointment, or a certificate of the body corporate evidencing the appointment of a representative is prima facie evidence of a representative having been appointed.

The Chairman of the Share Scheme Meeting may permit a person claiming to be a representative to exercise the appointing body's powers even if they have not produced a certificate or other satisfactory evidence of their appointment.

(8) **Voting by DI Holders**

If you wish to attend the Share Scheme Meeting and / or the General Meeting and vote in person, you must ask the Depositary to appoint you as its representative. A letter of representation can be obtained from the Depositary.

If you do not wish to attend the Share Scheme Meeting in person, you should take the action set out below.

Allied Gold DI Holders who are able to give voting instructions via CREST should do so by completing and transmitting the appropriate CREST message so as to be received by the Depositary by 10:30 a.m. on 2 June 2011.

Allied Gold DI Holders who cannot give voting instructions via CREST should complete and submit the enclosed form of instruction which accompanies this Scheme Booklet for use in respect of voting on the resolutions at the Share Scheme Meeting and the General Meeting on 6 June 2011, so as to be received by the Depositary by 10.30 a.m. on 2 June 2011.

(9) **Voting by Canadian Beneficial Holders**

If you are not registered as a Shareholder but you are a Canadian Beneficial Holder and wish to attend and vote at the Share Scheme Meeting, you should read this section for directions on how to vote.

If you are a Canadian Beneficial Holder, you must be appointed by the applicable intermediary as a proxyholder to attend and vote in person at the Share Scheme Meeting. Canadian Beneficial Holders who have not objected to their intermediary disclosing certain ownership information about themselves to Allied Gold are referred to as Non-Objecting Beneficial Shareholders. Those Canadian Beneficial Holders who have objected to their intermediary disclosing ownership information about themselves to Allied Gold are referred to as Objecting Beneficial Shareholders.

Allied Gold has distributed copies of the Scheme Booklet to intermediaries for distribution to all Canadian Beneficial Shareholders who have not waived their rights to receive these materials. Often, intermediaries will use a service company to forward such documents to Objecting Beneficial Shareholders. With the Scheme Booklet the intermediaries will provide Objecting Beneficial Shareholders with a Voting Instruction Form. The Voting Instruction Form is not a proxy and cannot be used as a proxy at the Share Scheme Meeting. When properly completed the Voting Instruction Form will constitute voting instructions which the intermediary must follow.

The mechanisms described in Subsection 5.4(1)-5.4(7) for Allied Gold Shareholders to attend and vote at the Share Scheme Meeting, cannot be used by Canadian Beneficial Holders and the instructions on the Voting Instruction Form must instead be followed. The Voting Instruction Form is provided instead of a personalised proxy form. By returning the Voting Instruction Form in accordance with its instructions, a Canadian Beneficial Holder is able to direct how his, her or its Allied Gold Shares are to be voted at the Share Scheme Meeting. However, the Voting Instruction Form does not allow the Allied Gold Shareholder to attend the Share Scheme Meeting or to vote in person at the Share Scheme Meeting (except as described above).

Proxies returned by intermediaries as "non-votes" because the intermediary has not received instructions from the Canadian Beneficial Holder with respect to the voting of certain Allied Gold Shares or, where under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Allied Gold Shares on one or more of the matters that come before the

Share Scheme Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter.

All proxy-related material sent by Allied Gold to Canadian Beneficial Holders has been sent using information (as to name, address and shareholdings) obtained from the intermediaries pursuant to, and in accordance with, applicable securities legislation.

(10) **Further information on voting**

Allied Gold Shareholders, their attorneys or representatives (including proxies and their representatives) who plan to attend the Share Scheme Meeting in person are asked to arrive at the venue 20 minutes prior to the time designated for the commencement of the Share Scheme Meeting with written evidence of their name and address, if possible, so that their shareholding may be checked against the Allied Gold Register and attendances noted. Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the Share Scheme Meeting.

Further information relating to voting procedures are contained in the Notice of the Share Scheme Meeting set out in Annexure F.

6 INFORMATION ABOUT CDIS

6.1 What is CHESS?

Settlement of trading of quoted securities on ASX market takes place on CHESS, which is ASX's electronic transfer and settlement system. CHESS electronically manages the transfer and settlement of transactions in securities quoted on ASX. No share or security certificates are issued in respect of shareholdings or security holdings which are quoted on ASX and settled on CHESS, nor is it a requirement for transfer forms to be executed in relation to transfers which occur on CHESS.

Allied Gold Mining PLC, which is subject to the laws of the United Kingdom, cannot facilitate Allied Gold Mining PLC Shares being settled electronically or held in CHESS. To overcome this, Allied Gold Mining PLC will issue CDIs in accordance with the Share Scheme.

6.2 Overview of CDIs

CDIs are depositary receipts known as CHESS Depositary Interests that are beneficial ownership in securities registered in the name of CDN. The main difference between holding CDIs and holding shares is that the holder of CDIs has beneficial ownership of underlying shares in Allied Gold Mining PLC instead of legal title. Allied Gold Mining PLC has appointed CDN, as a depositary nominee, to hold legal title to Allied Gold Mining PLC Shares on behalf of CDI holders. CDI holders receive all the economic benefits of actual ownership of the underlying shares whilst CDN holds legal title to the shares on behalf of the CDI holders. CDI holders will be able to transfer and settle transactions electronically on ASX in CHESS.

Allied Gold Mining PLC will operate a certificated register of Allied Gold Mining PLC Shares, an uncertificated issuer sponsored subregister of CDIs and an uncertificated CHESS subregister of CDIs. The certificated register will be the register of legal title and the two uncertificated CDI subregisters combined will make up the register of beneficial title (with the certificated register reflecting the record ownership by CDN of Allied Gold Mining PLC Shares underlying the CDIs recorded in the two uncertificated CDI subregisters).

A CDI holder will receive a holding statement rather than a share certificate. The holding statement sets out the number of CDIs issued to (or subsequently transferred to or by) each holder. The holding statement will also advise the holder of the holder reference number of their holding.

6.3 Trading in CDIs

Allied Gold Mining PLC will make an application for the admission of Allied Gold Mining PLC to the official list of ASX and for quotation of the CDIs on the stock market conducted by ASX. Following this application, the CDIs will be listed on ASX.

CDIs will be quoted on ASX but will not trade on the premium segment of the Main Market. If CDI holders wish to trade Allied Gold Mining PLC Shares represented by their CDIs on the premium segment of the Main Market, they must do so by first converting their CDIs to Allied Gold Mining PLC Shares. Once the CDIs have been converted, holders are able to trade their Allied Gold Mining PLC Shares on the premium segment of the Main Market.

6.4 Converting from a CDI to an uncertificated Allied Gold Mining PLC Share

CDI holders may at any time convert their CDIs to Allied Gold Mining PLC Shares by contacting either:

(1) Allied Gold Mining PLC's Australian share registry if their CDIs are held on the issuer sponsored subregister operated by Allied Gold Mining PLC. Allied Gold Mining PLC's Australian share registry will provide holders with the applicable request form for completion and return; or

(2) their stock broker (referred to in CHESS as a Controlling / Sponsoring Participant) if their CDIs are held on the CHESS subregister. In this case the Controlling / Sponsoring Participant will arrange for completion of the applicable request form.

In both cases, once Allied Gold Mining PLC's Australian share registry has received the applicable request form, advice will be given to Allied Gold Mining PLC's UK transfer agent and registrar in the United Kingdom for Allied Gold Mining PLC Shares to be registered in accordance with the instructions in the request form.

Allied Gold Mining PLC Shares will be transferred from CDN into the name of the holder as an uncertificated Allied Gold Mining PLC Share tradable on the London Stock Exchange and settled in CREST, provided such Shareholder has provided the relevant CREST details.

It is estimated this process will take approximately 1 Business Day to complete following the initial conversion request being made, although Allied Gold Mining PLC can provide no guarantee about how long the time for conversion will take.

6.5 Restriction on transferability of Allied Gold Mining PLC Shares

Allied Gold Mining PLC proposes to publish the Allied Gold Mining PLC Prospectus on or around 17 June 2011.

Assuming such prospectus is approved by the UK Listing Authority and the Allied Gold Mining PLC Shares are admitted to the premium segment of the Official List of the FSA to trade on the Main Market, then such shares can be freely traded on the Main Market.

6.6 Dividends, rights and other shareholder entitlements

Under the ASX Settlement Operating Rules, Allied Gold Mining PLC is required to treat holders of CDIs as if they are holders of the underlying Allied Gold Mining PLC Shares. The ASX Settlement Operating Rules require that all economic benefits such as dividends, bonus issues, rights issues or similar corporate actions flow through to the CDI holders as if they were the legal owners of the underlying securities.

Any cash dividends or distributions made in a currency other than Australian dollars will be converted and paid to CDI holders, in Australian dollars by Allied Gold Mining PLC's Australian share registry, as agent for CDN.

6.7 Attendance at meetings—voting entitlements

CDI holders will receive notices of general meetings of Allied Gold Mining PLC Shareholders accompanied by a Notice of Direction form permitting you to direct CDN to vote on your behalf. As CDI holders are not the legal owners of the underlying Allied Gold Mining PLC Shares, CDN, which holds legal title to Allied Gold Mining PLC Shares represented by the CDIs, is entitled to vote at Allied Gold Mining PLC meetings at the instruction of the CDI holder.

6.8 Takeovers

The ASX Settlement Operating Rules provide that CDN may only accept a takeover offer in respect of Allied Gold Mining PLC Shares which it holds on behalf of a CDI holder if the CDI holder instructs CDN to accept the offer. CDN must ensure that the bidder processes the CDI holders' takeover acceptance.

6.9 Communication with CDI holders

Allied Gold Mining PLC's Australian share registry will have access to the registration details and holding balances of each CDI holding. This will enable Allied Gold Mining PLC to communicate with CDI holders when processing corporate actions, such as dividends, bonus issues and rights issues and when sending notices and announcements from Allied Gold Mining PLC, such as Allied Gold Mining PLC's annual report.

6.10 Further information

Further information in relation to CDIs and the matters referred to above may be obtained by calling:

Computershare Investor Services Pty Limited on + 61 3 9415 5000 or any stockbroker.

7 DETAILS OF THE SCHEMES

The Directors unanimously recommend that you vote in favour of the Schemes.

7.1 Outline of proposal

The purpose of this Scheme Booklet is to explain to Allied Gold Shareholders the details of the proposal. A Notice of Share Scheme Meeting is contained in Annexure F of this Scheme Booklet. You are being asked to vote at that meeting on the proposal. It is important you read this document in full before determining how to cast your vote.

Please contact Allied Gold on Australian Toll Free Number: 1800 669 201, North American Toll Free: number 1866 806 0447 or United Kingdom Toll Free number 0-808-189-1422 or email info@alliedgold.com.au, or contact your solicitor, accountant, broker or other adviser if you have any queries with respect to this Scheme Booklet.

The Restructure will be implemented by way of two separate but interdependent schemes of arrangement for Allied Gold Shareholders and Allied Gold Optionholders. The Restructure will only be implemented if both Allied Gold Shareholders and Allied Gold Optionholders approve the respective Schemes.

Allied Gold Mining PLC, the proposed holding company of Allied Gold, was incorporated in England and Wales on 7 March 2011.

Allied Gold Mining PLC has one share, the Subscriber Share, in issue. The Chief Financial Officer and Director of Allied Gold, Frank Terranova holds the Subscriber Share. Other than the Subscriber Share, Allied Gold Mining PLC has not issued any other shares and has not granted any other options or other convertible securities.

Allied Gold and Allied Gold Mining PLC have entered into agreements recording the Schemes and committing each party to undertake the steps required to satisfy all the Conditions. These agreements are set out in full in Annexure D, Annexure E and Annexure G.

On the Implementation Date, Allied Gold will procure Allied Gold Mining PLC to provide to each Allied Gold Shareholder who is a Scheme Shareholder (other than the Ineligible Scheme Shareholders) one Allied Gold Mining PLC Share or CDI for each six Allied Gold Shares registered in the name of that Scheme Shareholder in the Register on the Scheme Record Date. The terms and conditions of Allied Gold Mining PLC Shares are set out in Section 7.3 of this Scheme Booklet. All Allied Gold Shares will then be transferred to and vest in Allied Gold Mining PLC and Allied Gold will register the transfer of those shares.

For the treatment of Ineligible Scheme Shareholders, refer to section 15.9.

Entitlements to Allied Gold Mining PLC Shares or CDIs will be rounded down to the nearest whole share, or CDI.

It is expected that, if final approval is obtained by each exchange, Allied Gold Mining PLC Shares will commence trading:

(1) on the premium segment of the Main Market on 28 June 2011; and

(2) on the TSX on 28 June 2011, and

CDIs will open for trading on the ASX on 21 June 2011 initially on a deferred settlement basis and thereafter on an ordinary settlement basis.

Only Scheme Shareholders will participate in the Share Scheme. Only Scheme Optionholders will participate in the Option Scheme.

Allied Gold and Allied Gold Mining PLC have entered into the Implementation Agreement, and Allied Gold Mining PLC has entered into the Deed Polls for the benefit of all Allied Gold Shareholders and Allied Gold Optionholders, pursuant to which both entities have covenanted to perform their obligations to achieve the successful implementation of the Schemes. These documents are set out in full in Annexure E and H of this Scheme Booklet.

The Schemes are subject to a number of Conditions discussed in Section 7.3, including obtaining the approval of Allied Gold Shareholders. A meeting of Allied Gold Shareholders is scheduled to be held at

10.30am on 6 June 2011 at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia.

Voting by Allied Gold Shareholders

Allied Gold Shareholders may vote in person or by proxy in accordance with the Notice of Share Scheme Meeting set out in Annexure F. Registered Allied Gold Shareholders will receive a personalised proxy form which is accompanied with this Scheme Booklet.

Voting by Allied Gold DI Holders

If you wish to attend the Share Scheme Meeting and / or General Meeting and vote in person, you must ask the Depositary to appoint you as its representative. A letter of representation can be obtained from the Depositary. If you do not wish to attend the Share Scheme Meeting you should take the action set out below.

Allied Gold DI Holders who are able to give voting instructions via CREST should do so by completing and transmitting the appropriate CREST message so as to be received by the Depositary no later than 10.30am on 2 June 2011.

Allied Gold DI Holders who cannot give voting instructions via CREST should complete and submit the form of instruction which is accompanied with this Scheme Booklet, for use in respect of voting on the resolutions at the Share Scheme Meeting and General Meeting on 6 June 2011, so as to be received by the Depositary on by 10.30am on 2 June 2011.

Voting by Allied Gold Optionholders

Allied Gold Optionholders may vote in person or by proxy in accordance with the Notice of Option Scheme Meeting set out in Annexure H. Allied Gold Optionholders will receive a personalised proxy form as attached to the Option Explanatory Statement.

7.2 Why the Schemes are being proposed

Since achieving its AIM admission in 2006 and its TSX admission in 2010 Allied Gold has developed an increasingly international focus.

The anticipated benefits of the Restructure include:

(1) as London is the world's largest gold trading market, listing on the premium segment of the Main Market will provide the Allied Gold Group with more exposure to this market;

(2) increased visibility for the Allied Gold Group in the UK and European markets;

(3) increased attractiveness of the Allied Gold Group to UK and European investors once domiciled in UK with a local listing on the premium segment of the Main Market;

(4) potential higher liquidity in Allied Gold Mining PLC securities because of increased potential for future fund raising to be successful; and

(5) eligibility for Allied Gold Mining PLC, as a UK company, to be included on major UK indices.

The Independent Expert has concluded that the Share Scheme is in the best interests of the Allied Gold Shareholders. The Independent Expert's Report in respect of the Schemes is contained in Annexure A of this Scheme Booklet

For these reasons, the directors of Allied Gold consider that the Restructure will achieve long-term benefits for Allied Gold Shareholders.

7.3 Conditions of the Schemes

Implementation of the Schemes are subject to and conditional upon:

(1) the Implementation Agreement and the Deed Polls being in full force and effect so as to oblige the parties to give full force and effect to the implementation of the Schemes at all times prior to 8.00am on the Second Court Date;

(2) all approvals of any Authority which Allied Gold and Allied Gold Mining PLC agree are necessary or desirable to implement the Schemes are obtained and no Authority takes any action, or imposes any legal restraint or prohibition, to prevent implementation of the Schemes;

(3) the Independent Expert provides a report to Allied Gold that in its opinion the Share Scheme is in the best interests of Allied Gold Shareholders and the Option Scheme is in the best interests of the Allied Gold Optionholders and the Independent Expert does not change its conclusions or withdraw its report prior to the relevant Scheme Meetings;

(4) the Allied Gold Shareholders approve the Share Scheme at the Share Scheme Meeting by the Requisite Majority of Allied Gold Shareholders;

(5) the Allied Gold Optionholders approve the Option Scheme at the Option Scheme Meeting by the Requisite Majority of Allied Gold Optionholders;

(6) ASX approval for official quotation on the ASX the relevant CDIs, subject only to the Schemes taking effect and such other conditions imposed by ASX as are acceptable to Allied Gold and Allied Gold Mining PLC;

(7) TSX approval for official quotation on the TSX the relevant Allied Gold Mining PLC Shares, subject only to the Schemes taking effect and such other conditions imposed by TSX as are acceptable to Allied Gold and Allied Gold Mining PLC;

(8) admission of Allied Gold Mining PLC Shares to the premium segment of the Official List of the FSA and to trading on the Main Market, subject only to the Schemes taking effect and such other conditions imposed by London Stock Exchange as are acceptable to Allied Gold and Allied Gold Mining PLC;

(9) cancellation of the Depositary Interests immediately prior to Close of Registers in accordance with the DI Deed and re-materialisation of the underlying Allied Gold Shares deposited with the Custodian, so that the person registered in the Depositary Interest Register as the holder of DIs immediately prior to the re-materialisation is then recorded in the Register as the holder of the underlying Allied Gold Shares; and

(10) the Court makes Scheme Orders in relation to the Option Scheme and Share Scheme and any conditions imposed by the Court under section 411(6) of the Corporations Act as are acceptable to Allied Gold.

As at the date of this Scheme Booklet, Allied Gold is not aware of any circumstance which would cause the conditions outlined above not to be satisfied. Allied Gold will advise Allied Gold Shareholders of the status of the various conditions at the Share Scheme Meeting. Allied Gold will also announce to ASX, TSX and AIM any relevant matter which affects the likelihood of a condition being satisfied or not being satisfied, in accordance with its continuous disclosure obligations.

7.4 Implementation Agreement

Allied Gold and Allied Gold Mining PLC entered into the Implementation Agreement on 28 April 2011, pursuant to which Allied Gold and Allied Gold Mining PLC agreed to propose the Share Scheme and the Option Scheme and to use its best endeavours to implement the Scheme. The Implementation Agreement may be terminated by Allied Gold or Allied Gold Mining PLC in accordance with the Implementation Agreement at any time:

(1) if any Court or Authority has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Schemes, or has refused to do anything necessary to permit the Schemes, and the order, decree, ruling, other action or refusal has become final and non-appealable prior to the Second Court Date;

(2) if the other is in material breach of a term of this Agreement prior to the Second Court Date;

(3) upon the failure of a Condition (after the procedure procedures provided for in the Implementation Agreement have been undertaken); and

(4) after the End Date.

7.5 Shareholder Deed Poll

Allied Gold Mining PLC entered into the Shareholder Deed Poll in favour of all Scheme Shareholders under which it agreed to perform its obligations under the Implementation Agreement, including, subject to the Schemes becoming Effective, to provide the Share Scheme Consideration to which each Scheme Shareholder is entitled. A copy of the Shareholder Deed Poll is set out in Annexure E of this Scheme Booklet.

7.6 Share Scheme Meeting

On 4 May 2011 the Court ordered that Allied Gold convene the Share Scheme Meeting to be held on 6 June 2011 at 10.30am at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia.

For the Share Scheme to take effect, the Share Scheme must be agreed to by the Requisite Majority of Allied Gold Shareholders.

If the Allied Gold Shareholders do not approve the Share Scheme by a Requisite Majority of Allied Gold Shareholders, the Share Scheme will not proceed.

Shareholders on the Canadian Register are asked to refer to the cover letter and letter of transmittal enclosed with the Scheme Booklet for information on how to receive their Allied Gold Mining PLC Share.

7.7 Court approval of the Share Scheme

Allied Gold will apply to the Court for orders approving the Share Scheme if the Share Scheme is approved by the Requisite Majority of Allied Gold Shareholders at the Share Scheme Meeting and the Option Scheme is approved by the Requisite Majority of Allied Gold Optionholders at the Option Scheme Meeting. The Court has discretion not to grant the order approving the Share Scheme, even if the Share Scheme is approved by the Requisite Majority of Allied Gold Shareholders.

The Corporations Act and the Rules of the Supreme Court of Queensland provide a procedure for Allied Gold Shareholders to oppose the approval by the Court of the Share Scheme. If you wish to oppose the approval of the Share Scheme at the Second Court Hearing you may do so by filing with the Court and serving on Allied Gold an interlocutory process in the prescribed form together with any affidavit on which you wish to rely at the hearing.

With leave of the Court, you may also oppose the approval of either of the Schemes by appearing at the Second Court Hearing and applying to raise any objections you may have at the hearing. Allied Gold should be notified in advance of an intention to object.

The date for the Second Court Hearing to approve the Share Scheme is currently scheduled to be 20 June 2011, although an earlier date may be sought. Any change to this date will be announced through ASX and notified on Allied Gold's website at www.alliedgold.com.au.

7.8 Relevant time

For the purposes of determining the Allied Gold Shareholders entitled to receive notice of the Share Scheme Meeting, the Register was closed at the Relevant Time.

7.9 Effective date

The Share Scheme will become binding on Allied Gold and each Allied Gold Shareholder upon the Court making an order under section 411(4)(b) of the Corporations Act and that order becoming effective under section 411(10) and the fulfilment of all of the other conditions to which the Share Scheme is subject, as set out in section 7.3.

After the Effective Date, all holding statements for Allied Gold Shares will cease to be valid other than as evidence of entitlement to Allied Gold Mining PLC Shares.

7.10 Effect of the Share Scheme

Once all the Conditions are satisfied, a number of transactions will be effected on the Implementation Date:

(1) Allied Gold Mining PLC will issue to each Allied Gold Shareholder who is a Scheme Shareholder (other than an Ineligible Foreign Shareholder) one Allied Gold Mining PLC Share or CDI, credited as fully paid, for each six Allied Gold Shares registered in the name of the Scheme Shareholder in the Register on the Scheme Record Date.

(2) Allied Gold Mining PLC will issue Allied Gold Mining PLC Shares to which Ineligible Foreign Shareholders would otherwise be entitled, to the Nominee (for sale in accordance with the Ineligible Foreign Shareholder provisions described in section 15.9).

(3) The holder of Allied Gold Mining PLC Subscriber Share, Frank Terranova, will receive ten less Allied Gold Mining PLC Shares upon Implementation (as the one Subscriber Share will be subdivided into 10 Allied Gold Mining PLC Shares on a date prior to the proposed Share Scheme Meeting).

(4) All Allied Gold Shares will then be transferred to and vest in Allied Gold Mining PLC. Allied Gold will register the transfer of the Allied Gold Shares in favour of Allied Gold Mining PLC and as a result Allied Gold will become a wholly owned subsidiary of Allied Gold Mining PLC.

All Scheme Shareholders will be affected by the Share Scheme if implemented. Once the Share Scheme becomes effective (on the Effective Date) Scheme Shareholders will be bound by its terms, regardless of how they cast their vote at the Share Scheme Meeting. On the Implementation Date they will receive one Allied Gold Mining PLC Share or CDI for every six Allied Gold Shares held on the Scheme Record Date, in return for which they will cease to be shareholders in Allied Gold, or have any interest in Allied Gold Shares.

The Share Scheme extends to all holders of Allied Gold Shares as at the Scheme Record Date. This will include all holders of Allied Gold Shares issued between the date of this Scheme Booklet, and the Scheme Record Date, as a result of the exercise of Allied Gold Options.

Assuming no further Allied Gold Shares are issued and no Allied Gold Options are exercised after the date of this document and subject to the impact of the rounding down of fractional entitlements in accordance with the terms of the Share Scheme, a total of 199,756,249 Allied Gold Mining PLC Shares will be issued on the Implementation Date.

The holding statement for Allied Gold Mining PLC CDIs to which a Scheme Shareholder becomes entitled under the Share Scheme will be posted to CDI holders within ten Business Days after the Implementation Date.

If your address on the Register is in United Kingdom (including Isle of Man and Channel Islands), United States of America, New Zealand, Canada or PNG then you will be an Eligible Shareholder.

If your address on the Register is in Australia then you will be an Eligible (CDI) Scheme Member.

(1) Shareholders on the Australian Register

If you are an Eligible Allied Gold Shareholder who is on the Register in Australia, as at the Scheme Record Date, you will be able to participate in the Share Scheme as an Eligible (CDI) Scheme Member. If the Share Scheme is approved, you will be issued with Allied Gold Mining PLC CDIs. An application will be made for the CDIs to be listed and quoted on the ASX. If final approved is received for listing and quoting on ASX, you will receive CDIs. Please see section 6 of this Scheme Booklet which explains what CDIs are and the implications for the CDI holders.

(2) DI Holders

If you are an Eligible Allied Gold Shareholder who holds allied gold Shares through CREST, as at the Scheme Record Date, you will be able to participate in the Share Scheme. If the Share Scheme is approved, you will be issued with Allied Gold Mining PLC Shares. Application has been made to the FSA for all of Allied Gold Mining PLC Shares to be admitted to the premium segment of the Official List of the FSA and the London Stock Exchange for Allied Gold Mining PLC Shares to be admitted to trading on its main market for listed securities. Such shares, if admitted, will be settled through CREST, provided you have supplied valid CREST details for your Allied Gold Mining PLC Shares. If

you have not supplied valid CREST details you will receive your Allied Gold Mining PLC Shares in certificated form.

(3) UK Certificated Shareholders

If at the Scheme Record Date you are an Eligible Allied Gold Shareholder who is on the Register in the United Kingdom and you hold Allied Gold Shares in certificated form you will receive Allied Gold Mining PLC Shares in certificated form.

(4) Shareholders on the Canadian Register

If you are an Eligible Allied Gold Shareholder who is on the Register in Canada, once you return a duly completed letter of transmittal, you will be able to participate in the Share Scheme. If the Share Scheme is approved, you will be issued with Allied Gold Mining PLC Shares which the TSX has conditionally approved for listing (subject to Allied Gold Mining PLC fulfilling all of the listing requirements of the TSX).

Please refer to Section 15.11 of this Scheme Booklet which provides detailed advice on the implications for Canadian Scheme Shareholders.

(5) If your address on the Allied Gold Register is in a country other than Australia, United Kingdom (including Isle of Man and Channel Islands), United States of America, New Zealand, Canada or PNG, you will be regarded as an Ineligible Foreign Shareholder for the purposes of the Scheme and paid proceeds in sterling from the sale of Allied Gold Mining PLC Shares (refer to section 15.9), unless Allied Gold Mining PLC is satisfied, acting reasonably, that the laws of that Allied Gold Shareholder's country of residence (as shown in the Register) permit the issue and allotment of Allied Gold Mining PLC Shares to that Allied Gold Shareholder, either unconditionally or after compliance with conditions which Allied Gold Mining PLC in its sole discretion regards as acceptable.

If you are an Ineligible Foreign Shareholder, you should refer to section 15.9 of this Scheme Booklet.

Allied Gold has received advice to the effect that there will be no stamp duty payable in respect of the transfer of the Allied Gold Shares to CDI under the Share Scheme in Australia.

It is not expected that any UK stamp duty or stamp duty reserve tax will have to be paid in respect of the transfer of Allied Gold Shares to Allied Gold Mining PLC provided that Allied Gold does not maintain a share register in the United Kingdom and any instrument of transfer is executed and retained outside the United Kingdom at all times.

Please refer to Section 15.11 of this Scheme Booklet which provides detailed advice on the implications for Canadian Scheme Shareholders.

Please refer to Section 15.12 of this Scheme Booklet which provides detailed advice on the implications for US Scheme Shareholders.

Implementation of the Share Scheme is subject to the terms and conditions which are set out in full in Section 7.3 of this Scheme Booklet.

7.11 Steps in implementing the Share Scheme

The following steps are required to implement the Share Scheme and related aspects of the proposal.

1. ***Step 1—Court hearing to convene Scheme Meetings***

   A Court hearing upon application by Allied Gold was held on 4 May 2011, to obtain orders pursuant to section 411 of the Corporations Act to convene the Scheme Meetings. The Court ordered the convening of the Scheme Meetings and approved the despatch of this Scheme Booklet. Scheme Shareholders should note this Court order does not amount to approval by the Court of the Schemes.

2. ***Step 2—Approval of Allied Gold Shareholders and Allied Gold Optionholders***

   The Scheme Meetings of Allied Gold Shareholders and Optionholders to approve the Schemes must take place. The Share Scheme Meeting is to be held at 10.30am on 6 June 2011 at The Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland, Australia. The Optionholder Meeting is to be held at 10.00am on 6 June 2011 at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane,

Queensland, Australia. At the Share Scheme Meeting the necessary resolutions set out in the Notice of Share Scheme Meeting (see Annexure F) must be passed by the Requisite Majority of Allied Gold Shareholders. At the Option Scheme Meeting the necessary resolutions set out in the Notice of Option Scheme Meeting (see Annexure E of the Explanatory Statement) must be passed by the Requisite Majority of Allied Gold Optionholders.

Eligibility to vote at the Scheme Meetings will be determined on the Meeting Record Date.

Voting instructions for Scheme Shareholders are set out in the proxy form and Notice of Share Scheme Meeting.

Voting instructions for DI Holders are set out in the form of instruction which is accompanied with this Scheme Booklet.

3. ***Step 3—Allied Gold Mining PLC pre Admission Announcement***

Application will be made for admission of Allied Gold Mining PLC Shares to the Main Market, TSX and ASX. Admission is to take place as soon as practicable following the Effective Date.

Application has been made for a substitutional listing on the TSX whereby the Allied Gold Shares will be delisted from the TSX and shares of Allied Gold Mining PLC will be listed on the TSX. Allied Gold has applied to receive conditional approval to list Allied Gold Mining PLC shares on, and to delist the Allied Gold Shares from, the TSX.

4. ***Step 4—Court approval is sought***

If the requisite approval is obtained at the Share Scheme Meeting and the Option Scheme Meeting, Allied Gold will apply to the Court seeking approval of the Schemes under section 411(4)(b) of the Corporations Act.

Allied Gold must establish to the Court that the resolution to approve the Schemes was passed at the Share Scheme Meeting and Option Scheme Meeting by the relevant majorities. The Court will examine the merits of the Schemes and only if satisfied on a range of matters, will it approve the Schemes and make the appropriate order.

5. ***Step 5—Close of Trading***

Trading in Allied Gold Shares will cease as at Close of Trading.

The Court order will be made during the day in Australia. Details will be released that afternoon (Australian time) which will coincide with the opening of the market in the United Kingdom.

6. ***Step 6—The Share Scheme becomes effective***

Allied Gold will lodge with ASIC an office copy of the Court order approving the Share Scheme. This date becomes the **Effective Date**.

7. ***Step 7—Determine Share Scheme and Option Scheme participants***

The Scheme Record Date for determining entitlements under the Schemes will occur four Business Days from the Effective Date.

This four Business Day period is to allow time for documents effecting dealings in Allied Gold Shares which occur prior to the suspension of trading to be received and processed before entitlements are determined.

8. ***Step 8—The Share Scheme is implemented***

On the Implementation Date:

(1) Allied Gold Mining PLC will first issue to each Allied Gold Shareholder who is a Scheme Shareholder (other than an Ineligible Foreign Shareholder), one Allied Gold Mining PLC Share or CDI, credited as fully paid, for every six Allied Gold Shares registered in the name of that Scheme Shareholder in the Register on the Scheme Record Date.

Allied Gold Mining PLC will also issue Allied Gold Mining PLC Shares to which Ineligible Foreign Shareholders would otherwise have been entitled, to the Nominee (for sale in accordance with the Ineligible Foreign Shareholder provisions described in Section 15.9).

(2) On the Implementation Date, the holder of the Subscriber Share will receive ten less Allied Gold Mining PLC Shares in accordance with the Share Scheme (so that after Implementation the holder of the Subscriber Share holds the same number of shares in Allied Gold Mining PLC as they held in Allied Gold (taking into account the one for six exchange as part of the Share Scheme Consideration). After Allied Gold Mining PLC issues Shares or CDIs to Allied Gold Shareholders in accordance with point 1 of step 8 above, Allied Gold will register the transfer of the Allied Gold Shares in favour of Allied Gold Mining PLC so that Allied Gold will become a wholly owned subsidiary of Allied Gold Mining PLC.

All Allied Gold Shares will be transferred to and vest in Allied Gold Mining PLC on the Implementation Date.

(3) Fractional Entitlements

If a fractional entitlement to an Allied Gold Mining PLC Share or CDI arises from the calculation of the Share Scheme Consideration in respect of a Scheme Shareholder, then any such entitlement to a Allied Gold Mining PLC Share or CDI must be rounded down to the nearest whole number of Allied Gold Mining PLC Shares or CDIs.

7.12 How will Allied Gold Mining PLC Shares be traded if the Share Scheme is implemented?

Application will be made for admission of Allied Gold Mining PLC Shares to the Main Market, TSX and ASX. Admission is expected to take place as soon as practicable following the Scheme Record Date.

Application has been made for a substitutional listing on the TSX whereby the Allied Gold Shares will be delisted from the TSX and shares of Allied Gold Mining PLC will be listed on the TSX. Allied Gold has applied and received conditional approval to list Allied Gold Mining PLC shares on, and to delist the Allied Gold Shares from, the TSX. Listing of Allied Gold Mining PLC shares on the TSX is subject to Allied Gold Mining PLC fulfilling all the listing requirements of the TSX. If the requisite resolution is passed at the Share Scheme Meeting then Allied Gold Mining PLC should, subject to the satisfaction of the TSX's customary requirements, be admitted to the TSX as soon as practicable following the Scheme Record Date.

Trading on the premium segment of the Main Market is conducted through brokers in the United Kingdom. As is currently the case with respect to the trading of Allied Gold Shares on AIM, in order to trade Allied Gold Mining PLC Shares on the premium segment of the Main Market, Allied Gold Mining PLC Shareholders can contact one of these UK brokers directly or contact one of the many Australian brokers to facilitate trading of Allied Gold Mining PLC Shares on the premium segment of the Main Market through their UK affiliates.

Shares traded on the TSX can be held either in registered form or through CDS. In each case, Scheme Shareholders who hold Shares in registered form may transfer Shares into CDS, but will be required to meet the UK stamp duty (or SDRT if there is an agreement but no instrument) payable (at 1.5% of the open market value of the Ordinary Shares as at the date of transfer) by CDS on the transfer and to provide evidence to the UK registrar that such stamp duty has been paid in order for the transfer to be registered.

7.13 How will Allied Gold Mining CDIs be traded if the Share Scheme is implemented?

Allied Gold Mining PLC will make an application for the admission of Allied Gold Mining PLC to the official list of ASX and for quotation of the CDIs on the securities market conducted by ASX. Following this application, the CDIs will trade on ASX.

CDIs will trade on the ASX but will not trade on the premium segment of the Main Market. If CDI holders wish to trade Allied Gold Mining PLC Shares represented by their CDIs on the premium segment of the Main Market, they can do so by first converting their CDIs to Allied Gold Mining PLC Shares. Once the CDIs have been converted, holders are able to trade their Allied Gold Mining PLC Shares on the premium segment of the Main Market.

7.14 Directors recommendation and voting intentions

The directors of Allied Gold believe that the Schemes are beneficial for Allied Gold, the Allied Gold Shareholders and the Allied Gold Optionholders. The directors rationale for putting forward the Restructure to be effected by the Schemes, and their view of the advantages and disadvantages of the

Restructure to be effected by the Schemes, is set out in Sections 8, 9, 10 and 11. The directors of Allied Gold are unanimous in their view that the advantages of the Restructure to be effected by the Schemes significantly outweigh the disadvantages. For those reasons all of the directors of Allied Gold recommend that Allied Gold Shareholders and Allied Gold Optionholders vote in favour of the Schemes and pass the necessary resolution at the Share Scheme Meeting and Option Scheme Meeting.

All of the directors of Allied Gold believe the Restructure to be effected by the Schemes is in the best interests of all Allied Gold Shareholders and Allied Gold Optionholders, and all of the directors of Allied Gold holding shares and options in Allied Gold intend to vote all of their shares in favour of the Schemes.

For completeness, each individual Allied Gold Director's voting intention is set out below.

Name	Position	Vote in favour of Scheme?	Reason for vote
Mark Caruso	Executive Chairman	Yes	For the reasons set out in Sections 8 and 9 of this Scheme Booklet, I believe the Schemes are in the best interest of Allied Gold, its Shareholders and Optionholders.
Frank Terranova	Executive Director	Yes	For the reasons set out in Sections 8 and 9 of this Scheme Booklet, I believe the Schemes are in the best interest of Allied Gold, its Shareholders and Optionholders.
Sean Harvey	Non Executive Director	Yes	For the reasons set out in Sections 8 and 9 of this Scheme Booklet, I believe the Schemes are in the best interest of Allied Gold, its Shareholders and Optionholders.
Monty House	Non Executive Director	Yes	For the reasons set out in Sections 8 and 9 of this Scheme Booklet, I believe the Schemes are in the best interest of Allied Gold, its Shareholders and Optionholders.
Anthony Lowrie	Non Executive Director	Yes	For the reasons set out in Sections 8 and 9 of this Scheme Booklet, I believe the Schemes are in the best interest of Allied Gold, its Shareholders and Optionholders.
Gregory H Steemson . .	Non Executive Director	Yes	For the reasons set out in Sections 8 and 9 of this Scheme Booklet, I believe the Schemes are in the best interest of Allied Gold, its Shareholders and Optionholders.

8 ASSESSMENT OF THE SCHEMES

8.1 Key reasons to vote in favour of the Scheme Resolution and Option Scheme Resolution

The key reasons to vote in favour of the Scheme Resolution and Option Scheme Resolution are:

(1) as London is the world's largest gold trading market, listing on the premium segment of the Main Market will provide the Allied Gold Group with increased exposure to this market;

(2) increased visibility for the Allied Gold Group in the UK and European markets;

(3) increased attractiveness of the Allied Gold Group to UK and European investors once domiciled in UK with a local listing on the premium segment of the Main Market;

(4) potential higher liquidity in Allied Gold Mining PLC securities because of increased potential for future fund raising to be successful; and

(5) eligibility for Allied Gold Mining PLC, as a UK company, to be included in major UK indices. It is anticipated that inclusion in these indices will further reinforce and enhance the attractiveness of Allied Gold Mining PLC to investors and support the achievement of higher trading volumes and increased liquidity in Allied Gold Mining PLC securities.

9 SHARE SCHEME ADVANTAGES

In the view of the directors of Allied Gold, the advantages of the Schemes include the following:

(1) The directors of Allied Gold believe that despite its growing international presence a negative perception exists there because Allied Gold is an Australian company which has inhibited it from obtaining the proper acceptance in the United Kingdom and European capital markets it deserves. The directors of Allied Gold believe this is because some investors are hesitant about investing in a company governed by company laws with which they are unfamiliar. If Allied Gold Mining PLC becomes the holding company for Allied Gold in conjunction with the admission of its shares to trading on premium segment of the Main Market, the directors of Allied Gold believe these investor concerns will be addressed and Allied Gold Mining PLC as an English company will be better placed to raise money in London and other European and international financial centres if required.

(2) A holding company with UK incorporation will better reflect the geographic spread of investors in Allied Gold.

(3) Allied Gold Shareholders, who are located in the United Kingdom or Europe representing the majority of shareholdings, will be more easily able to attend general meetings of Allied Gold Mining PLC if they become shareholders in that entity. Currently they are able to attend general meetings of Allied Gold only at great expense and inconvenience, because these meetings are held in Australia.

(4) The directors of Allied Gold have been advised that there are some institutional investors in the United Kingdom who are prohibited by their internal protocols from investing in entities incorporated outside the United Kingdom. Through these Schemes the directors of Allied Gold hope to position the Allied Gold Group to attract a fresh source of investors.

(5) Allied Gold Shareholders are currently unable to participate directly in the CREST system because Allied Gold is not incorporated in the United Kingdom. Currently participation by Allied Gold Shareholders in CREST can only be achieved through the use of Depositary Interests. Allied Gold is a foreign issuer for the purposes of the Regulations and its shares are ineligible to join CREST directly, and could only do so under the Depositary Interests system. If Allied Gold Mining PLC is interposed between shareholders and Allied Gold, so that the publicly traded shares are those in issue in Allied Gold Mining PLC, then those shares can participate directly in the CREST system (thus negating the need for use of Depositary Interests). This is more attractive to United Kingdom and European investors and better reflects the economic support base of Allied Gold.

(6) Under United Kingdom corporations law, existing shareholders have pre-emptive rights in future capital raising, which gives shareholders the right to participate in future capital raisings before the new share issues are released to the public. A similar provision does not exist under Australian law. This is an advantage to UK shareholders, however non UK shareholders may not be able to exercise their pre-emption rights.

10 SHARE SCHEME DISADVANTAGES

The Directors consider that the following disadvantages should be taken into account by Allied Gold Shareholders when considering this proposal:

(1) **Additional cost and administrative burden**

There will be one off transaction costs estimated to be A$3.5 million in implementing the Share Scheme and the Option Scheme, the listing of Allied Gold Mining PLC on the premium segment of the Main Market and the TSX and issuing CDIs to Eligible (CDI) Scheme Members, including initial listing fees payable to TSX, ASX and the premium segment of the Main Market. Fees payable in implementing this transaction will be made up of professional advisor fees that are charged on the usual basis.

(2) **Change in jurisdiction and complex structure**

Under completion of the Schemes, Scheme Shareholders will become shareholders in Allied Gold Mining PLC. Allied Gold Mining PLC, as a company incorporated in the United Kingdom, will not be subject to all of the provisions of the Corporations Act to which Allied Gold is currently subject and to which Allied Gold Shareholders are familiar. Some Allied Gold Shareholders may not be familiar with the UK provisions to which Allied Gold Mining PLC will be subject and should refer to section 17 of this Scheme Booklet.

(3) Under United Kingdom corporations law, existing shareholders have pre-emptive rights in future capital raising, which gives shareholders the right to participate in future capital raisings before the new share issues are released to the public. A similar provision does not exist under Australian law. There is a risk that non UK shareholders may not be able to exercise their pre-emption rights.

(4) **Taxation implications**

The Schemes may have taxation implications for Allied Gold Shareholders. A number of tax implications may arise as a consequence of holding Allied Gold Mining PLC Shares. Accordingly, Allied Gold Shareholders should refer to the Taxation Report outlining the tax implications of the Share Scheme in Section 16 and Annexure B of this Scheme Booklet.

(5) **Additional transaction costs for shareholders**

Scheme Shareholders who wish to trade on the premium segment of the Main Market rather than hold CDIs tradable on the ASX may incur additional foreign exchange commission fees. Allied Gold Shareholders should also refer to the potential disadvantages of the Share Scheme referred to in the Independent Expert's Report included in the Share Scheme Report at Annexure A.

(6) **CDIs will be less liquid in Allied Gold**

Eligible (CDI) Scheme Members, i.e. shareholders in Australia receiving CDIs, will receive securities that are less liquid (i.e. securities that are less easily traded with minimum loss of value) than their presently held Allied Gold Shares because there is, generally, a lack of liquidity in the market for foreign companies with secondary listings on ASX. In particular, those securities have less liquidity because:

(a) the most liquid market is usually the company's home market, in this case, Allied Gold Mining PLC's home market is the Main Market;

(b) transaction costs are often cheaper in that home market;

(c) some Australian institutional investors have restrictions on their investment in foreign companies; and

(d) Allied Gold Mining PLC is unable to directly participate in CHESS.

These Share Scheme disadvantages should be read in conjunction with the risks involved in holding Allied Gold Mining PLC Shares as set out in section 11.

11 RISKS INVOLVED WITH HOLDING ALLIED GOLD MINING PLC SHARES

The risks associated with holding Allied Gold Mining PLC Shares are essentially the same as those associated with holding Allied Gold Shares.

There are additional risks associated with the redomicile from Australia to the United Kingdom. Allied Gold Shareholders should refer in this regard to:

(1) 'Principal differences between holding shares in an Australian company and an English company' in section 17 of the Scheme Booklet; and

(2) Additional transaction costs for shareholders as set out in section 10(5) of this Scheme Booklet.

While the directors of Allied Gold believe the approval of the Schemes and implementation of the Restructure will enhance shareholder value for the reasons set out in section 9 of this Scheme Booklet, there is no assurance that the market price (adjusted for the 6:1 consolidation) of Allied Gold Mining PLC Shares will increase after completion of the Schemes and listing of Allied Gold Mining PLC on the premium segment of the Main Market. The price of Allied Gold Mining PLC Shares may potentially be influenced by a number of factors beyond the control of Allied Gold Mining PLC.

Sections 10 and 11 do not purport to represent, a comprehensive or exhaustive list of factors which influence the risks associated with an Allied Gold Shareholder investing in Allied Gold Mining PLC. Allied Gold Shareholders should satisfy themselves as to the inherent risks associated with the exploration and mining industry in general and those which may be specifically applicable to Allied Gold Mining PLC. Allied Gold Shareholders should carefully examine all other information contained in this Scheme Booklet and should consult their advisers before deciding whether to vote in favour of the Share Scheme.

These risks involved with holding Allied Gold Mining PLC Shares should be read in conjunction with the Share Scheme disadvantages as set out in section 9.

12 INFORMATION ABOUT ALLIED GOLD GROUP

12.1 Activities of the Allied Gold Group

(1) Overview

The Allied Gold Group is an emerging Pacific Rim gold producer with gold production, exploration and development projects in PNG and the Solomon Islands. The Allied Gold Group's major assets are its 100 per cent-owned Simberi mine (Simberi), located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of Eastern PNG, and its 100 per cent-owned Gold Ridge mine (Gold Ridge) on Guadalcanal Island in the Solomon Islands. The Allied Gold Group also controls 100 per cent of the 260km2 Tabar-Tatau exploration licenses located on a separate PNG controlled island located approximately 20km from Simberi, following Allied Gold's buy-out of Barrick Gold Corporation's (Barrick) 51 per cent interest in the joint venture agreement with the Allied Gold Group relating to those licenses.

Allied Gold Limited (Allied Gold), which until successful completion of the Schemes, is The Allied Gold Group's holding company, has been publicly traded on the ASX since December 2003 (symbol: ALD), the AIM since March 2006 (symbol: AGLD) and the TSX since November 2009 (symbol: ALG).

Post completion of the Schemes, the Allied Gold Group's ticker symbol will change to "ALD" on all three exchanges.

(2) History of Allied Gold Group (I)5.1.5

Allied Gold listed on the ASX in December 2003 and later that same month entered into an agreement to merge with Nord Pacific Ltd. The merger was completed in September 2004, adding a number of exploration properties and a 50 per cent interest in the Simberi Mining Joint Venture. Allied Gold later consolidated the interest in October 2005, taking an 87.5 per cent stake. In March 2008, Allied Gold bought out the residual options and became the sole owner of Simberi. Simberi entered production in early 2008.

Allied Gold dual listed on AIM in 2006 when Simberi was under development and raised AU$44m through an offering associated with the AIM listing to bring the Simberi mine into production.

In September 2009 Allied Gold announced its bid to acquire all issued shares of Australian Solomons Gold Limited, the sole owner of the Gold Ridge mine in the Solomon Islands. Subsequently, in November 2009, Allied Gold received approval for listing on the TSX and, later in the same month, announced a C$150m capital raising to fund the development of Gold Ridge. Production at Gold Ridge started in March 2011.

(3) Key assets

Simberi (PNG)

Simberi is located in the Tabar Islands group (60km from Lihir Island) in PNG. It is an open-pit mining operation, with an associated 2.4Mtpa CIL plant for processing oxide ore. The mine is located within the 2560ha Mining Lease ML136 on the eastern side of Simberi Island.

The Allied Gold Group is currently expanding gold production at Simberi from a current run rate of 720Koz per annum to 100Koz gold per annum by late 2011, through the expansion and optimisation of the existing oxide plant to increase capacity to 3.5Mtpa of ore. Further expansion of the existing oxide plant to 5.0Mtpa of ore is currently under review. The longer term expansion of the Simberi operation is focused on the development of its sulphide resources. A PFS has been completed and a BFS is currently underway to construct a 2.5Mtpa sulphide processing plant which is expected to produce an additional 100Koz gold per annum from 2015.

Further potential has been identified around the existing Simberi pits. A near-mine exploration program on the western side of Simberi Island will be conducted over the next 12 to 18 months with the aim of identifying additional oxide material.

In November 2010, The Allied Gold Group obtained debt funding from the Bank of South Pacific Ltd (BSP) of approximately PGK 52 million (AU$15.8 million). The loan by BSP to Simberi Gold is guaranteed by Allied Gold, and secured by fixed and floating charges over the Simberi project.

As at 31 October 2010, Simberi has total Measured, Indicated and Inferred gold resources of 169.51Mt at 2.42g/t of gold (6.02Moz Au). Simberi has total reserves of 45.24Mt at 1.46g/t Au (2.13Moz Au).

Gold Ridge (Solomon Islands)

Gold Ridge, located on Guadalcanal Island in the Solomon Islands, was previously owned by Ross Mining and Delta Gold, and more recently by ASX and TSX-listed ASG. The project was previously in operation between 1998 and 2000, but was closed and put on "care and maintenance" in 2000 due to civil unrest in the area. Allied Gold acquired Gold Ridge in 2009 through its acquisition of ASG.

The Allied Gold Group has recently completed an AU$150 million refurbishment and expansion of the existing plant at Gold Ridge to increase capacity from 2.0Mtpa to 2.5Mtpa using the feasibility study completed by ASG in 2007 and updated in 2009. First gold was produced from Gold Ridge in March 2011.

Pre-strip mining has already started and the first gold pour under Allied Gold ownership took place on 7 March 2011. The Allied Gold Group is targeting initial gold production at an average rate of 120Koz per annum over a ten year mine life, based on reserves of 1.28Moz. The Company is also conducting an AU$5m near-mine exploration programme in 2011, focused on defining additional resources and reserves around Gold Ridge.

The Allied Gold Group has drawn down a US$35m loan from the IFC to assist with the financing of the Gold Ridge redevelopment. The loan is a five year facility with principal repayments commencing November 2011; interest payments commenced in November 2010.

As at 31 December 2010, Gold Ridge has total Measured and Indicated gold resources of 49.13Mt at 2.76g/t Au (2.02Moz Au). Gold Ridge has total reserves of 23.2Mt at 1.71g/t Au (1.28Moz Au).

Tabar-Tatau (PNG)

The Tabar-Tatau exploration licenses covering 260km2 are located on separate islands approximately 20km from Simberi. In 2009, the Allied Gold Group entered into a joint venture farm-in agreement with Barrick Gold Corporation (Barrick), under which Barrick took a 51 per cent interest in the licenses, however Allied Gold bought back the Barrick interest in March 2010 and the Allied Gold Group regained 100 per cent of the project.

The main focus of the exploration programme is to target epithermal gold and copper-gold porphyry mineralisation. Initial drilling is currently underway at the Mount Letam and Talik targets.

(4) **Strategy**

The Allied Gold Group's core strategy is to achieve profitable growth and increase volume from current mining assets, with a particular focus on assets in Melanesia with favourable capital intensity. The central driver of this strategy is securing the Allied Gold Group's supply of gold, which it intends to achieve through the development and expansion of existing mining assets.

The Allied Gold Group is currently producing gold at a run rate of in excess of 200,000 ozpa. Now that gold production at Gold Ridge has commenced, the Allied Gold Group can also look to harness the potential of the under-explored region around Simberi. There is significant further potential to increase production at Simberi through expansion of the oxide processing plant and developing a processing plant for the sulphide resources.

The Allied Gold Group's aim is to keep growing its critical mass in terms of resources, reserves and production capacity through exploration around its existing assets. The Allied Gold Group is continually investing into exploration, with programmes around all of its producing assets and at greenfield projects in PNG and the Solomon Islands, as the Directors seek to build on the position of the Allied Gold Group as a prominent gold producer and explorer in the region.

The Allied Gold Group is also focused on the organic development of in-house projects and regional acquisitions of production or near-term production assets.

(5) **Reserves and resources**

Based on current reserves and existing production capacity, both Simberi and Gold Ridge have mine lives of ten years. The table below sets out the reserves at each of the operating mines:

	As at 31 October 2010[1]		
	Mt	AU g/t	Koz
Simberi			
Proven	11.97	1.06	408
Probable	33.26	1.61	1,722
Proven & Probable	**45.24**	**1.46**	**2,130**
	As at 31 December 2010[1]		
Gold Ridge[2]			
Proven	—	—	—
Probable	23.2	1.71	1,275
Probable	**23.2**	**1.71**	**1,275**

Notes:

(1) Being the last practicable date prior to the publication of this Scheme Booklet.

(2) Based on a US$850 per oz gold price.

Table shows rounded estimates. This rounding may cause some apparent computational discrepancies.

The table below sets out the resources at each of the operating mines, at a cut off grade of 0.5 Au g/t:

	As at 31 October 2010[3]		
	Mt	AU g/t	Koz
Simberi			
Measured	11.88	1.06	431
Indicated	70.21	1.61	2,892
Measured & Indicated	**82.09**	**1.46**	**3,323**
Inferred	87.42	0.96	2,701
	As at 31 December 2010[3]		
Gold Ridge			
Measured	8.24	1.53	405
Indicated	40.89	1.23	1,617
Measured & Indicated	**49.13**	**2.76**	**2,022**

Notes:

(3) Being the last practicable date prior to the publication of this Scheme Booklet.

Table shows rounded estimates. Rounding may cause numerical discrepancies.

(6) **Recent Developments**

Repair to tailings mixing tank, March 2011

Milling and processing at Simberi was suspended for four weeks from 4 March 2011 to 7 April 2011 to repair a valve and onshore piping to the tailings mixing tank. Though not considered major, the repair work was below the water table and required continuous de-watering to provide access.

Repair works were completed on 11 March 2011, and Allied Gold Group successfully petitioned the PNG National Court of Justice to return to work at Simberi following an independent inspection and review of the repairs to the tailings facility and operating procedures at Simberi which was commissioned by the PNG Department of Environment and Conservation.

The interruption caused by the repair works forced Allied Gold Group to cut its 2011 March quarter output forecast at Simberi by more than one-third to 10,700oz. During the suspension of processing activity, however, Allied Gold Group took the opportunity to advance a number of planned

maintenance activities, and mining operations continued. The run of mine stock pile was been built to 90,000 tonnes with 75,000 tonnes at Pigiput and 15,000 tonnes at the Sorowar pit. Additionally, a significant amount of waste was pre-stripped in all pits. Simberi quickly returned to steady state production with 6000oz produced in the month of April.

Equity fundraising, April 2011

In April 2011, Allied Gold successfully completed an equity fundraising, raising gross proceeds of AU$93.8 million. The net proceeds from the fundraising will be applied by Allied Gold to:

(a) retire approximately AU$50 million of Allied Gold's existing debt facilities thus strengthening Allied Gold's balance sheet;

(b) replace diesel fuel electricity generation at Simberi with heavy fuel oil at a cost of approximately AU$15 million, to reduce Simberi's electricity generation costs by approximately 25 per cent;

(c) provide the balance of funding required to expand Simberi from 2.4Mtpa to 3.5Mtpa, to lift gold production from 70Koz per annum to 100Koz per annum; and

(d) provide working capital for exploration and other corporate purposes.

(7) **Share capital**

As at 27 April 2011, 2011 Allied Gold had 1,198,537,554 outstanding shares, each carrying the right to one vote per share.

(8) **Allied Gold Option Plan**

Allied Gold established an employee incentive option scheme (the **Allied Gold Option Plan**) for, *inter alia*, the employees and consultants of Allied Gold or any related entity (**Eligible Persons**). The Allied Gold Option Plan was re-approved by shareholders at an annual general meeting on 28 November 2008. The Allied Gold Option Plan was established to advance the interests of Allied Gold by encouraging stock ownership by Eligible Persons and attracting, motivating and retaining Eligible Persons by providing long term incentives for senior employees (including directors) to deliver long term Allied Gold Shareholder returns. All full time employees, part time employees and consultants to the Allied Gold Group are eligible to participate in the plan at the absolute discretion of the board of Allied Gold. Options are granted under the plan for no consideration and are on terms stipulated at the discretion of the board of Allied Gold. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one Allied Gold Share for every option held.

The Allied Gold Option Plan is administered by the board of directors of Allied Gold (the **Allied Gold Board**). Under the Allied Gold Option Plan, options to purchase shares in Allied Gold may be granted by the Allied Gold Board to Eligible Persons. The Allied Gold Board has the authority, subject to the terms of the Allied Gold Option Plan, to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants and shall take into account the skill, experience, length of service with Allied Gold, remuneration level and such other criteria as the directors consider appropriate in the circumstances. The Allied Gold Option Plan provides that directors of Allied Gold are not included as Eligible Persons; Allied Gold has a separate plan on substantially similar terms to the Allied Gold Option Plan for members of the Allied Gold Board, except that shareholders must ratify grants of stock options to Allied Gold directors and that options granted to Allied Gold directors do not generally expire until their original expiry date, regardless as to whether an Allied Gold director resigns or is not re-elected prior to such expiry date.

The Allied Gold Option Plan provides that, subject to any regulatory requirements, the exercise price for any option granted under the Allied Gold Option Plan shall be determined by the Allied Gold Board and shall be no less than any minimum specified by the listing rules of the ASX. All offers of option grants will be made using an "Offer Document" as prescribed by the Allied Gold Option Plan or by applicable regulation. The terms of each grant will be set out in the Offer Document. Options are not assignable. The terms of grant of options may be varied by the Allied Gold Board only in accordance with the rules of the ASX, and requires the consent of the grantee if any such variation would be materially prejudicial to the grantee, other than adjustments to comply with applicable legislation, to correct errors, or to permit Allied Gold to comply with the rules of the ASX or foreign laws or regulatory bodies.

Options are exercisable when the conditions in respect of each grant of options have been satisfied and there is otherwise no prohibition precluding the exercise of such options. Options must be exercised in such minimum numbers as prescribed by the rules of the ASX.

The Allied Gold Board may determine in its discretion the number of options to be granted to an Eligible Person. Options are exercisable during a period established at the time of their grant, such period to be set out in Offer Document. Any Option not exercised prior to the expiry date will become null and void. Options that are not exercisable at the time an Eligible Person ceases to be an Eligible Person for any reason, including termination of employment for cause or resignation, will be immediately null and void. Options that are exercisable at the time an Eligible Person ceases to be an eligible person for any reason, including termination of employment for cause or resignation, will be exercisable for a period of 60 days after such date of termination or resignation. In the case of death, permanent disability, retirement or redundancy of an Eligible Person, the legal representative of such Eligible Person may exercise any unexercised options which are otherwise eligible to be exercised. In such event, the Allied Gold Board may, in its discretion, permit the exercise of Options that are not exercisable at such time and have not otherwise lapsed. In all cases, the Allied Gold Board may determine in its discretion that any options that are not otherwise exercisable, but have not lapsed, may be exercised within any such additional time as determined by the Allied Gold Board.

A number of Allied Gold Options have not vested. For all of the unvested options the vesting condition is that Allied Gold Shares trade at AU$0.70 or higher for five consecutive trading days.

(9) **The Allied Gold Mining PLC option plan**

The terms and conditions of the Allied Gold Mining PLC Options issued as consideration to Scheme Optionholders are to be identical to the terms and conditions of the Allied Gold Options as set out above at paragraph (8), with the exception of the capital consolidation and exercise price.

Under the proposed Option Scheme, the vesting condition is to remain the same for all unvested Allied Gold Mining PLC Options as it was for Allied Gold Options except for an adjustment of the trading price from AUD to GBP, such that unvested Ordinary Shares must trade at or above £2.56 for five consecutive trading days.

Each Allied Gold Mining PLC Option entitles the holder to subscribe for one Allied Gold Mining PLC Share at an exercise price set out in the table below, reflecting the one Allied Gold Mining PLC Option for six Allied Gold Options consolidation which is to be implemented under the Option Scheme and an adjustment of the exercise price of Allied Gold Options from AUD to GBP.

Following implementation the below table sets out details of options each director and each senior manager of Allied Gold will hold over Allied Gold Mining PLC Shares. The option exercise price has been calculated using the Australian dollar/UK pound exchange rate average for the 12 month period to 26 April 2011 which is AU$1 = GBP 0.6099:

Option Type	Sum of Number as at 27 April 2011
Director options expiring 31 December 2011 at GBP1.26	250,000
Director options expiring 31 December 2013 at GBP1.80	5,154,166
Employee options expiring 31 December 2013 at GBP1.80	41,666
Employee options expiring 31 October 2011 at GBP1.26	2,414,583
Director options expiring 30 November 2011 at GBP1.26	2,062,500
Total	**9,922,915**

(10) **Security Holdings**

Other than as set out below, to the knowledge of the directors and executive officers of Allied Gold, as at the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of outstanding voting securities of Allied Gold.

Entity	Number of Ordinary Shares	% of Ordinary Shares
M&G Investment Management Ltd	231,239,177	19.29%

13 INFORMATION ABOUT ALLIED GOLD MINING PLC

13.1 Structure of Allied Gold Mining PLC

Allied Gold Mining PLC was incorporated on 7 March 2011 in England and Wales, with registered company number 7553802.

The registered office of Allied Gold Mining PLC is currently for incorporation purposes 3 More London Riverside, London SE1 2AQ, United Kingdom.

The principal legislation under which Allied Gold Mining PLC operates is the Companies Act 2006 (UK) as amended (**Act**) and the regulations made under the Act.

The liability of the members of Allied Gold Mining PLC is limited.

Allied Gold Mining PLC has not traded since its incorporation and has undertaken no activities other than those associated with the Schemes.

When the Schemes have been approved by Allied Gold Shareholders and Allied Gold Optionholders, application will be made to the Registrar of Companies in England and Wales for a certificate under section 117 of the Act to enable Allied Gold Mining PLC to commence business.

Allied Gold Mining PLC has been incorporated to act as the holding company for Allied Gold following Implementation of the Schemes.

If the Schemes are implemented then on the Implementation Date, all the Shares and Options in issue in Allied Gold Mining PLC will be owned by Allied Gold Shareholders and Allied Gold Optionholders, in the same percentages as their existing holdings in Allied Gold subject to the provisions of the Schemes dealing with Ineligible Foreign Shareholders and the holder of the Subscriber Share. In turn, Allied Gold Mining PLC will become the holder of all the Shares on issue in Allied Gold and the Options in Allied Gold will be cancelled.

13.2 The subsidiaries

Allied Gold Mining PLC will, upon implementation of the Schemes, become the holding company of the Allied Gold Group. The following table shows details of companies which will become Allied Gold Mining PLC's significant subsidiaries. The issued share capital of each of these companies is fully paid and each will be included in the consolidated accounts of the Allied Gold Group. There will be no change in the operations or financial position of any of the subsidiaries as a consequence of the Schemes. PwC

has considered the taxation implications of the Schemes for the Allied Gold Group and its comments are contained in its Taxation Report at Annexure B.

Company	Principal activity	Country of incorporation	Percentage ownership
Allied Gold Limited	Investment Company	Australia	100
Allied Gold Services Pty Ltd	Non-operating	Australia	100
Allied Gold Finance Pty Ltd	Provision of group treasury services	Australia	100
Australian Solomons Gold Limited	Investment Company	Australia	100
AGL (ASG) Pty Ltd	Non-operating	Australia	100
ASG Solomon Islands Ltd	Investment Company	Australia	100
Nord Pacific Limited	Investment Company	Canada	100
Aretrend PTY Ltd	Non-operating	Australia	100
Allied Tabar Exploration Pty Ltd	Non-operating	Australia	100
Advance R&D Pty Ltd	Non-operating	Australia	100
ALD (SGC) Pty Ltd	Non-operating	Australia	100
HICOR Corporation	Non-operating	Delaware, US	100
Gold Ridge Mining Limited	Gold Mining, Gold Production and Mineral Exploration	Solomon Islands	100
JV Mine (Australia) Pty Ltd	Investment Company	Australia	100
Nord Resources (Pacific) Pty Ltd	Non-operating	Australia	100
Nord Australex Nominees Pty Ltd	Non-operating	Australia	100
Nord Australex Nominees (PNG) Ltd	Corporate Trustee and Mineral Exploration	PNG	100
Simberi Gold Company Limited	Gold Mining, Gold Production and Mineral Exploration	PNG	100
Solomon Islands International Pty Ltd	Investment	Solomon Islands	100
Nord Highlands Mineral Joint Venture	Non-operating	California, US	100
Nord Australex Exploration (Australia) Trust	Non-operating	Australia	100
Nord Australex Exploration (PNG) Trust	Mineral Exploration	PNG	100
Tabar Exploration Company Ltd	Mineral Exploration	PNG	100

Allied Gold Management is undertaking a review of the existing corporate structure to maximise its efficiency. It is anticipated that as a consequence of this review a number of the entities listed above will be wound up as they provide no ongoing benefits to the Allied Gold Group and that other entities may be introduced into the structure to fulfil specific roles.

13.3 Issued capital of Allied Gold Mining PLC

On incorporation, the share capital of Allied Gold Mining PLC was one ordinary share for £1. There is one fully paid ordinary share in issue, of £1, and it is held by Frank Terranova.

There are no other securities in issue. Under the Explanatory Statement, on the Implementation Date, Allied Gold Mining PLC will issue Options to those persons holding Options in Allied Gold on the Scheme Record Date, in the classes and on the terms described in Section 8.1(7).

There have been no sales of shares in Allied Gold Mining PLC since the time of its incorporation.

All Allied Gold Mining PLC Shares issued under the Share Scheme will rank equally for dividends or other distributions declared, made or paid by Allied Gold Mining PLC.

As at the date of this document, and immediately following Implementation of the Schemes (assuming no Allied Gold Options have been exercised) the share capital of Allied Gold Mining PLC will be as set out below:

At the date of this document

Authorised Share Capital		Issued and Fully Paid Share Capital	
£	No of shares of £1.00 each	£	No of shares of £1.00 each
	1		1

13.4 Directors and Senior Managers of Allied Gold Mining PLC

The directors of Allied Gold Mining PLC will be the same as the directors of Allied Gold. The Directors are as follows:

Name	Position
Mark Caruso	Executive Chairman
Frank Terranova	Executive Director
Sean Harvey	Non Executive Director
Monty House	Non Executive Director
Anthony Lowrie	Non Executive Director
Gregory H Steemson	Non Executive Director

The senior managers of Allied Gold Mining PLC are as follows:

Name	Position
Peter Torre	Company Secretary
Ross Hastings	Manager Resource and Development
Peter DuPlessis	Manager Simberi Operations
Drew Anwyll	General Manager—Operations, Gold Ridge Mine
P Davies	Group Exploration Manager
Peter William	Group General Manager Operations

13.5 Activities of Allied Gold Mining PLC

Following Implementation of the Schemes Allied Gold Mining PLC will have no assets other than the Allied Gold Shares it acquires under the Share Scheme. The trading and prospects of Allied Gold Mining PLC will therefore depend on the commercial success of the operations of Allied Gold and its subsidiaries.

13.6 Intentions concerning the business and employees of Allied Gold

Allied Gold Mining PLC's present intention is to continue the business of Allied Gold in its current form, maintaining and continuing to develop its current assets. Allied Gold Mining PLC does not intend to make any changes to the employees of Allied Gold or to redeploy assets.

13.7 Summary of proposed Articles of Association of Allied Gold Mining PLC

The Articles, which are proposed to be adopted by a special resolution of Allied Gold Mining PLC will include provisions in substantially the same form to the following:

(1) **Objects/Purposes**

The Articles do not provide for any objects of Allied Gold Mining PLC and accordingly Allied Gold Mining PLC's objects are unrestricted.

The Articles do not provide for any purposes for which Allied Gold Mining PLC was established.

(2) **Voting rights**

Subject to the provisions of the UK Companies Act 2006 and where the context requires, every other statute from time to time in force covering companies and affecting Allied Gold Mining PLC (**Companies Act**), to any special terms as to voting on which any shares may have been issued or may from time to time be held and any suspension or abrogation of voting rights pursuant to the Articles, at a general meeting of Allied Gold Mining PLC every member who is present in person shall, on a show of hands, have one vote, every proxy who has been appointed by a member entitled to vote on the resolution shall, on a show of hands, have one vote and every member present in person or by proxy shall, on a poll, have one vote for each share of which he is a holder. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

Unless the Board of Allied Gold Mining PLC otherwise determines, no member is entitled to vote at a general meeting or at a separate meeting of the shareholders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a member in respect of any share held by him, unless all calls presently payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses (if any) payable by such member to Allied Gold Mining PLC or if he, or any other person whom Allied Gold Mining PLC reasonably believes to be interested in such shares, has been issued with a notice pursuant to the Companies Acts requiring such person to provide information about his interests in Allied Gold Mining PLC's shares and has failed in relation to any such shares to give Allied Gold Mining PLC the required information within 14 days.

(3) **Dividends**

Subject to the provisions of the Companies Acts and of the Articles, Allied Gold Mining PLC may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of Allied Gold Mining PLC. However, no dividend shall exceed the amount recommended by the Board of Allied Gold Mining PLC.

Subject to the provisions of the Companies Acts, the Board of Allied Gold Mining PLC may declare and pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Board of Allied Gold Mining PLC to be justified by the profits of Allied Gold Mining PLC available for distribution. If at any time the share capital of Allied Gold Mining PLC is divided into different classes, the Board of Allied Gold Mining PLC may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividends as well as on shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrears. Provided that the Board of Allied Gold Mining PLC acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of any interim dividend on any shares ranking after those preferential rights.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the shares on which the dividend is paid. Subject as aforesaid, all dividends should be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

All dividends, interest or other sums payable and unclaimed for a period of 12 months after having become payable may be invested or otherwise used by the Board of Allied Gold Mining PLC for the benefit of Allied Gold Mining PLC until claimed and Allied Gold Mining PLC shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of 12 years after having become

payable shall (if the Board of Allied Gold Mining PLC so resolves) be forfeited and shall cease to remain owing by, and shall become the property of, Allied Gold Mining PLC.

The Board of Allied Gold Mining PLC may, with the authority of an ordinary resolution of Allied Gold Mining PLC, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways.

The Board of Allied Gold Mining PLC may also, with the prior authority of an ordinary resolution of Allied Gold Mining PLC and subject to such terms and conditions as the Board of Allied Gold Mining PLC may determine, offer to holders of ordinary shares (excluding any member holding ordinary shares as treasury shares) the right to elect to receive ordinary shares, credited as fully paid, instead of the whole (or some part, to be determined by the Board of Allied Gold Mining PLC) of any dividend specified by the ordinary resolution.

Unless the Board of Allied Gold Mining PLC otherwise determines, the payment of any dividend or other money that would otherwise be payable in respect of shares will be withheld if such shares represent at least 0.25 per cent in nominal value of their class and the holder, or any other person whom Allied Gold Mining PLC reasonably believes to be interested in those shares, has been duly served with a notice pursuant to the Companies Acts requiring such person to provide information about his interests in Allied Gold Mining PLC's shares and has failed to supply the required information within 14 days. Furthermore such a holder shall not be entitled to elect to receive shares instead of a dividend.

(4) **Transfer of shares**

Subject to any applicable restrictions in the Articles, each member may transfer all or any of his shares which are in certificated form by instrument of transfer in writing in any usual form or in any form approved by the Board of Allied Gold Mining PLC. Such instrument must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The transferor is deemed to remain the holder of the share until the transferee's name is entered in the register of members.

The Board of Allied Gold Mining PLC may, in its absolute discretion, refuse to register any transfer of a share or renunciation of a renounceable letter of allotment unless:

(a) it is in respect of a share which is fully paid up;

(b) it is in respect of only one class of shares;

(c) it is in favour of a single transferee or not more than four joint transferees;

(d) it is duly stamped (if so required); and

(e) it is delivered for registration to the registered office for the time being of Allied Gold Mining PLC or such other place as the Board of Allied Gold Mining PLC may from time to time determine, accompanied (except in the case of (a) a transfer by a recognised person where a certificate has not been issued (b) a transfer of an uncertificated share or (c) a renunciation) by the certificate for the share to which it relates and such other evidence as the Board of Allied Gold Mining PLC may reasonably require to prove the title of the transferor or person renouncing and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so,

provided that the Board of Allied Gold Mining PLC shall not refuse to register a transfer or renunciation of a partly paid share on the grounds that it is partly paid in circumstances where such refusal would prevent dealings in such share from taking place on an open and proper basis on the market on which such share is admitted to trading. The Board of Allied Gold Mining PLC may refuse to register a transfer of an uncertified share in such other circumstances as may be permitted or required by the regulations and the relevant systems.

Unless the Board of Allied Gold Mining PLC otherwise determines, a transfer of shares will not be registered if the transferor or any other person whom Allied Gold Mining PLC reasonably believes to be interested in the transferor's shares has been duly served with a notice pursuant to the Companies Acts requiring such person to provide information about his interests in Allied Gold Mining PLC's shares, has failed to supply the required information within 14 days and the shares in

respect of which such notice has been served represent at least 0.25 per cent in nominal value of their class, unless the member is not himself in default as regards supplying the information required and proves to the satisfaction of the Board of Allied Gold Mining PLC that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer, or unless such transfer is by way of acceptance of a takeover offer, in consequence of a sale on a recognised stock exchange or is in consequence of a bona fide sale to an unconnected party.

If the Board of Allied Gold Mining PLC refuses to register a transfer of a share, it shall send the transferee notice of its refusal, together with its reasons for refusal, as soon as practicable and in any event within two months after the date on which the transfer was lodged with Allied Gold Mining PLC.

No fee shall be charged for the registration of any instrument of transfer or any other document relating to or affecting the title to any share.

(5) **Variation of rights**

Subject to the provisions of the Companies Acts, if at any time the share capital of Allied Gold Mining PLC is divided into shares of different classes, any of the rights for the time being attached to any shares may be varied or abrogated in such manner (if any) as may be provided in these Articles by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the relevant class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the holders of the class.

The quorum at any such meeting shall be not less than two persons present (in person or by proxy) holding at least one-third of the nominal amount paid up on the issued shares of the relevant class (excluding any shares of that class held as treasury shares) and at an adjourned meeting not less than one person holding shares of the relevant class or his proxy.

Subject to the terms of issue of or rights attached to any shares, the rights for the time being attached to any shares shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by the reduction of the capital paid up on such shares or by the purchase or redemption by Allied Gold Mining PLC of its own shares or the sale of any shares held as treasury shares in accordance with the provisions of the Companies Acts and the Articles.

(6) **General meetings**

The Board of Allied Gold Mining PLC may convene a general meeting (which is not an annual general meeting) whenever it thinks fit.

A general meeting shall be convened by such notice as may be required by law from time to time.

The notice shall specify whether the meeting is convened as an annual general meeting or any other general meeting, the day, time and place of the meeting and the general nature of the business to be transacted at the meeting. In the case of a meeting convened to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution. The notice shall specify that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and to speak and vote instead of the member and that a proxy need not also be a member. The notice must be given to the members (other than any who, under the provisions of the Articles or of any restrictions imposed on any shares, are not entitled to receive notice from Allied Gold Mining PLC), to the Directors and the Auditors. The accidental omission to give notice to, or the non-receipt of notice by, any person entitled to receive the same, shall not invalidate the proceedings at the meeting.

The right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote, be represented by a proxy or proxies and have access to all documents which are required by the Companies Acts or the Articles to be made available at the meeting.

A Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting. The Chairman of any general meeting may also invite any person to attend and speak at that meeting if he considers that this will assist in the deliberations of the meeting.

No business shall be transacted at any general meeting unless a quorum is present. Subject to the Articles, two persons (either members, duly authorised representatives or proxies) entitled to vote upon the business to be transacted at the meeting shall be a quorum. The Chairman of the meeting may, with the consent of the meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time (or indefinitely) and from place to place as the meeting shall determine. Where a meeting is adjourned indefinitely, the Board of Allied Gold Mining PLC shall fix a time and place for the adjourned meeting. Whenever a meeting is adjourned for 30 days or more or indefinitely, seven clear days' notice at the least, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, must be given in the same manner as in the case of the original meeting.

A resolution put to a vote of the meeting shall be decided on a show of hands unless a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by the Chairman, at least five members having the right to vote on the resolution, a member or members representing not less than ten per cent of the total voting rights of all the members having the right to vote on the resolution or member or members holding shares conferring the right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than ten per cent of the total sum paid up on all the shares conferring that right.

The Board of Allied Gold Mining PLC may, for the purpose of controlling the level of attendance and ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the Board of Allied Gold Mining PLC shall in its absolute discretion consider to be appropriate and may from time to time vary any such arrangements or make new arrangements in place thereof. The entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being approved by the Board of Allied Gold Mining PLC. In the case of any meeting to which such arrangements apply the Board of Allied Gold Mining PLC may, when specifying the place of the meeting:

(a) direct that the meeting shall be held at a place specified in the notice at which the chairman of the meeting shall preside (being the principal place); and

(b) make arrangements for simultaneous attendance and participation at satellite meeting places or by way of any other electronic means by members otherwise entitled to attend the general meeting or who wish to attend at satellite meeting places or other places at which persons are participating by electronic means, provided that persons attending at the principal place and at satellite meeting places or other places at which persons are participating by electronic means shall be able to see, hear and be seen and heard by, persons attending at the principal place and at such other places, by any means.

Such arrangements for simultaneous attendance at such other places may include arrangements for controlling the level of attendance in any manner aforesaid at any of such other places, provided that they shall operate so that any excluded members are able to attend at one of the satellite meeting places or other places at which persons are participating by electronic means. Any such meeting shall be treated as taking place at and being held at the principal place.

The Board of Allied Gold Mining PLC may direct that any person wishing to attend any meeting should provide such evidence of identity and submit to such searches or other security arrangements or restrictions as the Board of Allied Gold Mining PLC shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to refuse entry to any meeting to any person who fails to provide such evidence of identity or to submit to such searches or to otherwise comply with such security arrangements or restrictions.

(7) **Borrowing powers**

The Board of Allied Gold Mining PLC may exercise all the powers of Allied Gold Mining PLC to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital and, subject to the provisions of the Companies Acts, to create and issue debentures and other loan stock and other securities, whether outright or as collateral security for any debt, liability or obligation of Allied Gold Mining PLC or of any third party. The Board of Allied Gold Mining PLC shall restrict the borrowings of Allied Gold Mining PLC and shall exercise all voting and other rights and powers of control exercisable by Allied Gold Mining PLC in accordance with the provisions of the Articles.

(8) **Issue of shares**

Subject to the provisions of the Companies Acts and to any rights for the time being attached to any shares, any shares may be allotted or issued with or have attached to them such preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, transfer, return of capital or otherwise, as Allied Gold Mining PLC may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board of Allied Gold Mining PLC may determine, and any share may be issued which is, or at the option of Allied Gold Mining PLC or the holder of such share is liable to be, redeemed in accordance with the Articles or as the Directors may determine.

Subject to the provisions of the Companies Acts and to any relevant authority of Allied Gold Mining PLC required by the Companies Acts, any new shares shall be at the disposal of the Board of Allied Gold Mining PLC.

(9) **Directors' fees**

The Non-Executive Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board of Allied Gold Mining PLC may from time to time determine (not exceeding in aggregate £2,000,000 per annum or such other sum as Allied Gold Mining PLC in general meeting shall from time to time determine). Any such fees payable shall be distinct from any salary, remuneration or other amounts payable to a Director pursuant to any other provision of the Articles or otherwise and shall accrue from day to day.

The salary or remuneration of any Director appointed to hold any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the Board of Allied Gold Mining PLC or any committee authorised by the Board of Allied Gold Mining PLC and may be in addition to or in lieu of any fee payable to him for his services as Director.

The Directors are entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by them in or about the performance of their duties as Directors.

(10) **Pensions and gratuities for Directors**

The Board of Allied Gold Mining PLC, or any committee authorised by the Board of Allied Gold Mining PLC, may exercise all the powers of Allied Gold Mining PLC to provide pensions, other retirement or superannuation benefits, death or disability benefits or other allowances or gratuities for persons who are or were directors of Allied Gold Mining PLC or with effect from the Implementation Date, any company in the Allied Gold Group and their relatives or dependants.

(11) **Directors' interests**

The Board of Allied Gold Mining PLC may authorise any matter proposed to it in accordance with these Articles which would otherwise involve a breach by a Director of his duty to avoid conflicts of interest under the Companies Acts, including any matter which relates to a situation in which a Director has or can have an interest which conflicts, or possibly may conflict, with the interest of Allied Gold Mining PLC or the exploitation of any property, information or opportunity, whether or not Allied Gold Mining PLC could take advantage of it (excluding any situation which cannot reasonably be regarded as likely to give rise to a conflict of interest). This does not apply to a conflict of interest arising in relation to a transaction or arrangement with Allied Gold Mining PLC. Any authorisation will only be effective if any quorum requirement at any meeting in which the matter was considered is met without counting the Director in question or any other interested Director and the matter was agreed to without their voting or would have been agreed to if their votes had not been counted. The Board of Allied Gold Mining PLC may impose limits or conditions on any such authorisation or may vary or terminate it at any time.

Subject to having, where required, obtained authorisation of the conflict from the Board of Allied Gold Mining PLC, a Director shall be under no duty to Allied Gold Mining PLC with respect to any information which he obtains or has obtained otherwise than as a Director of Allied Gold Mining PLC and in respect of which he has a duty of confidentiality to another person and will not be in breach of the general duties he owes to Allied Gold Mining PLC under the Companies Acts because he fails to disclose any such information to the Board of Allied Gold Mining PLC or to use or apply any such information in performing his duties as a Director. Nor shall a Director be in breach of the general

duties he owes to Allied Gold Mining PLC under the Companies Acts if the existence of a Director's relationship with another person is authorised by the Board, or is not required to be authorised, and he absents himself from meetings of the Board of Allied Gold Mining PLC at which any matter relating to a conflict of interest, or possible conflict, of interest is discussed and/or makes arrangements not to receive documents or information relating to any matter which gives rise to a conflict of interest or possible conflict of interest and/or makes arrangements for such documents and information to be received and read by a professional adviser.

Provided that his interest is disclosed at a meeting of the Board of Allied Gold Mining PLC, or in the case of a transaction or arrangement with Allied Gold Mining PLC, in the manner set out in the Companies Acts, a Director, notwithstanding his office:

(a) may be a party to or otherwise be interested in any transaction arrangement or proposal with Allied Gold Mining PLC or in which Allied Gold Mining PLC is otherwise interested;

(b) may hold any other office or place of profit at Allied Gold Mining PLC (except that of auditor of Allied Gold Mining PLC or any of its subsidiaries) and may act by himself or through his firm in a professional capacity for Allied Gold Mining PLC, and in any such case on such terms as to remuneration and otherwise as the Board of Allied Gold Mining PLC may arrange;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any company promoted by Allied Gold Mining PLC or in which Allied Gold Mining PLC is otherwise interested or as regards which Allied Gold Mining PLC has powers of appointment; and

(d) shall not be liable to account to Allied Gold Mining PLC for any profit, remuneration or other benefit realised by any office or employment or from any transaction, arrangement or proposal or from any interest in any body corporate. No such transaction, arrangement or proposal shall be liable to be avoided on the grounds of any such interest or benefit nor shall the receipt of any such profit, remuneration or any other benefit constitute a breach of his duty not to accept benefits from third parties.

A Director need not declare an interest in the case of a transaction or arrangement with Allied Gold Mining PLC if the other Directors are already aware, or ought reasonably to be aware, of the interest or it concerns the terms of his service contract that have been or are to be considered at a meeting of the Directors or if the interest consists of him being a director, officer or employee of a company in which Allied Gold Mining PLC is interested.

The Board of Allied Gold Mining PLC may cause the voting rights conferred by the shares in any other company held or owned by Allied Gold Mining PLC or any power of appointment to be exercised in such manner in all respects as it thinks fit and a Director may vote on and be counted in the quorum in relation to any of these matters.

(12) **Restrictions on Directors voting**

A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board of Allied Gold Mining PLC or of a committee of the Board of Allied Gold Mining PLC concerning any arrangement, transaction or arrangement which is to his knowledge a material interest and, if he purports to do so, his vote will not be counted, but this prohibition shall not apply in respect of any resolution concerning any one or more of the following matters:

(a) any transaction or arrangement in which he is interested by means of an interest in shares, debentures or other securities or otherwise in or through Allied Gold Mining PLC;

(b) the giving of any guarantee, security or indemnity in respect of money lent to, or obligations incurred by him or any other person at the request of or for the benefit of, Allied Gold Mining PLC or any of its subsidiary undertakings;

(c) the giving of any guarantee, security or indemnity in respect of a debt or obligation of Allied Gold Mining PLC or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(d) the giving of any other indemnity where all other Directors are also being offered indemnities on substantially the same terms;

(e) any proposal concerning an offer of shares or debentures or other securities of or by Allied Gold Mining PLC or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(f) any proposal concerning any other body corporate in which he does not to his knowledge have an interest (as the term is used in Part 22 Companies Act 2006) in one per cent or more of the issued equity share capital of any class of such body corporate nor to his knowledge hold one per cent or more of the voting rights which he holds as shareholder or through his direct or indirect holding of financial instruments (within the meaning of the Disclosure and Transparency Rules) in such body corporate;

(g) any proposal relating to an arrangement for the benefit of the employees of Allied Gold Mining PLC or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates;

(h) any proposal concerning insurance which Allied Gold Mining PLC proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors;

(i) any proposal concerning the funding of expenditure by one or more Directors on defending proceedings against him or them, or doing anything to enable such Director or Directors to avoid incurring such expenditure; or

(j) any transaction or arrangement in respect of which his interest, or the interest of Directors generally has been authorised by ordinary resolution.

A Director shall not vote or be counted in the quorum on any resolution of the Board of Allied Gold Mining PLC or committee of the Board of Allied Gold Mining PLC concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with Allied Gold Mining PLC or any company in which Allied Gold Mining PLC is interested.

(13) **Number of Directors**

Unless and until otherwise determined by an ordinary resolution of Allied Gold Mining PLC, the number of Directors shall be not less than two.

(14) **Directors' appointment**

Directors may be appointed by Allied Gold Mining PLC by ordinary resolution or by the Board of Allied Gold Mining PLC.

(15) **Untraced shareholders**

Subject to the Articles, Allied Gold Mining PLC may sell any shares registered in the name of a member remaining untraced for 12 years who fails to communicate with Allied Gold Mining PLC following advertisement of an intention to make such a disposal. Until Allied Gold Mining PLC can account to the member, the net proceeds of sale will be available for use in the business of Allied Gold Mining PLC or for investment, in either case at the discretion of the Board of Allied Gold Mining PLC. The proceeds will not carry interest.

(16) **Non-UK shareholders**

There are no limitations in the Articles on the rights of non-UK shareholders to hold, or to exercise voting rights attached to, the ordinary shares. However, non-UK shareholders are not entitled to receive notices of general meetings unless they have given an address in the United Kingdom to which such notices may be sent or, subject to and in accordance with the Companies Acts, an address to which notices may be sent in electronic form.

(17) **CREST**

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Articles are consistent with CREST membership and, amongst other things, allow for the holding and transfer of shares in uncertificated form. The Articles contain other provisions in respect of transactions with the shares in Allied Gold Mining PLC in uncertificated form and generally provide for the modifications of

certain provisions of the Articles so that they can be applied to transactions with shares in Allied Gold Mining PLC in uncertificated form.

(18) **Indemnity of officers**

Subject to the provisions of the Companies Acts, but without prejudice to any indemnity to which he might otherwise be entitled, every past or present Director (including an alternate Director) or officer of Allied Gold Mining PLC or a director or officer of an associated company (except the Auditors or the auditors of an associated company) shall be entitled to be indemnified out of the assets of Allied Gold Mining PLC against all costs, charges, losses, damages and liabilities incurred by him for negligence, default, breach of duty, breach of trust or otherwise in relation to the affairs of Allied Gold Mining PLC or of an associated company, or in connection with the activities of Allied Gold Mining PLC, or of an associated company, as a trustee of an occupational pension scheme (as defined in section 235(6) Companies Act 2006). In addition the Board of Allied Gold Mining PLC may purchase and maintain insurance at the expense of Allied Gold Mining PLC for the benefit of any such person indemnifying him against any liability or expenditure incurred by him for acts or omissions as a Director or officer of Allied Gold Mining PLC (or of an associated company).

(19) **Lien and forfeiture**

Allied Gold Mining PLC shall have a first and paramount lien on every share which is not fully paid for all amounts payable to Allied Gold Mining PLC (whether presently or not) in respect of that share to the extent and in the circumstances permitted by the Companies Acts. The Board of Allied Gold Mining PLC may sell any share on which Allied Gold Mining PLC has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share demanding payment and stating that if the notice is not complied with the share may be sold.

The Board of Allied Gold Mining PLC may from time to time make calls on members in respect of any money unpaid on their shares, subject to the terms of allotment of the shares. Each member shall (subject to receiving at least 14 clear days' notice) pay to Allied Gold Mining PLC the amount called on his shares. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the Board of Allied Gold Mining PLC may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by Allied Gold Mining PLC by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not to be complied with the shares in respect of which the call was made is liable to be forfeited.

(20) **Conversion provisions**

The Articles do not contain any provisions relating to conversion of the ordinary shares.

13.8 Application for admission to trading on premium segment of the Main Market

Application has been made for admission of Allied Gold Mining PLC Shares to the premium segment of the Official List of the FSA and to trading on the Main Market becoming effective, which is currently expected to take place on 28 June 2011.

Application has been made for a substitutionally listing on the TSX whereby the Allied Gold Shares will be delisted from the TSX and shares of Allied Gold Mining PLC will be listed on the TSX. Allied Gold has applied and received conditional approval to list Allied Gold Mining PLC shares on, and to delist the Allied Gold Shares from, the TSX. Listing of Allied Gold Mining PLC shares on the TSX is subject to Allied Gold Mining PLC fulfilling all the listing requirements of the TSX.

14 OPERATING AND FINANCIAL OVERVIEW OF ALLIED GOLD MINING PLC

The following discussion provides information that management believes to be relevant to understanding the Allied Gold Group's financial condition and results of operations as at and for the six months ended 31 December 2010 and 2009 and as at and for the years ended 30 June 2010, 2009 and 2008. Certain financial information presented in this section has been extracted or derived from the Allied Gold Group's historical financial information which is available on Allied Gold's website at www.alliedgold.com.au. The following discussion and analysis should be read in conjunction with the Allied Gold Group's historical financial information and the information relating to the business of the Allied Gold Group in Section 13 of this Scheme Booklet.

The statements in this discussion and analysis regarding industry outlook, management's expectations regarding the future performance of the Allied Gold Group's businesses and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risks involved with holding Allied Gold Mining PLC Shares". The Allied Gold Group's actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Scheme Booklet, including in "Risks involved with holding Allied Gold Mining PLC Shares".

14.1 Overview

Allied Gold is a gold exploration and production company whose shares are listed on the TSX, the ASX and AIM. The Allied Gold Group's major assets are its 100 per cent-owned Simberi gold project (the "Simberi Project"), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG and its 100 per cent interest in Australian Solomons Gold Limited ("ASG"), the owner of the Gold Ridge gold project (the "Gold Ridge Project"), which is located on Guadalcanal Island in the Solomon Islands.

Both projects are located in the Pacific Rim of Fire, one of the world's proven and most prospective areas for gold mining and exploration. The Simberi Project is comprised of: (i) an open-pit mining operation with an associated gold processing plant, located within PNG mining lease 136 ("ML 136"), which consists of 2,560 ha on the eastern side of Simberi Island; and (ii) a larger 69 sub-block/233 km^2 area under PNG exploration licence 609 ("EL 609") covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south. The Simberi Project is based on seven separate gold deposits: Sorowar, Samat North, Samat South, Samat East, Pigiput, Pigibo and Botlu South. Sorowar is by far the largest resource of the seven gold deposits and is located in the north. Samat North, South and East lie to the south and, while relatively small, are also relatively high grade. Pigiput, Pigibo and Botlu South lie between the Sorowar and Samat areas and are of intermediate tonnage but at a grade similar to Sorowar. All prospects are located within two to three kilometres of each other. The geographic area comprising the Simberi Project also includes other less well-defined prospects.

The Allied Gold Group first acquired an interest in the Simberi Project in November 2003 at which time it was an underexplored and undeveloped project. The Allied Gold Group accelerated the exploration programme for the project and established the technical feasibility and economic viability of developing a gold mine. In February 2008, the Simberi Project commenced production. The Gold Ridge Project consists of a mining lease that covers an area of 30 km^2 and a prospecting licence in the area surrounding the mining lease that covers an area of 130 km^2. The Allied Gold Group acquired control of the Gold Ridge Project on November 2009 at which time it had been shut down and mothballed since June 2000 as a result of civil unrest that had occurred in the Solomon Islands. In March 2010, the Allied Gold Group formally commenced an AU$150 million project to refurbish and redevelop the Gold Ridge Project. In March 2011, the Gold Ridge Project recommenced production.

14.2 Summary of key financial risks

The Allied Gold Group's business activities expose it to a variety of financial risks, including market, commodity, credit liquidity, foreign exchange, interest rate and interest-bearing liabilities risks. These risks are managed by the Audit Committee pursuant to Board-approved directives. During the period covered by the historical information, the principal financial instruments utilised by the Allied Gold Group comprised interest-bearing cash and short-term deposits, interest bearing borrowings (including finance leases), trade receivables and trade payables which arise directly from the Allied Gold Group's

business operations and options that were entered into as part of a gold price hedging programme. For additional information, please refer to Section 14.11 of the Scheme Booklet.

14.3 Significant factors affecting the Allied Gold Group's results of operations

Historically, the Allied Gold Group's operations have been influenced by the following key factors, which the Directors believe will continue to affect the Allied Gold Group's results of operations and financial condition in the future:

Gold price

The Allied Gold Group has generated and intends to continue to generate substantially all of its revenues from the sale of gold and, consequently, the price of gold has had and will continue to have a significant impact on the Allied Gold Group's revenues and operating results to the extent that the Allied Gold Group does not fix the gold price it will receive through gold hedging or forward pricing programmes. As described below, the Allied Gold Group entered into a hedging arrangement for the sale of gold in the period July 2007 to February 2010. At the date of this Scheme Booklet, the Allied Gold Group had not entered and does not currently intend to enter into hedging arrangements in relation to gold prices.

In addition to impacting the Allied Gold Group's revenue, the price the Allied Gold Group realises on gold sold impacts royalties and duties payable by the Allied Gold Group.

The Allied Gold Group sells the gold it produces in the international commodities markets. From July 2007 to 26 February 2010, gold available for sale was either delivered against the Allied Gold Group's contractual commitments under its hedging programme at a fixed price of US$700 per ounce or at the prevailing spot price denominated in US dollars. Historically, the Company's counterparties for spot sales have been an Australian gold refinery or financial institutions of good standing.

The market price for gold is typically quoted as the London Gold Market p.m. gold fixing (the "London PM Price"). Historically, the price of gold has fluctuated widely, and is affected by numerous factors over which producers do not have control, including international economic and political conditions, levels of supply and demand, the availability and costs of substitutes, inventory levels maintained by producers and others and actions of participants in the commodities markets. Price variations and market cycles have influenced the Allied Gold Group's financial results and the Allied Gold Group expects that they will continue to do so, particularly now that it has extinguished its gold hedging programme. For information on the Allied Gold Group's past gold hedging programme, please refer to—Gold hedging programme.

For additional information on the Allied Gold Group's hedging programme, please refer to section 14.7 of the Scheme Booklet.

Gold hedging programme

In July 2007, the Company was obligated to put in place a gold hedging programme to secure the price of gold in respect of 170,000 ounces of gold as a condition of financing obtained to develop the Simberi Project. Pursuant to the hedging programme, the Allied Gold Group committed to delivering an agreed quantity of gold into the hedging programme at a fixed price of US$700 per ounce. During the three years ended 30 June 2010, 2009 and 2008, this fixed price was generally lower than the prevailing spot price. The original maturity of the hedge book was 31 December 2011.

During the period of the hedge, the Allied Gold Group restructured the hedge book to reduce the total quantity of gold to be delivered into the hedging programme from 170,000 ounces to 108,544 ounces and to accelerate the maturity of the hedge book to 31 December 2010. In February 2010, however, the Allied Gold Group closed out the hedge programme by pre-delivering all remaining gold to be delivered under the hedge.

Whilst the early termination of the hedging programme gave the Allied Gold Group full price participation in all future sales of gold, for accounting purposes the "Effective Hedge" component of the mark to market loss realised on the close out of the hedge was required to be amortised to the Allied Gold Group's income statement over the period to 31 December 2010.

The following table sets out the impact on reported sales revenue of the Allied Gold Group's gold hedging programme over the period stated. For the purposes of this table, the realised hedge losses are

calculated as the difference between the fixed hedge price of US$700 per ounce and the prevailing spot price at the time the gold was delivered into the hedge.

Financial Period	Number of ounces delivered into the hedge	Realised hedge losses US$	Realised hedge losses AU$
Year ended 30 June 2008	17,218	(3,980,604)	(4,253,643)
Year ended 30 June 2009	36,743	(6,536,983)	(8,820,859)
Year ended 30 June 2010	34,429	(16,311,277)	(18,444,804)
Year ended 30 June 2011	20,154	(4,905,931)	(5,519,724)
Total over life of hedge	**108,544**	**(31,734,795)**	**(37,039,030)**
Included in the above totals:			
Six months ended 31 December 2009	17,071	(5,846,153)	(6,633,313)
Six months ended 31 December 2010	20,154	(4,905,931)	(5,519,724)

At the date of this Scheme Booklet, the Allied Gold Group had not entered into, and does not currently intend to enter into, hedging arrangements in relation to gold prices.

Production volumes

For the six months ended 31 December 2010, the Allied Gold Group, through its Simberi Project, produced 37,127 ounces of gold at a total cash cost of AU$971 per ounce of gold. In the year ended 30 June 2010, the Simberi Project produced 64,327 ounces of gold at a total cash cost of AU$823 per ounce. Since production commenced in February 2008, the Simberi Project has produced in excess of 150,000 ounces of gold. Following the Allied Gold Group's acquisition of ASG and its Gold Ridge Project in late 2009, the Allied Gold Group expects its output for the year ended 30 June 2011 to be approximately 100,000 ounces of gold, and total cash costs from both Simberi and Gold Ridge Projects are expected to average AU$650 per ounce of gold.

The amount of gold produced over an operating period can be affected by a number of factors, including unexpected fluctuations in mining rates and recovery rates and variations in the grade of ore mined compared to the Mining Plan(s) and processing inefficiencies leading to lower processing recoveries and unexpected downtime of the processing plant. The volume of gold produced in a given operating period has had, and will continue to have, a significant impact on the Allied Gold Group's financial condition and operating results.

In particular, in the financial periods discussed herein the Allied Gold Group has experienced a number of processing delays, which affected the volumes of gold produced. More specifically, in the year ended 30 June 2010, the Allied Gold Group's operations at the Simberi Project were adversely impacted by unseasonably heavy rainfall during the three months ended 30 September 2009 and, as a result, the Allied Gold Group experienced reductions in its gold production as a consequence of lower mining volumes. In December 2009 and January 2010, the Allied Gold Group lost a total of 13 days of production due to an illegal cease work order. In addition, in the three months ended 31 March 2010, the Simberi Project suffered a structural mechanical failure of its Scrubber Trommel processing equipment, which resulted in eight days of lost production and lower than planned gold recovery volumes while carbon-in-leach tank linings were recoated as part of a scheduled maintenance programme.

The Allied Gold Group has initiated mitigation strategies to counter the adverse impact of excessive rainfall in future periods. In particular, additional mining equipment has been mobilised to work sites to allow for a more flexible utilisation and concentration of mining equipment during periods of dry weather and all-weather access roads to Sorowar and Pigiput mining areas are being constructed. However, there can be no assurance that these unforeseen events that led to processing delays will not occur in the future and impact the Allied Gold Group's results of operation.

Production costs

The Allied Gold Group's key production cost drivers are energy costs (including fuel costs), personnel costs, transportation costs, material supplies and maintenance. The cost of diesel fuel is a major contributing factor in the fluctuation of the Allied Gold Group's production costs as it is used to operate the Allied Gold Group's mining fleet and to generate electrical power inputs for both the Simberi and the

Gold Ridge Projects. The availability and cost of each of these factors is affected by supply and demand factors.

The raw materials used by the Allied Gold Group to produce gold are primarily ore mined, chemical reagents such as cyanide, lime, caustic soda, hydrochloric acid and carbon and diesel fuel. Ore mined is sourced from Simberi Island, reagents are sourced primarily from Australia and Europe and diesel fuel is purchased from PNG. The Allied Gold Group does not have in place long-term supply contracts for its raw materials and, as a result, the prices paid for those materials are subject to market fluctuations. Historically, with the exception of diesel fuel, prices of raw materials have not demonstrated significant price volatility in the financial periods discussed herein. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Prices for diesel fuel have demonstrated significant price volatility over the three year period ended 30 June 2010 and the six months ended 31 December 2010. Generally, with global demand decreasing toward the end of 2008 on fears of a global slowdown in economic activity, global oil prices decreased from a record high of US$147 per barrel in the three months ended 31 December 2008 to close at US$45 per barrel at the end of 2008 and US$77 at the end of 2009. More recently, with growing political uncertainty in certain countries in North Africa and the Middle East, global crude oil prices have increased significantly. While global oil prices are not necessarily directly correlated to the Allied Gold Group's diesel fuel prices, volatility in crude oil prices has a significant impact on the Allied Gold Group's productions costs.

Production costs are also impacted by the efficiency of the Allied Gold Group's mining, processing and related administrative functions. Factors that impact this include the availability and productivity of the Allied Gold Group's mining fleets, the gold content of the ore mined, the quantity and grade of ore delivered to the processing circuit and efficiency and availability of the processing circuit.

Capital costs and depreciation

The value of the Allied Gold Group's mine, plant and infrastructure will be amortised over its useful life. Variables such as the level of capital expenditure, estimates of useful life, including, for those items depreciated on a units of production basis estimates of mineral reserves, will influence the depreciation charge written off to the Allied Gold Group's income statement.

Where the cash flows generated by an asset or group of assets are not sufficient to generate an economic rate of return due to factors such as lower gold prices, higher than expected costs of production, lower than anticipated grades and/or recoveries, the Allied Gold Group may be required to impair the carrying value of the Allied Gold Group's mine, plant and infrastructure.

Interest rates

The Allied Gold Group is affected by fluctuations in interest rates, which directly impact upon the Allied Gold Group's interest income and interest expense. Further fluctuations in interest rates impact the valuation of the Allied Gold Group's financial instruments and impact the calculation of the value in use of the Allied Gold Group's property, plant and equipment. Fluctuations in interest rates may result in gains or losses being recorded in the income statement as a consequence of changes in the value of the Allied Gold Group's assets and liabilities.

Exchange rates

The Allied Gold Group reports its operating results in Australian dollars. Revenues from gold sales are received in US dollars, and a significant portion of its operating expenses are incurred in US dollars, PNG Kina, the Solomon Island dollar, the British pound and other foreign currencies. From time to time, the Allied Gold Group borrows funds and incurs capital expenditures that are denominated in currencies other than the Australian dollar. As a result, fluctuations in the value of non-Australian dollar currencies against the Australian dollar impact the Allied Gold Group's reported revenues and expenditures. In this way, the financial position of the Allied Gold Group is directly affected by changes in foreign exchange rates.

As of the date of this Scheme Booklet, the Allied Gold Group does not hedge with respect to currency exchange rate fluctuations. During the period of the historical information included herein the Allied Gold Group has entered into some intra-quarter foreign currency hedging arrangements, primarily in relation to the Australian dollar and the PNG Kina.

The Allied Gold Group maintains a policy of holding currencies in similar proportions to its forecasted currency requirements.

The Allied Gold Group contractually monitors its forecast net exposure in various currencies and where appropriate will consider hedging forecast foreign exchange rate exposure.

For additional information, please refer to Section 14.11 of the Scheme Booklet.

Resources or reserves

The Allied Gold Group's accounting estimates for depreciation and amortisation are based, in part, on the Allied Gold Group's mineral reserves and as such are impacted by production and changes in reserves.

Reserves are estimates of the amount of gold that can be economically and legally extracted from the Allied Gold Group's existing properties. In order to calculate reserves, estimates and assumptions must be made with respect to a range of geological, technical and economic factors, including expected quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Because the economic assumptions used to estimate reserves may change, and because additional geological data is generated during the course of operations, estimates of reserves may vary from period to period. Changes in reported reserves may affect the Allied Gold Group's financial results and financial position in a number of ways, including the following:

- Asset carrying values may be affected due to changes in estimated future cash flows.
- Depreciation, depletion and amortisation charged to the statement of comprehensive income may vary where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
- Overburden removal costs recorded on the statement of financial position or charged to the statement of comprehensive income may differ due to changes in stripping ratios or the units of production basis of depreciation.
- Decommissioning, site restoration and environmental provisions may differ where changes in estimated reserves affect expectations about the timing or cost of these activities.
- The carrying value of deferred tax assets may differ due to changes in estimates of the likely recovery of the tax benefits.

For additional information, please refer to Section 14.4 of the Scheme Booklet.

Share based payments

Equity instruments, such as options, issued in return for goods or services are accounted for as share based payments. The cost of equity-settled transactions is measured by reference to the fair value of the equity instruments on the date they are granted. This cost is then recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period).

Factors affecting comparability

The table below provides a high level summary of the Allied Gold Group's operating and financial performance over the historical information period included herein followed by a discussion of any significant items that have impacted the results of each of the periods.

The revenue and operating results for the historical period do not reflect any contribution from the Gold Ridge Project. The Allied Gold Group acquired the Gold Ridge Project in November 2009. From November 2009 until 31 December 2010, the Gold Ridge project was in a capital construction phase

(i.e. it did not produce any gold, did not generate revenue and all costs related to the project were capitalised).

Consolidated		Six months ended 31 December 2010	Six months ended 31 December 2009	Year ended 30 June 2010	Year ended 30 June 2009	Year ended 30 June 2008
Financial metrics						
Revenue	AU$	40,942,585	33,141,171	67,555,369	77,467,668	23,393,798
Income / (loss) for the period	AU$	9,388,992	(22,415,679)	10,228,815	(7,071,651)	(12,224,827)
Income / (loss) per share—basic	c/share	0.90	(4.24)	1.31	(1.65)	(3.46)
Income / (loss) per share—diluted	c/share	0.89	(4.24)	1.31	(1.65)	(3.46)
Operational metrics						
Waste mined	tonnes	1,063,224	223,095	634,296	199,746	81,390
Ore mined	tonnes	1,249,785	962,489	1,981,500	1,708,765	416,627
Ore processed	Tonnes	1,153,504	972,121	1,949,650	1,654,149	411,297
Gold produced	ounces	37,127	31,528	64,327	72,609	33,068
Gold sold	ounces	33,556	33,391	63,980	69,886	28,364

The following are the key factors that have impacted the Allied Gold Group's performance for the periods presented in the above table. These factors should be considered when making a comparative assessment of the Allied Gold Group's performance over the period of the historical information.

- The six months ended 31 December 2010 included a gain of AU$4,000,000 on the extinguishment of a liability for less than its book value and an AU$1,252,500 writeback of share based remuneration expense in relation to executive options that were cancelled due to performance-based vesting conditions attached to those options not being satisfied.
- The six months ended 31 December 2009 included share based remuneration expense of AU$6,819,755 and costs of AU$1,717,915 relating to the acquisition of ASG.
- The year ended 30 June 2010 included an AU$36,666,786 gain on the acquisition of ASG, share based remuneration expense of AU$6,819,755, a loss of AU$2,891,037 on the termination of the Minesite Dry Hire contract and costs of AU$1,717,915 relating to the acquisition of ASG.
- The year ended 30 June 2009 included share based remuneration expense of AU$4,130,120 and an impairment of equity investments of AU$1,214,402.
- The year ended 30 June 2008 was the year in which the Simberi Project commenced production. The income statement reflects the results of five months of operations from February 2008 to June 2008. Share based remuneration expense of AU$3,590,530 was incurred.

A more detailed analysis of the factors affecting the Allied Gold Group's performance in each period is provided at 14.6—Results of operations of the Allied Gold Group.

14.4 Critical accounting policies

Preparation of the Allied Gold Group's financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as at the date of the financial statements and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The Allied Gold Group has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details regarding the nature of these assumptions and conditions may be found in the relevant notes to the Allied Gold Group's audited financial statements. For additional information, please refer to Section 20 of the Scheme Booklet.

Reserve estimates

Reserves are estimates of the amount of gold that can be economically and legally extracted from the Allied Gold Group's existing properties. In order to calculate reserves, estimates and assumptions must be made with respect to a range of geological, technical and economic factors, including expected quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The Allied Gold Group is required to determine and report ore reserves under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Because the economic assumptions used to estimate reserves may change, and because additional geological data is generated during the course of operations, estimates of reserves may vary from period to period. Changes in reported reserves may affect the Allied Gold Group's financial results and financial position in a number of ways, including the following:

- Asset carrying values may be affected due to changes in estimated future cash flows.
- Depreciation, depletion and amortisation charged to the statement of comprehensive income may vary where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
- Overburden removal costs recorded on the statement of financial position or charged to the statement of comprehensive income may differ due to changes in stripping ratios or the units of production basis of depreciation.
- Decommissioning, site restoration and environmental provisions may differ where changes in estimated reserves affect expectations about the timing or cost of these activities.
- The carrying value of deferred tax assets may differ due to changes in estimates of the likely recovery of the tax benefits.

Exploration and evaluation expenditure

The Allied Gold Group's accounting policy regarding exploration and evaluation expenditure provides that certain expenditure items are capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the statement of comprehensive income.

Share based payments

The Allied Gold Group issues equity-settled share based payments to employees and third parties. Such payments are measured at their fair value on the date they are granted. Fair value is measured using a binomial pricing model that requires the exercise of judgement in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

Development expenditure

Development activities typically commence after a particular project is approved by the requisite members of the management team. Management applies judgement in determining whether and when a project is economically viable. In exercising this judgement, management is required to make certain

estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced development activities, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the statement of comprehensive income.

Property, plant and equipment—recoverable amount

In accordance with the Allied Gold Group's accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions, which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the statement of comprehensive income.

Restoration and rehabilitation

The Allied Gold Group's accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the statement of financial position by adjusting both the asset restoration and rehabilitation provision. Such changes give rise to a change in future depreciation and financial charges.

Derivative financial instruments

The Allied Gold Group may use derivative financial instruments to provide protection against unfavourable fluctuations in items such as the price of gold, foreign exchange rates, diesel fuel prices and interest rates. At each reporting date, the fair value of outstanding derivative financial instruments is measured using pricing models that require the exercise of judgement in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgements are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change following the balance date.

Taxation

The Allied Gold Group's accounting policy for taxation requires management's judgement in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax

liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These in turn, depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required regarding the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the statement of financial position, as well as the amount of other tax losses and temporary differences not yet recognised.

In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the statement of comprehensive income.

Business combination

During the period ended 30 June 2010, the Allied Gold Group recognised a gain of $36,666,786 on the acquisition of a controlled entity. As described in Note 30 to the Allied Gold Group's financial statements as at and for the year ended 30 June 2010, this gain was determined by comparing the consideration paid for the acquisition to the fair value of the net assets acquired. Determination of those fair values required management to make estimations and assumptions similar to those described above for reserve estimates, exploration and evaluation expenditures, development expenditure, property, plant and equipment, restoration and rehabilitation and taxation. A change in any of the underlying assumptions or estimates could impact the fair value of the net assets acquired and the resultant gain on acquisition.

14.5 Segment reporting

The Allied Gold Group has adopted AASB 8 Operating Segments from 1 July 2009, which replaces AASB 114 Segment Reporting. The new standard requires what is referred to as a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. As described in the notes to the financial statements as at and for the year ended 30 June 2010, operating segments are reported in a manner consistent with the internal reporting provided to the Executive Chairman and the Chief Financial Officer known together as the "chief decision maker".

The Allied Gold Group's business is considered from both a geographic and functional perspective and management has identified four reportable segments: Mining and Processing and Mining Exploration in PNG (with respect to the Simberi Project) and Mining and Processing and Mining Exploration in the Solomon Islands (with respect to the Gold Ridge Project). Mining and Processing in the Solomon Islands was reported for the first time in the Allied Gold Group's historical financial information for the six months ended 31 December 2010, but the amount was all capitalised and therefore had no impact on the Allied Gold Group's profit and loss statement.

14.6 Results of operations of the Allied Gold Group

The following discussion and analysis of the Allied Gold Group's results of operations and financial condition is based on the Allied Gold Group's historical results as extracted from financial information contained in the Allied Gold Group's historical financial information. It should be noted that production at the Gold Ridge Project recommenced in March 2011. Therefore, the Allied Gold Group's results of

operations as at and for the six months ended 31 December 2010 and 2009 and as at and for the years ended 30 June 2010, 2009 and 2008 relate to production at the Simberi Project only.

	For the six months ended 31 December			
	2010		2009	
	AU$	Per cent of total revenue	AU$	Per cent of total revenue
Revenue	40,942,585	100.0	33,141,171	100.0
Cost of sales	(32,574,869)	79.6	(38,150,819)	115.1
Gross profit / (loss)	**8,367,716**	**20.4**	**(5,009,648)**	**15.1**
Gains / (losses) on derivatives	—	—	(812,476)	2.5
Corporate expenses	(4,950,553)	12.1	(8,002,387)	24.1
Share based remuneration	1,252,500	3.1	(6,819,755)	20.6
Foreign exchange gain / (loss)	444,063	1.1	(112,698)	0.3
Financial income	4,776,722	11.7	180,483	0.5
Financial costs	(501,456)	1.2	(1,839,198)	5.5
Profit / (loss) from continuing operations	**9,388,992**	**22.9**	**(22,415,679)**	**67.6**
Income tax benefit / (expense)	—	—	—	—
Profit / (loss) after tax attributable to:				
Owners of Allied Gold Limited	9,388,992		(22,402,708)	
Non-controlling interest	—		(12,971)	
	9,388,992		**(22,415,679)**	**6**
Basic earnings / (loss) per share (cents)	.90	—	(4.24)	—
Diluted earning / (loss) per share (cents)	.89	—	(4.24)	—

Six months ended 31 December 2010 compared to six months ended 31 December 2009

Revenue (increase of AU$7,801,414 or 23.5 per cent)

Revenue increased by AU$7,801,414, or 23.5 per cent, from AU$33,141,171 in the six months ended 31 December 2009 to AU$40,942,585 in the six months ended 31 December 2010 due primarily to the higher achieved gold prices in the six months.

Gold sales of 33,556 ounces in the six months ended 31 December 2010 were at an average realised price (net of hedging adjustments) of AU$1,220/oz compared to gold sales of 33,391 ounces in the six months ended 31 December 2009 which were at an average realised price of AU$991/oz.

Whilst gold production of 37,127 ounces in 2010 exceeded production of 31,528 ounces in 2009, the volume of gold sold was approximately the same in both periods due to two factors. Firstly, in 2010 there was a build up of gold in circuit of approximately 2,190 ounces due to the adverse impact on the elution circuit of a deterioration in water quality arising from below average rainfall at the Simberi Oxide Plant. Secondly, there was gold produced but not shipped to the refinery as at December 31, 2010 totalling approximately 1,380 ounces. This gold was sold in January 2011.

The following table sets forth the Allied Gold Group's revenue and other income for the six months ended 31 December 2010 and 2009.

	For the six months ended 31 December	
	2010	2009
	AU$	
Revenue		
Gold income	40,880,851	33,103,319
By products	61,734	37,852
Total revenue	**40,942,585**	**33,141,171**
Other income		
Net gain on disposal of property, plant and equipment	35,566	—
Net gain on disposal of investments	—	—
Net foreign exchange gains	—	1,392,927
Other	47,062	167,988
Total other income	**82,628**	**1,560,915**

Cost of sales (decrease of AU$5,575,950 or 14.6 per cent)

Cost of sales decreased by AU$5,575,950, or 14.6 per cent, from AU$38,150,819 in the six months ended 31 December 2009 to AU$32,574,869 in the six months ended 31 December 2010. The total cost per ounce of gold sold (including non cash cost) in the six months ended 31 December 2010 amounted to AU$971 per ounce compared to AU$1,210 per ounce in the six months ended 31 December 2009, which was primarily attributable to the largely fixed nature of the costs derived from the Simberi Project being spread over a larger production volume in the six months ended 31 December 2010.

A detailed analysis of cost of sales is set out in the table below:

	Six months ended 31 December	
	2010	2009
	AU$	
Cash operating costs:		
Employee expenses	4,920,530	3,684,145
Stores and other consumables	6,087,098	6,652,909
Fuel, power and water	5,454,344	4,292,370
Other	12,298,219	14,696,723
Depreciation and amortisation charges	7,964,961	6,119,493
Changes in inventories and work in progress	(5,071,073)	2,046,279
Royalties	921,060	658,900
Total cost of sales	**32,574,869**	**38,150,819**

Gross profit / (loss) (variance of AU$13,377,364)

As a result of factors discussed above, gross profit / (loss) varied by AU$13,377,364, from a loss of AU$5,009,648 in the six months ended 31 December 2009 to a gain of AU$8,367,716 in the six months ended 31 December 2010.

Corporate expenses (decrease of AU$3,051,834 or 38.1 per cent)

Corporate expenses decreased by AU$3,051,834, or 38.1 per cent, from AU$8,002,387 in the six months ended 31 December 2009 to AU$4,950,553 in the six months ended 31 December 2010. This decrease was primarily attributable to the absence of costs in the six months ended 31 December 2010 that were incurred in the corresponding period in the previous year, including approximately AU$1.8 million of costs incurred in connection with the Allied Gold Group's acquisition of ASG, legal costs incurred in relation to a legal action brought by the Company against Intermet Engineers (Pty) Ltd ("Intermet") and a former director of Intermet in connection with construction work on the Simberi Project, as well as costs associated with the Allied Gold Group's listing on the TSX. Corporate costs also reduced during the six

months ended 31 December 2010 due to the implementation of a cost sharing model resulting in approximately AU$2.4 million in corporate costs being recharged to the Simberi and Gold Ridge Projects.

Share based remuneration (variance of AU$8,072,255)

Share based remuneration varied by AU$8,072,255, from an expense of AU$6,819,755 in the six months ended 31 December 2009 to a gain of AU$1,252,500 in the six months ended 31 December 2010. The gain of AU$1,252,500 in the six months ended 31 December 2010 represents a write back of previously-recognised share based compensation expense resulting from the cancellation of executive compensation options for which certain production-based vesting conditions were not met.

Foreign exchange gain / (loss) (variance of AU$556,761)

Foreign exchange gain / (loss) varied by AU$556,761, from a loss of AU$112,698 in the six months ended 31 December 2009 to a gain of AU$444,063 in the six months ended 31 December 2010. This variance was primarily attributable to foreign exchange gains on foreign currency liabilities following an overall strengthening in the Australian dollar during the six months ended 31 December 2010.

Financial income (increase of AU$4,596,239 or 254.6 per cent)

Financial income increased by AU$4,596,239, or 2546.6 per cent, from AU$180,483 in the six months ended 31 December 2009 to AU$4,776,722 in the six months ended 31 December 2010. This increase was primarily attributable to the recognition of AU$4,000,000 of financing income pursuant to the derecognition of accruals that were previously made by a subsidiary. The remaining variance of AU$596,239 represents higher interest earned in 2010 due to average cash balances during the six months ended 31 December 2010 being significantly higher than in the six months ended 31 December 2009.

Financial costs (decrease of AU$1,337,742 or 72.7 per cent)

Financial costs decreased by AU$1,337,742, or 72.7 per cent, from AU$1,839,198 in the six months ended 31 December 2009 to AU$501,456 in the six months ended 31 December 2010. This decrease was primarily attributable to decreases in the Allied Gold Group's interest charges on its finance leases as a result of the termination of the lease agreement between the Allied Gold Group and MineSite Constructions Services Pty Ltd for the hire of mining equipment on 1 April 2010. For additional information on the dry hire agreement, please refer to section 14.7 of the Scheme Booklet.

It should be noted that the reduction in financial costs occurred despite there being a significant increase in interest bearing liabilities in the six months ended 31 December 2010 pursuant to the draw down of loans from the International Finance Corporation ("IFC") and the Bank of the South Pacific ("BSP"). The IFC loans relate to the Gold Ridge Project and as such interest on that facility was capitalised as the project was in the construction phase throughout the six months ended 31 December 2010. The BSP loan was drawn down in late December and therefore had little effect on financial costs for the six months ended 31 December 2010.

Taxation

The Allied Gold Group's effective tax rate was zero in each of the six months ended 31 December 2010 and 2009. For additional information, please refer to the Allied Gold Group's audited financial statements.

Profit after tax attributable to owners of Allied Gold Limited (variance of AU$31,791,700)

As a result of factors discussed above, profit after tax attributable to the owners of the Allied Gold Group in the six months varied by AU$31,791,700, from a loss of AU$22,402,708 in the six months ended 31 December 2009 to a profit of AU$9,388,992 in the six months ended 31 December 2010.

	For the year ended 30 June					
	2010		2009 (restated)		2008 (restated)	
	AU$	Per cent of total revenue	AU$	Per cent of total revenue	AU$	Per cent of total revenue
Revenue	67,555,369	100.0	77,467,668	100.0	23,393,798	100.0
Cost of sales	(70,289,540)	104.0	(66,436,649)	85.8	(20,264,174)	86.6
Gross profit / (loss)	**(2,734,171)**	**4.0**	**11,031,019**	**14.2**	**3,129,624**	**13.4**
Gains / (losses) on derivatives	(176,084)	0.3	1,133,187	1.5	(2,685,864)	—
Corporate expenses	(14,773,680)	21.9	(7,545,907)	9.7	(4,404,307)	18.8
Share based remuneration	(6,828,559)	10.1	(4,130,120)	5.3	(3,590,530)	15.3
Impairment of available for sale assets	(7,740)	—	(1,214,402)	1.6	—	—
Gain on acquisition of subsidiary	36,666,786	54.3	—	—	—	—
Other expenses	—	—	(3,426,778)	4.4	(4,049,118)	17.3
Other income	2,243,413	3.3	149,937	0.2	31,688	0.1
Financial income	1,834,972	2.7	327,760	0.4	533,365	2.3
Financial expenses	(5,996,122)	8.9	(3,396,347)	4.4	(1,189,685)	5.1
Profit / (loss) before tax	**10,228,815**	**15.1**	**(7,071,651)**	**9.1**	**(12,224,827)**	**52.3**
Income tax benefit / (expense)	—	—	—	—	—	—
Profit / (loss) after tax attributable to owners of Allied Gold Limited	**10,228,815**	**15.1**	**(7,071,651)**	**9.1**	**(12,224,827)**	**52.3**
Profit / (loss) per share for loss attributable to ordinary equity holders of Allied Gold Limited						
Basic earnings / (loss) per share (cents)	1.31	—	(1.65)	—	(3.46)	—
Diluted earning / (loss) per share (cents)	1.31	—	(1.65)	—	(3.46)	—

Year ended 30 June 2010 compared to year ended 30 June 2009

Revenue (decrease of AU$9,912,299 or 12.8 per cent)

Revenue decreased by AU$9,912,299, or 12.8 per cent, from AU$77,467,668 in the year ended 30 June 2009 to AU$67,555,369 in the year ended 30 June 2010. This decrease was primarily attributable to a decrease in gold production and a consequential decrease in gold sales.

The Allied Gold Group recorded gold sales of 63,960 ounces in the year ended 30 June 2010 at an average realised price (after hedge-related accounting adjustments) of AU$1,056 per ounce of gold compared to gold sales of 69,886 ounces in the previous year with an average realised price of AU$1,108 per ounce of gold. Despite there being an appreciation in the US dollar price of gold during the 2010 year, the strengthening of the Australian dollar against the US dollar resulted in the Australian dollar gold price remaining relatively constant between the periods.

The following table sets forth the Allied Gold Group's revenue and other income for the years ended 30 June 2010 and 2009.

	Year ended 30 June	
	2010	2009 (restated)
	AU$	
Revenue		
Gold income	67,474,314	77,182,556
By products	81,055	285,112
Total revenue	**67,555,369**	**77,467,668**
Other income		
Net gain on disposal of property, plant and equipment	—	52,657
Net gain on disposal of investments	812,353	97,270
Net foreign exchange gains	1,431,060	—
Other	—	10
Total other income	**2,243,413**	**149,937**

Cost of sales (increase of AU$3.9 million or 5.8 per cent)

Cost of sales increased by AU$3,852,891, or 5.8 per cent from AU$66,436,649 in the year ended 30 June 2009 to AU$70,289,540 in the year ended 30 June 2010. The increase in cost of sales was primarily attributable to lower mine head grade of 1.18 g/t in the year ended 30 June 2010 compared to 1.64 g/t in the previous year, which resulted in the production of lower amounts of gold from higher process plant throughput.

Depreciation decreased in 2010 compared to 2009 due to a combination of lower production and an increase in mineral reserves, which led to a lower depreciation charge per ounce of gold produced.

The reduction in fuel, power and water in 2010 compared to 2009 was primarily attributable to a significant reduction in diesel fuel prices.

The following table sets forth the Allied Gold Group's cost of sales for the years ended 30 June 2010 and 2009.

	Year ended 30 June	
	2010	2009 (restated)
	AU$	
Cash operating costs:		
Employee expenses	8,455,037	6,223,952
Stores and other consumables	11,350,294	13,853,495
Fuel, power and water	8,952,548	11,402,866
Other	24,891,452	17,966,920
Depreciation and amortisation charges	13,087,125	18,437,429
Changes in inventories and work in progress	1,900,873	(3,166,690)
Royalties	1,652,211	1,718,677
Total cost of sales	**70,289,540**	**66,436,649**

Gross profit / (loss) (variance of AU$13,765,190)

As a result of factors discussed above, gross profit / (loss) varied by AU$13,765,190, from a profit of AU$11,031,019 in the year ended 30 June 2009 to loss of AU$2,734,171 in the year ended 30 June 2010.

Corporate expenses (increase of AU$7,227,773 or 95.8 per cent)

Corporate expenses increased by AU$7,227,773, or 95.8 per cent, from AU$7,545,907 in the year ended 30 June 2009 to AU$14,773,680 in the year ended 30 June 2010. This increase was primarily attributable to an expenditure of approximately AU$1.8 million in connection with the acquisition of ASG, which the Allied Gold Group was required to expense through its income statement pursuant to a change in

accounting standards that became effective from 1 July 2009, as well as to the costs associated with the establishment of the corporate support and infrastructure necessary to support the expanded Group following the acquisition of ASG and the implementation of proposed expansion projects following a successful capital raising undertaken by the Allied Gold Group during the three months ended 30 June 2010. In addition, the Allied Gold Group incurred costs in connection with the Intermet litigation, as well as in connection with the Allied Gold Group's listing on the TSX.

Share based remuneration (increase of AU$2,698,439 or 65.3 per cent)

Share based remuneration increased by AU$2,698,439, or 65.3 per cent, from AU$4,130,120 in the year ended 30 June 2009 to AU$6,828,559 in the year ended 30 June 2010. The amount in both years related to options issued to Directors and employees.

Impairment of available for sale assets (decrease of AU$1,206,662 or 99.4 per cent)

Impairment of available for sale assets decreased by AU$1,206,662, or 99.4 per cent, from AU$1,214,402 in the year ended 30 June 2009 to AU$7,740 in the year ended 30 June 2010. In the year ended 30 June 2009, the Company recorded an impairment loss of AU$1,214,402 relating to shareholdings in various listed companies, the value of which had decreased significantly following a general decline in global equity markets during that period.

Gain on acquisition of subsidiary

In the year ended 30 June 2010, the Allied Gold Group recorded a gain of AU$36,666,786 in relation to the acquisition of ASG. This gain represents the excess of the fair value of net assets acquired over the consideration the Company paid to complete the acquisition. For additional information, see the Allied Gold Group's audited financial statements.

Other expenses (decrease of AU$3,426,778 or 100 per cent)

Other expenses decreased by AU$3,426,778, or 100 per cent, from AU$3,426,778 in the year ended 30 June 2009 to nil in the year ended 30 June 2010. This decrease was primarily attributable to the Allied Gold Group generating foreign exchange gains on foreign currency cash balances during 2010 compared to foreign exchange losses that were incurred in the previous period.

Other income (increase of AU$2,093,476 or 1,396.2 per cent)

Other income increased by AU$2,093,476, or 1,396.2 per cent, from AU$149,937 in the year ended 30 June 2009 to AU$2,243,413 in the year ended 30 June 2010. This increase was primarily attributable to the Allied Gold Group realising gains amounting to AU$1,006,313 on the sale of shareholdings in various listed companies in the year ended 30 June 2010.

Financial income (increase of AU$1,507,212 or 459.9 per cent)

Financial income increased by AU$1,507,212, or 459.9 per cent, from AU$327,760 in the year ended 30 June 2009 to AU$1,834,972 in the year ended 30 June 2010. This increase was primarily attributable to interest earned on higher average cash balances following the approximately AU$150 million equity raising in December 2009.

Financial expenses (increase of AU$2,599,775 or 76.5 per cent)

Financial expenses increased by AU$2,599,775, or 76.5 per cent, from AU$3,396,347 in the year ended 30 June 2009 to AU$5,996,122 in the year ended 30 June 2010. This increase was primarily attributable to a loss of AU$2,891,037 relating to the termination of a finance lease for the hire of mining equipment prior to its expiration date, which had been entered into with MineSite Construction Services Pty Ltd, a company in which Mr. Mark Caruso is a shareholder and director. Prior to its termination, the agreement was accounted for as a finance lease. Under the terms of the agreement, the Allied Gold Group had the option to acquire the leased assets for their agreed fair value on the expiration of the individual leases. The agreement was terminated effective 1 April 2010. The amount payable by the Allied Gold Group as a result of the termination was AU$6,466,764, which exceeded the recorded value of the lease liability of AU$3,575,727 as at the termination date. The excess of the termination value over the lease liability of AU$2,891,037 was recorded as a financial expense. The aggregate amount payable for the mining

equipment acquired as a consequence of the termination of the agreement was determined based on an independent valuation of the mining equipment.

Taxation

The Allied Gold Group's effective tax rate was zero in each of the years ended 30 June 2010 and 2009. For additional information, please refer to the Allied Gold Group's audited financial statements.

Profit after tax attributable to owners of Allied Gold Limited (variance of AU$17,300,466)

As a result of factors discussed above, profit after tax attributable to the owners of Allied Gold Limited varied by AU$17,300,466, from a loss of AU$7,071,651 in the year ended 30 June 2009 to a profit of AU$10,228,815 in the year ended 30 June 2010. Year ended 30 June 2009 compared to year ended 30 June 2008

Revenue (increase of AU$54,073,870 or 231.1 per cent)

Revenue increased by AU$54,073,870, or 231.1 per cent, from AU$23,393,798 in the year ended 30 June 2008 to AU$77,467,668 in the year ended 30 June 2009. This increase was primarily attributable to the fact that the year ended 30 June 2009 reflects a full year of production from the Simberi Project compared to five months of production (from February 2008 to June 2008) in the year ended 30 June 2008. In addition, the increase reflects an increase in the average revenue per ounce (from AU$825 in the year ended 30 June 2008 to AU$1,108 in the year ended 30 June 2009).

The following table sets forth the Allied Gold Group's revenue and other income for the years ended 30 June 2009 and 2008.

	Year ended 30 June	
	2009 (restated)	2008 (restated)
	AU$	
Revenue		
Gold income	77,182,556	23,350,248
By products	285,112	43,550
Total revenue	**77,467,668**	**23,393,798**
Other income		
Net gain on disposal of property, plant and equipment	52,657	30,455
Net gain on disposal of investments	97,270	—
Other	10	1,233
Total other income	**149,937**	**31,688**

Cost of sales (increase of AU$46,172,475 or 227.9 per cent)

Cost of sales increased by AU$46,172,475, or 227.9 per cent, from AU$20,264,174 in the year ended 30 June 2008 to AU$66,436,649 in the year ended 30 June 2009. This increase was primarily attributable to an increase in mining and processing activities in the year ended 30 June 2009 compared to the previous year as a result of full year operations, as described above, as well as an increase in depreciation and amortisation charges of AU$11,901,930 from AU$6,535,499 in the year ended 30 June 2008 to AU$18,437,429 for the year ended 30 June 2009, which was primarily attributable to increased gold production in the year ended 30 June 2009. In particular, a significant proportion of depreciation and amortisation expense is determined using the units of production basis and, as a result, the expense increases or decreases based on variations in gold production.

The following table sets forth the Allied Gold Group's revenue and other income for the years ended 30 June 2010 and 2009.

	Year ended 30 June	
	2009 (restated)	2008 (restated)
	AU$	
Cash operating costs:		
Employee expenses	6,223,952	2,423,708
Stores and other consumables	13,853,495	3,558,937
Fuel, power and water	11,402,866	4,642,255
Other	17,966,920	7,469,762
Depreciation and amortisation charges	18,437,429	6,409,615
Changes in inventories and work in progress	(3,166,690)	(4,763,684)
Royalties	1,718,677	523,581
Total cost of sales	**66,436,649**	**20,264,174**

Gross profit (increase of AU$7,901,395 or 252.5 per cent)

As a result of factors discussed above, gross profit increased by AU$7,901,395, or 252.5 per cent, from AU$3,129,624 in the year ended 30 June 2008 to AU$11,031,019 in the year ended 30 June 2009.

Corporate expenses (increase of AU$3,141,600 or 71.3 per cent)

Corporate expenses increased by AU$3,141,600, or 71.3 per cent, from AU$4,404,307 in the year ended 30 June 2008 to AU$7,545,907 in the year ended 30 June 2009. This increase was primarily attributable to the establishment of the required corporate support and infrastructure necessary to support the Allied Gold Group as the Simberi Project moved into the production phase.

Share based remuneration (increase of AU$539,590 or 15.0 per cent)

Share based remuneration increased by AU$539,590, or 15.0 per cent, from AU$3,590,530 in the year ended 30 June 2008 to AU$4,130,120 in the year ended 30 June 2009.

Impairment of available for sale assets (increase of AU$1,214,402 or 100 per cent)

Impairment of available for sale assets increased by AU$1,214,402, or 100 per cent, from nil in the year ended 30 June 2008 to AU$1,214,402 in the year ended 30 June 2009. This increase was primarily attributable to the an impairment loss of AU$1,214,402 recorded by the Company in the year ended 30 June 2009 related to the value of shareholdings in various listed companies, which had decreased significantly following a general decline in global equity markets during that period. No such impairment loss was recorded in the year ended 30 June 2008.

Other expenses (decrease of AU$622,340 or 15.4 per cent)

Other expenses decreased by AU$622,340, or 15.4 per cent from AU$4,049,118 in the year ended 30 June 2008 to AU$3,426,778 in the year ended 30 June 2009. This decrease was primarily attributable to a decrease in foreign exchange losses.

Other income (increase of AU$118,249 or 373.2 per cent)

Other income increased by AU$118,249, or 373.2 per cent, from AU$31,688 in the year ended 30 June 2008 to AU$149,937 in the year ended 30 June 2009. This increase was primarily attributable to a net gain on the disposal of investments in an amount of AU$97,279.

Financial income (decrease of AU$205,605 or 38.5 per cent)

Financial income decreased by AU$205,605, or 38.5 per cent, from AU$533,365 in the year ended 30 June 2008 to AU$327,760 in the year ended 30 June 2009. This decrease was primarily attributable to a decrease in the amount of interest received as a result of lower average cash balances during the period.

Financial expenses (increase of AU$2,206,662 or 185.5 per cent)

Financial expenses increased by AU$2,206,662, or 185.5 per cent, from AU$1,189,685 in the year ended 30 June 2008 to AU$3,396,347 in the year ended 30 June 2009. This increase was primarily attributable to the fact that all financing expense was required to be recorded in the income statement in the year ended 30 June 2009. In the year ended 30 June 2008, finance expenses amounting to AU$2,025,797 that were incurred prior to the commencement of production in February 2008 were capitalised as development costs.

Taxation

The Company's effective tax rate was zero in each of the years ended 30 June 2009 and 2008. For additional information, please refer to the Allied Gold Group's audited financial statements.

Loss after tax attributable to owners of Allied Gold Limited (decrease of AU$5,153,176 or 42.2 per cent)

As a result of factors discussed above, loss after tax attributable to the owners of Allied Gold Limited decreased by AU$5,153,176, or 42.2 per cent, from AU$12,224,827 in the year ended 30 June 2008 to AU$7,071,651 in the year ended 30 June 2009.

14.7 Liquidity and capital resources

The Allied Gold Group's principal source of liquidity is its cash and cash equivalents, which as at 31 December 2010 amounted to AU$36,484,444 compared to AU$85,525,391 as at 30 June 2010. The majority of the Allied Gold Group's cash and cash equivalents have been invested in higher interest yielding cash management accounts and have historically been held in a combination of Australian dollars, US dollars and PNG Kina. Historically, the Allied Gold Group has relied on cash provided by equity offerings, its operations, bank loans and leasing facilities to finance its working capital and ensure its liquidity. In particular, during the three years ended 30 June 2010, 2009 and 2008, the Company funded its operating activities primarily through equity offerings through the completion of private placements with gross proceeds of AU$159,545,451, AU$41,575,365 and AU$26,891,855, respectively. The Company did not undertake any equity offerings in the six months ended 31 December 2010, while in the six months ended 31 December 2009, the Company completed an equity offering which resulted in gross proceeds amounting to AU$159,545,451. The above-mentioned equity offerings have been supplemented by borrowings from external financing sources.

The Allied Gold Group's management expects that the above-mentioned sources will continue to be its main sources of cash in the future. The Allied Gold Group's cash requirements relate primarily to its operating activities, exploration programmes, capital expenditures and the repayment of liabilities as they become due.

In April 2011, the Company completed an equity raising of AU$93.8 million pursuant to a private placement transaction. The Directors believe that the Allied Gold Group's cash flow from operations and its existing cash resources, together with available borrowings under its loan agreements and credit facilities will be sufficient to fund its anticipated working capital needs, capital expenditure requirements and debt service requirements for the 12 months following from the date of this Scheme Booklet.

Cash flows of the Allied Gold Group

Cash flows for the six months ended 31 December 2010 and 2009 and for the years ended 30 June 2010, 2009 and 2008

The following table sets forth the Allied Gold Group's cash flows for the six months ended 31 December 2009 and 2010 and for the years ended 30 June 2008, 2009 and 2010.

	For the six months ended 31 December		For the year ended 30 June		
	2010	2009	2010	2009	2008
			(AU$)		
Net cash from / (used in) operating activities	7,856,534	(8,933,231)	(20,509,398)	21,563,200	(282,620)
Net cash from / (used in) investing activities	(103,318,849)	(6,592,836)	(63,800,604)	(24,402,510)	(53,313,997)
Net cash from / (used in) financing activities	46,437,202	151,091,597	148,677,057	22,963,380	41,092,805
Net increase / (decrease) in cash and cash equivalents	**(49,025,113)**	**135,565,530**	**64,367,055**	**20,124,070**	**(12,503,812)**
Cash and cash equivalents at the beginning of the period	**85,525,391**	**20,529,979**	**20,529,979**	**154,180**	**12,657,949**
Cash and cash equivalents at the end of the period	**36,486,444**	**157,241,528**	**85,525,391**	**20,529,979**	**154,180**

Cash from / (used in) operating activities

The Allied Gold Group's net cash from operating activities was AU$7,856,534 in the six months ended 31 December 2010 compared to net cash used in operating activities in the amount of AU$8,933,231 in the six months ended 31 December 2009. The increase in cash generated from operating activities was primarily attributable to higher realised Australian dollar gold revenue in the six months ended 31 December 2010 for the reasons described above.

The Allied Gold Group's net cash used in operating activities was AU$20,509,398 in the year ended 30 June 2010 compared to net cash from operating activities in the amount of AU$21,563,200 in the year ended 30 June 2009. The significant decrease in cash generated from operating activities was primarily attributable to lower realised gold revenue in the year ended 30 June 2010 due to lower volumes of gold sold as a result of the reasons described above, increased cash costs incurred per ounce of production due to lower head grades compared to the previous year, as well as increased corporate costs in connection with the acquisition of ASG. In addition, during the year ended 30 June 2010, the Allied Gold Group made net payments of AU$17,826,546 relating to the close out of the Allied Gold Group's gold hedging commitments, while in the previous year the Allied Gold Group generated cash amounting to AU$5,144,710 from a restructuring of the Allied Gold Group's hedge book.

The Allied Gold Group's net cash from operating activities was AU$21,563,200 in the year ended 30 June 2009 compared to net cash used in operating activities in the amount of AU$282,620 in the year ended 30 June 2008. The increase in cash generated from operating activities was attributable primarily to increased gold sales in the year ended 30 June 2009 due to increased gold production as a result of the reasons mentioned above, as well as the benefit of proceeds amounting to AU$5,122,882 from the settlement of derivatives pursuant to a restructuring of the Company's hedge book in the year ended 30 June 2009.

Cash from / (used in) investing activities

The Allied Gold Group's net cash used in investing activities was AU$103,318,849 in the six months ended 31 December 2010 compared to AU$6,592,836 in the six months ended 31 December 2009. The increase in cash used in investing activities was primarily attributable to a significant increase to the Allied Gold Group's capital expenditure spending primarily in relation to the redevelopment of the Gold Ridge Project following the acquisition of ASG.

The Allied Gold Group's net cash used in investing activities was AU$63,800,604 in the year ended 30 June 2010 compared to AU$24,402,510 in the year ended 30 June 2009. The increase in cash used in investing activities was primarily attributable to an expenditure of AU$52,105,472 on property, plant and equipment in relation to (i) debottlenecking and optimisation initiatives for the Simberi Project in an amount of AU$4,156,632, (ii) AU$5,203,531 on the upgrade of the Simberi Project mobile equipment fleet, (iii) other capital expenditures for the Simberi Project amounting to AU$8,256,643 and (iv) capital expenditures for the redevelopment of the Gold Ridge Project amounting to AU$34,198,312, including AU$19,078,437 for the purchase of mobile equipment. This was also attributable to exploration and evaluation expenditures amounting to AU$9,544,311 that was incurred compared to AU$4,353,494 in the previous year. These expenditures included AU$7.1 million on the ongoing sulphide feasibility study being undertaken on Simberi Island and payment of an AU$2,500,000 deposit on the purchase of Barrick's interest in the Allied Gold Group since in March 2010 the Allied Gold Group negotiated Barrick's withdrawal from the joint venture agreement over Tatau and Big Tabar Island. Consequently, the Allied Gold Group reassumed management of exploration in the entire area of EL 609. This increase was partially offset by a decrease in development expenditures (from AU$7,205,878 in the year ended 30 June 2009 to AU$6,915,672 in the year ended 30 June 2010) related primarily to activities undertaken on ML 136 related to the Simberi Project.

The Allied Gold Group's net cash used in investing activities was AU$24,402,510 in the year ended 30 June 2009 compared to AU$53,313,997 in the year ended 30 June 2008. The decrease in cash used in investing activities was primarily attributable to a reduction in expenditures on property, plant and equipment in the year ended 30 June 2009, following the completion of construction activities during the period, as well as to a reduction in exploration expenditures incurred by the Company in relation to EL 609 as a result of a joint venture agreement entered into with Barrick in March 2008. As described above, the Allied Gold Group negotiated Barrick's withdrawal from the joint venture agreement in March 2010.

Cash generated from / (used in) financing activities

The Allied Gold Group's net cash from financing activities was AU$46,437,202 in the six months ended 31 December 2010 compared to AU$151,091,597 in the six months ended 31 December 2009. The change was primarily attributable to the fact that in the six months ended 31 December 2009 the Company benefited from gross proceeds from equity raisings of AU$159,545,451 compared to gross proceeds received from debt financings in the six months ended 31 December 2010, which amounted to AU$53,772,845 pursuant to two facility agreements with the International Finance Corporation and the Bank of the South Pacific Limited, respectively.

The Allied Gold Group's net cash from financing activities was AU$148,677,057 in the year ended 30 June 2010 compared to AU$22,963,380 in the year ended 30 June 2009. The change between the two periods was primarily attributable to a significant increase in proceeds from the issuance of equity securities (from AU$41,575,365 in the year ended 30 June 2009 to AU$159,545,451 in the year ended 30 June 2010).

The Allied Gold Group's net cash from financing activities was AU$22,963,380 in the year ended 30 June 2009 compared to AU$41,092,805 in the year ended 30 June 2008. The decrease in cash from financing activities was primarily attributable to the repayment of borrowings amounting to AU$16,407,977 in the year ended 30 June 2009.

Capital resources

Borrowings

The Allied Gold Group has a secured facility agreement in place with the International Finance Corporation for borrowings of up to AU$35 million in relation to the development of the Gold Ridge Project, which was fully drawn as at 31 December 2010. In addition, the Allied Gold Group has an AU$45 million facility with Bank of the South Pacific Limited, of which AU$22 million has been drawn leaving AU$23 million in undrawn credit facilities as at 31 December 2010. As at 31 December 2010, the Allied Gold Group's long-term borrowings amounted to AU$42,866,750 and its short-term borrowings, including the current portion of long-term borrowings, amounted to AU$11,517,869.

The following table sets forth certain information relating to the Allied Gold Group's short-term and long-term borrowings as at 31 December 2010 and as at 30 June 2010, 2009 and 2008.

	As at 31 December	As at 30 June		
	2010	2010	2009	2008
Short-term borrowings (including current portion of long-term borrowings)	11,517,869	4,481,970	2,094,483	8,561,286
Long-term borrowings	42,866,750	1,755,820	3,845,885	2,739,755
Total	**54,384,619**	**6,237,790**	**5,940,368**	**11,301,041**

Loan agreements and credit facilities

In the six months ended 31 December 2010, the Allied Gold Group drew down an initial tranche (amounting to AU$15 million) under a facility provided to the Allied Gold Group by Bank of the South Pacific Limited. This facility is secured by a fixed and floating charge over the assets of Simberi Gold Mining Limited and by a guarantee provided by Allied Gold Limited. In addition, the Allied Gold Group has an additional AU$23 million available to it under this facility. It should be noted that the Allied Gold Group accounts for this facility as a finance lease.

In addition, during the six months ended 31 December 2010, the Allied Gold Group drew down a US$35 million loan from the International Finance Corporation that is secured by a fixed and floating charge over the assets of Gold Ridge Mining Limited and by a guarantee provided by Allied Gold Limited. The five-year facility has no principal repayment before November 2011 and no gold hedging is required. The Allied Gold Group utilised the drawn down funds to meet its ongoing capital expenditure commitments in relation to the redevelopment of the Gold Ridge Project.

In July 2007, the Allied Gold Group entered into a US$25 million finance facility with RMB and Macquarie Bank Limited to be utilised for the construction of the Simberi Project. This facility was retired during the year ended 30 June 2009, approximately 21 months ahead of schedule. A condition precedent of this financing facility was that the Company enter into a hedging programme for a specified number of ounces of gold. Under the hedging programme, the Company hedged 170,000 ounces of gold at an effective price of US$700 per ounce of gold for delivery between March 2008 and December 2011. In the course of the financial year ended 30 June 2009, the hedge book was restructured through the close out of the "in the money" put option maturing in the period from March 2011 to December 2011, yielding cash proceeds of AU$5,122,882 to the Allied Gold Group. A subsequent restructuring of sold call options maturing in the period from March 2010 to December 2011 reduced the duration of the hedge book by approximately 12 months. In February 2010, the Allied Gold Group closed out the hedge book by pre-delivering physical gold in satisfaction of its remaining commitments under the hedging programme.

At the date of this Scheme Booklet, the Allied Gold Group has not entered into, and does not currently intend to enter into, hedging arrangements in relation to gold prices.

Finance leases

In April 2010, a lease agreement between the Allied Gold Group and MineSite Constructions Services Pty Ltd, a company in which Mark Caruso is a shareholder and director, for the hire of mining equipment, was terminated prior to its scheduled expiry date. Prior to its termination, the agreement was accounted for as a finance lease. Under the terms of the agreement, the Allied Gold Group had the option to acquire the leased assets for their agreed fair value on expiry of the individual leases. The agreement was terminated effective 1 April 2010. The amount payable by the Allied Gold Group in consequence of the termination of the agreement was $6,466,764 which exceeded the recorded value of the lease liability of $3,575,727 as at the termination date. The excess of the termination value over the lease liability of $2,891,037 has been recorded in profit and loss under financing costs. The final amount payable for the mining equipment acquired as a consequence of the termination of the agreement was determined based on an independent valuation of the mining equipment. For additional information, see the notes to the Allied Gold Group's audited financial statements for the year ended 30 June 2010.

In addition, the Allied Gold Group accounts for its facility with Bank of the South Pacific Limited as a finance lease.

14.8 Off-balance sheet arrangements

The Allied Gold Group had no off-balance sheet arrangements as at 31 December 2010 or as at 30 June 2010, 2009 and 2008.

14.9 Contractual obligations and commercial commitments

A summary of the Allied Gold Group's total contractual obligations and commercial commitments to make future payments as at 31 December 2010 is set forth below:

	Payments Due by Period				
	Total	Less than 1 Year	Between 1 and 2 Years	3 to 5 Years	More than 5 Years
Contractual obligations as at 31 December 2010					
Finance lease and borrowings obligations	57,759,616	12,851,586	15,532,322	26,444,028	2,931,978
Operating lease obligations	2,093,847	1,338,066	755,781	—	—
Purchase obligations	6,734,489	6,734,489	—	—	—
Other liabilities	14,379,947	14,379,947	—	—	—
Total	**80,967,899**	**35,304,088**	**16,288,103**	**26,444,028**	**2,931,978**

The Allied Gold Group's financial commitments and contingent liabilities are generally limited to controllable expenditures at the Simberi Project and the Gold Ridge Project. The Company's material financial commitments and contingent liabilities as at 31 December 2010 are as follows:

- Leases for office premises, operating leases for various plant and machinery and payments for the charter of aircraft under non-cancellable operating leases expiring within one to five years, in the amount of AU$2,093,847;
- Commitments in relation to finance leases for the hire of mining equipment expiring within one to five years, in the amount of AU$19,698,168. This amount includes the financing drawn down under the Bank of the South Pacific facility agreement referred to above;
- A required expenditure of AU$900,900 during the next year in order to maintain current rights of tenure to EL 609. Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon the expiration of EL 609 or when application for a mining licence is made, and have not been provided for in the accounts; and

The above-mentioned commitments are to be funded through existing cash resources as at 31 December 2010, operating cash flows generated from the Simberi and Gold Ridge Projects and committed but undrawn finance facilities with BSP. It should also be noted that in April 2011 the Allied Gold Group raised AU$93.8 million pursuant to a private placement transaction.

14.10 Capital expenditures

The Allied Gold Group's cash outflows used in the purchase of property, plant, equipment and intangible assets amounted to AU$103,318,849, AU$63,800,604, AU$24,402,510 and AU$53,313,997 in the six months ended 31 December 2010 and in the years ended 30 June 2010, 2009 and 2008, respectively.

In the six months ended 31 December 2010, the Allied Gold Group's capital expenditures primarily focused on the redevelopment of the Gold Ridge Project following the acquisition of ASG, as well as the Simberi Sulphide Bankable Feasibility Study, Simberi oxide expansion works and ongoing near mine exploration activities on Simberi. In the year ended 30 June 2010, the Allied Gold Group's capital expenditures primarily focused on the redevelopment of the Gold Ridge Project, the purchase of mobile equipment, exploration and evaluation expenditures, debottlenecking and optimisation initiatives of the Simberi Project, as well as the completion of the Simberi Sulphide Pre Feasibility Study. In the year ended 30 June 2009, the Allied Gold Group's capital expenditures primarily focused on, as well as exploration expenditures in relation to EL 609. In the year ended 30 June 2008, the Allied Gold Group's capital expenditures primarily focused on the completion of construction activities at the Simberi Project and exploration expenditures in relation to EL 609.

The Allied Gold Group generally finances its capital expenditures from its own funds (primarily consisting of gold revenues and equity raisings) and through debt financing (in particular loans with BSP and the IFC). For additional information on these funding sources, please refer to Section 14.7 of the Scheme Booklet.

14.11 Qualitative and quantitative disclosure about risk

In the normal course of its operations, the Allied Gold Group is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the Allied Gold Group may enter into transactions which make use of both on- and off-statement financial position derivatives. The Allied Gold Group does not acquire, hold or issue derivatives for trading purposes. The Allied Gold Group's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

- Safeguarding the Allied Gold Group's core earnings stream from its major asset through the effective control and management of financial risk.
- Effective and efficient use of credit facilities through the adoption of reliable liquidity management planning and procedures.
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Executive Chairman and Chief Financial Officer are responsible for management of the Allied Gold Group's financial risks within Board approved directives. As at 31 December 2010, the Allied Gold Group held the following financial instruments:

	Six months ended 31 December 2010
	AU$
Financial assets	
Cash and cash equivalents	36,486,444
Trade and other receivables	4,099,013
Securities available for sale	1,068,024
Derivative assets	—
Total	**41,653,481**
Financial liabilities	
Trade and other payables	14,379,497
Borrowings	54,384,619
Derivative liabilities	—
Total	**68,764,116**

The sensitivity analyses presented in the following notes are based on changes in underlying prices or rates that the Allied Gold Group considered to be reasonably possible at the end of the reporting period.

(1) Market risk

(a) Gold price risk

Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The Allied Gold Group may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Allied Gold Group enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the Allied Gold Group's financing facilities and sustaining capital. The majority of the Allied Gold Group's forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Prior to 26 February 2010, call and put options were used by the Allied Gold Group to manage the gold price risk. On 26 February 2010, the Allied Gold Group terminated its gold hedging facilities and in the period from 26 February 2010 to 31 December 2010 has maintained an

unhedged position in relation to gold price risk. As the Allied Gold Group did not have any hedging in place as at 31 December 2010, it was fully exposed to gold price risk.

(b) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the Allied Gold Group's functional currency. The Allied Gold Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the PNG Kina, the United States dollar, the Solomon Island dollar and the British pound. No material programmes for hedging foreign exchange risk were implemented by the Allied Gold Group in the six months ended 31 December 2010.

The Allied Gold Group's exposure to foreign currency risk at the reporting date was as follows:

	31 December 2010			
	USD	PGK	SBD	GBP
	AU$	AU$	AU$	AU$
Financial assets				
Cash and cash equivalents	9,151,533	20,394,678	36,881	390,560
Trade and other receivables	2,458,659	272,237	31,902	—
	11,610,192	**20,666,915**	**68,783**	**390,560**
Financial liabilities				
Trade and other payables	(7,800,076)	3,561,628	635,885	565
Borrowings	34,206,411	19,699,902	—	—
	26,406,335	**23,261,530**	**635,885**	**565**

	31 December 2009			
	USD	PGK	CAD	GBP
	AU$	AU$	AU$	AU$
Financial assets				
Cash and cash equivalents	1,521,046	1,745,885	50,175,515	61,647,899
Trade and other receivables	665,241	446,596	—	—
Derivative assets	814,922	—	—	—
	3,001,209	**2,192,481**	**50,175,515**	**61,647,899**
Financial liabilities				
Trade and other payables	835,249	2,617,576	427,811	13,237
Borrowings	—	4,360,736	—	—
Derivative liabilities	15,720,395	—	—	—
	16,555,645	**6,978,312**	**427,811**	**13,237**

Based on the financial instruments held by the Allied Gold Group as at the reporting date, the sensitivity of the Allied Gold Group's profit after tax for the six months and equity at the reporting date to movements in the Australian dollar to the specified exchange rates was:

- Had the Australian dollar weakened / strengthened by 5 per cent against the US dollar with all other variables remaining constant, the Allied Gold Group's profit after tax would have been AU$739,808 lower / higher (2009: AU$108,298 lower / higher) and equity would have been AU$ nil lower / higher (2009: AU$786,020.
- Had the Australian dollar weakened / strengthened by 5 per cent against the PNG Kina with all other variables remaining constant, the Allied Gold Group's profit after tax would have been AU$129,731 lower / higher (2009: AU$239,392 lower / higher).
- Had the Australian dollar weakened / strengthened by 5 per cent against the Solomon Island dollar with all other variables remaining constant, the Allied Gold Group's profit after tax would have been AU$28,395 lower / higher (2009: AU$2,114 lower / higher).

- Had the Australian dollar weakened / strengthened by 5 per cent against the British pound with all other variables remaining constant, the Allied Gold Group's profit after tax would have been AU$19,500 lower / higher (2009: AU$3,081,733 lower / higher).
- Had the Canadian dollar weakened / strengthened by 5 per cent against the Solomon Island dollar with all other variables remaining constant, the Allied Gold Group's profit after tax would have been AU$nil lower / higher (2009: AU$2,487,385 lower / higher).

(c) (iii) Interest rate risk

The Allied Gold Group's main interest rate risk arises from variable rate interest rates on cash and cash equivalents. No hedging programmes were implemented by the Allied Gold Group to manage interest rate risk during the 2010 or 2009 reporting periods.

As at 31 December, the Allied Gold Group had the following exposures to interest rate risk:

	31 December 2010		30 June 2009	
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	AU$	%	AU$
Financial assets				
Cash and cash equivalents	0.6%	36,486,444	1.2%	157,241,528
Financial liabilities				
Borrowings	9.6%	54,384,619	32.05%	8,003,632

All interest rates were floating rates. Interest rates on the most significant borrowings are repriced every six months.

At 31 December 2010, if interest rates had changed by +/- 50 basis points from the six months end rates per the above table with all other variables held constant, profit for the six months would have been AU$104,821 higher / lower (2009: change of +/- 50 basis points—AU$487,308 higher / lower).

(d) Equity price risk

The Allied Gold Group and the Company are exposed to equity securities price risk arising from investments classified on the statement of financial position as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of the Allied Gold Group's and the Company's available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

At 31 December 2010, if the index had changed by +/- 5% from its six months end level with all other variables held constant, Group equity at 31 December 2010 would have been AU$53,401 higher / lower (2009: change of +/- 5%—AU$29,999 higher / lower).

(2) Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Allied Gold Group. Credit risk is managed at the Allied Gold Group level. The Allied Gold Group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

Counterparty risk under derivative financial instruments is to two reputable banking institutions.

All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.

The carrying amount of financial assets recorded in the financial statements represents the Allied Gold Group's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(3) Liquidity risk

The Allied Gold Group's liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Allied Gold Group manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Allied Gold Group has the ability to access required funding.

15 DESCRIPTION AND AFFECT OF THE SCHEMES

15.1 Creditors

Creditors of entities within the Allied Gold Group will be unaffected by the Schemes. The stated intention of the directors of Allied Gold Mining PLC (see Section 15.7) is to not change the conduct of the business of the Allied Gold Group. The Schemes may affect the obligations that exist as at the Implementation Date between any creditor and a company in the Allied Gold Group. To mitigate and overcome this issue, Allied Gold has approached each creditor that is affected by the Schemes to obtain their waiver that the obligations that exist as at the Implementation Date will not be affected. Following its most recent fundraising Allied Gold has on hand sufficient cash to meet its needs over the next 12 months and it is on this basis that Allied Gold Mining PLC is seeking admission to the premium segment of the Main Market.

15.2 Directors' interests in marketable securities of Allied Gold

The following table shows the relevant interest of each director of Allied Gold in Allied Gold Shares and Allied Gold Options as at the date of this Scheme Booklet:

Name of director of Allied Gold	Terms of Allied Gold Options	Number of Allied Gold Options issued (unvested)	Number of Allied Gold Options issued (vested)	Number of Allied Gold Shares
M V Caruso	$0.35 expiring 30.11.2011 $0.50 expiring 31.12.2013	3,000,000	5,875,000 20,000,000	7,685,193
F Terranova	$0.35 expiring 30.11.2011 $0.50 expiring 31.12.2013	1,250,000	4,250,000 10,000,000	1,000
*T S Harvey	*$0.50 expiring 31.12.2011	500,000	*1,000,000	200,000
M House	$0.35 expiring 31.12.2011	500,000	1,000,000	10,000
A Lowrie	$0.35 expiring 30.11.2011	250,000	1,500,000	1,635,460
G H Steemson	$0.35 expiring 30.11.2011	250,000	1,500,000	1,100,000
P DuPlessis	$0.35 expiring 31.10.2011	300,000	525,000	Nil
R Hastings	$0.35 expiring 31.10.2011 $0.50 expiring 31.12.2013	1,000,000	2,250,000 500,000	300,000
P Torre	$0.35 expiring 31.10.2011 $0.50 expiring 31.12.2013	500,000	1,250,000 250,000	20,000
P Davies	$0.35 expiring 31.10.2011 $0.50 expiring 31.12.2013	300,000	525,000 175,000	Nil

There has been no dealing by directors of Allied Gold in marketable securities of Allied Gold in the four (4) months before this Scheme Booklet was lodged with the ASIC.

The board of Allied Gold has resolved to put to Allied Gold Shareholders the issue of 1,500,000 unlisted options to T S Harvey at an exercise price of $A0.50 expiring 31 December 2011 with 1,000,000 vesting immediately and 500,000 vesting upon the share price trading at or above $A0.70 for 5 consecutive trading days. The motion will be put to Allied Gold Shareholders at the company's next General Meeting at 9.30am on 6 June 2011. If the resolution is approved by the Allied Gold Shareholders T S Harvey will receive the number of Allied Gold Options set out in the figure above and be an Allied Gold Optionholder for the purposes of the Option Scheme.

Except as stated above, there are no marketable securities of Allied Gold held by or on behalf of any director of Allied Gold to which such persons are entitled, as at the date of this Scheme Booklet.

15.3 Directors' and Senior Managements' interests in marketable securities of Allied Gold Mining PLC

None of the directors of Allied Gold, nor any of the directors of Allied Gold Mining PLC, nor any of their associates, holds or has any interest in any marketable securities in Allied Gold Mining PLC, with the exception of Frank Terranova who holds the only £1 Allied Gold Mining PLC Share on issue.

There have been no acquisitions or disposals of marketable securities of Allied Gold Mining PLC in the four (4) months before this Scheme Booklet was lodged with the ASIC, other than the acquisition by Frank Terranova of the Subscriber Share.

The directors of Allied Gold will receive:

(1) Allied Gold Mining PLC Shares as consideration for the acquisition of their Allied Gold Shares under the Share Scheme; and

(2) Allied Gold Mining PLC Options as consideration for the cancellation of their Allied Gold Options under the Option Scheme.

The following table sets out the relevant interest of each director of Allied Gold and Allied Gold Mining PLC Director in securities of Allied Gold Mining PLC upon completion of the Schemes:

Name of director of Allied Gold	Terms of Allied Gold Options	Number of Allied Gold Options issued (unvested)	Number of Allied Gold Options issued (vested)	Number of Allied Gold Shares
M V Caruso	1.26 GBP expiring 30.11.2011 1.80GBP expiring 31.12.2013	500,000	979,166 3,333,333	1,280,865
F Terranova	1.26 GBP expiring 30.11.2011 1.80 GBP expiring 31.12.2013	208,333	708,333 1,666,666	166
*T S Harvey	*1.80 GBP expiring 31.12.2011	83,333	166,666	33,333
M House	1.26 GBP expiring 31.12.2011	83,333	166,666	1,666
A Lowrie	1.26 GBP expiring 30.11.2011	41,666	250,000	272,576
G H Steemson	1.26 GBP expiring 30.11.2011	41,666	250,000	183,333
P DuPlessis	1.26 GBP expiring 31.10.2011	50,000	87,500	Nil
R Hastings	1.26 GBP expiring 31.10.2011 1.80 GBP expiring 31.12.2013	166,666	375,000 83,333	50,000
P Torre	1.26 GBP expiring 31.10.2011 1.80 GBP expiring 31.12.2013	83,333	208,333 41,666	3,333
P Davies	1.26 GBP expiring 31.10.2011 1.80 GBP expiring 31.12.2013	50,000	87,500 29,166	Nil

15.4 Interests of Allied Gold Mining PLC

As at the date of this Scheme Booklet, Allied Gold Mining PLC does not have any relevant interest in any securities in Allied Gold and therefore has no voting power in Allied Gold.

15.5 Payment of other benefits to directors, secretaries or executive officers

No payment or other benefit is proposed to be made or given to any Director, secretary or executive officer of Allied Gold as compensation for loss of, or as consideration for or in connection with his retirement from, office in Allied Gold or in a related body corporate.

No payment or other benefit is proposed to be made or given to any director, secretary or executive officer of any related body corporate as compensation for loss of, or as consideration for or in connection with his retirement from, office in that body corporate or Allied Gold.

If the Schemes proceed then it is anticipated that the Directors fees payable to each of the directors of Allied Gold will continue to be paid in the future by Allied Gold. Allied Gold will invoice Allied Gold Mining PLC as the holding company of the Allied Gold Group for the Directors fees and Allied Gold Mining PLC will pay the invoiced Directors fees to Allied Gold. The Directors will receive no additional remuneration for acting as directors of Allied Gold Mining PLC.

Between August 2008 and April 2010, Allied Gold was party to a finance lease with Minesite Construction Services Pty Ltd (**Minesite**) relating to the hire of mining equipment. Mr Caruso is a director and shareholder of Minesite. The lease provided for the payment of contingent rentals determined on the

basis of a fixed charge per machine per hour. The agreement was terminated effective 1 April 2010. A termination payment was made to Minesite based on an independent valuation of the mining equipment.

15.6 Agreements or arrangements with Directors

There are no agreements or arrangements between a Director and any other person in connection with or conditional upon the outcome of the Schemes. No Director has any interest in any contract with Allied Gold, except for the interests set out below:

Key Management Personnel	Related entity	Description of transaction	2010 $	2009 $	2008 $
Mark Caruso	Cancello Plant Hire Limited	Directors fees—cash component	967,562	360,600	392,400
	Regional Management	Directors fees—share based payments	4,397,500	1,198,555	1,521,551
	Minesite Construction Services Pty Ltd	Finance lease—gross lease payments	2,643,900	3,325,200	—
	Minesite Construction Services Pty Ltd	Finance lease—contingent rentals	2,946,449	2,216,800	
	Minesite Construction Services Pty Ltd	Finance lease—loss on extinguishment of finance lease liability	2,891,037	—	—
	Minesite Construction Services Pty Ltd	Finance lease—payout of lease liability	3,307,953	—	—
	Minesite Construction Services Pty Ltd	Purchase of mining equipment	1,462,126	646,384	763,098
	Minesite Construction Services Pty Ltd	Hire of mining equipment and labour	482,768	1,648,760	2,588,360
	Minesite Construction Services Pty Ltd	Construction of processing plant	—	573,333	276,103
	Mineral Commodities Limited	Administration and support services	—	26,308	26,308
			19,099,295	9,995,940	5,567,820
Greg Steemson . . .	Steemson Geoscience Pty Ltd	Directors fees—cash component and share based payments	90,000	302,701	72,000
	Steemson Geoscience Pty Ltd	Geological consultancy services	37,500	78,962	73,982
			127,500	381,663	145,982
Frank Terranova . . .	Novabank Pty Ltd	Directors fees—share based payments	2,198,750	527,616	—
Peter Torre	Torre Corporate Pty Ltd	Company secretarial services—cash and share based payments	149,100	243,622	84,000

No Directors hold shares in Allied Gold Mining PLC, save for Frank Terranova who holds the Subscriber Share. No Director has any interest in any contract with Allied Gold Mining PLC.

The Directors of Allied Gold Mining PLC enjoy the benefit of the indemnity contained in the Articles of Association of Allied Gold Mining PLC, *which indemnity is of substantially the same effect as the indemnity summarised* in section 13.7(18) for the Articles of Association which are proposed to be adopted.

15.7 Intention of directors concerning the business and employees of Allied Gold

Following Implementation of the Schemes, Allied Gold will become a wholly owned subsidiary of Allied Gold Mining PLC. The board of directors of Allied Gold Mining PLC (the make up of which currently mirrors the composition of the board of directors of Allied Gold) will determine how the undertakings of Allied Gold will be conducted in the future, and any major changes to be made to the business carried on by Allied Gold including any redeployment of fixed assets of Allied Gold or future employment of the present employees of Allied Gold. This Statement represents the views of the board of directors of both Allied Gold and Allied Gold Mining PLC.

15.8 Option Arrangements

As at the date of this Scheme Booklet, Allied Gold had the following number and classes of options in issue:

Option Type	Sum of Number as at 27 April 2011
Director options expiring 31 December 2011 at AU$0.35	1,500,000
Director options expiring 31 December 2013 at AU$0.50	30,925,000
Employee options expiring 31 December 2013 at AU$0.50	250,000
Employee options expiring 31 October 2011 at AU$0.35	14,487,500
Director options expiring 30 November 2011 at AU$0.35	12,375,000
Total	**59,537,500**

With the exception of the substitution of an exercise price expressed in GBP (at a rate of AU$1 = £0.6099 being the Australian dollar/UK pound exchange rate average for the 12 month period to 26 April 2011) and the conversion of the market price on unvested options to take account of the share consolidation and being quoted in GBP, the terms of the options proposed to be issued by Allied Gold Mining PLC to the holders of Allied Gold Options are materially consistent with the existing terms applicable to each particular option class.

15.9 How will the Scheme affect Ineligible Foreign Shareholders

(1) Ineligible Foreign Shareholders

If your address on the Allied Gold Register is in a country other than Australia, United Kingdom (including Isle of Man and Channel Islands), United States of America, New Zealand, Canada or PNG, you will be regarded as an Ineligible Foreign Shareholder for the purposes of the Scheme, unless Allied Gold Mining PLC is satisfied, acting reasonably, that the laws of that Allied Gold Shareholder's country of residence (as shown in the Register) permit the issue and allotment of Allied Gold Mining PLC Shares to that Allied Gold Shareholder, either unconditionally or after compliance with conditions which Allied Gold Mining PLC in its sole discretion regards as acceptable. If Allied Gold Mining PLC does not issue Allied Gold Mining PLC Shares that would otherwise have been issued to an Ineligible Foreign Shareholder then those Allied Gold Mining PLC Shares will be issued to the Nominee at the same time as Allied Gold Mining PLC Shares are issued to Scheme Shareholders.

The Nominee will sell those Allied Gold Mining PLC Shares issued to it as soon as is reasonably practicable and account to that Ineligible Foreign Shareholder for the sale proceeds, which will be paid in GBP, less any applicable brokerage, taxes and charges. Neither Allied Gold Mining PLC, Allied Gold nor the Nominee will be subject to any liability for the sale of Allied Gold Mining PLC Shares on a particular day or at a particular price.

This Scheme Booklet and the Share Scheme are subject to Australian disclosure requirements which may be different to those applicable in other jurisdictions. This Scheme Booklet and the Share Scheme do not in any way constitute an offer of securities in any place in which, or to any person to whom, it would not be lawful to make such an offer.

15.10 Settlement

(1) Register Removal Process

If Scheme Shareholders want to have more control over Allied Gold Mining PLC Shares or CDIs and which Register they are issued on, they can take advantage of the register removal process at least 48 hours prior to the Scheme Record Date.

The register removal process provides Scheme Shareholders with the opportunity to remove their Allied Gold Shares from one register and place them on another. The removal process can be affected by making an election with your broker, or by completing the register removal documents located at the following address:

www-au.computershare.com/investor/formscatalogue.asp

The register removal process will cease 48 hours before Scheme Record Date.

(2) Eligible Holders

(a) If your address on the Register is in United Kingdom (including Isle of Man and Channel Islands), United States of America, New Zealand, Canada or PNG then you will be an Eligible Shareholder.

(b) If your address on the Register is in Australia then you will be an Eligible (CDI) Scheme Member.

(3) Shareholders on the Australian Register

If at the Scheme Record Date you are an Eligible (CDI) Scheme Member and the Share Scheme is approved, you will be issued CDIs over Allied Gold Mining PLC Shares. Allied Gold will make application to ASX for CDIs to be listed and quoted on ASX. Please see section 6 of this Scheme Booklet which explains what CDIs are.

(4) DI Holders

If at the Scheme Record Date you are Eligible Allied Gold Shareholder who holds Allied Gold Shares through CREST, you will receive Allied Gold Mining PLC Shares. Application has been made to the FSA for all of Allied Gold Mining PLC Shares to be admitted to the premium segment of the Official List of the FSA and the London Stock Exchange for Allied Gold Mining PLC Shares to be admitted to trading on its main market for listed securities. Such shares, if admitted, will be settled through CREST. If you have not supplied valid CREST details you will receive your Allied Gold Mining PLC Shares in certificated form.

(5) UK Certificated Shareholders

If at the Scheme Record Date you are an Eligible Allied Gold Shareholder who is on the Register in the United Kingdom and you hold Allied Gold Shares in certificated form you will receive Allied Gold Mining PLC Shares in certificated form.

(6) Shareholders on the Canadian Register

If you are on the register in Canada, once you complete the enclosed letter of transmittal you will received Allied Gold Mining PLC Shares which TSX has conditionally approved for listing.

Shareholders on the Canadian Register are asked to refer to the cover letter and letter of transmittal enclosed with their Scheme Booklet for information on how to receive Allied Gold Mining PLC Shares.

If you are a Canadian Beneficial Holder at the Scheme Record Date you are on the Register in Canada, you will receive Allied Gold Mining PLC Shares which the TSX has conditionally approved for listing and will be settled through CDS.

(7) Ineligible Foreign Shareholders

If your address on the Allied Gold Register is in a country other than Australia, United Kingdom (including Isle of Man and Channel Island), United States of America, New Zealand, Canada or PNG, you will be regarded as an Ineligible Foreign Shareholder for the purposes of the Scheme and paid proceeds in GBP from the sale of Allied Gold Mining PLC Shares (refer to section 15.9), unless Allied Gold Mining PLC is satisfied, acting reasonably, that the laws of that Allied Gold Shareholder's country of residence (as shown in the Register) permit the issue and allotment of Allied Gold

Mining PLC Shares to that Allied Gold Mining PLC Shareholder, either unconditionally or after compliance with conditions which Allied Gold Mining PLC in its sole discretion regards as acceptable.

Application has been made to the FSA for all of Allied Gold Mining PLC Shares to be admitted to the premium segment of the Official List of the FSA and the London Stock Exchange for Allied Gold Mining PLC Shares to be admitted to trading on its main market for listed securities. Such shares, if admitted, will be settled through CREST.

If you are an Ineligible Foreign Shareholder, you should refer to section 15.9 of this Scheme Booklet.

15.11 How will the Schemes affect Canadian Scheme Shareholders

Allied Gold Mining PLC Shares to be issued to existing Allied Gold Shareholders pursuant to the Share Scheme will be issued in reliance on the prospectus exemptions found in section 2.11 of National Instrument 45-106—*Prospectus and Registration Exemptions* and, subject to certain conditions set out in section 2.6 of National Instrument 45-102—*Resale Restrictions*, will not be subject to any resale restrictions. Allied Gold Shareholders are advised to consult their financial advisors with respect to the tradability of Allied Gold Mining PLC Shares that they will receive on the completion of the Share Scheme.

After completion of the Schemes, it is expected that Allied Gold Mining PLC will, like Allied Gold, be a reporting issuer in each of the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. It is expected that Allied Gold Mining PLC will be a "designated foreign issuer" within the meaning of National Instrument 71-102—*Continuous Disclosure and Other Exemptions Relating to Foreign Issuers* of the Canadian Securities Administrators. If Allied Gold Mining PLC is a designated foreign issuer, it will rely on that instrument to be exempt from most of the continuous disclosure requirements of Canadian securities legislation, as well as certain other requirements, including insider reporting and early warning reporting, provided Allied Gold Mining PLC complies with the continuous disclosure requirements of the United Kingdom.

Pursuant to section 2.9 of National Instrument 45-102, Allied Gold Mining PLC will be deemed to have been a reporting issuer from the time that Allied Gold was a reporting issuer. Upon completion of the Schemes Allied Gold will make an application to cease to be a reporting issuer.

If Allied Gold Mining PLC is accepted for listing on the TSX it will be required to comply with certain TSX disclosure requirements.

15.12 How will the Scheme affect US Scheme Shareholders?

Allied Gold Mining PLC Shares to be issued under the Scheme have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act") or applicable state securities laws and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court. Accordingly, this document has been prepared in accordance with the applicable disclosure requirements in Australia. Residents of the United States should be aware that such requirements are different from those of the United States applicable to prospectuses under the US Securities Act.

Section 3(a)(10) of the US Securities Act exempts from registration the distribution of a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing on the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorised by law to grant such approval. Accordingly, the Scheme Order will, if granted, constitute a basis for the exemption from the registration requirements of the US Securities Act with respect to the distribution of Allied Gold Mining PLC Shares.

United States Resale of Allied Gold Mining PLC Shares

Allied Gold Mining PLC Shares to be issued under the Scheme to Scheme Shareholders in the United States will be freely transferable under US federal securities laws, except by persons who are deemed to be "affiliates", as such term is defined under Rule 144 of the US Securities Act, of Allied Gold or who are affiliates of Allied Gold after implementation of the Scheme.

Allied Gold Mining PLC Shares received under the Scheme by a person who may be deemed to be an "affiliate" of Allied Gold Mining PLC under Rule 144 under the US Securities Act, including, without limitation, directors and certain executive officers, may not be resold within the United States or to a US Person except in accordance with the provisions of Rule 144 under the US Securities Act, outside of the United States in reliance upon Regulation S under the US Securities Act, or as otherwise permitted by the US Securities Act. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer, as well as principal shareholders of the issuer.

(1) Affiliates—Rule 144

In general, under Rule 144, persons who are affiliates of Allied Gold after the Schemes will be entitled to sell in the United States, during any three-month period, a portion of Allied Gold Mining PLC Shares that they receive in connection with the Schemes provided that the number of such shares sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a US securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of adequate current public information about Allied Gold. Persons who are affiliates of Allied Gold after the Schemes will continue to be subject to the sale restrictions described in this paragraph for so long as they continue to be affiliates of Allied Gold.

(2) Affiliates—Regulation S

In general, under Regulation S, persons who are affiliates of Allied Gold solely by virtue of their status as an officer or director of Allied Gold, may sell their Allied Gold Mining PLC Shares outside the United States in an "offshore transaction" if neither the seller nor any person acting on its behalf engages in "directed selling efforts" in the United States. In the case of a sale of Allied Gold Mining PLC Shares by an officer or director who is an affiliate of Allied Gold solely by virtue of holding such position, there would be an additional requirement that no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker's commission. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the sale transaction. Certain additional restrictions are applicable to a holder of Allied Gold Mining PLC Shares who is an affiliate of Allied Gold Mining PLC after the Schemes other than solely by virtue of his or her status as an officer or director of Allied Gold Mining PLC.

Persons who may be an affiliate of Allied Gold, or may become an affiliate of Allied Gold Mining PLC, should consult their own counsel to ensure that any resale transaction they engage in is exempt from the registration requirements of the US Securities Act.

15.13 Material changes in the financial position of Allied Gold

Within the knowledge of the directors of Allied Gold and other than as disclosed in this Scheme Booklet the financial position of Allied Gold has not materially changed since 30 June 2010 being the date of the annual report of Allied Gold sent to Allied Gold Shareholders in accordance with Section 314 of the Corporations Act, other than as disclosed in:

(1) all announcements in relation to activities of the Allied Gold made since that date, namely:

Date	Announcement
25/06/2010	Allied Signs World Bank IFC Loan—Gold Ridge Solomon Islands *Announcement of a US$35 million loan agreement with International Finance Corporation to develop the Gold Ridge mine.*
12/07/2010	Simberi Gold—Update *Announcement of June quarter gold production and cash cost at the Simberi mine.*
13/07/2010	Investor Presentation—July 2010 *Presentation slides on Allied Gold prepared for investors.*

Date	Announcement
13/07/2010	Gold Ridge Redevelopment on Track *Announcement on the status of the Gold Ridge mine redevelopment.*
30/07/2010	Quarterly Activities Report *Quarterly report for period ended 30 June 2010.*
20/08/2010	Gold Ridge, Solomon Islands—Update *Announcement on the status of the Gold Ridge mine redevelopment.*
30/08/2010	Preliminary Final Report and Full Year Statutory Accounts *Appendix 4E: Preliminary Final Account Report to 30 June 2010.*
30/08/2010	Media Release—Financial Results 09/10 *Announcement on profit earnings and financial results for the year ending 30 June 2010 and outlook for 2010 - 2011.*
30/08/2010	Management Discussion and Analysis *Management's Discussion and Analysis of Financial Condition and Results of Operations for the Quarter and Twelve Months Ended June 30, 2010.*
03/09/2010	Response to ASX Query *Statement to ASX in relation to ASX Price Query.*
10/09/2010	Gold Reserves Increased by 155% at Simberi *Announcement on increase in the gold reserves at Simberi by 155% to 2.15 million ounces.*
15/09/2010	Expansion to Increase Gold Production—Simberi PNG *Announcement on incremental increase in gold production to approximately 100,000 ounces per annum by December 2011 quarter at Simberi.*
21/09/2010	Denver Gold Forum Presentation *Presentation slides on Allied Gold prepared for investors.*
23/09/2010	Change of Director's Interest Notice *Appendix 3Y: Change of Director's Interest Notice.*
01/10/2010	Change of Director's Interest Notice *Appendix 3Y: Change of Director's Interest Notice.*
06/10/2010	Allied Delivers on September Qtr *Announcement of September quarter gold production and cash cost at the Simberi mine.*
08/10/2010	Notice of Annual General Meeting *Notice of Annual General Meeting for 10 November 2010 and Management Information Circular.*
08/10/2010	Annual Report to Allied Gold Shareholders *Annual Report for 2010.*
18/10/2010	Exploration Success Continues at Gold Ridge and Simberi *Announcement on exploration highlights at Gold Ridge, Simberi and Tatau Island.*
19/10/2010	Quarterly Activities Report, MD and A and Financial Statements *Presentation on September quarter results.*
10/11/2010	Sulphide PFS—Group Production to Increase to 320K Ounces *Announcement on results of a Sulphide Pre-Feasibility Study at Simberi.*
10/11/2010	AGM Presentation to Allied Gold Shareholders *Annual General Meeting Presentation to Allied Gold Shareholders.*
10/11/2010	Results of Meeting *Confirmation of resolutions passed at the Annual General Meeting.*
24/11/2010	Appendix 3B *Appendix 3B: New share issue announcement.*

Date	Announcement
30/11/2010	Appendix 3B *Appendix 3B: New share issue announcement.*
22/12/2010	Securities Trading Policy *Allied Gold's Securities Trading Policy.*
24/12/2010	Response to ASX Price Query *Statement to ASX in relation to ASX Price Query.*
29/12/2010	Gold Ridge Update: Commissioning to Commence in Feb 2011 *Announcement on the status of the Gold Ridge mine redevelopment and expected production commencement date.*
10/01/2010	Simberi (PNG) Exceeds December Qtr Gold Production *Announcement of December quarter gold production and cash cost at the Simberi mine.*
18/01/2011	Change of Director's Interest Notice × 2 *Appendix 3Y: Change of Director's Interest Notices.*
20/01/2011	Change in substantial holding *Form 604 Notice of Change of Interests of Substantial Shareholder lodged by Baker Steel Capital Managers LLP.*
31/01/2011	Quarterly Activities Report and Presentation *December 2010 Quarterly Activities Report.*
14/02/2011	Half Yearly Report and Accounts *Appendix 4D: Half Year Report 31 December 2010.*
14/02/2011	TSX Management Discussion and Analysis and Quarterly Report *Management's Discussion and Analysis of Financial Condition and Results of Operations for the Quarter Ended December 31, 2010.*
21/02/2011	Change in substantial holding *Form 604 Notice of Change of Interests of Substantial Shareholder lodged by Franklin Resources, Inc. and its Affiliates.*
28/02/2011	North American Investor Presentation *Presentation slides on Allied Gold prepared for investors.*
28/02/2011	Gold Production Imminent: Commissioning Begins at Gold Ridge *Announcement on commissioning of the Gold Ridge mine and expected production commencement date.*
07/03/2011	Simberi Gold Production—March Quarter Guidance *Announcement on lower than expected quarterly gold production at the Simberi mine.*
09/03/2011	First Gold at Gold Ridge *Announcement of the first gold pour at the Gold Ridge mine.*
09/03/2011	Simberi Update—Tank Repairs Near Completion *Announcement on the expected completion of tank repair works at the Simberi mine.*
10/03/2011	Simberi Gold Mine—172% Increase at Botlu Deposit to 429Koz *Announcement on 172% increase in Botlu deposit to 429,000oz at the Simberi mine.*
14/03/2011	Simberi (PNG)—Resource Statement *Announcement providing an updated table of mineral resources for the Simberi mine.*
17/03/2011	Simberi (PNG) Update *Announcement on the completion of repairs to the tailing mix tank at the Simberi mine.*
23/03/2011	Change in substantial holding *Form 604 Notice of Change of Interests of Substantial Shareholder lodged by Baker Steel Capital Managers LLP.*

Date	Announcement
23/03/2011	Gold Ridge Opening Ceremony *Announcement on the official re-opening ceremony for the Gold Ridge mine.*
30/03/2011	Simberi (PNG) Update *Announcement on the anticipated resumption of gold production at the Simberi mine.*
05/04/2011	Trading Halt *ASX Market Release—Trading Halt of Allied Gold Shares.*
06/04/2011	Allied Gold Completes AU$93.8 Million Placement *Announcement of AU$93.8 million share placement to institutional and sophisticated investors.*
07/04/2011	Simberi Gold Production Resumes *Announcement on petition to the PNG National Court of Justice to return the Simberi mine to operation.*
12/04/2011	Appendix 3B *Appendix 3B: New share issue announcement.*
12/04/2011	Section 708A(5) Notice *Notice given under section 708A(5) of the Corporations Act 2001 (Cth) for the issuing of 156,330,985 shares without disclosure to investors under Part 6D.2 of the Corporations Act.*
12/04/2011	Ceasing to be a substantial holder *Form 605 Notice of Ceasing to be a substantial shareholder lodged by Resource Capital Fund III LP.*

all of which appear on Allied Gold's website and which have also been lodged with ASIC in compliance with Allied Gold's obligations under the *Corporations Act*.

15.14 Report of the Independent Expert

Allied Gold has sought advice from the Independent Expert which has prepared the Independent Expert's Report set out in Annexure A of this Scheme Booklet, advising whether the Share Scheme is in the best interests of Scheme Shareholders.

The Independent Expert has formed the view that the Share Scheme is in the best interests of the Scheme Shareholders.

The Independent Expert has given and not withdrawn its written consent to the inclusion in this Scheme Booklet of the Independent Expert's Report in the form and context in which it is included.

15.15 Taxation Report

Allied Gold has sought advice from the Taxation Expert which has prepared the Taxation Report set out in Annexure B of this Scheme Booklet.

The Taxation Expert has given and not withdrawn its written consent to the inclusion in this Scheme Booklet of the Taxation Expert's Report in the form and context in which it is included.

15.16 Relief sought from ASIC and ASX

Allied Gold has sought relief from ASIC which would permit the Option Scheme disclosure to be consistent with that of the Share Scheme even though Allied Gold Optionholders fall within the definition of "creditors", for which different disclosure regulations apply. An ASIC waiver of this nature grants pro forma relief from the requirement for the Scheme Booklet to include certain information in relation to the Share Scheme as set out in paragraphs 8201(a), 8201(b), 8201(c), 8201(d) and 8201(e) of Schedule 8 of the Corporations Regulations. When relief is granted, the explanatory statement is also not required to contain or have annexed to the explanatory statement the reports and copies of documents referred to in paragraphs 8203(a) and 8203(b) of Schedule 8 of the Corporations Regulations. Please refer to Section 15.17 of the Scheme Booklet for additional information.

Allied Gold has also sought relief from the ASX in respect of a number of listing rules, including waivers from ASX Listing Rules, which are inconsistent with the London Stock Exchange listing rules.

15.17 Other information material to the making of a decision in relation to the Share Scheme

Except as set out in this Scheme Booklet, there is no other information material to the making of a decision in relation to the Share Scheme, being information that is within the knowledge of any Director or of any related body corporate of Allied Gold, which has not been previously disclosed to holders of Allied Gold Shares.

15.18 No unacceptable circumstances

The Allied Gold directors believe that the Share Scheme does not involve any circumstances in relation to the affairs of any member of Allied Gold that could reasonably be characterised as constituting "unacceptable circumstances" for the purposes of section 657A of the Corporations Act.

16 TAXATION AND STAMP DUTY

16.1 Taxation Implications

A Taxation Report has been obtained and is set out in Annexure B of this Scheme Booklet. Allied Gold Shareholders are urged to review the Taxation Report carefully and the directors of Allied Gold note that although the Taxation Report raises principal issues related to the Share Scheme, the report is intended as a general summary of the taxation implications of the Share Scheme for the Allied Gold Shareholders.

Allied Gold Shareholders must seek independent advice about the specific effect the Share Scheme will have on their specific circumstances.

Please note, the Taxation Report does not consider US taxation considerations. Allied Gold Shareholders who reside in the United States should refer to the US Tax Disclosure set out in Annexure C of this Scheme Booklet.

16.2 US Taxation Implications

Please refer to Annexure C of the Scheme Booklet which outlines the taxation implications for Allied Gold Shareholders who reside in the United States.

16.3 Canadian Taxation Implications

Any Shares transferred into CDS will be subject to UK stamp duty (or SDRT if there is an agreement but no instrument) payable at 1.5% of the open market value of the Shares as at the date of transfer. Allied Gold Mining PLC will pay any stamp duty or SDRT payable on the conversion of the Allied Gold Shares into Allied Gold Mining PLC Shares for those shareholders that hold their Allied Gold Shares in CDS. Any Scheme Shareholder wishing to transfer their Allied Gold Shares held outside CDS into CDS will be required to meet the UK stamp duty and SDRT payable (at 1.5% of the open market value of the Shares as at the date of transfer) by CDS on the transfer and provide evidence to the UK registrar that such stamp duty or SDRT has been paid in order for the transfer to be registered.

Please refer to the Taxation Report included in Annexure B for additional information relating to the taxation implications for Canadian Shareholders.

16.4 Australian stamp duty

The transfer of Allied Gold Shares to Allied Gold Mining PLC Shares by Australian Shareholders should not attract stamp duty.

Please refer to the Taxation Report in Annexure B of the Scheme Booklet for additional information.

16.5 Australian Goods and Services Tax ("GST")

For Allied Gold Shareholders, no Australian GST will apply to the Share Scheme.

However, we note that Allied Gold will need to review its entitlement to receive any input tax credits or reduced input tax credits for the expenses incurred in relation to the Share Scheme.

Please refer to the Taxation Report in Annexure B of the Scheme Booklet for additional information.

16.6 Stamp Duty and Stamp Duty Reserve Tax

As Allied Gold Mining PLC will be establishing an overseas branch register in Australia, upon which Shares are to be issued and transferred to and held in Australia by CHESS, no stamp duty or stamp duty reserve tax will arise in relation to either the issue of such Shares to CHESS or in relation to subsequent dealings in Shares which are registered at that branch register (the Branch Register Exemption).

By way of explanation of the Branch Register Exemption, there is no stamp duty or stamp duty reserve tax payable because it is understood that CHESS is accepted by the UK Her Majesty's Revenue & Customs (**HMRC**) as having made an election under section 97A of the Finance Act 1986, upon which the 1.5 per cent stamp charge which would otherwise arise on the issue of shares to a clearance service provider (or a nominee thereof) is disapplied. Furthermore, no stamp duty or stamp duty reserve tax charge at the rate of 0.5 per cent arises on transfers of those Shares registered in the overseas branch register by virtue of section 133 Companies Act 2006. This provides that an instrument of transfer of a Share registered in an overseas branch register is regarded as a transfer of property situated outside the

Untied Kingdom and, therefore, unless executed in a part of the United Kingdom, is exempt from stamp duty.

In order for Allied Gold Mining PLC Shares to be traded in uncertificated form on ASX, the shares must be held by a nominee of CHESS. It is expected that the Branch Register Exemption will apply in connection with Allied Gold Mining PLC Shares which are issued to CHESS, to be traded on ASX, provided that Allied Gold Mining PLC establishes an overseas branch register in accordance with section 133 Companies Act 2006. No stamp duty or stamp duty reserve tax should be payable in connection with dealings in such shares.

17 PRINCIPAL DIFFERENCES BETWEEN HOLDING SHARES IN AN AUSTRALIAN COMPANY AND AN ENGLISH COMPANY

Allied Gold Mining PLC is incorporated under the laws of England and Wales, whereas Allied Gold incorporated under the laws of Australia. Allied Gold Shareholders, whose rights are currently governed by the laws of Australia and the constitution of Allied Gold will, upon Implementation of the Share Scheme, become holders of Allied Gold Mining PLC shares and their rights as such will be governed by the laws of England and Wales and the Memorandum and Articles of Association of Allied Gold Mining PLC. The material differences between the rights of holders of Allied Gold Mining PLC Shares and holders of shares in an Australian company, resulting from the differences in their governing documents and governing laws, are summarised below. The summary is a general description of the principal difference between the laws and regulations concerning shares in a company incorporated in England and Wales as opposed to Australia. It is provided as a general guide only and does not purport to be a comprehensive analysis of all the consequences resulting from holding, acquiring or disposing of such shares or interests in such shares. The laws, regulations, policies and procedures described are subject to change from time to time. If you are in any doubt as to your own legal position, you should seek independent advice.

English company shares	Australian company shares
Pre-emption rights	
When making an offer of unissued shares for cash consideration, English law as applicable to Allied Gold Mining PLC requires the offer of such shares to be made first to existing shareholders in proportion to their holdings, unless shareholders resolve to dis-apply those rights. It is common for shareholders to dis-apply these rights in conjunction with giving the directors authority to issue shares. Pre-emption rights do not apply if shares are allotted for non-cash consideration.	While it was listed with ASX the Listing Rules of the ASX permitted the Directors to allot unissued shares without shareholder approval (and without first offering them to existing shareholder) up to a maximum number equivalent to 15% of the issued capital of the company prior to the allotment in any 12 month period.
Auditors	
English law requires shareholders to approve the appointment of a company's auditors each year.	There is no such requirement in Australia, although shareholders are required to approve the appointment of a company's auditors at the first annual general meeting after their appointment by the board.
Purchase of own securities	
If a company wants to buy back its own shares, under English law the proposal must be made out of distributable reserves and must be approved by a resolution of the shareholders. Such resolution must set out the amount of shares that the company can purchase and set guidelines for price.	In Australia, a company has the right to buy back its shares under the Corporations Act. A company may conduct a number of different types of share buy-backs. Depending on the type of share buyback conducted and the number of shares the company proposes to buy back, the proposal may need to be approved by a resolution of the shareholders.

English company shares	Australian company shares
Takeovers	
In the United Kingdom the City Code on Takeovers and Mergers (**Code'**) sets out the provisions if a person (on his own or together with his concert parties) makes an offer to acquire all the issued securities of a public limited company. Its purpose is to ensure commercial fairness for all shareholders of the target company. If an acquisition results in a person holding shares over 30% or more of the voting rights of the company, under the Code or if a person, or those acting in concert with him together are interested in shares carrying not less than 30% and not more than 50% of the voting rights acquires shares which increase such a percentage, the shareholder will, subject to limited exceptions, be require to make a mandatory offer for the company. A person who holds 90% of shares in a company may conduct a compulsory acquisition of all remaining shares under the Companies Act 2006 (UK).	In Australia, the Corporations Act governs a takeover. The Corporations Act contains a general rule that a person must not acquire a **relevant interest** in issued voting shares of a company if, because of the transaction, a person's voting power in the company: • increases from 20% or below to more than 20%; or • increases from a starting point, which is above 20% but less than 90%. Certain exceptions apply, such as acquisitions of relevant interests in voting shares made under takeover bids or made with shareholder approval, or creeping acquisitions of 3% per 6 months. Australian law similarly permits compulsory acquisition by 90% holders.
Substantial Shareholdings	
Under English law a shareholder in a listed company has a substantial and disclosable interest in shares when his shareholding exceeds or falls below 3% of the nominal value of the share capital of the company or any whole percentage figure above 3%. These interests must be disclosed to the relevant company, and must be disclosed to the market in accordance with the Disclosure and Transparency Rules.	Given that Allied Gold is now an unlisted public company, the obligation for Allied Gold Shareholder's to make mandatory disclosure of their percentage shareholding applies only in specified circumstances if a takeover bid is made for Allied Gold. While Allied Gold was listed with ASX more prescriptive notification obligations applied. Under the Corporations Act in Australia, a shareholder who begins to or ceases to have a substantial holding in a listed company, or has a substantial holding in a listed company and there is movement by at least 1% in their holding, must give notice to the company and to the ASX. In Australia, a person has a substantial holding if that person and that person's associates have a relevant interest in 5% of more of voting shares in the company.

18 GENERAL MEETING

18.1 General Meeting

A general meeting of Allied Gold Shareholders has been convened to be held on 6 June 2011 at 9.30am to consider the recent capital raising and the issue of director options to Mr Sean Harvey.

18.2 Resolution 1—Capital raising

(1) Background

Allied Gold successfully completed a book build for a placement of new Allied Gold Shares to institutional and sophisticated investors, raising gross proceeds of AU$93.8 million / £60.1 million (based on an exchange rate at 6 April 2011) (the '**Placement**').

Allied Gold issued 156.3 million shares at an issue price of AU$0.60/£0.385 with admission of the new Allied Gold Shares on AIM on Monday 11 April 2011 and on the ASX on Tuesday 12 April 2011.

(2) Listing Rule disclosure requirements

(a) Resolution 1 seeks Allied Gold Shareholder ratification pursuant to ASX Listing Rule 7.4 for the previous issue of 156.3 million Allied Gold Shares to institutional and sophisticated investors.

(b) Under ASX Listing Rule 7.1, Allied Gold may issue up to 15% of its ordinary share capital in any 12 month rolling period without Allied Gold Shareholder approval.

(c) ASX Listing Rule 7.4 sets out an exception to ASX Listing Rule 7.1. It provides that where a company in general meeting ratifies the previous issue of securities made pursuant to ASX Listing Rule 7.1 (and provided that the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been made with Allied Gold Shareholder approval for the purpose of ASX Listing Rule 7.1.

(d) By ratifying this issue, Allied Gold will retain the flexibility to issue equity securities in the future up to the 15% annual placement capacity set out in ASX Listing Rule 7.1 without the requirement to obtain prior Allied Gold Shareholder approval.

(e) In compliance with the information requirements of ASX Listing Rule 7.5, Allied Gold Shareholders are advised of the following particulars in relation to the allotment and issue of the Placement shares:

(i) the total number of securities allotted was 156.3 million Allied Gold Shares;

(ii) the Placement shares were issued at a price of AU$0.60/£0.385 per Allied Gold Share;

(iii) the Placement shares issued were all fully paid ordinary shares in the capital of Allied Gold and rank equally with Allied Gold's current issued Shares;

(iv) the Placement shares were allotted and issued to institutional and sophisticated investors and these persons were not related parties of Allied Gold; and

(v) Allied Gold intends to use the funds raised from the Placement towards:

(A) funding the balance of the expansion of the Simberi gold mine in PNG from 2.4Mtpa to 3.5Mtpa to lift gold production from 70,000 ozpa to 100,000 ozpa;

(B) at Simberi, replacing diesel fuel general with heavy fuel oil at a cost of approximately AU$15 million to reduce Simberi's generating costs by approximately 25% once installed;

(C) retiring approximately AU$50 million of existing debt facilities, thus strengthening Allied Gold's balance sheet; and

(D) providing working capital for exploration and other corporate purposes.

(f) The directors of Allied Gold unanimously recommend that Allied Gold Shareholders vote in favour of Resolution 1.

18.3 Resolution 2—Issue of director options

(1) Background

Sean Harvey is a non executive director of Allied Gold. The board of Allied Gold has resolved to put to Allied Gold Shareholder approval the issue of 1,500,000 unlisted options (**Director Options**) to Sean Harvey on the terms and conditions set out below. The director options are exercisable at AU$0.50 each on or before 31 December 2011.

ASX Listing Rule 10.11 requires Allied Gold Shareholder approval to be obtained where an entity issues, or agrees to issue, securities to a related party, or a person whose relationship with the entity or related party is, in ASX's opinion, such that approval should be obtained, unless an exception in ASX Listing Rule 10.12 applies.

The grant of Director Options to Sean Harvey requires Allied Gold to obtain Allied Gold Shareholder approval pursuant to ASX Listing Rule 10.11 as Sean Harvey is a related party of Allied Gold by virtue of him being appointed as a director of Allied Gold.

(2) It is the view of the directors of Allied Gold that the exceptions set out in sections 210 to 216 of the Corporations Act and ASX Listing Rule 10.12 do not apply in the current circumstances. Accordingly, Allied Gold Shareholder approval is sought for the grant of the Director Options to Sean Harvey.

Pursuant to and in accordance with the requirements of Sections 217 to 227 of the Corporations Act and ASX Listing Rule 10.13, the following information is to be provided in relation to the proposed grant of Director Options:

(a) the related party is Mr Sean Harvey and he is a related party by virtue of being a director of Allied Gold;

(b) the maximum number of Director Options (being the nature of the financial benefit being provided) to be granted to the Related Party is 1,500,000 Director Options.

(c) the Director Options will be granted to the Related Party no later than 1 month after the date of the Annual General Meeting (or such later date as permitted by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated the Director Options will be issued on one date;

(d) the Director Options will be granted for nil cash consideration, accordingly no funds will be raised;

(e) the terms and conditions of the Director Options are set out in Annexure J of this Scheme Booklet;

(f) the value of the Director Options and the pricing methodology is set out in Schedule 2;

(g) the relevant interests of the Related Party in securities of the Company are set out below:

Related Party	Shares	Options
Sean Harvey	200,000	Nil

(h) the remuneration and emoluments from the Company to the Related Party for both the current financial year and previous financial year are set out below:

Related Party	Current Financial Year	Previous Financial Year
Sean Harvey	$75,000.00	$28,333.00

(i) if the Director Options granted to the Related Party is exercised, a total of 1,500,000 Shares would be allotted and issued. This will increase the number of Allied Gold Shares on issue from 1,198,537,554 to 1,200,037,554 (assuming that no other Options are exercised and no other Allied Gold Shares issued) with the effect that the shareholding of existing Allied Gold Shareholders would be diluted by an aggregate of 0.1%.

The market price for Allied Gold Shares during the term of the Director Options would normally determine whether or not the Director Options are exercised. If, at any time, any of the Director Options are exercised and the Allied Gold Shares are trading on ASX at a price that is higher than the exercise price of the Director Options, there may be a perceived cost to Allied Gold.

As at the date of this Notice of Annual General Meeting, the Allied Gold Share price is trading on ASX above the exercise price of the Director Options. The board of Allied Gold resolved to issue the Director Options to Sean Harvey, subject to Shareholder approval, on the same terms and conditions as to previous non-executive directors of Allied Gold to bring his emoluments in line with the other non-executive Directors;

(j) the primary purpose of the grant of Director Options to the Related Party is to provide cost effective consideration to the Related Party for their ongoing commitment and contribution to Allied Gold in their respective roles as directors of Allied Gold.

The Board does not consider that there are any significant opportunity costs to Allied Gold or benefits foregone by Allied Gold in issuing the Director Options upon the terms proposed;

(k) the board of Allied Gold acknowledges the grant of Director Options to Sean Harvey is contrary to Recommendation 8.2 of the ASX Corporate Governance Principles and Recommendations. However, the board of Allied Gold considers the grant of Director Options to Sean Harvey reasonable in the circumstances, given the necessity to attract the highest calibre of professionals to Allied Gold, whilst maintaining Allied Gold's cash reserves. In addition, it brings Sean Harvey's emoluments in line with the other non-executive Directors;

(l) Sean Harvey declines to make a recommendation to Allied Gold Shareholders in relation to Resolution 2 due to his material personal interest in the outcome of the Resolution. The other Directors, who do not have a material interest in the outcome of Resolution 2, recommend that Allied Gold Shareholders vote in favour of Resolution 2. The board of Allied Gold (other than Sean Harvey) is not aware of any other information that would be reasonably required by Allied Gold Shareholders to allow them to make a decision whether it is in the best interests of Allied Gold to pass Resolution 2.

Approval pursuant to ASX Listing Rule 7.1 is not required in order to issue the Director Options to the Related Party as approval is being obtained under ASX Listing Rule 10.11. Accordingly, the issue of Director Options to the Related Parties will not be included in the 15% calculation of the Company's annual placement capacity pursuant to ASX Listing Rule 7.1.

19 CONSENTS TO BE NAMED

The following persons or firms have consented to being named in this Scheme Booklet in the manner detailed below and have not withdrawn their consent as at the date of this Scheme Booklet:

(1) Norton Rose Australia has given its consent (which has not been withdrawn as at the date of this Scheme Booklet) to the issue of this Scheme Booklet with the inclusions to references to Norton Rose Australia included in this Scheme Booklet, in the form and context in which these are included.

(2) Norton Rose LLP has given its consent (which has not been withdrawn as at the date of this Scheme Booklet) to the issue of this Scheme Booklet with the inclusions to references to Norton Rose LLP included in this Scheme Booklet, in the form and context in which these are included.

(3) RBC Capital Markets has given its consent (which has not been withdrawn as at the date of this Scheme Booklet) to the issue of this Scheme Booklet with the inclusions to references to RBC Capital Markets included in this Scheme Booklet, in the form and context in which these are included.

(4) Computershare Investor Services Pty Limited has given and, as at the date hereof, has not withdrawn, its written consent to be named as Share Registrar in the form and context in which it is named.

Computershare Investor Services Pty Limited has had no involvement in the preparation of any part of the Scheme Booklet other than being named as Share Registrar to the Company. Computershare Investor Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and take no responsibility for, any part of the Scheme Booklet.

(5) EY has given its consent (which has not been withdrawn as at the date of this Scheme Booklet) to the issue of this Scheme Booklet with the inclusions to references to EY included in this Scheme Booklet, in the form and context in which these are included.

(6) PwC has given its consent (which has not been withdrawn as at the date of this Scheme Booklet) to the issue of this Scheme Booklet with the inclusions to references to PwC included in this Scheme Booklet, in the form and context in which these are included.

20 OTHER MATTERS

Auditors

The auditors of Allied Gold are BDO Audit (WA) Pty Ltd.

Additional Information

Additional information relating to Allied Gold can be found on SEDAR at www.sedar.com and at www.asx.com.au. Financial information is provided in Allied Gold's audited consolidated financial statements as at and for the financial year ended 30 June 2010 and management's discussion and analysis of such financial results, which can be found in Allied Gold's annual report to Allied Gold Shareholders and which has also been filed on SEDAR and on the ASX website. Copies of these documents, as well as this Circular are available on SEDAR and on the ASX website and will be available upon request from Allied Gold's Secretary. Allied Gold Shareholders are requested to contact Peter Torre, Company Secretary, Unit B9, 431 Roberts Road, Subiaco Western Australia 6153, Australia or telephone (+ 61 8) 9287 4604 if they have any queries in respect of the matters set out in these documents.

21 GLOSSARY OF DEFINED TERMS

AIFRS means Australian International Financial Reporting Standards.

AIM means the AIM, a market operated by the London Stock Exchange.

AIM Rules means the rules published by the London Stock Exchange from time to time governing the admission to and operation of AIM.

Allied Gold means Allied Gold Limited ACN 104 855 067.

Allied Gold Certificated Share means an Allied Gold Share the holder of which holds a share certificate stating its holding.

Allied Gold Group means Allied Gold and all of its subsidiaries described in Section 13.2 of this Scheme Booklet.

Allied Gold Mining PLC means Allied Gold Mining PLC a company incorporated in England and Wales, having registered company number 7553802.

Allied Gold Mining PLC CDI means a CDI in Allied Gold Mining PLC.

Allied Gold Mining PLC Certificated Share means an Allied Gold Mining PLC Share the holder of which will receive a share certificate stating its holding.

Allied Gold Mining PLC Option means a right granted to a participant to subscribe for or acquire an Allied Gold Mining PLC Share subject to the terms and conditions on which the right is granted.

Allied Gold Mining PLC Share means a fully paid ordinary share in the capital of Allied Gold Mining PLC.

Allied Gold Option means a right granted to a participant to subscribe for or acquire an Allied Gold Share subject to the terms and conditions on which the right is granted.

Allied Gold Optionholder means each person who is registered in the Register from time to time as the holder of an Allied Gold Option.

Allied Gold Share means a fully paid ordinary share in the capital of Allied Gold.

Allied Gold Shareholder means a person who is registered in the Register from time to time as the holder of an Allied Gold Share.

Applicable Laws means any one or more of all, as the context requires, of:

(1) the Corporations Act (including the Corporations Regulations);

(2) the Listing Rules; and

(3) any practice note, policy statement, class order, declaration, guideline, policy or procedure pursuant to the provisions of which ASIC is authorised or entitled to regulate, implement or enforce, either directly or indirectly, the provisions of any of the foregoing statutes, regulations, rules, deeds or agreements or any conduct or proposed conduct or any person pursuant to any of those statutes, regulations, rules, deeds or agreements, including RG 60 and RG 142.

ASG means Australian Solomons Gold Limited.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited ABN 98 008 624 691 or the market operated by it, as the context requires.

ASX Settlement Operating Rules means the operating rules of ASX Settlement Pty Ltd.

Australian Listing Rules means ASX Listing Rules.

Authority means:

(1) any government or governmental, semi-governmental or local authority and any department, office, minister, commission, board or delegate or agency of any such government or authority;

(2) any judicial or administrative entity or authority; and

(3) any other authority, commission, board agency or other entity established or having power under statute or the listing rules of any recognised exchange.

BFS means bankable feasibility study.

Business Day means a day that is not a Saturday, Sunday nor any other day which is a public holiday in Queensland or England.

Canadian Beneficial Holder means a shareholder who holds its Allied Gold shares through a Canadian securities broker or dealer, bank or trust company or other custodian, as applicable.

CDI or CDIs stands for CHESS Depositary Interests and means a unit of beneficial ownership in Allied Gold Mining PLC Shares, registered in the name of CDN.

CDN means the depositary nominee appointed to hold Allied Gold Mining PLC CDIs, being CHESS Depositary Nominee.

CDS means CDS Clearing and Depositary Services Inc.

Chairman means Mark Caruso.

CHESS stands for Clearing House Electronic Subregister System.

Close of Register means 7.00pm Sydney time on the Scheme Record Date.

Close of Trading means:

(1) in relation to the ASX, the close of trading on the ASX on the Effective Date;

(2) in relation to the AIM, the date and time in the table of Key Dates corresponding with the "Cancellation of Trading of Allied Gold Limited Shares on AIM"; and

(3) in relation to the TSX, the date and time in the table of Key Dates corresponding with the "Delisting of Allied Gold Limited Shares from TSX".

Combined Code means the revised combined code on the Principles of Corporate Governance and Best Practice published by the Financial Reporting Council in July 2003.

Companion Policy 43-101CP means Companion Policy 43-101 to National Instrument 43-101 Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators, as amended from time to time.

Conditions means all the conditions to be satisfied before the Share Scheme becomes effective, set out in clause 3.1 of the Implementation Agreement.

Corporations Act means *Corporations Act 2001* (Cth).

Corporations Regulations means the *Corporations Regulations 2001* (Cth).

Court means a court of competent jurisdiction under the Corporations Act, as Allied Gold Mining PLC and Allied Gold Limited agree in writing (and includes any court of appeal from them).

CREST means the relevant system (as defined in the Regulations) for the paperless settlement of trades and the holding of uncertificated shares, operated by Euroclear UK & Ireland Limited in the United Kingdom.

Custodian means the custodian appointed to hold Allied Gold Shares deposited pursuant to the DI Deed, being Computershare Clearing Pty Ltd.

Deed Poll means the Shareholder Deed Poll and the Optionholder Deed Poll.

Depositary means Computershare Investor Services PLC.

Depositary Interests or DIs means a security:

(a) issued under the DI Deed and the rules of CREST;

(b) created under English law and as such capable of settlement on AIM utilising the CREST system;

(c) held in uncertificated form;

(d) title to which is established by entry in the Depositary Interest Register;

(e) evidencing the holder's underlying interest in one Allied Gold Share, which is registered on the Register in the name of the Depositary or Custodian and held by the Depositary (itself or

through the Custodian) as bare trustee for the holder of the Depositary Interest, on the terms set out in the DI Deed; or

(f) entitling the holder to the benefit of all the rights and entitlements received.

Depositary Interest Register means the register of holders of Depositary Interests.

DI Cancellation Date means the date on which the DIs are withdrawn from CREST under the DI Deed which will occur prior to Close of Registers on the Scheme Record Date.

DI Deed means the deed titled 'Deed in respect of Allied Gold Limited Depositary Interests', dated 27 February 2006, executed and issued by the Depositary.

DI Holder means the holder of a Depositary Interest issued with respect to an Allied Gold Share.

Effective means the coming into effect, under section 411(10) of the Corporations Act, of the Scheme Order, but in any event at no time before an office copy of the Scheme Order is lodged with ASIC.

Effective Date means the date on which the Share Scheme becomes Effective.

Eligible (CDI) Scheme Member means an Eligible Scheme Shareholder who is recorded on the Australian Register as at the Scheme Record Date.

Eligible Scheme Shareholder means a Scheme Shareholder (other than an Ineligible Foreign Shareholder) who is registered on a Register outside of Australia as at the Scheme Record Date.

End Date means 29 June 2011 or such other date as Allied Gold and Allied Gold Mining PLC agree in writing.

Explanatory Statement means the explanatory statement which describes the proposed Option Scheme.

EY means Ernst & Young Transaction Advisory Services Limited.

Form 43-101F1 means Form 43-101F1 *Technical Report* adopted by the Canadian Securities Administrators, as amended from time to time.

FSA means the Financial Services Authority of the United Kingdom.

GBP means pound sterling, the currency of the United Kingdom.

General Meeting means the general meeting of the Scheme Shareholders to be held at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia at 9.30am on 6 June 2011 to consider, and if thought appropriate, approve the matters set out in the Notice of General Meeting.

Gold Ridge means the gold project on Guadalcanal Island in the Solomon Islands owned by Allied Gold Group.

Implementation means the various steps required to implement the Share Scheme on the Implementation Date.

Implementation Date means two Business Days (or as otherwise agreed between Allied Gold Limited and Allied Gold Mining PLC in writing) following the Scheme Record Date.

Implementation Agreement means the agreement titled "Implementation Agreement" to be entered into between Allied Gold and Allied Gold Mining PLC regarding the implementation of the Schemes, a copy of which is set out in Annexure G of this Scheme Booklet.

Independent Expert means EY.

Independent Expert Report means the report from the Independent Expert stating whether or not, in the Independent Expert's opinion, the Option Scheme is in the best interests of Allied Gold Optionholders and the Share Scheme is in the best interest of Allied Gold Shareholders and setting out the reasons for that opinion, set out in Annexure A of the Scheme Booklet.

Ineligible Foreign Shareholders means an Allied Gold Shareholder who is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of Australia, the United Kingdom, (including the Isle of Man and Channel Islands), New Zealand, Canada, PNG or the United States and their respective external territories, or whose address is shown in the Register is a place outside Australia, the United Kingdom, (including the Isle of Man and Channel Islands), New Zealand, Canada, PNG or the United

States and their respective external territories or who is acting on behalf of such a person unless Allied Gold Mining PLC determines that:

(1) it is lawful and not unduly onerous and not unduly impracticable to issue that Allied Gold Shareholder with Allied Gold Mining PLC Shares on Implementation; and

(2) it is lawful for that Allied Gold Shareholder to participate in the Schemes by the law of the relevant place outside Australia, the United Kingdom, (including the Isle of Man and Channel Islands), Canada, the United States and or PNG and their respective external territories.

JORC Code means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Listing Rules means the Australian Securities Exchange Listing Rules.

London Stock Exchange means London Stock Exchange plc.

Main Market means the market operated by the London Stock Exchange.

Meeting Record Date means the time for determining eligibility to vote at the Share Scheme Meeting, being at 10.30am on 4 June 2011 as set out in the Key Dates.

Nominee means RBC Capital Markets acting as broker as directed by Allied Gold Mining PLC, for the sale of the Allied Gold Mining PLC Shares that would otherwise have been issued to an Ineligible Foreign Shareholder.

NI 43-101 means National Instrument 43-101 *Standards of Disclosure for Mineral Projects* adopted by the Canadian Securities Administrators, as amended from time to time.

Non-Objecting Beneficial Shareholders means those Canadian Beneficial Holders who have not objected to their intermediary disclosing certain ownership information about themselves to Allied Gold.

Nord Pacific means Nord Pacific Ltd, a subsidiary of the Allied Gold Group.

Option Scheme means the scheme of arrangement between Allied Gold and Allied Gold Optionholders, a copy of which in contained at Annexure D of the Explanatory Statement.

Option Scheme Meeting means the meeting of Allied Gold Optionholders ordered by the Court to be convened pursuant to Section 411(1) of the Corporations Act, to consider the Option Scheme, and to vote in regard to the Option Scheme. The Notice of Option Scheme Meeting appears in Annexure H of the Scheme Booklet and Annexure F of the Explanatory Statement.

Option Scheme Resolution means the resolution to approve the Option Scheme to be considered by the Allied Gold Optionholders at the Option Scheme Meeting.

Optionholder Deed Poll means the deed poll to be executed by Allied Gold Mining PLC in favour of each Scheme Optionholder under which Allied Gold Mining PLC covenants in favour of each Scheme Optionholder to perform its obligations under the Implementation Agreement and the Option Scheme.

PFS means prefeasibility study.

PNG means Papua New Guinea.

PwC means PricewaterhouseCoopers ABN 52 780 433 757.

Register means the register of Allied Gold Shareholders and Allied Gold Optionholders, including the Australian, Canadian and United Kingdom's Depositary Interest Register and **Registry** has a corresponding meaning.

Registrar means Computershare Investor Services Pty Limited as the Australian Registry Computershare Investor Services Inc, as the Canadian Registry and Computershare Investor Services PLC as the UK Registry.

Regulations means the Uncertificated Securities Regulations 2001 (S1/3755).

Relevant Time means 2.00pm on the day which is 1 Business Day before the application is heard by the Court for an order that the Share Scheme Meeting be convened.

Requisite Majority of Allied Gold Optionholders means in relation to a resolution to put to an Option Scheme Meeting, a resolution passed by:

(1) a majority in number (more than 50%) of Allied Gold Optionholders present and voting at the Option Scheme Meeting (either in person or by proxy, attorney or in the case of a corporation its duly appointed corporate representative); and

(2) Allied Gold Optionholders who together hold at least 75% of the total amount of debts and claims of the Allied Gold Optionholders present and voting at the Option Scheme Meeting (in person or by proxy, attorney or duly appointed corporate representative).

Requisite Majority of Allied Gold Shareholders means in relation to a resolution to be put to a Share Scheme Meeting, a resolution passed by:

(1) a majority in number (more than 50%) of Allied Gold Shareholders present and voting at the Share Scheme Meeting (either in person or by proxy, attorney or in the case of a corporation its duly appointed corporate representative); and

(2) Allied Gold Shareholders who together hold at least 75% of the votes cast on the resolution at the Share Scheme Meeting.

Restructure means the establishment of Allied Gold Mining PLC as the holding company of Allied Gold, to be implemented through the Share Scheme and the Option Scheme.

Schemes means the Share Scheme and the Option Scheme.

Scheme Booklet means this booklet which describes the Share Scheme and the Option Scheme.

Scheme Consideration means Allied Gold Mining PLC Shares to be issued to the Scheme Members as consideration for the implementation of the Share Scheme, which will consist of the issue of one Allied Gold Mining PLC Share or CDI, credited as fully paid, in respect of every six Allied Gold Shares registered in the name of the Scheme Member in the Register as at the Scheme Record Date.

Scheme Meetings means each of the meetings to be convened by the Court pursuant to the Share Scheme or Option Scheme (or at any adjournment or postponement of that at which the Share Scheme or Option Scheme is being voted on) and any other meetings of the members of Allied Gold necessary to implement the transactions contemplated by this Agreement.

Scheme Order means the order of the Court approving the Share Scheme (with or without modification or subject to conditions) pursuant to Section 411(4)(b) of the Corporations Act.

Scheme Optionholder means each Allied Gold Optionholder registered in the Register as at the Scheme Record Date.

Scheme Record Date means the date for determining participation in the Share Scheme and the Option Scheme being 5.00 p.m. on the date four Business Days following the Effective Date or such other date (after the Effective Date) as Allied Gold Limited and Allied Gold Mining PLC agree in writing.

Scheme Shareholder means a person who is entered on the Register as a holder of Allied Gold Shares at the Close of Registers on the Scheme Record Date, after the registration of all transfer and transmission applications as provided for in the Share Scheme.

Second Court Hearing means the hearing (including any adjournment of, or appeal from, that hearing) at which the Court is convened to hear the application for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme.

SDRT means stamp duty reserve tax.

Section means a section of this Scheme Booklet.

Simberi means the Simberi gold project owner by Allied Gold Group.

Share Scheme means the Share Scheme pursuant to Part 5.1 of the Corporations Act between Allied Gold and Allied Gold Shareholders the terms of which are set out in Annexure D of this Scheme Booklet, and are subject to any alteration or condition made or required by the Court pursuant to Section 411(6) of the Corporations Act with the agreement of Allied Gold Mining PLC and Allied Gold Limited (acting reasonably).

Share Scheme Meeting means the meeting of Allied Gold Shareholders ordered by the Court to be convened pursuant to Section 411(1) of the Corporations Act, to consider the Share Scheme, and to vote in regard to the Share Scheme. The Notice of Share Scheme Meeting appears in Annexure F.

Share Scheme Resolution means the resolution to approve the Share Scheme to be considered by the Allied Gold Shareholders at the Share Scheme Meeting.

Shareholder Deed Poll means the deed poll to be executed by Allied Gold Mining PLC in favour of each Scheme Shareholder under which Allied Gold Mining PLC covenants in favour of each Scheme Shareholder to perform its obligations under the Implementation Agreement and the Share Scheme.

Sponsor means Royal Bank of Canada Europe Limited (under its trading name RBC Capital Markets) solely in its capacity as sponsor in connection with Allied Gold Mining PLC's proposed admission of its ordinary shares to the premium segment of the official list maintained by the Financial Services Authority of the United Kingdom and to trading on the premium segment of the Main Market of the London Stock Exchange plc.

Subscriber Share means the one ordinary share of £1.00 in the capital of Allied Gold Mining PLC to effect incorporation of Allied Gold Mining PLC.

Tax Expert means PwC.

Taxation Report means the tax report prepared by PwC in Annexure B to this Scheme Booklet.

Treasurer means the Treasurer of the Commonwealth of Australia.

TSX mean the Toronto Stock Exchange.

UK means the United Kingdom.

UK FTSE Indices means the Financial Times Stock Exchange indices for certain eligible UK companies.

United Kingdom means the United Kingdom of Great Britain and Northern Ireland.

UK Listing Authority means FSA acting as the competent authority under Part VI of Financial Services and Markets Act 2000 (UK).

UK Listing Rules means the listing rules published by the UK Listing Authority relating to admission to the Official List (as these rules may be amended from time to time).

United States means the United States of America.

US means United States of America.

US Tax Expert means Cooley LLP.

US Taxation Disclosure means the disclosure prepared by the US Tax Expert which addresses US Tax considerations.

Voting Instruction Form means the form provided to each Non-Objecting Beneficial Shareholder by the Registrar.

£ or sterling means GBP.

$ means Australian dollars.

Independent Expert's Report and Financial Service Guide

Allied Gold Limited

Proposed Restructure

28 April 2011

ERNST & YOUNG

ERNST & YOUNG

Ernst & Young Transaction Advisory Services Limited
Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000 Australia
GPO Box M939 Perth WA 6843

Tel: +618 9429 2222
Fax: +618 9429 2192
www.ey.com/au

PART 1—INDEPENDENT EXPERT'S REPORT

The Directors
Allied Gold Limited
Unit B9, 431 Roberts Rd
Subiaco WA 6008

28 April 2011

Dear Sirs

Proposed Restructure

Allied Gold Limited ("Allied Gold" or the "Company"), an Australian incorporated company, intends to transfer its incorporation from Australia to the United Kingdom ("UK") via a scheme of arrangement under which Allied Gold Mining PLC, a new company incorporated in England and Wales, will become the holding company of Allied Gold and its controlled entities (the "Share Scheme").

If the Share Scheme is approved by Allied Gold shareholders, Allied Gold Mining PLC intends to acquire all of the Allied Gold shares on issue, and as consideration, will issue one (1) share in Allied Gold Mining PLC for each six (6) shares held in Allied Gold.

Under a separate scheme of arrangement (the "Option Scheme"), Allied Gold Mining PLC is to acquire all of the Allied Gold options on issue, and as consideration, will issue one (1) option in Allied Gold Mining PLC for each six (6) options held in Allied Gold. The terms of the options issued by Allied Gold Mining PLC will effectively be the same as the Allied Gold options, adjusted for the consolidation of the number of options being offered. The terms of the options will also be adjusted so that the exercise price and share price based vesting conditions are reflected in Great Britain pound (£) sterling rather than Australian dollars (A$).

The Share Scheme and the Option Scheme (collectively referred to as the "Schemes") are conditional upon each other, in that if one or the other is not approved then neither will proceed.

Accordingly, if the Schemes are implemented, the shareholders and optionholders of Allied Gold will effectively become the shareholders and optionholders of Allied Gold Mining PLC and Allied Gold and its controlled entities will become wholly owned subsidiaries of Allied Gold Mining PLC. Allied Gold shareholders will effectively hold the same percentage interest in Allied Gold Mining PLC as they did in Allied Gold and Allied Gold optionholders will have the same relative interest in Allied Gold Mining PLC on a fully diluted basis.

The Share Scheme and the Option Scheme are to be implemented under Section 411 of the Corporations Act 2001 (the "Corporations Act"). Allied Gold shareholders and optionholders are to consider resolutions seeking the approval of the Schemes at separate general meetings that are to be held on or about 6 June 2011 (the "Meetings").

Ernst & Young Transaction Advisory Services Limited, ABN 87 003 599 844
Australian Financial Services Licence No. 240585

Under clause 8303 of Schedule 8 of the Corporations Regulations 2001 (the "Corporations Regulations"), if the parties subject to the scheme have a common director then the documents sent to shareholders must be accompanied by a report prepared by an independent expert in which that person provides an opinion as to whether or not the Scheme is in the best interests of shareholders and setting out the reasons for that opinion.

With Allied Gold and Allied Gold Mining PLC having the same Directors, Allied Gold has engaged Ernst & Young Transaction Advisory Services Limited ("Ernst & Young Transaction Advisory Services") as independent expert to prepare an independent expert's report, the purpose of which is to provide separate opinions as to whether or not the Share Scheme and the Option Scheme are in the best interests of Allied Gold shareholders and Allied Gold optionholders, and to set out the reasons for that opinion. Our report is being included in the Notice of Meetings and Share Scheme Booklet and Option Scheme Explanatory Statement being sent to Allied Gold shareholders and optionholders in respect to the Meetings.

Neither the Corporations Act nor the Corporations Regulations define the term 'in the best interests of'. In stating this, Australian Securities and Investment Commission ("ASIC") has issued Regulatory Guide 111: *Content of expert reports* ("RG 111") which provides some direction as to what matters an independent expert should consider when determining whether or not a particular transaction is in the best interests of shareholders.

In the circumstance where the substance of a particular transaction does not involve a change in the underlying economic interests of shareholders, a change of control in the company or the selective treatment of different shareholders, RG 111 suggests that the independent expert should consider the advantages and disadvantages of the transaction. If after consideration of the likely advantages and disadvantages, in the independent expert's opinion the advantages outweigh the disadvantages then RG 111 advocates that the expert should conclude that the transaction is in the best interests of shareholders.

Given the effect of the Share Scheme is to interpose Allied Gold Mining PLC as the new holding company, the Share Scheme does not involve a change in the underlying economic interests of Allied Gold shareholders, a change of control of Allied Gold or the selective treatment of different Allied Gold shareholders. On this basis, in considering whether or not the Share Scheme is in the best interests of Allied Gold shareholders we have considered the advantages of the Share Scheme together with the disadvantages of the Share Scheme.

Similarly, in considering whether or not the Option Scheme is in the best interests of Allied Gold optionholders we have considered the advantages of the Option Scheme together with the disadvantages of the Option Scheme.

We recommend that Allied Gold shareholders and optionholders read the Share Scheme Booklet and the Option Scheme Explanatory Statement to obtain a full understanding of the Schemes.

Summary of Opinion

In forming its opinion as to whether or not the Share Scheme and Option Scheme is in the best interests of Allied Gold shareholders, Ernst & Young Transaction Advisory Services has considered the following matters:

Advantages

- **A UK holding company better reflects the geographic spread of investors in Allied Gold:** Over time the domicile mix of Allied Gold shareholders has changed, in that from 28 September 2006 to 24 March 2011, the shareholding of those investors domiciled in Australia have decreased from 22% to 8%. Furthermore, the number of shares owned by investors domiciled in the UK has increased from 27% to 49% and those owned by Canadian and United States of America ("USA") domiciled investors have increased from 20% to 33%. This confirms that an Australian incorporation for the Company is becoming less significant.
- **Increased liquidity:** With greater than 50% of the shares issued in Allied Gold being held by shareholders domiciled in UK and Europe, the relevance of Australia to the ongoing profile of the Company is becoming less significant. The rationale of transferring the incorporation to the UK and listing Allied Gold Mining PLC on the main market of the London Stock Exchange ("LSE"), being the

market where the majority of shareholders are closest to, as a means of increasing the liquidity of the Company's shares appears reasonable. Australian based shareholders who take up Clearing House Electronic Sub-register System ("CHESS") Depositary Instruments ("CDIs") in Allied Gold Mining PLC will be able to trade the CDIs on the Australian Securities Exchange ("ASX").

- **Improved location for future capital raisings:** Having Allied Gold Mining PLC as a UK holding company is expected to further enhance the Company's ability to raise capital from the UK and European markets due to:

  — increased visibility for Allied Gold Mining PLC in the UK and European markets;

  — expectations that a UK head company will overcome resistance from investors who understand company law in a particular jurisdiction and prefer to invest in companies residing in that jurisdiction; and

  — access to some institutional investors in the UK who may be prevented by their internal policies from investing in entities incorporated outside the UK.

  While the reasons provided by the Directors of Allied Gold for the need to change incorporation appear reasonable from a qualitative perspective, the benefits expected to be derived are not necessarily able to be quantified.

  The importance of sourcing capital from the UK and overseas markets for Allied Gold has grown over time as evidenced by the fact that of the A$373.9 million equity raisings undertaken by Allied Gold over the five years from February 2006, 68.6% was taken up by investors resident in the UK, with only 14.5% taken up by Australian resident investors.

  In the period since Allied Gold listed on the TSX in November 2009, the Company has raised approximately A$253.2 million, of which 58.5% was taken up by UK resident shareholders and 23.4% by shareholders in USA and Canada. Participation by Australian resident shareholders was 16.6%.

  This analysis is a further indication that the UK, and to a lesser extent, North America, has become more relevant to Allied Gold's ability to source new capital than Australia. Part of the rationale of shifting incorporation to the UK is that this trend is expected to continue.

- **Easier access for UK and European investors to shareholder meetings:** Given the change in the domicile mix of Allied Gold shareholders, it is expected that the change in incorporation of the head company for Allied Gold from Australia to UK will enable a greater number of shareholders to physically attend shareholder meetings. The majority of Allied Gold shares are held by shareholders resident in the UK or Europe.

- **Ability for shareholders to participate in the CREST system:** CREST is the paperless trading facility used in the UK. Currently Allied Gold shareholders can only participate in the CREST system through Depository Interests ("DIs"). Following the Share Scheme, shareholders that own Allied Gold Mining PLC shares will be able to settle these shares on the CREST system.

- **Possibility of positive re-rating:** With a large number of capital raisings by Allied Gold being UK and European based and focused, and with the intention to list Allied Gold Mining PLC on the main market of the LSE it is also possible that the change of incorporation may possibly lead to a re-rating of the Company's shares.

- **Receipt of Allied Gold Mining PLC options under the same terms:** The terms and conditions of Allied Gold Mining PLC options to be issued in exchange for Allied Gold options are effectively the same in all material respects.

- **Share Scheme reliant on Option Scheme approval.** Approval of the Option Scheme is required to enable the Share Scheme to proceed. Given the advantages of the Share Scheme, optionholders will be better off if the Share Scheme proceeds.

Disadvantages

- **Costs:** Costs of implementing the Share Scheme and Option Scheme will be incurred, albeit these will be incurred regardless of whether shareholders approve the Share Scheme;

- **Change in jurisdiction:** While the change in jurisdiction from Australia to UK may enhance interest in Allied Gold among investors familiar with UK company laws, upon completion of the Share Scheme, Allied Gold Mining PLC will not be subject to the provisions of the Corporations Act, which existing Australian resident shareholders may be familiar with. However the protection afforded to shareholders under each jurisdiction is of a comparable high standard.
- **Less access for Australian investors to shareholder meetings:** The change in incorporation of the head company for Allied Gold from Australia to UK will mean it will be inconvenient for Australian investors to attend shareholder meetings in the UK. However as noted previously, the majority of Allied Gold shares are held by shareholders resident in the UK or Europe.
- **Ability for Australian shareholders to participate in the CHESS system:** After the Share Scheme, Australian resident shareholders who do not elect to receive Allied Gold Mining PLC shares will receive CDIs which are capable of being traded on the ASX and settled through the CHESS system. The history of trading of DIs does not suggest that the market would necessarily apply a discount to the CDIs relative to the price of Allied Gold Mining PLC shares.

Other Matters

- **No change in control:** The Share Scheme does not involve a change in control, in that subject to the Ineligible Foreign Shareholder provisions referred to in Section 1.2, the shareholders of Allied Gold will effectively become shareholders of Allied Gold Mining PLC, with the same beneficial percentage interests.
- **No change in the Company's underlying assets:** If the Share Scheme is successful the assets and liabilities of Allied Gold Mining PLC will be represented by the assets and liabilities of Allied Gold.
- **No material impact on underlying value:** In all material respects, the value of an Allied Gold Mining PLC share will be the same as the value of an Allied Gold share (as adjusted for the effect of the share consolidation of one Allied Gold Mining PLC share for every six Allied Gold shares).
- **No change in operational activities:** The operational activities of Allied Gold will become the operational activities of Allied Gold Mining PLC and will not be affected by the Share Scheme.
- **Accounting standards:** The impact on the accounts due to the differences between Australian and UK accounting standards should not be material.
- **Taxation:** While there are no apparent significant tax issues, each Allied Gold shareholder and each Allied Gold optionholder is encouraged to consult their own professional adviser in regards to the impact of the proposed transaction on their own individual tax position.

Based on our consideration of these factors, the advantages and disadvantages of the Schemes and the matters detailed throughout the report, in our opinion, the advantages of the Share Scheme and the Option Scheme outweigh the disadvantages of the Schemes. On this basis, in the opinion of Ernst & Young Transaction Advisory Services the Share Scheme and the Option Scheme are in the best interests of Allied Gold shareholders and optionholders.

Having regard to the nature of the Share Scheme and the Option Scheme it is the opinion of Ernst & Young Transaction Advisory Services that, on balance, Allied Gold shareholders and optionholders as a whole are likely to be better off if the Schemes proceed than if they do not proceed.

Other Matters

This independent expert's report has been prepared specifically for Allied Gold shareholders and optionholders. Neither Ernst & Young Transaction Advisory Services, Ernst & Young nor any employee thereof undertakes responsibility to any person, other than Allied Gold shareholders and optionholders, in respect of this report, including any errors or omissions howsoever caused.

This independent expert's report constitutes general financial product advice only and has been prepared without taking into consideration the individual circumstances of the Allied Gold shareholders and optionholders. The decision as to whether to approve or not approve the Schemes is a matter for individual Allied Gold shareholders and optionholders. Allied Gold shareholders and optionholders should have regard to the Notice of Meeting and Share Scheme Booklet and the Option Scheme Explanatory Statement prepared by the Directors and management of Allied Gold. Allied Gold

shareholders and optionholders who are in doubt as to the action they should take in relation to Schemes should consult their own professional adviser.

Our opinion is as at the date of this letter and reflects circumstances and conditions as at that date. This letter must be read in conjunction with the full independent expert's report as attached.

Ernst & Young Transaction Advisory Services has prepared a Financial Services Guide in accordance with the Corporations Act. The Financial Services Guide is included as Part 2 of this report.

Yours faithfully
Ernst & Young Transaction Advisory Services Limited

William Hall
Representative

Ken Pendergast
Director and Representative

Contents

Part 1—Independent Expert's Report

1. DETAILS OF THE SCHEMES

1.1 Overview of the Share Scheme

Allied Gold Limited ("Allied Gold" or the "Company") is an Australian incorporated gold mining and exploration company with its head office in Brisbane, Australia. The Company's principal assets are its 100% interest in the Simberi Gold Mine in Papua New Guinea ("PNG") and its 100% interest in the Gold Ridge Gold Project in the Solomon Islands.

Allied Gold is currently listed on the Australian Securities Exchange ("ASX"), the Alternative Investment Market ("AIM") operated by the London Stock Exchange ("LSE") and the Toronto Stock Exchange ("TSX"). The securities listed on AIM are in the form of Depository Interests ("DIs"), which represent beneficial interests in Allied Gold shares that may be held or traded through AIM's CREST share transfer and settlement system. The DIs are held by the UK Registrar Computershare Investor Services plc. Reference to Allied Gold shares in this report includes reference to the DIs.

To facilitate the listing of the Company on the main market of the LSE, it is proposed, via a scheme of arrangement (the "Share Scheme"), to transfer Allied Gold's incorporation from Australia to the United Kingdom ("UK"). Under the Share Scheme, Allied Gold Mining PLC, a new company incorporated in England and Wales, will become the holding company of Allied Gold and its controlled entities by acquiring all the Allied Gold shares on issue, and as consideration, will issue to Allied Gold shareholders one (1) share in Allied Gold Mining PLC for each six (6) shares held in Allied Gold.

Accordingly, if the Share Scheme is implemented, the shareholders of Allied Gold will effectively become the shareholders of Allied Gold Mining PLC and Allied Gold and its controlled entities will become wholly owned subsidiaries of Allied Gold Mining PLC.

Other than a change in the head company, the Share Scheme has no impact on Allied Gold's underlying mining operations and mineral assets. On a consolidated basis, Allied Gold Mining PLC will have the same assets and liabilities of Allied Gold.

Under a separate scheme of arrangement (the "Option Scheme"), Allied Gold Mining PLC is to acquire all of the Allied Gold options on issue, and as consideration, will issue one (1) option in Allied Gold Mining PLC for each six (6) options held in Allied Gold. Details of the Option Scheme are summarised in section 1.2.

The Share Scheme and the Option Scheme (collectively referred to as the "Schemes") are conditional upon each other, in that if one or the other is not approved then neither will proceed.

At the date of this report, Allied Gold has 1,198,537,554 shares and 59,537,500 options on issue. Allied Gold also has the contractual obligation to issue shares to the value of $3 million to Barrick Gold Australia Ltd ("Barrick") in relation to the acquisition of interests in the Tabar Tatau joint venture ("Tabar Tatau JV"). Allied Gold management are seeking Barrick's agreement to take delivery of the shares before the general meetings to approve the Schemes (the "Meetings"). The options are not listed and are exerciseable at various prices and by various dates.

At the date of this report, Allied Gold Mining PLC has one share on issue. As a consequence of the Share Scheme, Allied Gold Mining PLC is to issue 199,756,258 shares and will have on issue 199,756,259 shares (subject to adjustments for fractional entitlements). As such, Allied Gold shareholders will effectively hold the same percentage interest in Allied Gold Mining PLC as they did in Allied Gold.

In changing the incorporation from Australia to the UK, the reduced number of shares that Allied Gold Mining PLC will have on issue brought about by the offer ratio under the Share Scheme effectively represents a share consolidation. This has no impact on the underlying economic interests of the Company.

The Directors of Allied Gold Mining PLC are at the date of this report, Mark Caruso and Frank Terranova. Allied Gold management expect that in time, the Directors of Allied Gold Mining PLC will be the same as those of Allied Gold. Since incorporation, Allied Gold Mining PLC has not undertaken any business activity.

After implementation of the Schemes, an application will be made for Allied Gold Mining PLC's shares to be admitted to trading on the main market of the LSE and the TSX, with CHESS Depositary Interests ("CDIs") being traded on the ASX. Company law in the UK prevents Allied Gold Mining PLC shares from being settled electronically or held in CHESS, as such, it is intended that CDIs, not Allied Gold

Mining PLC shares, will be traded on the ASX. Shares in Allied Gold will be delisted from the ASX and TSX, and the DIs will be delisted from trading on AIM. Allied Gold will retain its Australian head office and does not intend to set up an office in the UK.

The residency of shareholders will determine in what form they can accept Allied Gold Mining PLC shares, summarised as follows:

- Australian shareholders: Unless the shareholder advises that they wish to receive LSE traded Allied Gold Mining PLC shares, Australian resident shareholders will receive CDIs which will be listed for trading on the ASX (reference to Allied Gold Mining PLC shares in this report includes reference to the CDIs).
- UK shareholders: Will receive LSE traded Allied Gold Mining PLC shares.
- Canadian shareholders: Unless the shareholder advises that they wish to receive LSE traded Allied Gold Mining PLC shares, Canadian resident shareholders will receive Allied Gold Mining PLC shares which will be listed for trading on the TSX.
- USA shareholders: If eligible to participate in the Share Scheme, USA resident shareholders will receive LSE traded Allied Gold Mining PLC shares.

The treatment of the shares held by shareholders who are ineligible to participate in the Share Scheme is detailed in section 1.3.

Under the Share Scheme, if an Allied Gold shareholder becomes entitled to a fraction of an Allied Gold Mining PLC share, the number of Allied Gold Mining PLC shares issued to the shareholder will be rounded down to the next lowest number.

For Australian resident shareholders accepting CDIs, a summary of the features of CDIs are outlined below:

- CDIs represent beneficial ownership in securities registered in the name of CHESS Depositary Nominees Pty Ltd ("CDN"). Holders of CDIs will have beneficial ownership of underlying shares in Allied Gold Mining PLC instead of legal title, with CDN, as a depositary nominee, holding legal title to Allied Gold Mining PLC shares on behalf of CDI holders.
- Following the successful application of Allied Gold Mining PLC to the official list of ASX and quotation of the CDIs on the ASX, CDI holders can transfer and settle transactions electronically on the ASX in CHESS.
- On request, CDI holders may convert their CDIs to Allied Gold Mining PLC shares capable of being traded on the main market of the LSE.
- Under ASX Settlement and Transfer Corporation Pty Ltd ("ASTC") Settlement Rules, CDI holders will be entitled to economic benefits such as dividends, bonus issues and rights issues on the same basis as the holders of shares in Allied Gold Mining PLC.
- Legal entitlement to vote at Allied Gold Mining PLC meetings is held by CDN and not the CDI holders. However, CDI holders will receive notices of general meetings of Allied Gold Mining PLC and have the right to direct CDN to vote at their instruction, or notify CDN to for their appointment as CDN's proxy for the purposes of attending and voting at a general meeting of Allied Gold Mining PLC.
- Similarly, though CDN has the legal entitlement to accept a takeover offer in respect of Allied Gold Mining PLC shares held on behalf of a CDI holder, ASTC Settlement Rules provide that CDN may only accept the takeover offer if the CDI holder instructs CDN to accept the offer.

The full details of the Share Scheme are contained in the Scheme Booklet.

1.2 Overview of the Option Scheme

Details of the options that Allied Gold has on issue at the date of this report are outlined in the table below. All of the options are held by Directors and employees of the Company and are unlisted.

Allied Gold—Options on Issue

Month Issued	Number	Exercise Price	Expiration Date	Vesting Conditions
	000's	A$		
Nov 2008	10,163	$0.35	31/10/2011	No vesting conditions
Nov 2008	4,325	$0.35	31/10/2011	Vesting on share price trading at $0.70 for 5 consecutive trading days
Dec 2008	8,375	$0.35	30/11/2011	No vesting conditions
Dec 2008	4,000	$0.35	30/11/2011	Vesting on share price trading at $0.70 for 5 consecutive trading days
Nov 2009	15,000	$0.50	31/12/2013	No vesting conditions
Nov 2009	15,000	$0.50	31/12/2013	Vesting on share price trading at $0.70 for 5 consecutive trading days
Nov 2009	1,000	$0.35	31/12/2011	No vesting conditions
Nov 2009	500	$0.35	31/12/2011	Vesting on share price trading at $0.70 for 5 consecutive trading days
Dec 2009	1,175	$0.50	31/12/2013	No vesting conditions
	59,538			

Source: Allied Gold's management

If all of the Allied Gold options were exercised, the Company would receive total cash of A$25.514 million and will have to issue 59,537,500 shares. Based on the number of shares Allied Gold has on issue at the date of this report of 1,198,537,554, the shares to be issued as a result of these options represents 4.7% of the Company's expanded issued share capital on a fully diluted basis.

In addition to the options that Allied Gold currently has on issue, shareholders are to consider a resolution in a general meeting to be held before the Meetings seeking approval for the issue of a further 1,500,000 options to Non-Executive Director, Mr Sean Harvey. These options are to be exercisable at A$0.50 each with 1,000,000 vesting immediately and 500,000 vesting upon the Company's share price trading above A$0.70 for five consecutive days. These options, if issued, will be included in the Option Scheme.

Under the Option Scheme, Allied Gold Mining PLC is to acquire all of the Allied Gold options on issue, and as consideration, will issue one option for each six options held in Allied Gold. The terms of the Allied Gold Mining PLC options will effectively be the same as the Allied Gold options, with the number and exercise prices being adjusted for the option exchange ratio applicable to the Option Scheme and the exercise prices being converted from A$'s to GBP's.

Details of the Allied Gold Mining PLC options to be issued under the Option Scheme, including reference to the options that are to be issued to Mr Harvey, are set out below:

Allied Gold Mining PLC—Options to be Issued (Proforma)

Number	Exercise Price	Exercise Price	Expiration Date	Vesting Conditions
000's	A$	GBP*		
1,694	$2.10	£1.26	31/10/2011	No vesting conditions
721	$2.10	£1.26	31/10/2011	Vesting on share price trading at £2.56 for 5 consecutive trading days
1,396	$2.10	£1.26	30/11/2011	No vesting conditions
667	$2.10	£1.26	31/10/2011	Vesting on share price trading at £2.56 for 5 consecutive trading days
2,500	$3.00	£1.80	31/12/2013	No vesting conditions
2,500	$3.00	£1.80	31/12/2013	Vesting on share price trading at £2.56 for 5 consecutive trading days
167	$2.10	£1.26	31/12/2011	No vesting conditions
83	$2.10	£1.26	31/12/2011	Vesting on share price trading at £2.56 for 5 consecutive trading days
196	$3.00	£1.80	31/12/2013	No vesting conditions
9,923				
167	$3.00	£1.80	31/12/2011	No vesting conditions
83	$3.00	£1.80	31/12/2011	Vesting on share price trading at £2.56 for 5 consecutive trading days
10,173				

Source: Option Scheme Explanatory Statement

Based on the terms of the Option Scheme, if all of the Allied Gold Mining PLC options were ultimately exercised the company would receive total cash of £16.872 million (equivalent to A$26.264 million based on the exchange rate at 8 April 2011 and including Mr Harvey's options) and have to issue 10,172,917 shares.

It is of note that 35,712,500 of the Allied Gold options currently on issue have no vesting conditions and exercise prices below the prices at which the Company's share have recently traded at on the ASX. If any of the options are exercised, the shares issued on their exercise will be able to participate in the Share Scheme.

The Share Scheme and the Option Scheme are each conditional upon the other being approved by Allied Gold shareholders and optionholders.

1.3 Ineligible foreign shareholders

In relation to those Allied Gold shareholders who reside outside Australia, the UK, Canada and the USA ("Foreign Shareholders"), laws in their country may prevent the issue of Allied Gold Mining PLC shares in exchange for their Allied Gold shares. With respect to Foreign Shareholders, Allied Gold Mining PLC reserves the right to apply the "nominee" provisions as follows:

- unless Allied Gold Mining PLC determines it is not precluded from lawfully issuing securities to a foreign shareholder, either conditionally or unconditionally, or after compliance with conditions which Allied Gold in its sole discretion regards as acceptable and not unduly onerous, Allied Gold Mining PLC will issue shares to which that Foreign Shareholder would have been entitled under the Share Scheme to a nominee (the "Nominee"); and
- the Nominee will sell on the main board of the LSE all of the Allied Gold Mining PLC shares and the net proceeds of the sale will be remitted to the Foreign Shareholder.

Shareholders resident in the USA should note that restrictions may apply to the resale or transfer of Allied Gold Mining PLC shares issued under the Share Scheme where the shareholder is deemed to be an "affiliate" of Allied Gold Mining PLC under Rule 144 of the USA Securities Act of 1933, as amended. Further details regarding this restriction are set out in the Scheme Booklet.

1.4 Conditions precedent

Completion of the Share Scheme and the Option Scheme is subject to a number of conditions including, amongst other matters:

- the Treasurer of the Commonwealth of Australia ("Treasurer") confirming he has no objection to the Share Scheme in response to an application by Allied Gold Mining PLC under section 26 of the Foreign Acquisitions and Takeovers Act 1975, or alternatively that no objection is received within a period of 40 days after the date upon which the application was received by the Treasurer;
- the Share Scheme being approved by a majority of Allied Gold shareholders present and voting at the Meeting and a majority vote of not less than 75% of the total number of votes cast on the resolution (i.e. by special resolution);
- the Supreme Court of Queensland (the "Court") approving the Schemes pursuant to Section 411(4)(b) of the Corporations Act (the "Act");
- lodgement with the Australian Securities and Investments Commission ("ASIC") of an office copy of the order of the Court approving the Share Scheme and the Option Scheme;
- the Directors being satisfied that there are no impediments to Allied Gold Mining PLC's shares being admitted to trading on the LSE;
- holders of Allied Gold options approving the Option Scheme;
- ASX approving CDIs for official quotation on the ASX;
- TSX approving shares in Allied Gold Mining PLC for official quotation on the TSX;
- LSE approving shares in Allied Gold Mining PLC for official quotation on the main market, of the LSE; and
- other conditions imposed by the Court under section 411(6) of the Corporations Act as are acceptable to Allied Gold.

2. SCOPE OF THE REPORT

2.1 Purpose of the Report

The Share Scheme and the Option Schemes are being conducted under the provisions of section 411 of the Corporations Act 2001 (the "Act"). Under clause 8303 of Schedule 8 of the Corporations Regulations 2001 (the "Corporations Regulations"), if a party to the scheme holds at least 30% of the company, the subject of the scheme, or if the parties have a common director then the documents sent to shareholders must be accompanied by a report prepared by an independent expert in which that entity provides an opinion as to whether or not the scheme is in the best interest of shareholders and setting out the reasons for that opinion.

With Allied Gold and Allied Gold Mining PLC having common directors, Allied Gold have engaged Ernst & Young Transaction Advisory Services as the independent expert to prepare an independent expert's report, the purpose of which is to provide separate opinions as to whether or not the Share Scheme and the Option Scheme are in the best interests of Allied Gold shareholders and Allied Gold optionholders, and to set out the reasons for that opinion.

Our report is being included in the Notice of Meetings and Scheme Booklet being sent to Allied Gold shareholders and Allied Gold optionholders in respect to the Meetings.

2.2 Basis of assessment

Neither the Corporations Act nor the Corporations Regulations define the term 'in the best interests of'. In stating this, ASIC has issued Regulatory Guide 111: *Content of expert reports* ("RG 111") which provides some direction as to what matters an independent expert should consider when determining whether or not a particular transaction is in the best interests of shareholders.

In the circumstance of a transaction that does not involve:

- a change in the underlying economic interests of shareholders;
- a change of control in the company; or
- the selective treatment of different shareholders,

RG 111 suggests that the independent expert should consider the advantages and disadvantages of the transaction. If after consideration of the advantages and disadvantages, in the independent expert's opinion the advantages outweigh the disadvantages then RG 111 states, inter alia, that, "*the expert should say that the scheme is in the best interests of the members*".

As current Allied Gold shareholders will effectively hold the same percentage beneficial interest in Allied Gold Mining PLC as they did in Allied Gold, the Share Scheme does not involve a change in Allied Gold shareholders' underlying economic interests, a change of control of Allied Gold or the selective treatment of different Allied Gold shareholders. On this basis, in considering whether or not the Share Scheme is in the best interests of Allied Gold shareholders we have considered the advantages and disadvantages if the Share Scheme proceeds.

Similarly, in considering whether or not the Option Scheme is in the best interests of Allied Gold optionholders we have considered the advantages of the Option Scheme together with the disadvantages of the Option Scheme.

As the Scheme does not impact the value of Allied Gold's underlying assets or liabilities, in considering the advantages and disadvantages of the Schemes we have not had to undertake an assessment of the fair value of Allied Gold's underlying assets and liabilities.

In this regard, in forming our opinion as to whether the Share Scheme is in the best interests to Allied Gold's shareholders and the Option Scheme is in the best interest of Allied Gold's optionholders , we have considered:

- the rationale for the Schemes;
- the impact (if any) of the Schemes on the Company's underlying operations;
- the terms and conditions of the Schemes;
- the domicile mix of the shareholders of Allied Gold and how this has changed over time;
- the change in the ability of Allied Gold to source capital from different markets;
- the impact of the change in incorporation from Australia to the UK;
- the tax consequences of the Schemes;
- all factors relevant to the Schemes, both quantitative and qualitative; and
- the alternatives available to the Allied Gold shareholders and optionholders.

In undertaking our analysis and preparing this report, we have had access to management information in relation to the Company. A list of the sources of information used and relied on is contained in Appendix B.

All amounts in this report are expressed in Australian dollars ("$") unless otherwise stated. A glossary detailing the abbreviations we have used in this report is contained in Appendix C.

2.3 Shareholders' and optionholders' decisions

This independent expert's report has been prepared specifically for Allied Gold shareholders and optionholders at the request of the Directors of the Company with respect to the Schemes. As such, Ernst & Young Transaction Advisory Services, Ernst & Young and any member or employee thereof, take no responsibility to any entity other than Allied Gold shareholders and optionholders, in respect of this report, including any errors or omissions howsoever caused.

This report constitutes general financial product advice only and has been prepared without taking into consideration the individual circumstances of each Allied Gold shareholder and optionholder. The decision to approve or not approve the Schemes is a matter for individual shareholders and optionholders. Shareholders and optionholders should consider the advice in the context of their own

circumstances, preferences and risk profiles. Allied Gold shareholders should have regard to the Notice of Meeting and Scheme Booklet prepared by the Directors and management of the Company. Allied Gold optionholders should have regard to the Notice of Meeting and Option Explanatory Statement prepared by the Directors and management of the Company. Allied Gold shareholders and optionholders who are in doubt as to the action they should take in relation to the Schemes should consult their own professional adviser.

Ernst & Young Transaction Advisory Services has prepared a Financial Services Guide in accordance with the Corporations Act. The Financial Services Guide is included as Part 2 of this report.

2.4 Limitations and reliance on information

In the preparation of this independent expert's report, Ernst & Young Transaction Advisory Services was provided with information in respect of Allied Gold and obtained additional information from public sources, as set out in Appendix B.

We have had discussions with management of Allied Gold in relation to the Schemes, operations, financial position, operating results and outlook of Allied Gold.

Ernst & Young Transaction Advisory Services' opinion is based on economic, market and other external conditions prevailing at the date of this report. These conditions can change significantly over relatively short periods of time.

This independent expert's report is also based upon financial and other information provided by Allied Gold in relation to the Scheme. Ernst & Young Transaction Advisory Services has considered and relied upon this information.

The information provided to Ernst & Young Transaction Advisory Services has been evaluated through analysis, enquiry and review for the purposes of forming an opinion as to whether the Share Scheme is in the best interests of Allied Gold shareholders and the Option Scheme is in the best interests of Allied Gold optionholders. However, Ernst & Young Transaction Advisory Services does not warrant that its enquiries have identified all of the matters that an audit, an extensive examination or 'due diligence' and/or tax investigation might disclose.

Preparation of this report does not imply that we have, in any way, audited the accounts or records of Allied Gold. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles including the Australian equivalents to International Financial Reporting Standards and International Financial Reporting Standards, as applicable.

In forming our opinion we have also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the Notice of Meeting and Scheme Booklet to be sent by Allied Gold to shareholders and optionholders is complete, accurate and fairly presented in all material respects; and
- the publicly available information relied upon by Ernst & Young Transaction Advisory Services in its analysis was accurate and not misleading.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations and policies, we assume no responsibility and offer no legal opinion or interpretation on any issue.

The statements and opinions given in this independent expert's report are given in good faith and in the belief that such statements and opinions are not false or misleading.

Ernst & Young Transaction Advisory Services provided draft copies of this report to the Directors and management of Allied Gold for their comments as to factual accuracy, as opposed to opinions, which are the responsibility of Ernst & Young Transaction Advisory Services alone. Amendments made to this report as a result of this review have not changed the methodology or conclusions reached by Ernst & Young Transaction Advisory Services.

This report should be read in the context of the full qualifications, limitations and consents set out in Appendix B of this report.

This report has been prepared in accordance with APES 225 "Valuation Services" issued by the Accounting Professional & Ethical Standards Board Limited in July 2008.

3. OVERVIEW OF ALLIED GOLD

3.1 Company Background

Allied Gold was incorporated in May 2003 to acquire the gold exploration assets of Fortescue Metals Group Limited and listed on the ASX in December 2003 after an initial public offering that raised $2 million.

Two weeks after listing, Allied Gold announced a merger with Nord Pacific Limited ("Nord"), whereby Nord would become a wholly owned subsidiary of Allied Gold. Nord's principal asset was a 50% interest in the Simberi Mining Joint Venture, an advanced stage gold exploration project located on Simberi Island, which is one of the islands within the Tabar Island group in the New Ireland archipelago in eastern Papua New Guinea ("PNG"). The merger was completed in September 2004. A further 37.5% interest in Simberi was acquired by the Company in November 2004, with the final 12.5% interest being acquired from Simberi Gold Corporation in October 2005.

Following the merger with Nord, the focus of Allied Gold was the development of the Simberi Gold Mine. In May 2006, Allied Gold listed on AIM, raising A$44 million to assist in funding the development of Simberi. The first gold at Simberi was poured in February 2008.

In September 2009, Allied Gold announced the proposed takeover of Australian Solomons Gold Limited ("ASG"), a TSX listed company who owned the Gold Ridge Gold Project, which at that time was a former producing mine located on Guadalcanal Island in the Solomon Islands. Gold Ridge had previously operated for approximately two years between 1998 and 2000, having produced 210,000 ounces of gold. Operations were suspended in 2000 due to civil unrest. At the time of acquiring ASG, Gold Ridge required major refurbishment before production could recommence. Allied Gold obtained control of ASG in November 2009, and following compulsory acquisition procedures, the takeover of ASG was completed in February 2010.

To help facilitate the takeover of ASG, Allied Gold listed on the TSX in November 2009. At the same time Allied Gold raised approximately A$160 million in new equity to help fund the redevelopment of Gold Ridge and the ongoing development of Simberi.

Included below is a summary of the Simberi, Golden Ridge and Allied Gold's other projects:

Simberi

Simberi is an open pit operation and its current mine plan consists of the mining of a series of oxide deposits. The mine is located in ML136 and in just three years of operation has produced in excess of 200,000 ounces of gold. Processing of oxide ore is conducted through a 2.4 million tonnes per annum ("Mtpa") carbon in leach ("CIL") plant, with an annual production capacity of approximately 70,000 ounces.

Production for the nine months to 31 March 2011 totalled 47,993 ounces. Included in the table below is a summary of production at Simberi in the 2008 financial year ("FY08"), 2009 financial year ("FY09"), 2010 financial year ("FY10") and nine months to March 2011 ("YTDMar11"):

Simberi—Key operating statistics

	Unit of measure	FY08	FY09	FY10	YTDMar11
Waste mined	tonnes	81,390	199,746	634,296	1,606,056
Ore mined	tonnes	416,627	1,708,765	1,981,500	1,698,466
Ore processed	tonnes	411,297	1,654,149	1,949,650	1,522,296
Grade	Au g/t	2.95	1.64	1.18	1.09
Recovery	%	84.3	83.2	87.9	89.7
Gold produced	ounces	33,068	72,609	64,327	47,993
Gold sold	ounces	28,364	69,886	63,980	49,590

Source: Company Annual Reports, Allied Gold Management

The plant at Simberi is being expanded to 3.5 Mtpa, with production expected to increase to 100,000 ounces of gold per annum ("ozpa"). The expansion is expected to be completed by December 2011.

In November 2010, Allied Gold completed a pre-feasibility study ("PFS") on the sulphide resources at Simberi, based on a 1.5 Mtpa roasted concentrate process followed by conventional leach and carbon in pulp ("CIP") processes. The PFS indicated production 100,000 ozpa for a life of mine of 10 years. A bankable feasibility study ("BFS") on a larger 2.5 Mtpa sulphide project with expected production of 150,000 ozpa is due for completion by December 2011. Depending on the results of the BFS, construction of the Simberi sulphide project is expected to commence in 2013 or 2014, with production commencing in 2015.

Further potential has been identified around the existing Simberi mining area, with a near-mine exploration program on the western side of Simberi Island planned in FY11 and FY12 with the aim of identifying additional oxide material.

Outlined below is a summary of the reserves and resources at Simberi, compliant with the Code for Reporting of Mineral Resources and Ore Reserves as prescribed by the Australasian Joint Ore Reserves Committee ("JORC Code"). The reserves and resources are as at 31 October 2010, with details having been extracted from the Competent Person's Report, dated April 2010, as prepared by Golder Associates for inclusion in the prospectus being prepared to support Allied Gold Mining PLC's admittance to the main market of the LSE.

Simberi—Reserves and Resources

	Mt	Au g/t	Moz
Proven	11.97	1.06	0.41
Probable	33.26	1.61	1.72
Total Reserves	45.24	1.46	2.13
Resources			
Measured	11.88	1.13	0.43
Indicated	70.21	1.28	2.89
Measured & Indicated	82.09	1.26	3.32
Inferred	87.42	0.96	2.70

Source: Competent Persons' Report—Simberi

Gold Ridge

Production recommenced at Gold Ridge in early March 2011, with a processing capacity of 2.5 Mtpa and production capacity of 120,000 ozpa. Outlined below is a summary of the JORC compliant reserves and resources for Gold Ridge, as extracted from the Competent Person's Report.

Gold Ridge—Reserves and Resources

	Mt	Au g/t	Moz
Proven	0.00	0.00	0.00
Probable	23.20	1.71	1.28
Total Reserves	23.20	1.71	1.28
Resources			
Measured	8.24	1.53	0.41
Indicated	40.89	1.23	1.62
Measured & Indicated	49.13	1.28	2.02
Inferred	0.00	0.00	0.00

Source: Competent Persons' Report—Gold Ridge

In the period since recommencing operations to 31 March 2011, production at Gold Ridge totalled 1,563 ounces.

Exploration

Allied Gold also has a number of exploration projects on Tatau and Tabar Islands, which are adjacent to Simberi Island. On Tatau Island drilling is scheduled for the Mt Tiro, Pepewo and Seraro prospects. A regional exploration program is also being conducted near the Gold Ridge project.

3.2 Financial performance and position

Included below is a summary of Allied Gold's consolidated audited income statements for FY09, F Y10 and unaudited income statement for the nine months to March 2011:

Allied Gold—Income Statement

A$m's	FY9	FY10	YTDMar11
Revenue	77.5	67.6	63.0
Cost of sales	(66.4)	(70.3)	(49.4)
Gross profit/(loss)	11.0	(2.7)	13.5
Expenses			
Gains/(losses) on derivatives	1.1	(0.2)	—
Corporate expenses	(7.5)	(14.8)	(8.7)
Share based remuneration	(4.1)	(6.8)	1.3
Impairment of available for sale assets	(1.2)	(0.0)	—
Gain on acquisition of subsidiary	—	36.7	—
Other expenses	(3.4)	—	—
Other income	0.1	2.2	4.9
Financial income	0.3	1.8	1.2
Financial expenses	(3.4)	(6.0)	(1.3)
	(18.1)	13.0	(2.6)
Profit/(loss) before tax	(7.1)	10.2	10.9
Income tax benefit/(expense)	—	—	—
Profit/(loss) after tax attributable to owners of Allied Gold	(7.1)	10.2	10.9
Other comprehensive income			
Foreign currency translation differences	(0.3)	6.1	—
Effective portion of changes in fair value of cash flow hedges, net of tax	6.5	(6.5)	5.4
Net changes in fair value of cash flow hedges transferred to profit or loss, net of tax	7.5	10.7	—
Restatement of fair values of cash flow hedges	(4.3)	—	—
Net changes in fair value of available for sale financial assets, net of tax	0.1	1.4	0.2
Net changes in fair value of available for sale financial assets transferred to profit, net of tax	—	(1.0)	—
	9.6	10.7	5.6
Total comprehensive income attributable to the owners of Allied Gold	**2.5**	**20.9**	**16.6**

Source: Company Annual Reports and 31 March 2011 Interim Financial Report

Revenue decreased by 12.7% in FY10 as a result of decreased production levels. This was largely due to unseasonal rainfall at Simberi and lost time due to an illegal cease work order. In addition, the Simberi operations suffered a mechanical failure within the plant which resulted in eight days of lost production and lower gold recoveries. The decreased revenue combined with a higher cost of sales resulted in a gross loss of A$2.7 million during FY10.

Despite a gross loss of A$2.7 million Allied achieved an A$10.2 million profit after tax position in FY10, largely due to a gain on acquisition of A$36.7 million being recognised on the acquisition of ASG.

The YTDMar11 results reflect an improvement in gross profit due to an increase in the realised gold price from A$1,136/oz for FY10 compared to A$1,269/oz for YTDMar11 and improved production.

Allied Gold's consolidated audited statements of financial position as at 30 June 2009 and 30 June 2010 and unaudited statement of financial position as at 31 March 2011 are summarised in the table below.

Allied Gold—Financial Position

A$m	30 June 09	30 June 10	31 Mar 11
Current assets			
Cash and cash equivalents	20.5	85.5	16.3
Trade and other receivables	0.8	4.2	2.7
Inventories	14.3	11.8	31.7
Derivative and financial instruments	2.5	—	—
Other current assets	0.2	3.1	0.1
	38.4	104.5	50.9
Non-current assets			
Derivative financial instruments	0.9	—	—
Available for sale financial assets	0.3	0.5	0.7
Property, plant and equipment	145.9	302.9	398.1
Exploration and evaluation expenditure	11.1	23.7	25.2
	158.2	327.1	424.0
Total assets	196.5	431.7	474.9
Current liabilities			
Trade and other payables	20.7	44.0	22.4
Borrowings	2.1	4.5	19.1
Derivative financial instruments	12.6	—	—
Provisions	0.5	1.0	1.4
	35.9	49.5	42.9
Non-current liabilities			
Borrowings	3.8	1.8	34.9
Derivative financial instruments	7.1	—	—
Provisions	2.8	9.3	10.0
	13.8	11.1	44.9
Total liabilities	**49.7**	**60.6**	**87.8**
Net assets	**146.9**	**371.1**	**387.0**
Equity			
Contributed equity	173.1	369.5	370.2
Reserves	(0.4)	17.1	21.5
Accumulated losses	(25.8)	(15.6)	(4.6)
Total equity	**146.9**	**371.1**	**387.0**

Source: Company Annual Reports and 31 March 2011 Interim Financial Report

Allied Gold's net asset position increased significantly during FY10 reflecting the acquisition of ASG, the A$160 million capital raising and the capital expenditure incurred on the refurbishment and redevelopment of the Gold Ridge project. The Company increased its exploration and evaluation by spend during FY10, largely targeting the sulphide resources at Simberi as part of the PFS and acquiring Barrick's interest in the Tabar Tatau joint venture ("Tabar Tatau JV"). The exploration program in FY10 at Simberi contributed to Allied Gold's announcement in September 2010 of a 155% increase in JORC Code compliant reserves to 2.15 million ounces.

Allied Gold's net asset position as at 31 March 2011 increased as a result of the capital expenditure incurred at Gold Ridge and exploration activities at Simberi, Tatau and Tabar islands. This expenditure was funded out of the Company's existing cash reserves and the US$35 million debt facility secured with International Finance Corporation.

3.3 Capital structure

At the date of this report Allied Gold had the following securities on issue:

- 1,198,537,554 fully paid ordinary shares; and
- 59,537,500 unlisted share options.

On 6 April 2011, Allied Gold placed 156,330,985 shares with sophisticated investors at 60 cents per share to raise approximately A$93.8 million (the "April 11 Placement"). The April 11 Placement represented a 13% increase in the number of shares Allied Gold has on issue.

Including the shares issued from the April 11 Placement, the top 20 shareholders as at 14 April 2011 held 76.03% of the shares on issue. The 10 largest shareholders of Allied Gold at that date are summarised in the following table.

Allied Gold—10 largest shareholders as at 14 April 2011

	Shares	Shares Held
	000's	%
M & G Investment Management Ltd.	231,239	19.3%
Franklin Resources, Inc.	95,319	8.0%
Baker Steel Capital Managers LLP	85,516	7.1%
Capital Research Global Investors	77,303	6.4%
JPMorgan Asset Management U.K. Limited	56,017	4.7%
Resource Capital Associates, L.L.C.	53,685	4.5%
BlackRock, Inc.	39,398	3.3%
Legal & General Investment Management Ltd. (UK)	37,779	3.2%
Libra Advisors LLC	34,002	2.8%
Asset Value Investors Limited	28,659	2.4%
	738,917	61.7%

Source: Thomson Reuters share register analysis, EY analysis

The Allied Gold options are held by Directors or employees. In addition to the options on issue, subject to shareholder approval, 1,500,000 options are to be issued to Mr Sean Harvey, a Non-Executive Director of Allied Gold.

3.4 Share price performance

The following tables summarise the monthly trading prices of Allied Gold shares on the ASX, AIM and TSX over the period 1 November 2009 to 31 March 2011.

Allied Gold—Share Trading History

	ASX					AIM					TSX				
Month	High	Low	Close	Monthly VWAP	Volume	High	Low	Close	Monthly VWAP	Volume	High	Low	Close	Monthly VWAP	Volume
	A$	A$	A$	A$	000s	£	£	£	£	000's	C$	C$	C$	C$	000's
Nov-09	0.48	0.35	0.40	0.41	9,000	0.28	0.21	0.22	0.23	4,217	0.45	0.38	0.39	0.40	56
Dec-09	0.42	0.31	0.34	0.36	15,097	0.24	0.17	0.19	0.20	4,106	0.45	0.30	0.33	0.32	20,941
Jan-10	0.35	0.28	0.31	0.31	28,530	0.21	0.17	0.18	0.18	9,171	0.34	0.28	0.29	0.31	8,404
Feb-10	0.31	0.25	0.28	0.29	12,046	0.18	0.16	0.17	0.16	6,735	0.29	0.24	0.25	0.27	2,449
Mar-10	0.35	0.27	0.32	0.30	16,247	0.20	0.16	0.19	0.18	26,179	0.32	0.25	0.29	0.28	3,988
Apr-10	0.40	0.31	0.39	0.35	9,780	0.24	0.19	0.23	0.21	12,089	0.37	0.28	0.36	0.32	3,678
May-10	0.41	0.33	0.40	0.38	17,040	0.24	0.20	0.22	0.22	12,610	0.38	0.30	0.34	0.34	4,098
Jun-10	0.40	0.34	0.37	0.38	8,202	0.22	0.20	0.20	0.21	3,941	0.35	0.29	0.33	0.33	616
Jul-10	0.38	0.29	0.32	0.35	9,359	0.21	0.19	0.19	0.20	1,866	0.33	0.29	0.33	0.32	618
Aug-10	0.38	0.33	0.38	0.36	8,609	0.21	0.19	0.21	0.20	1,790	0.40	0.30	0.37	0.33	1,357
Sep-10	0.50	0.37	0.49	0.45	22,287	0.29	0.21	0.29	0.27	12,510	0.51	0.35	0.48	0.43	3,286
Oct-10	0.55	0.43	0.46	0.49	21,226	0.33	0.27	0.27	0.30	11,745	0.51	0.43	0.45	0.47	3,589
Nov-10	0.59	0.45	0.57	0.53	20,248	0.35	0.27	0.34	0.31	12,774	0.64	0.44	0.55	0.52	5,188
Dec-10	0.70	0.51	0.69	0.56	45,721	0.45	0.33	0.44	0.34	17,451	0.70	0.48	0.67	0.52	7,587
Jan-11	0.69	0.57	0.58	0.61	42,343	0.44	0.36	0.37	0.38	8,774	0.70	0.55	0.59	0.64	1,711
Feb-11	0.68	0.55	0.67	0.61	14,412	0.52	0.36	0.47	0.40	10,309	0.80	0.54	0.72	0.64	2,092
Mar-11	0.76	0.54	0.63	0.66	44,499	0.47	0.35	0.42	0.41	17,962	0.76	0.52	0.67	0.66	917

Source: Reuters, EY analysis

The following charts summarise Allied Gold's share trading history on the ASX, AIM and TSX for the period 1 November 2009 to 31 March 2011. The trading prices are based on the daily closing price.

Allied Gold (ASX) — Share Trading History (A$)


0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
25,000
20,000
15,000
10,000
5,000
0
Volume (000's)
Nov 09
Dec 09
Jan 10
Feb 10
Mar 10
Apr 10
May 10
Jun 10
Jul 10
Aug 10
Sep 10
Oct 10
Nov 10
Dec 10
Jan 11
Feb 11
Mar 11
Volume
Closing Price

Source: Reuters

Allied Gold (AIM) — Share Trading History (GBP)


0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Volume (000's)
Nov 09
Dec 09
Jan 10
Feb 10
Mar 10
Apr 10
May 10
Jun 10
Jul 10
Aug 10
Sep 10
Oct 10
Nov 10
Dec 10
Jan 11
Feb 11
Mar 11
Volume
Closing Price

Source: Reuters

Allied Gold (TSX) — Share Trading History (CAD)


0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Volume (000's)
Nov 09
Dec 09
Jan 10
Feb 10
Mar 10
Apr 10
May 10
Jun 10
Jul 10
Aug 10
Sep 10
Oct 10
Nov 10
Dec 10
Jan 11
Feb 11
Mar 11
Volume
Closing Price

Source: Reuters

The charts illustrate that the ASX has the largest number of trades by volume and apart from abnormal trading on 22 December 2009, the TSX has the least number of trades by volume.

While Allied Gold is listed on the ASX, AIM and TSX in three currencies (A$, GB£ and C$), the closing share prices over the three exchanges converted to A$ are highly correlated, as shown in the table below.

Allied Gold — Share Trading History converted to A$


Share Price (A$)
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Nov 09
Dec 09
Jan 10
Feb 10
Mar 10
Apr 10
May 10
Jun 10
Jul 10
Aug 10
Sep 10
Oct 10
Nov 10
Dec 10
Jan 11
Feb 11
Mar 11
ASX
AIM
TSX

Source: Reuters

The graph above shows that the quoted prices of Allied Gold's shares on AIM are virtually identical to those quoted on the ASX and TSX. As such, it appears that the market does not apply a discount for holding DIs instead of actual Allied Gold shares.

In the period from 1 April 2011 to 27 April 2011 Allied Gold shares traded on the ASX in the range of A$0.565 to A$0.72, closing on 27 April 2011 at A$0.585.

With respect to announcements made by the Company that may have had an impact on underlying trading prices, in addition to the required quarterly, half yearly and annual lodgements, we note the following:

- On 6 November 2009 Allied Gold received a conditional approval from the TSX for listing of its ordinary shares on the TSX;
- On 9 November 2009 the Company declared its takeover offer for ASG unconditional;
- On 16 November 2009 Allied Gold announced its lodgement of a preliminary short form prospectus in connection with a proposed public offering of its shares to be listed on the TSX;
- During December 2009 Allied Gold announced its wholly owned subsidiary Simberi Gold Company Ltd had received a Cease Work Order from the Mineral Resources Association of PNG. Simberi had been advised the Cease Work Order was invalid however processing and mining operations at the Simberi mine had been temporarily suspended;
- On 1 March 2010 the Company announced that it would retain a 100% interest in the Tabar and Tatau Islands exploration licenses following a cash payment of A$2.5 million and a further A$3 million in cash or shares in July 2010 to Barrick;
- On 9 March 2010 the Company released a resources upgrade notice in relation to its Simberi Project, that reported an increase of JORC Code compliant measured and indicated resources of 1.3 million contained ounces, to increase Allied Gold's total measured and indicated resources to be 4.8 million contained ounces of gold;
- On 30 July 2010 the Company released its June 2010 quarterly report, which highlighted mining, processing and production volumes increasing by 24% from the previous quarter and cash costs had decreased by 16% from the previous quarter;
- An increase in gold reserves at the Simberi Gold Project was reported on 10 September 2010. Allied Gold's reserves had increased by 1.3 million contained ounces to increase to 3.4 million contained ounces. The increase represented positive results from an extensive 18 month drilling program;
- On 10 November 2010 the Company announced the completion of the preliminary evaluation of the development of Simberi sulphides through a 1.5 Mtpa process circuit. Company management stated that the studies indicated that the proposed development was both technically and economically feasible and that a larger treatment plant should be considered given the additional sulphide resources that had been discovered;
- On 29 December 2010 Allied Gold announced that the refurbishment and redevelopment of the 120,000 ozpa Gold Ridge Project was nearing completion on time and on budget and that commissioning would begin in February 2011;
- On 28 February 2011 a Company produced a news release announced that the commissioning of the Gold Ridge Project has begun and that first gold was expected in early March 2011. Mining activities had begun and more than 200,000 tonnes of ore had been stockpiled in advance of milling and processing activities; and
- On 6 April 2011 the Company announced it had issued approximately 156.3 million shares, to raise approximately A$93.8 million (£60.1 million) by way of a placement to institutional and sophisticated investors.

In addition to the impact these announcements may have had on Allied Gold's share price, the Company may have benefited from the general improvement in world financial markets over 2010 as conditions began to recover from the global financial crisis. In addition the price of gold had increased, with the Company's realised price of gold increasing from A$1,086/oz in FY09 to A$1,269/oz in YTDMar11.

4. IMPACT OF THE SCHEMES

The impact of the Share Scheme on the corporate structure of Allied Gold is to interpose a new holding company which will effectively result in Allied Gold shareholders' direct interest in Allied Gold being exchanged for a direct interest in Allied Gold Mining PLC. With Allied Gold, and its controlled entities, becoming wholly owned by Allied Gold Mining PLC, Allied Gold shareholders will continue to have an indirect interest in the Company's underlying gold operations.

Subject to the treatment of the Allied Gold shares held by Ineligible Foreign Shareholders, as detailed in section 1.3, the shareholders of Allied Gold Mining PLC will effectively be the same as Allied Gold. While the number of shares will reduce through the share exchange ratio applicable to the Share Scheme, Allied Gold shareholders will have the same proportionate interest in Allied Gold Mining PLC shares. Similarly, while the number of options Allied Gold Mining PLC will have on issue through the Option Scheme is less than the number of options Allied Gold has on issue, the optionholders will have the same proportional interest in the number of options and the number of shares in Allied Gold Mining PLC on a fully diluted basis.

The share and option structure of Allied Gold before the Schemes and Allied Gold Mining PLC after the Schemes is summarised in the table below, including those options to be issued to Mr Harvey. In this regard we have not included the additional shares to be issued to Barrick as a result of Allied Gold's acquisition of interests in the Tabar Tatau JV.

Impact on Shareholding

	Allied Gold		Allied Gold Mining PLC	
	Share Holding 000's	Shares Held %	Share Holding 000's	Shares Held %
	000's	%	000's	%
M & G Investment Management Ltd.	231,239	19.3%	38,540	19.3%
Franklin Resources, Inc.	95,319	8.0%	15,886	8.0%
Baker Steel Capital Managers LLP	85,516	7.1%	14,253	7.1%
Capital Research Global Investors	77,303	6.4%	12,884	6.4%
JPMorgan Asset Management U.K. Limited	56,017	4.7%	9,336	4.7%
Resource Capital Associates, L.L.C.	53,685	4.5%	8,948	4.5%
BlackRock, Inc.	39,398	3.3%	6,566	3.3%
Legal & General Investment Management Ltd. (UK)	37,779	3.2%	6,296	3.2%
Libra Advisors LLC	34,002	2.8%	5,667	2.8%
Asset Value Investors Limited	28,659	2.4%	4,777	2.4%
	738,917	61.7%	123,153	61.7%
Other shareholders	459,620	38.3%	76,603	38.3%
Shares on issue	1,198,538	100.0%	199,756	100.0%
Shares on issue	1,198,538	95.2%	199,756	95.2%
Number of options on issue	59,538	4.7%	9,923	4.7%
Options to be issued to Director	1,500	0.1%	250	0.1%
On fully diluted basis	1,259,575	100.0%	209,929	100.0%

Source: Thomson Reuters share register analysis as at 14 April 2011, EY analysis

On completion of the Scheme, the consolidated assets and liabilities of Allied Gold Mining PLC will be represented by the consolidated assets and liabilities of Allied Gold. The comparative value of each shareholder's relative beneficial interest in the underlying net assets of the Company will not change. In all material respects, the value of an Allied Gold Mining PLC share following the completion of the Scheme will be the same as the value of an Allied Gold share.

The Directors and management of Allied Gold Mining PLC will effectively be the same, with the underlying operations at Simberi and at Gold Ridge not being impacted by the Schemes.

In respect of Allied Gold shareholders who are resident in Australia and do not elect to receive Allied Gold Mining PLC shares, these shareholders will receive CDIs which will be listed on the ASX.

Shareholders who hold CDIs in respect of Allied Gold Mining PLC shares will have rights that are comparable to holding Allied Gold Mining PLC shares. On application to Allied Gold Mining PLC, CDIs can be exchanged for Allied Gold Mining PLC shares which are to be listed on the LSE and TSX.

5. EVALUATION OF THE SCHEMES

In forming our opinion as to whether the Share Scheme is in the best interests of Allied Gold's shareholders and whether the Option Scheme is in the best interests of Allied Gold's optionholders, we have considered:

- rationale for the Schemes;
- the impact (if any) of the Schemes on the Company's underlying operations;
- the terms and conditions of the Share Scheme and the Option Scheme;
- the domicile mix of the shareholders of Allied Gold and how this has changed over time;
- the source of the Company's recent capital raisings and the impact on Allied Gold's ability to secure further capital;
- legal considerations arising from a change in incorporation from Australia to the UK;
- the tax consequences of the Share Scheme and the Option Scheme;
- all factors relevant to the Schemes, both quantitative and qualitative; and
- the alternatives available to the Allied Gold shareholders and optionholders.

Consistent with RG 111 we have considered the potential advantages and disadvantages to Allied Gold sshareholders of the Share Scheme and considered whether the advantages outweigh the disadvantages in the context of Allied Gold's position in the future. Similarly, in considering whether or not the Option Scheme is in the best interests of Allied Gold optionholders we have considered the advantages of the Option Scheme together with the disadvantages of the Option Scheme.

The primary purpose of the Schemes is to change the incorporation of Allied Gold from Australia to the UK. The relative ownership interest held by Allied Gold shareholders in Allied Gold Mining PLC will, in all material respects, be equal to their relative ownership interest in Allied Gold. Although the number and exercise price of the options will change because of the exchange ratio under the Option Scheme, in all material respects, the terms of the Allied Gold Mining PLC options are the same as the terms of the Allied Gold options. Accordingly, in considering the advantages and disadvantages of the Share Scheme and the Option Scheme we have not had to undertake an assessment of the fair value of Allied Gold's underlying assets and liabilities.

5.1 Rationale for the Schemes

The directors of Allied Gold unanimously recommend the Schemes to Allied Gold shareholders and optionholders on the basis that the restructure of Allied Gold and the change of incorporation are anticipated to bring the following benefits:

- the transfer of the Company's UK listing from AIM to the main market of the LSE;
- increased visibility of Allied Gold in the UK and European markets;
- potential for greater liquidity in Allied Gold shares;
- possibility that the market may positively re-rate the Company's shares (via Allied Gold Mining PLC); and
- eligibility for Allied Gold Mining PLC as a UK company to be included in major UK indices.

The implementation of the Option Scheme is to facilitate the Share Scheme, in that on completion of both all securities that Allied Gold currently has on issue will be held by Allied Gold Mining PLC and effectively all shareholders and optionholders of Allied Gold will be shareholders and optionholders of Allied Gold Mining PLC.

Further discussion in relation to these anticipated benefits is contained in the remainder of this section.

5.2 Impact on Allied Gold's underlying business

5.2.1 Operations and strategy

The operations of Allied Gold and its controlled entities will remain unchanged notwithstanding the Schemes, with the Company's strategic focus continuing to be on the development of the Simberi and Gold Ridge gold mines to become a greater than 200,000 ozpa producer. A key component of this is the ongoing development of Allied Gold's exploration projects around Simberi and Gold Ridge.

5.2.2 Management and board of directors

The Share Scheme will not result in any changes in the directors and senior management of Allied Gold. The directors and senior management of Allied Gold Mining PLC are same as the directors and management of Allied Gold.

5.2.3 Financial position

Allied Gold's financial position as at 28 February 2011 is detailed in section 3.2. Since then Allied Gold completed the April 11 Placement which raised approximately A$93.8 million. Other than transaction costs, which will be incurred. The assets and liabilities of Allied Gold will not change materially as a result of the Schemes. The current financial performance of Allied Gold should not be affected by the implementation of the Schemes apart from the following:

- costs of implementing the Schemes will be incurred, albeit these will be incurred regardless of whether Allied Gold shareholders and optionholders approve the Schemes; and
- the costs of a listing on the LSE, should that occur as anticipated, is greater than that of an AIM listing.

Allied Gold Mining PLC's accounts will be prepared under International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"). As Australian accounting standards for listed companies have been harmonized to IFRS, the impact on the accounts due to differences between Australian and EU IFRS should not be material. As stated previously, the transfer of incorporation from Australia to the UK should not have any impact on the underlying value of the Company's assets.

5.2.4 Consolidation of Shares and Options

The share and option exchange ratio under the Share Scheme and the Option Scheme of one for six has that impact of reducing the number of shares and options on issue by six. On this basis the 1,198,537,564 shares that Allied Gold will have on issue will reduce to 199,756,259 Allied Gold Mining PLC shares. The 59,537,500 options Allied Gold has on issue will reduce to 9,922,917.

With Allied Gold Mining PLC intending to list on the main market of the LSE, the Directors of Allied Gold believe it more appropriate to have securities that are quoted at a higher price than the current trading range of Allied Gold shares on AIM. During the month of March 2011, Allied Gold shares traded on AIM at between £0.35 and £0.47. The equivalent share price based on a one for six exchange ratio would be £2.10 and £2.82. There is no guarantee that Allied Gold Mining PLC shares will traded at these levels.

5.3 Considerations

In accordance with RG 111, in assessing whether the Schemes are in the best interests to Allied Gold shareholders and optionholders, we have considered the potential advantages and disadvantages to Allied Gold shareholders and optionholders and considered whether the advantages outweigh the disadvantages only in the context of the Schemes.

Ernst & Young Transaction Advisory Services consider that the advantages and disadvantages of rejecting the Schemes are the inverse of accepting the Schemes.

The factors we considered in regards to the Schemes are summarised below. We note that individual shareholders and optionholders may interpret these factors differently depending on their individual circumstances.

5.3.1 Terms of the Schemes

As referred to previously, under the terms of the Schemes, if the Schemes are approved, subject to any Ineligible Foreign Shareholder provisions outlined in section 1.3, Allied Gold Mining PLC will become the head company of Allied Gold and Allied Gold shareholders will become shareholders of Allied Gold Mining PLC in effectively the same proportion as their existing shareholding. In addition, Allied Gold optionholders will become holders of Allied Gold Mining PLC options with effectively the same attaching terms and conditions.

In the Share Scheme Booklet the Directors of Allied Gold state that they believe it is appropriate that the incorporation be transferred to the UK to facilitate the listing of the Company on the main market of the LSE with the objective of raising investor awareness. In particular the Directors consider the following factors as central to the Schemes:

- Allied Gold Mining PLC as an UK incorporated company will be better placed to access UK and European fincial markets, due to:
  - — increased visibility of the Company from an investors perspective;
  - — expectations that an UK head company will overcome resistance from investors who understand company laws in a particular jurisdiction and prefer to invest in companies residing in that jurisdiction; and
  - — access to some institutional investors in the UK who may be prevented by their internal policies from investing in entities incorporated outside the UK;
- as a UK Company, anticipated eligibility and inclusion of Allied Gold Mining PLC in major LSE indices.

  The FTSE100 index is a market capitalisation weighted index representing the performance of the 100 largest UK-domiciled companies, which pass screening for size and liquidity. Allied Gold's market capitalisation as at 4 April (including the 156.3 million shares issued in the share placement on 6 April 2011) was £503 million, which is below the market capitalisation of the smallest company included in the FTSE100 index as at 28 May 2010 of £651 million (median market capitalisation was £4,476 million). However Allied Gold's market capitalisation as at 4 April 2011 was above the market capitalisation of the smallest company included in the FTSE250 index being £76 million (median £595 million). The FTSE250 index is a market capitalisation weighted index representing the performance of the next 250 largest UK-domiciled companies after the 100 largest UK domiciled companies, which pass screening for size and liquidity;
- a holding company with UK incorporation will better reflect the geographic spread of investors in Allied Gold;
- easier access for UK and European investors to shareholder meetings and improved shareholder relations;
- an ability for shareholders to participate in the CREST system, which is the paperless trading facility used in the UK. Currently Allied Gold shareholders can only participate in the CREST systems through Dis; and
- should the benefits above eventuate, the possibility of the market positively re-rating and increasing liquidity of the Company's shares (via Allied Gold Mining PLC).

All of these matters are discussed in further detail within the Scheme Booklet. Although these factors are valid in rationalising the change of incorporation, the benefits expected to be derived under each are not necessarily able to be quantified. From a qualitative perspective each of the factors considered by the Directors appear reasonable. From the perspective of Allied Gold optionholders, who will hold rights to acquire Allied Gold Mining PLC Shares after the Option Scheme, the Option Scheme will enable Allied Gold optionholders to be able to participate in the benefits available to Allied Gold shareholders under the Share Scheme.

5.3.2 Domicile of existing Allied Gold shareholders

Included in the table below is a summary of shareholder domicile over the period 28 September 2006 to 24 March 2011 at various dates, based on the shareholder's percentage interest in the number of shares outstanding. The analysis from 28 September 2006 to 30 September 2009 is based on an analysis of the

top 100 or so shareholdings. Analysis from 1 April 2010 onwards is based on interests of 50,000 shares or more.

Allied Gold—Domicile of Shareholders 2006 to 2011 Percentage Interest in Issued Shares

Domicile	28 Sept 2006	30 March 2007	2 July 2007	31 March 2008	30 Sept 2008	31 March 2009	30 Sept 2009	1 April 2010	30 Sept 2010	24 March 2011
Australia	22%	20%	15%	17%	22%	17%	15%	6%	6%	8%
Asia (excl Australia)	13%	14%	13%	11%	3%	2%	2%	1%	1%	1%
Canada	0%	0%	0%	0%	0%	0%	0%	6%	4%	3%
Europe (excl UK)	2%	1%	1%	1%	1%	2%	2%	1%	2%	2%
North America (excl Canada)	20%	11%	15%	18%	14%	14%	13%	29%	30%	30%
Rest of World	4%	4%	9%	14%	22%	20%	24%	2%	1%	2%
UK	27%	22%	27%	28%	34%	41%	42%	49%	50%	49%
Balance unanalysed	12%	27%	19%	10%	4%	4%	2%	5%	5%	5%
	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Australia and Asia	35%	34%	28%	28%	25%	20%	17%	7%	8%	9%
North America (incl Canada)	20%	12%	15%	18%	14%	14%	13%	35%	34%	33%
Rest of World	4%	4%	9%	14%	22%	20%	24%	2%	1%	2%
UK and Europe	29%	23%	28%	29%	35%	43%	44%	51%	52%	51%
Balance unanalysed	12%	27%	19%	10%	4%	4%	2%	5%	5%	5%
	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Source: Thomson Reuters share registry analysis

These percentages are based on the total shares outstanding in Allied Gold. The analysis shows that over the period from September 2006 to March 2011, the shareholding of those investors domiciled in Australia have decreased from 22% to 8%. Furthermore, the number of shares held by investors domiciled in the UK has increased from 27% to 49% and those owned by Canadian and North American domiciled investors have increased from 20% to 33%. Included below is a summary of the trading volumes in Allied Gold shares on the ASX, AIM and TSX for the period November 2009 through to March

2011, together with an analysis of the liquidity of Allied Gold shares and the percentage of shares traded on each exchange:

Allied Gold—Share Trading Volumes

Month	ASX Volume	AIM Volume	TSX Volume	Total Volume	Total Liquidity	Share of Total Shares Traded		
						ASX	AIM	TSX
	000s	000s	000s	000s	000s	%	%	%
Nov-09	9,000	4,217	56	13,273	2.5%	67.8%	31.8%	0.4%
Dec-09	15,097	4,106	20,941	40,145	6.9%	37.6%	10.2%	52.2%
Jan-10	28,530	9,171	8,404	46,105	4.4%	61.9%	19.9%	18.2%
Feb-10	12,046	6,735	2,449	21,230	2.0%	56.7%	31.7%	11.5%
Mar-10	16,247	26,179	3,988	46,414	4.5%	35.0%	56.4%	8.6%
Apr-10	9,780	12,089	3,678	25,547	2.5%	38.3%	47.3%	14.4%
May-10	17,040	12,610	4,098	33,748	3.2%	50.5%	37.4%	12.1%
Jun-10	8,202	3,941	616	12,760	1.2%	64.3%	30.9%	4.8%
Jul-10	9,359	1,866	618	11,844	1.1%	79.0%	15.8%	5.2%
Aug-10	8,609	1,790	1,357	11,756	1.1%	73.2%	15.2%	11.5%
Sep-10	22,287	12,510	3,286	38,084	3.7%	58.5%	32.8%	8.6%
Oct-10	21,226	11,745	3,589	36,560	3.5%	58.1%	32.1%	9.8%
Nov-10	20,248	12,774	5,188	38,210	3.7%	53.0%	33.4%	13.6%
Dec-10	45,721	17,451	7,587	70,759	6.8%	64.6%	24.7%	10.7%
Jan-11	42,343	8,774	1,711	52,828	5.1%	80.2%	16.6%	3.2%
Feb-11	14,412	10,309	2,092	26,813	2.6%	53.8%	38.4%	7.8%
Mar-11	44,499	17,962	917	63,378	6.1%	70.2%	28.3%	1.4%

Source: Reuters, EY analysis

Over the period from November 2009 to March 2011, the number of shares held by shareholders domiciled in Australia and Asia reduced from 17% to 9%, North America (including Canada), as a consequence of the acquisition of ASG, increased from 13% to 33% and UK and Europe increased from 44% to 51%.

Correlating this analysis with the table above, it is of interest that while less shares are held by shareholders domiciled in Australia and Asia, on average approximately 60% of the Allied Gold shares traded are traded on the ASX. In stating this, Allied Gold's liquidity is fairly low with the monthly average number of shares traded across the period November 2009 to March 2011 equating to only 3.6% of the shares on issue.

With greater than 50% of the shares issued in Allied Gold being held by shareholders domiciled in UK and Europe, the relevance of Australia to the ongoing profile of the Company is becoming less significant. The rationale of transferring the domicile to the UK and listing Allied Gold Mining PLC on the main market of the LSE, being the market where the majority of shareholders are closest to, as a means of increasing the liquidity of the Company's shares appears reasonable. Australian based shareholders who take up CDIs in Allied Gold Mining PLC will be able to continue to traded on the ASX.

5.3.3 Capital raising

Outlined below is a summary of the major capital raisings undertaken over the previous five years by Allied Gold.

Allied Gold—Share Placement History

Date	Funding Purpose	Amount Raised	Percent of Issued Capital	% of Share Placement taken up by residents in.. UK	USA/ Canada	Australia	Other
		A$000's					
Feb 2006	Development of Simberi Gold project	6,684	10.3%			≈100%	
April 2006	Development of Simberi Gold project (AIM Listing 3 May 2006) .	35,000	48.5%	≈100%			
May 2006	Development of Simberi Gold project (AIM Listing 3 May 2006)	13,080	8.9%	≈100%			
April 2007	Acquisition of drill rigs and exploration program	13,056	15.0%	≈100%			
Jan 2008	Additional working capital	10,528	4.3%	≈100%			
April 2008	Additional working capital	987	0.4%			≈100%	
August 2008	Additional working capital	10,536	9.0%	≈100%			
March 2009	Additional working capital	30,825	15.0%	85%		15%	
Dec 2010	Additional working capital (TSX Listing 16 November 2009)	159,388	78.9%	47%	29%	24%	
April 2010	Additional working capital	93,799	15.0%	78%	14%	4%	4%
		373,883					
			A$000's	256,476	59,354	54,300	3,752
				68.6%	15.9%	14.5%	1.0%

Note: ≈100% represents either all of the placement was taken up predominately by or by residents of the relevant country

Source: Thomson Reuters share registry analysis, Allied Gold management

The table above shows that of the A$373.883 million of equity raisings undertaken by Allied Gold over the five years from February 2006, of what was offered 68.6% was taken up by investors resident in the UK, with only 14.5% taken up by Australian resident investors.

In the period since Allied Gold listed on the TSX, the Company has raised A$253,187 million, of which 58.5% was taken up by UK resident shareholders and 23.4% by shareholders in USA and Canada. Participation by Australian resident shareholders was 16.6%,

This analysis is a further indication that the UK, and to a lesser extent, North America, has become more relevant to Allied Gold's ability to source new capital than Australia. Part of the rationale of shifting incorporation to the UK is that this trend is expected to continue.

5.3.4 Legal implications

As a company incorporated in Australia, Allied Gold is subject to the Corporations Act in Australia. Conversely, as a company incorporated in England and Wales, Allied Gold Mining PLC will be subject to company and financial services law in the UK. Generally, the protection afforded to shareholders under each jurisdiction is of a comparable high standard in that the rules and regulations which govern the administration and operations of a company in the UK are similar to the requirements in Australia. Included below is a summary of some of the key aspects relevant to shareholders in both jurisdictions.

Takeover protection for minority shareholders

The purpose of the takeover rules within Australian corporate legislation is to provide protection for minority shareholders. The Corporations Act includes a general prohibition of an acquisition of shares where the acquirer's voting interest in a listed company will or already exceeds 20% of the voting

interests in that company. The Australian takeover rules have a number of exceptions to this prohibition, including:

- on market acquisitions during a takeover offer;
- acquisitions under a pro rata rights offer;
- acquisitions pursuant to a prospectus;
- creeping acquisitions increasing voting power by no more than 3% every six months;
- an acquisition approved by a company's shareholders in general meeting; and
- acquisitions resulting from the exercise of options or conversion of convertible notes in certain circumstances.

In the UK, the conduct of takeovers is governed by the City Code on Takeovers and Mergers (the "City Code") which is issued by the UK Panel on Takeovers and Mergers (the "Panel"). The City Code and the Panel operate primarily to ensure fair and equal treatment of all shareholders in relation to takeovers. Although the Code is not law, it is fully supported by government and other regulatory authorities.

Under Rule 9 of the City Code, when a person acquires shares which together with shares already held carry a 30% or more interest in the voting rights of a company, that person must make a mandatory takeover offer for the remainder of the shares not already owned. A similar obligation arises where a person who holds not less than 30% and not more than 50% of the voting rights of a company acquires any further shares carrying voting rights. Rule 9 limits the conditions which may be attached to such offers and provides that the minimum consideration under the offer must be no less than the highest price paid by the offeror for shares in the target over the preceding 12 months. In addition, Rule 11 of the City Code requires the offeror to provide a cash alternative for all shareholders of a class of shares if the offeror acquired interests in the class of shares carrying 10% or more of the voting rights in the offer period and the previous 12 months.

Substantial Shareholder Notices

Under the Corporations Act, a number of provisions require the timely disclosure of shareholder entitlement where that entitlement exceeds 5% of the voting shares of a company. The UK Financial Services Authority enforces the Disclosure and Transparency Rules ("DTR"). Under Chapter 5 of the DTR, disclosure is required if a party becomes entitled to an interest of 3% or more of issued capital in a company or, if that person already holds 3% or more increases his/her interest through a whole percentage point.

Continuous Disclosure and Insider Trading

ASX Listing Rule 3.1 requires a company to disclose any information, subject to certain exemptions, that may have a material impact on its share price or value. ASX Listing Rule 3.1 is legally enforced under the Corporations Act. The UK Listing Authority under Listing Rule 9, requires similar disclosures in regards to information which is likely to cause a substantial movement in the share price of a company.

Both Australian and UK legislation contain extensive provisions concerning the prohibition of insider trading.

Class Style Transaction Tests

Chapter 10 of the UK Listing Rules contain prescriptive rules that require companies included on the premium list of the LSE to disclose and obtain approval for certain significant transactions. Significant transactions include reverse takeovers, some related party transactions and "Class 1" transactions. For example, where an asset is acquired or disposed of, that is above 25% of various thresholds, then shareholder approval would be required to undertake the transaction.

ASX Listing Rule 10.1 requires shareholder approval of substantial transactions with persons of significant influence.

Rights of Pre-emption

ASX Listing Rule 7.1 allows 15% of issued capital to be issued in any 12 month period without shareholder approval. UK law requires an offer of unissued shares for cash consideration to be made

first to existing shareholders in proportion to their holdings, unless shareholders resolve not to apply those rights.

5.3.5 Tax implications

The tax implications of the Schemes and the transfer of domicile to the UK are considered in detail within the Taxation Report prepared by PricewaterhouseCoopers (the "PwC Taxation Report") included in section 15 of the Share Scheme Booklet. Shareholders should consult their own professional advisers in respect of their individual tax positions. As a general guide, a summary of the key tax consequences of the Schemes are set out below

Individual Shareholder Implications

- Australian resident Allied Gold shareholders who hold their share investment on capital account may be able to elect to defer any Australian capital gains tax ("CGT") liability that would otherwise arise from the Share Scheme being implemented, by way of scrip for scrip rollover relief.
- In general, Allied Gold shareholders that are resident in UK and Canada should not be subject to Australian CGT, though UK resident shareholders should refer to section 2.1.3 of the PwC Taxation Report and Canadian resident shareholders should refer to section 3.1.3 of the PwC Taxation Report.
- For UK resident Allied Gold shareholders, for the purposes of UK taxation, the Share Scheme should generally not result in a chargeable gain or allowable loss to the shareholder as any chargeable gain or allowable loss which would otherwise have arisen from the Share Scheme should be "rolled over" into their Allied Gold Mining PLC Shares. However UK shareholders should be aware that holding shares in a UK incorporated company may give rise to a number of UK Stamp Duty, Stamp Duty Reserve Tax and Inheritance Tax implications. These implications are explained in further detail in Attachment A of the PwC Taxation Report.
- For Canadian residents Allied Gold shareholders who hold their Allied Gold shares on capital account, rollover relief for Canadian tax purposes should be available to defer any capital gain that would otherwise arise from the Share Scheme.

Individual Optionholder Implications

- To the extent that Allied Gold Mining PLC options are received as consideration for the cancellation of Allied Gold options, rollover relief should be available either under Australian CGT scrip for scrip rollover rules or under employee share scheme rollover relief rules, subject to certain conditions being satisfied. Australian resident Allied Gold optionholders should refer to section 4.1 of the PwC Taxation Report for further detail. If rollover relief is available, this has the effect of ignoring any capital gain or taxation implications that would otherwise arise.
- For UK tax purposes, on the basis that the Allied Gold options fall within the employment related securities legislation, UK resident Allied Gold optionholders should not be charged employment tax at the time Allied Gold Mining PLC options are granted. If and when the Allied Gold Mining PLC option is exercised, there should be a charge to employment tax on UK resident Allied Gold Mining PLC optionholders at that time.
- Provided that Allied Gold optionholders will receive Allied Gold Mining PLC options of an equivalent value and with equivalent rights for the Allied Gold options that are cancelled then in practice no adverse PNG taxation consequences should arise for either the employer or the individual optionholder.

Corporate Tax Implications

- The residency of Allied Gold Mining PLC as an Australian or UK tax resident will need to be determined. It is Allied Gold management's intention to ensure that Allied Gold Mining PLC will be an Australian resident for tax purposes.
- As an Australian resident, Allied Gold Mining PLC will be subject to Australian income tax and will be able to generate and distribute Australian imputation credits.

- There are no material income tax, stamp duty or GST implications that should arise to Allied Gold as a result of the Schemes.
- Whether or not Allied Gold Mining PLC is a UK tax resident, Allied Gold Mining PLC may be subject to UK controlled foreign company rules, the implications of which are set out in further detail within section 5.3.1 of the PwC Taxation Report.
- There should be no Canadian, PNG or Solomon Islands income tax or stamp duty implications arising from the Schemes.

Ernst & Young Transaction Advisory Services has not considered the specific taxation implications for Allied Gold, individual Allied Gold shareholders or optionholders. The specific tax consequences of the Schemes will vary depending on the circumstances of each individual Allied Gold shareholder and optionholder. Allied Gold shareholders and optionholders should consider the PwC Taxation Report included in the Share Scheme Booklet and Option Scheme Explanatory Memorandum. These specific tax consequences need to be borne in mind by each Allied Gold shareholder and optionholder in weighing up the merits of the Schemes. Allied Gold shareholders and optionholders who are in doubt as to the action they should take in relation to the Share Scheme and the Option Scheme should consult their own professional advisers.

5.4 Alternatives

The alternative to completing the Schemes is maintaining the status quo with Allied Gold continuing to be the head company and the ASX being the primary listing. On the basis that Australia is less critical to the Company from a shareholder and source of capital perspective, the rationale for maintain things as they are is limited.

Having considered the alternatives the Directors of Allied Gold believe the Schemes achieve the best outcome for shareholders and optionholders.

5.5 Conclusion on the Share Scheme

In assessing whether or not the Share Scheme is in the best interests of Allied Gold shareholders, we have considered the likely advantages and disadvantages to the shareholders if the Share Scheme is implemented, with the advantages and disadvantages to those shareholders if it is not. In this regard we have taken into account the following matters:

Advantages

- **A UK holding company better reflects the geographic spread of investors in Allied Gold:** Over time the domicile mix of Allied Gold shareholders has changed, in that from 28 September 2006 to 24 March 2011, the shareholding of those investors domiciled in Australia have decreased from 22% to 8%. Furthermore, the number of shares owned by investors domiciled in the UK has increased from 27% to 49% and those owned by Canadian and USA domiciled investors have increased from 20% to 33%. This confirms that the Australian incorporation for the Company is becoming less significant.
- **Increased liquidity:** With greater than 50% of the shares issued in Allied Gold being held by shareholders domiciled in UK and Europe, the relevance of Australia to the ongoing profile of the Company is becoming less significant. The rationale of transferring the incorporation to the UK and listing Allied Gold Mining PLC on the main market of the LSE, being the market where the majority of shareholders are closest to, as a means of increasing the liquidity of the Company's shares appears reasonable. Australia based shareholders who take up CDIs in Allied Gold Mining PLC will be able to trade the CDIs on the ASX.
- **Improved location for future capital raisings:** Having a UK holding company in Allied Gold Mining PLC is expected to further enhance the Company's ability to raise capital from the UK and European markets due to:
  - — increased visibility for Allied Gold Mining PLC in the UK and European markets;
  - — expectations that a UK head company will overcome resistance from investors who understand company law in a particular jurisdiction and prefer to invest in companies residing in that jurisdiction; and

— access to some institutional investors in the UK who may be prevented by their internal policies from investing in entities incorporated outside the UK.

While the reasons provided by the Directors of Allied Gold for the need to change incorporation appear reasonable from a qualitative perspective, the benefits expected to be derived are not necessarily able to be quantified;

The importance of sourcing capital from the UK and overseas markets for Allied Gold has grown over time as evidenced by the fact that of the A$373.9 million equity raisings undertaken by Allied Gold over the five years from February 2006, 68.6% was taken up by investors resident in the UK, with only 14.5% taken up by Australian resident investors.

In the period since Allied Gold listed on the TSX in November 2009, the Company has raised A$253.2 million, of which 58.5% was taken up by UK resident shareholders and 23.4% by shareholders in USA and Canada. Participation by Australian resident shareholders was 16.6%.

This analysis is a further indication that the UK, and to a lesser extent, North America, has become more relevant to Allied Gold's ability to source new capital than Australia. Part of the rationale of shifting incorporation to the UK is that this trend is expected to continue.

- **Easier access for UK and European investors to shareholder meetings:** Given the change in the domicile mix of Allied Gold shareholders, it is expected that the change in incorporation of the head company for Allied Gold from Australia to UK will enable a greater number of shareholders to physically attend shareholder meetings. The majority of Allied Gold shares are held by shareholders resident in the UK or Europe.
- **Ability for shareholders to participate in the CREST system:** CREST is the paperless trading facility used in the UK. Currently Allied Gold shareholders can only participate in the CREST systems through Dis. Following the Share Scheme, shareholders that own Allied Gold Mining PLC shares will be able to settle these shares on the CREST system.
- **Possibility of positive re-rating:** With a large number of capital raisings by Allied Gold being UK and European based and focused, and with the intention to list Allied Gold Mining PLC on the main market of the LSE, it is also possible that the change of incorporation may positively lead to a re-rating of the Company's shares, as a result of its inclusion in some key indices.

Disadvantages

- **Costs:** Costs of implementing the Share Scheme will be incurred, albeit these will be incurred regardless of whether shareholders approve the Share Scheme.
- **Change in jurisdiction:** While the change in jurisdiction from Australia to UK may enhance interest in Allied Gold among investors familiar with UK company laws, upon completion of the Share Scheme, Allied Gold Mining PLC will not be subject to the provisions of the Corporations Act, which existing Australian resident shareholders may be familiar with. However the protection afforded to shareholders under each jurisdiction is of a comparable high standard.
- **Less access for Australian investors to shareholder meetings:** The change in incorporation of the head company for Allied Gold from Australia to UK will mean it will be inconvenient for Australian investors to attend shareholder meetings in the UK. However as noted previously, the majority of Allied Gold shares are held by shareholders resident in UK or Europe.
- **Ability for Australian shareholders to participate in the CHESS system:** After the Share Scheme, Australian resident shareholders who do not elect to receive Allied Gold Mining PLC shares will receive CDIs which are capable of being traded on the ASX and settled through the CHESS system. Given the history of trading of Dis does not suggest that the market would necessarily apply a discount to the CDIs relative to the price of Allied Gold Mining PLC shares.

Other Matters

- **No change in control:** The Share Scheme does not involve a change in control, in that subject to the Ineligible Foreign Shareholder provisions referred to in Section 1.2, the shareholders of Allied Gold will effectively become shareholders of Allied Gold Mining PLC, with the same beneficial percentage interests.

- **No change in the Company's underlying assets:** If the Share Scheme is successful the assets and liabilities of Allied Gold Mining PLC will be represented by the assets and liabilities of Allied Gold.
- **No material impact on underlying value:** In all material respects, the value of an Allied Gold Mining PLC share will be the same as the value of an Allied Gold share (as adjusted for the effect of the share consolidation of one Allied Gold Mining PLC share for every six Allied Gold shares).
- **No change in operational activities:** The operational activities of Allied Gold will become the operational activities of Allied Gold Mining PLC and will not be affected by the Share Scheme.
- **Accounting standards:** The impact on the accounts due to the differences between Australian and UK accounting standards should not be material.
- **Taxation:** While there are no apparent significant tax issues, each Allied Gold shareholder is encouraged to consult their own professional adviser in regards to the impact of the proposed transaction on their own individual tax position.

Based on our consideration of these factors and the matters detailed throughout the report, in our opinion, the advantages of the Share Scheme outweigh the disadvantages of the Share Scheme. On this basis, in the opinion of Ernst & Young Transaction Advisory Services the Share Scheme is in the best interests of Allied Gold shareholders.

Having regard to the nature of the Share Scheme it is the opinion of Ernst & Young Transaction Advisory Services that, on balance, Allied Gold shareholders as a whole are likely to be better off if the Share Scheme proceeds than if it does not proceed.

5.6 Conclusion on the Option Scheme

In assessing whether or not the Option Scheme is in the best interests of Allied Gold optionholders, we have similarly considered the likely advantages and disadvantages to the optionholders if the Option Scheme is implemented, with the advantages and disadvantages to those optionholders if it is not. In this regard we have taken into account the following matters:

- **Receipt of Allied Gold Mining PLC options under same terms:** The terms and conditions of Allied Gold Mining PLC options to be issued in exchange for Allied Gold options are effectively the same in all material respects.
- **No tax issues:** While there are no apparent significant tax issues, each Allied Gold optionholder is encouraged to consult their own professional adviser in regards to the impact of the proposed transaction on their own individual tax position.
- **Share Scheme reliant on Option Scheme approval.** Approval of the Option Scheme is required to enable the Share Scheme to proceed. Given the advantages of the Share Scheme, optionholders will be better off.

Based on our consideration of these factors and the matters detailed throughout the report, in our opinion, the advantages of the Option Scheme outweigh the disadvantages of the Option Scheme. On this basis, in the opinion of Ernst & Young Transaction Advisory Services the Option Scheme is in the best interests of Allied Gold optionholders.

Having regard to the nature of the Option Scheme it is the opinion of Ernst & Young Transaction Advisory Services that, on balance, Allied Gold optionholders as a whole are likely to be better off if the Option Scheme proceeds than if it does not proceed.

APPENDIX A STATEMENT OF QUALIFICATIONS AND DECLARATIONS

Ernst & Young Transaction Advisory Services, which is wholly owned by Ernst & Young, holds an Australian Financial Services Licence under the Corporations Act and its representatives are qualified to provide this report. The directors of Ernst & Young Transaction Advisory Services responsible for this report have not provided financial advice to Allied Gold.

Prior to accepting this engagement, Ernst & Young Transaction Advisory Services considered its independence with respect to Allied Gold with reference to Regulatory Guide 112.

Independence of experts.

This report has been prepared specifically for the shareholders of Allied Gold in relation to the Schemes. Neither Ernst & Young Transaction Advisory Services, Ernst & Young and any employee thereof undertakes responsibility to any person, other than the Allied Gold shareholders and optionholders, in respect of this report, including any errors or omissions howsoever caused.

The statements and opinions given in this report are given in good faith and the belief that such statements and opinions are not false or misleading. In the preparation of this report Ernst & Young Transaction Advisory Services has relied upon and considered information believed after due inquiry to be reliable and accurate. Ernst & Young Transaction Advisory Services has no reason to believe that any information supplied to it was false or that any material information has been withheld from it. Ernst & Young Transaction Advisory Services has evaluated the information provided to it by Allied Gold, its advisors, as well as other parties, through inquiry, analysis and review, and nothing has come to its attention to indicate the information provided was materially mis-stated or would not afford reasonable grounds upon which to base its report. Ernst & Young Transaction Advisory Services does not imply and it should not be construed that it has audited or in any way verified any of the information provided to it, or that its inquiries could have verified any matter which a more extensive examination might disclose.

The information relied upon in the preparation of this report is set out in Appendix B to this report.

Allied Gold has provided an indemnity to Ernst & Young Transaction Advisory Services for any claims arising out of any mis-statement or omission in any material or information provided to it in the preparation of this report.

Ernst & Young Transaction Advisory Services provided draft copies of this report to the directors and management of Allied Gold for their comments as to factual accuracy, as opposed to opinions, which are the responsibility of Ernst & Young Transaction Advisory Services alone. Changes made to this report as a result of this review by the directors and management have not changed the methodology or conclusions reached by Ernst & Young Transaction Advisory Services.

Ernst & Young Transaction Advisory Services will receive a professional fee based on time spent in the preparation of this report estimated at approximately $60,000 (exclusive of GST). Ernst & Young Transaction Advisory Services will not be entitled to any other pecuniary or other benefit whether direct or indirect, in connection with the making of this report.

Mr William Hall, a representative of Ernst & Young Transaction Advisory Services and an executive director of Ernst & Young and Mr Ken Pendergast, a director and representative of Ernst & Young Transaction Advisory Services and a partner of Ernst & Young have assumed overall responsibility for this report. Both have the necessary experience and professional qualifications appropriate to the advice being offered. Other Ernst & Young Transaction Advisory Services staff have been consulted in the preparation of this report where appropriate.

It is not intended that the report should be used for any other purpose other than to be included in the Notice of Meeting and Share Scheme Booklet and the Option Scheme Explanatory Statement to be sent to Allied Gold shareholders and optionholders with respect to the Schemes. In particular, it is not intended that this report should be used for any other purpose other than as an expression of its opinion as to whether or not the Share Scheme and the Option Scheme are in the best interests for Allied Gold shareholders and optionholders.

The financial forecasts used in the preparation of this report reflect the judgement of directors and management of Allied Gold based on present circumstances, as to both the most likely set of conditions and the course of action it is most likely to take. It is usually the case that some events and circumstances do not occur as expected or are not anticipated. Therefore, actual results during the forecast period will

almost always differ from the forecast and such differences may be material. To the extent that our conclusions are based on forecasts, we express no opinion on the achievability of those forecasts.

Ernst & Young Transaction Advisory Services consents to the issue of this report in the form and context in which it is included in the Notice of Meeting and Share Scheme Booklet and the Option Scheme Explanatory Statement.

APPENDIX B SOURCES OF INFORMATION

In preparing this report, Ernst & Young Transaction Advisory Services had regard to the following sources of information:

- Allied Gold's income statements and balance sheets for FY08, FY09 and FY10;
- Allied Gold's management accounts for the period YTD February 2011;
- Allied Gold's budgets for FY11;
- Shares Scheme of Arrangement between Allied Gold and Allied Gold Shareholders;
- Option Scheme of Arrangement between Allied Gold and Allied Gold option holders;
- Option Scheme Explanatory Statement;
- The Deed Poll between Allied Gold and Allied Gold Shareholders;
- The Implementation Agreement between Allied Gold and Allied Gold Mining PLC;
- The Scheme Booklet for the proposed restructure of Allied Gold;
- Board papers prepared in relation to the proposed restructure dated September 2010 and January 2011;
- various presentations prepared by Allied Gold in relation to its operations;
- Presentation prepared by Norton Rose for Allied Gold regarding the move from AIM to the main board of the LSE;
- Details of capital raisings by Allied Gold;
- Group structure information provided by Allied Gold;
- Draft PwC Taxation Report;
- Allied Gold shareholder information at various dates, as provided by the Company's share registry;
- discussions with Allied Gold management;
- various public disclosure documents lodged by Allied Gold with the ASX;
- information from Allied Gold's website, *http://www.*alliedgold.com.au;
- ASIC Regulatory Guides;
- Capital IQ;
- various broker and analyst reports prepared in regards to Allied Gold;
- Thompson Research;
- the Corporations Act and Corporations Regulations;
- the City Code, DTR and UK Listing Rules;
- Representation letter from Allied Gold directors;
- Competent Person's Report;
- DatAnalysis; and
- other publicly available information.

APPENDIX C GLOSSARY

Abbreviation	Full Title/Description
AIM	Alternative Investment Market
Allied Gold or the Company	Allied Gold Limited
April 11 Placement	The share placement announced by Allied Gold on 6 April 2011
ASG	Australian Solomons Gold Limited
ASIC	Australian Securities and Investments Commission
ASTC	ASX Settlement and Transfer Corporation Pty Ltd
ASX	Australian Securities Exchange
BFS	Bankable feasibility study
C$	Canadian dollars
CDI	CHESS Depositary Interest
CDN	CHESS Depositary Nominees Pty Ltd
CGT	Australian capital gains tax
CHESS	Clearing House Electronic Sub-register System
CIP	Carbon in pulp
City Code	The City Code on Takeovers and Mergers
Competent Person's Report	The report prepared by Golder Associates dated April 2010, to be included in the prospectus being prepared to support Allied Gold Mining PLC's admittance to the main market of the LSE
Corporations Act	The Corporations Act 2001
Corporations Regulations	Corporations Regulations 2001
CREST	The relevant system (as defined by the
DIs	Depository Interests
DTR	Disclosure and Transparency Rules
Ernst & Young Transaction Advisory Services	Ernst & Young Transaction Advisory Services Limited
Foreign Shareholders	Allied Gold shareholders residing outside of Australia
FSG	Financial Services Guide
FY08, FY09 and FY10	Financial years ended 30 June 2008, 2009 and 2010
JORC Code	Code for Reporting of Mineral Resources and Ore Reserves as prescribed by the Australasian Joint Ore Reserves Committee
LSE	London Stock Exchange
Mtpa	Million tonnes per annum
Options Scheme	The option scheme of arrangement between Allied Gold and Allied Gold optionholders
Ozpa	Ounces of gold per annum
Panel	The Panel on Takeovers and Mergers
PFS	Pre-feasibility study

Abbreviation	Full Title/Description
PNG	Papua New Guinea
PwC	PricewaterhouseCoopers
PwC Taxation Report	Taxation Report prepared by PwC
Register	The register of Allied Gold shareholders
Report	Our Independent Experts Report dated 8 April 2010
RG 111	Regulatory Guide 111: Content of expert reports
SGC	Simberi Gold Corporation
Share Scheme	The share scheme of arrangement between Allied Gold and Allied Gold shareholders
Meetings	The general meetings of Allied Gold shareholders and optionholders that are to be held on or about 6 June 2011
Treasurer	The Treasurer of the Commonwealth of Australia
TSX	Toronto Stock Exchange
UK	United Kingdom
USA	United States of America
YTDMar11	Nine months to 31 March 2011
A$ or $	Australian dollars
£ or GBP	British pounds

Ernst & Young Transaction Advisory Services Limited
Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000 Australia
GPO Box M939 Perth WA 6843
Tel: +618 9429 2222
Fax: +618 9429 2192
www.ey.com/au

THIS FINANCIAL SERVICES GUIDE FORMS PART OF THE INDEPENDENT EXPERT'S REPORT

28 April 2011

PART 2—FINANCIAL SERVICES GUIDE

1. Ernst & Young Transaction Advisory Services

Ernst & Young Transaction Advisory Services Limited (''Ernst & Young Transaction Advisory Services'' or ''we,'' or ''us'' or ''our'') has been engaged to provide general financial product advice in the form of an Independent Expert's Report (''Report'') in connection with a financial product of another person. The Report is set out in Part 1.

2. Financial Services Guide

This Financial Services Guide (''FSG'') provides important information to help retail clients make a decision as to their use of the general financial product advice in a Report, information about us, the financial services we offer, our dispute resolution process and how we are remunerated.

3. Financial services we offer

We hold an Australian Financial Services Licence which authorises us to provide the following services:

- Financial product advice in relation to securities, derivatives, general insurance, life insurance, managed investments, superannuation, and government debentures, stocks and bonds; and
- Arranging to deal in securities.

4. General financial product advice

In our Report we provide general financial product advice. The advice in a Report does not take into account your personal objectives, financial situation or needs.

You should consider the appropriateness of a Report having regard to your own objectives, financial situation and needs before you act on the advice in a Report. Where the advice relates to the acquisition or possible acquisition of a financial product, you should also obtain an offer document relating to the financial product and consider that document before making any decision about whether to acquire the financial product.

We have been engaged to issue a Report in connection with a financial product of another person. Our Report will include a description of the circumstances of our engagement and identify the person who has engaged us. Although you have not engaged us directly, a copy of the Report will be provided to you as a retail client because of your connection to the matters on which we have been engaged to report.

Ernst & Young Transaction Advisory Services Limited, ABN 87 003 599 844
Australian Financial Services Licence No. 240585

5. Remuneration for our services

We charge fees for providing Reports. These fees have been agreed with, and will be paid by, the person who engaged us to provide a Report. Our fees for Reports are based on a time cost or fixed fee basis. Our directors and employees providing financial services receive an annual salary, a performance bonus or profit share depending on their level of seniority.

Ernst & Young Transaction Advisory Services is ultimately owned by Ernst & Young, which is a professional advisory and accounting practice. Ernst & Young may provide professional services, including audit, tax and financial advisory services, to the person who engaged us and receive fees for those services.

Ernst & Young Transaction Advisory Services Limited, ABN 87 003 599 844 Australian Financial Services Licence No. 240585 Except for the fees and benefits referred to above, Ernst & Young Transaction Advisory Services, including any of its directors, employees or associated entities should not receive any fees or other benefits, directly or indirectly, for or in connection with the provision of a Report.

6. Associations with product issuers

Ernst & Young Transaction Advisory Services and any of its associated entities may at any time provide professional services to financial product issuers in the ordinary course of business.

7. Responsibility

The liability of Ernst & Young Transaction Advisory Services, if any, is limited to the contents of this Financial Services Guide and the Report.

8. Complaints process

As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial services. All complaints must be in writing and addressed to the AFS Compliance Manager or Chief Complaints Officer and sent to the address below. We will make every effort to resolve a complaint within 30 days of receiving the complaint. If the complaint has not been satisfactorily dealt with, the complaint can be referred to the Financial Ombudsman Service Limited.

9. Compensation Arrangements

The Company and its related entities hold Professional Indemnity insurance for the purpose of compensation should this become relevant. Representatives who have left the Company's employment are covered by our insurances in respect of events occurring during their employment. These arrangements and the level of cover held by the Company satisfy the requirements of section 912B of the Corporations Act 2001.

Contacting Ernst & Young Transaction Advisory Services	Contacting the Independent Dispute Resolution Scheme:
AFS Compliance Manager Ernst & Young 680 George Street Sydney NSW 2000	Financial Ombudsman Service Limited PO Box 3 Melbourne VIC 3001
Telephone: (02) 9248 5555	Telephone: 1300 78 08 08

This Financial Services Guide has been issued in accordance with ASIC Class Order CO 04/1572.

pwc

The Directors
Allied Gold Limited
PO Box 2019
MILTON QLD 4064

28 April 2011

Dear Directors

Proposed Restructure—Incorporation of Ultimate Holding Company

Taxation Opinion

We refer to your request for the preparation of a Taxation Opinion for the Shareholders and Option holders of Allied Gold Limited (Allied Gold) in relation to a proposed Scheme of Arrangement that will be undertaken to facilitate Allied Gold listing on the London Stock Exchange (LSE). We understand that this Tax Opinion will be included in the Scheme Booklet to be dated on or about 28 April 2011.

Scope of taxation opinion

This Taxation Opinion provides a general summary of the taxation position of Shareholders and Option holders of Allied Gold in relation to the proposed share and option exchange with Allied Gold Mining PLC (Allied UK), an ultimate holding company newly incorporated in the United Kingdom (the "Proposal"). We have considered within the scope of our opinion:

- The taxation implications for Shareholders who are resident in Australia, Canada and the United Kingdom (UK) only;
- The taxation implications for Option holders who are resident in Australia, the UK and Papua New Guinea (PNG) only; and
- The income tax, stamp duty and Australian Goods and Services Tax (GST) implications arising to the current members of the Allied Gold Group in Australia, Canada, the UK, PNG and the Solomon Islands only.

In providing this opinion, PricewaterhouseCoopers has relied upon certain facts set out in the Scheme Booklet that have not been independently reviewed or verified by PricewaterhouseCoopers. This Taxation Opinion has been prepared for the purposes of the Scheme Booklet and should be read in conjunction with the Scheme Booklet.

The taxation summary contained in this Taxation Opinion regarding the tax considerations does not purport to be a complete analysis of the potential tax consequences of the Proposal and is intended as a general guide to the tax implications only. It applies to Allied Gold Shareholders who are individuals, trustees, companies or complying superannuation funds and who hold their Allied Gold ordinary shares (Allied Gold shares) on capital account. Our comments are not intended to cover the tax implications for Allied Gold Shareholders who are not residents of Australia, Canada or the UK for tax purposes or who hold their Allied Gold shares as trading stock or on revenue account. Our comments are not intended to cover the tax implications for Allied Gold Option holders who are not residents of Australia, the UK or PNG for tax purposes.

The taxation summary contained in this Taxation Opinion is not a substitute for obtaining advice from an appropriate professional adviser having regard to the Shareholder's or Option holder's individual

PricewaterhouseCoopers, ABN 52 780 433 757
Riverside Centre, Level 15, 123 Eagle Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001
DX 77 Brisbane, Australia
T: +61 7 3257 5000, F:+61 7 3257 5999, pwc.com.au

circumstances. All Shareholders and Option holders are strongly advised to obtain their own professional advice on the tax implications based on their own specific circumstances.

The comments below are based on our opinion of the law and understanding of the practice of the tax authorities in Australia, Canada, the UK, PNG and the Solomon Islands as at the date of this document. The law is complex and subject to change periodically as is the interpretation by the courts and the relevant revenue authorities in each jurisdiction. We have not sought to have our opinion ruled upon by the Australian Tax Office (ATO) nor by any other revenue authority, unless otherwise noted in this opinion, and therefore there is a risk that a revenue authority may not agree with our opinion or aspects of it.

Structure of taxation opinion

1 Australian tax resident ordinary shareholders

2 UK tax resident ordinary shareholders

3 Canadian tax resident ordinary shareholders

4 Tax implications for option holders on exchange of options in Allied Gold for options in Allied UK

5 Tax implications for the Allied Gold Limited Group

Executive summary

The key tax implications in relation to the proposed arrangement are summarised below.

Shareholder implications

We have been advised that pursuant to the Proposal each Allied Gold Shareholder will be entitled to receive consideration for the transfer of their Allied Gold shares to Allied UK, in the form of Allied UK ordinary shares (Allied UK shares). Under the Proposal, Allied UK will acquire 100% of the Allied Gold shares. Allied Gold Shareholders will receive one Allied UK share in consideration for each six Allied Gold shares that are disposed. Following the share exchange and consolidation, all remaining fractional entitlements will be cancelled by Allied UK. The tax implications for Allied Gold Shareholders in relation to this arrangement are summarised below.

We have only considered the implications arising to those Allied Gold Shareholders who hold their Allied Gold ordinary shares on capital account. Shareholders who hold their ordinary shares in any other capacity should seek their own relevant advice.

Australia

- The Capital Gains Tax (CGT) consequences upon the disposal of shares in Allied Gold for shares in Allied UK have been considered in principle. To the extent that the market value of the shares received differs from the CGT cost base or reduced cost base, a capital gain or capital loss respectively may arise.
- However, to the extent that Allied UK shares are received as consideration for the disposal of Allied Gold shares, a Shareholder who holds their share investment on capital account may be able to elect to obtain rollover relief under the Australian CGT scrip for scrip rollover rules. In this circumstance, any capital gain realised by Allied Gold Shareholders on the transfer of Allied Gold shares to Allied UK may be deferred until the Allied UK shares received in exchange are ultimately sold or otherwise dealt with for CGT purposes.
- Under the scrip for scrip rollover, the CGT cost base of the Allied UK shares received in exchange for the Allied Gold shares will be equal to the CGT cost base of the Allied Gold shares exchanged. The Allied UK shares received will have a deemed acquisition date for CGT purposes that corresponds to the acquisition date of the relevant Allied Gold shares exchanged.
- We have been advised that the effective management of Allied UK will be deemed to be conducted in Australia. Accordingly, Allied UK will likely be deemed to be an Australian resident company for tax purposes. If this is the case, the Australian tax implications associated with owning Allied UK shares will be similar to the current ownership of Allied Gold shares (for example, in relation to dividends received or upon a future sale of the Allied UK shares).

United Kingdom

- A UK resident (or, in the case of an individual, ordinarily resident) Allied Gold Shareholder should generally not be treated as having made a disposal or part disposal of their Allied Gold shares for the purposes of UK taxation of chargeable gains on the implementation of the Proposal. Instead any chargeable gain or allowable loss which would otherwise have arisen on a disposal of such Shareholder's Allied Gold shares should be "rolled over" into their Allied UK shares. The Allied UK shares issued to such a holder should be treated as the same asset and as having been acquired at the same time and for the same consideration as the Allied Gold shares from which they derived.
- In the case of UK resident (or, in the case of an individual, ordinarily resident) Shareholders who hold (alone, or together with connected persons) more than 5% of, or of any class of, shares in Allied Gold the "roll over" described above is only available if the Proposal (i) is effected for bona fide commercial reasons; and (ii) does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of a liability to UK capital gains tax or UK corporation tax.
- Clearance has been given by HM Revenue & Customs under section 138 TCGA 1992, confirming that HM Revenue & Customs regard the Proposal as being effected for bona fide commercial reasons and that the Scheme does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of a liability to capital gains tax or corporation tax. HM Revenue & Customs has also given a clearance that certain other anti-avoidance provisions covering UK income tax and corporate tax in respect of transactions in securities should not be invoked.
- A number of UK Stamp Duty, Stamp Duty Reserve Tax and Inheritance Tax implications arise as a consequence of Shareholders holding shares in a UK incorporated company. These implications are complex in nature and are explained in further detail in Attachment A.

Canada

- A Canadian Shareholder who holds their Allied Gold shares on capital account should be eligible for rollover relief for Canadian tax purposes under the Proposal, unless they choose to realise a gain (or loss) in their return of income for the year in which the Proposal occurs.
- The Canadian tax implications associated with owning Allied UK shares or Allied UK CDIs will be similar to the current ownership of Allied Gold shares and Allied Gold CDIs (for example in relation to dividends received or deemed to be received or upon a future sale of the Allied UK shares or CDIs).

Option holder implications

We have been advised that, pursuant to the Proposal, each Allied Gold Option holder will be entitled to receive consideration for the cancellation of their Allied Gold options in the form of Allied UK options. Allied Gold Option holders will receive one Allied UK option in consideration for each six Allied Gold options that are cancelled. The tax implications for Allied Gold Option holders in relation to this arrangement are summarised below.

Australia

- If a taxing point has previously arisen in relation to the options held, the CGT consequences upon the cancellation of the options in Allied Gold for options in Allied UK have been considered in principle. To the extent that the market value of the options received differs from the CGT cost base or reduced cost base, a capital gain or capital loss respectively may arise.
- However, to the extent that Allied UK options are received as consideration for the cancellation of Allied Gold options (that have previously been subject to a taxing point), an Option holder may be able to elect to obtain rollover relief under the Australian CGT scrip for scrip rollover rules. In this circumstance, any capital gain realised by Allied Gold Option holders on the cancellation of Allied Gold options in exchange for Allied UK options may be deferred until the Allied UK options received in exchange are ultimately exercised, sold or otherwise dealt with for CGT purposes.
- If a taxing point has not arisen in relation to the options held, provided the Option holder continues their employment (or employment-like relationship) with Allied Gold or Allied UK following the Proposal, Employee Share Scheme (ESS) rollover relief should apply. The effect of ESS rollover

relief applying is that the taxation implications arising to Option holders as a result of the restructure are effectively ignored. Where ESS rollover relief applies, the matching options issued by Allied UK are treated as if they are a continuation of the original options held in Allied Gold.

United Kingdom

- For UK tax purposes, it is understood that the Allied Gold options fall within the employment related securities legislation and not the capital gains tax legislation. On this basis, and with regard to UK resident (or ordinarily resident) Allied Gold Option holders, if the Allied Gold option is released and the consideration for that release is the grant of an Allied UK option, there should be no charge to employment tax for such Option holders at the time of exchange. When the Allied UK option is exercised (or released or assigned for money or money's worth), there should be a charge to employment tax on UK resident (or ordinarily resident) Allied UK Option holders at that time.

Papua New Guinea

- Provided that the Allied Gold Option holders will receive Allied UK options of an equivalent value and with equivalent rights for the Allied Gold options that are cancelled then in practice no adverse PNG taxation consequences should arise for either the employer of the Option holder or the individual holding the options.

Tax implications for Allied Gold

- As noted above, it is management's intention to ensure that the activities of Allied UK will be conducted so as to ensure it should be treated as an Australian resident for tax purposes. As an Australian resident, Allied UK will be subject to Australian income tax on its taxable income and it will be able to generate and distribute Australian franking credits.
- No material income tax, stamp duty or GST implications should arise to the current Australian Allied Gold Group as a result of the Proposal.
- It is also management's intention to ensure that the activities of Allied UK are conducted so as to ensure that it is neither resident for tax purposes in the UK, nor conducting activities which give rise to a permanent establishment in the UK. In such circumstances, Allied UK should not (broadly) be subject to UK corporate tax.
- A more detailed discussion of the residence status of Allied UK is set out at 5.1 below. In summary though, it should be noted that the determination of a company's place of residence for tax purposes, and the question whether a permanent establishment is created in the UK, are questions of fact, dependent on particular circumstances and assessed on an ongoing basis in the light of relevant tax law and Double Taxation Agreements. We have neither reviewed nor confirmed the practical application of the intended arrangements to give effect to management's intentions.
- However, the proposed location and structure of management has been described to HM Revenue & Customs, which has considered the implications arising from such arrangements assuming that the structure of management as described is put into effect. In this connection, certain confirmations have been given by HM Revenue & Customs which provide comfort that, assuming Allied UK is treated as resident for tax purposes in Australia under Australian law and practice and for the purpose of double tax agreements, Allied UK should also be treated as not resident in the UK for UK tax purposes. The tax comments in this document are therefore made on the basis that Allied UK should be solely tax resident in Australia.
- Notwithstanding the comments above in respect of tax residence and chargeability to UK corporation tax, on the basis that Allied UK is incorporated in the UK it is prima facie subject to the UK Controlled Foreign Companies (CFC) rules which can operate to apportion to Allied UK, profits of overseas subsidiaries, subjecting such apportioned profits to UK corporation tax.
- There are a number of specific exemptions to the UK CFC rules. Clearance has been given by HM Revenue & Customs under the "motive test" exemption, such that Allied Gold and its existing subsidiaries would not be subject to the UK CFC regime for a period of two years from the end of the accounting period in which the Proposal is implemented (being until 30 June 2013), or until full reform of the UK CFC rules (anticipated to occur in 2012, and assuming such reform involves changes to the motive test), whichever is earlier. On the expiry of this motive test period, it will be

necessary to reassess the application of the UK's CFC rules to Allied UK. As a consequence of the full reform of the UK CFC rules, the specific application of the UK CFC provisions on expiry of the motive test period is at present uncertain. The reform of the UK CFC rules, and general application of the UK CFC rules to Allied UK, is discussed in further detail at 5.3 below.

- There should be no Canadian, Papua New Guinea (PNG) or Solomon Islands income tax or stamp duty implications arising to the Allied Gold Group as a result of the Proposal.

Disclaimer

To persons receiving this document in Australia:

PricewaterhouseCoopers, who prepared this Tax Opinion, is not licensed to provide financial product advice under the Corporations Act 2001 (C'th). Taxation is only one of the matters that must be considered when making a decision on a financial product.

This material has been prepared for general circulation and does not take into account the objectives, financial situation or needs of any recipient. Accordingly, any recipient should, before making a decision on a financial product, consider taking advice from the holder of an Australian Financial Services Licence. Any recipient should, before acting on this material, also consider the appropriateness of this material having regard to their objectives, financial situation and needs and consider obtaining independent financial advice. PricewaterhouseCoopers has not authorised or caused the issue of the whole or any part of this Scheme Booklet except this Tax Opinion.

Yours sincerely,



Peter Dunn
Partner
Tax and Legal Services

1 AUSTRALIAN TAX RESIDENT ORDINARY SHAREHOLDERS

The following comments only consider the implications arising to those Allied Gold Shareholders who hold their Allied Gold shares on capital account. Shareholders who hold their shares in any other capacity should seek their own relevant advice.

1.1 Disposal of shares

The transfer of shares in Allied Gold by Allied Gold Shareholders to Allied UK will constitute a CGT event for Australian tax purposes resulting in a capital gain or loss arising. Prima facie, a capital gain will arise for a Shareholder where the value of the Allied UK shares acquired pursuant to the Proposal exceeds the CGT cost base of the Allied Gold shares disposed. A capital loss will arise where the value of the Allied UK shares acquired is less than the reduced cost base of the Allied Gold shares disposed.

1.1.1 CGT rollover relief

Allied Gold Shareholders who hold their shares on capital account and who would make a capital gain from the exchange of their Allied Gold shares for Allied UK shares may be able to choose to obtain CGT rollover relief under the CGT scrip for scrip rollover rules. If a capital loss arises in relation to the exchange of the Allied Gold shares for Allied UK shares, no rollover relief is available.

The choice to obtain the scrip for scrip rollover must be made by Shareholders by the day they lodge their income tax returns for the income year in which the CGT event happens. A suitable rollover election will be forwarded to each Shareholder once the Proposal has completed. These elections will form part of each Shareholders tax records however they are not required to be filed with the ATO with the Shareholder's income tax return. It is noted that Shareholders can choose whether to elect for rollover or not based on their individual circumstances.

Eligibility of a particular Allied Gold Shareholder for CGT scrip for scrip rollover relief should not be impacted by whether one or more Allied Gold Shareholders do not elect for CGT scrip for scrip rollover relief to apply.

Where CGT rollover relief is applied, the capital gain or loss realised on the transfer of the Allied Gold shares to Allied UK is disregarded for Australian tax purposes and is effectively deferred until the Allied UK shares received in exchange are ultimately sold or otherwise dealt with for CGT purposes. The CGT cost base of the Allied UK shares received will be equal to the CGT cost base in the Allied Gold shares that were exchanged (on a proportional basis).

In addition, the Allied UK shares received in exchange for the Allied Gold shares will be taken to have been acquired on the same date that the original Allied Gold shares were acquired or taken to be acquired. For individuals, trustees and complying superannuation funds, this acquisition date will be relevant for the purposes of determining whether any entitlement to the CGT discount is available in respect of future dealings with the Allied UK shares acquired.

1.1.2 Shareholders who do not seek to apply CGT rollover relief

In relation to any capital gain or loss arising, Allied Gold Shareholders who do not elect to obtain CGT rollover relief will realise that gain or loss for Australian tax purposes during the income year in which the Proposal becomes effective. For CGT purposes, the amount of the sale proceeds deemed to be received by Allied Gold Shareholders will be the market value of the Allied UK shares acquired on the date when the Proposal becomes effective. The same amount will also become the Shareholder's CGT cost base for shares in Allied UK so acquired.

1.2 Ongoing ownership of Allied UK shares

On the basis that you have advised us that Allied UK will be an Australian resident for tax purposes (residency is discussed below at Section 5.1), the taxation consequences of owning Allied UK shares with respect to receiving dividends and share disposals will be similar to the current ownership of Allied Gold shares. The general taxation consequences for Shareholders in relation to holding and disposing of Allied UK shares are outlined below.

1.2.1 Franked dividends

Generally, dividends received by individuals, trustees, superannuation funds or companies will be required to be included in the assessable income of the Shareholder in the income year in which the dividend is paid. Where the dividend paid is fully or partly franked, the franking credits attaching to the dividend will also be required to be included in the Shareholder's assessable income and may be offset against the Shareholder's income tax liability.

Where the income tax payable of an individual or a Shareholder that is a complying superannuation fund (before the application of any tax offsets which may be available) is less than the franking credit offset available to that Shareholder in respect of any franked dividend received, the excess franking credits may be refunded to the individual or complying superannuation fund Shareholder.

Any excess franking credits are unable to be refunded to a Shareholder that is a company. However, excess franking credits are able to be converted by a corporate Shareholder to a tax loss that may be utilised in future years (subject to the loss carry forward tests for companies being satisfied). In addition, a corporate Shareholder is entitled to a credit in its franking account for franking credits received which are then available for distribution as a franked dividend to its shareholders.

It should be noted that subject to certain exemptions, a Shareholder will be required to have held their shares for at least 45 days materially "at risk" in order to be eligible for the franking credit benefits outlined above.

1.2.2 Unfranked dividends

In the circumstances where Allied UK Shareholders receive an unfranked dividend from Allied UK, the amount will be required to be included in the Shareholder's assessable income in the income year in which the dividend is paid. As no franking credits will be attached to such dividends, no additional amount is required to be included in the Shareholder's assessable income and no franking offset will be available.

1.2.3 Disposal of Allied UK shares

Any future disposal of Allied UK shares will constitute a CGT event resulting in a capital gain or loss arising for income tax purposes, subject to the differences (described below) in the case of Allied Gold Shareholders who choose CGT scrip for scrip rollover relief in relation to the exchange of their Allied Gold shares for Allied UK shares and those that do not.

For Allied UK Shareholders who are individuals, trustees or complying superannuation funds, any net capital gain arising from the disposal of Allied UK shares may be reduced by 50% (for individuals), 50% (for trustees) and 33% (for complying superannuation funds) where they have held their Allied UK shares for at least 12 months and one day before the date on which they dispose of the shares.

All capital gains and capital losses realised in an income year (including but not limited to capital gains and capital losses attributable to the disposal of the Allied UK shares) will be aggregated to determine whether the Allied UK Shareholder has realised a net capital gain or loss. Any net capital gain, following the application of appropriate discounts, will then be required to be included in the Shareholder's assessable income and will be subject to income tax at the Shareholder's applicable marginal rate.

Capital losses may be applied to offset current year capital gains but may not be deducted against revenue gains for income tax purposes. To the extent that capital losses are not utilised in reducing current year gains, they may be carried forward to offset future capital gains (subject to meeting any relevant capital loss carry forward tests).

1.2.3.1 Where rollover relief was elected by a shareholder

For Shareholders who elect to apply CGT scrip for scrip rollover relief, the CGT cost base of their Allied UK shares received as consideration will be equal to the CGT cost base of the Allied Gold shares that they exchanged (on a proportional basis). Allied Gold Shareholders who are individuals, trustees and complying superannuation funds may determine their compliance with the 12 months and one day minimum ownership requirement for discount capital gain treatment (refer above), by reference to the period of time from their original acquisition of Allied Gold shares until their disposal of Allied UK shares that they received in exchange for their Allied Gold shares.

1.2.3.2 Where rollover relief was not elected by a shareholder

If CGT rollover is not elected by a Shareholder in respect of the disposal of Allied Gold shares, the CGT cost base of the Allied UK shares that are received in exchange for the Allied Gold shares will be equivalent to the market value of the Allied UK shares at the effective date of the Proposal. In this case, Allied Gold Shareholders who are individuals, trustees or complying superannuation funds must determine their compliance with the 12 months and one day minimum ownership requirement for discount capital gain treatment on the disposal of Allied UK shares, by reference to the date of acquisition of the Allied UK shares (i.e. not from the date of acquisition of their Allied Gold shares).

2 UK TAX RESIDENT ORDINARY SHAREHOLDERS

The following summary is intended as a general guide only and relates only to certain limited aspects of the UK tax consequences of the Proposal for Allied Gold Shareholders and of holding and disposing of Allied UK shares. It is based on current UK legislation and what is understood to be the current practice of HM Revenue & Customs as at the date of this document, both of which may change, possibly with retroactive effect.

Except insofar as express reference is made otherwise, the summary applies only to Shareholders who are resident and, if individuals, ordinarily resident and domiciled in the UK for taxation purposes, who hold their Allied Gold shares and Allied UK shares as an investment (other than under an individual savings account), who are the absolute beneficial owners of their Allied Gold shares and their Allied UK shares and any dividends paid on them, who have not (and are not deemed to have) acquired their Allied Gold shares and their Allied UK shares by virtue of an office or employment (whether current, historic or prospective) and are not officers or employees of any member of the Allied Gold Group. In addition, these comments may not apply to certain classes of Shareholders such as dealers in securities, collective investment schemes and insurance companies.

The description of the UK taxation consequences is prepared on the basis that Allied UK is, and remains, solely resident for tax purposes in Australia and not the UK (residence is discussed below at Section 5.1).

2.1 Disposal of shares

2.1.1 UK tax consequences of the proposal

A UK resident (or, in the case of an individual, ordinarily resident) Shareholder who does not hold (either alone or together with connected persons) more than 5% of, or of any class of, shares in Allied Gold should not be treated as having made a disposal or part disposal of his Allied Gold shares for the purposes of UK taxation of chargeable gains on the implementation of the Proposal. Instead any chargeable gain or allowable loss which would otherwise have arisen on a disposal of such Shareholder's Allied Gold shares should be "rolled over" into their Allied UK shares. The Allied UK shares issued to such a holder should be treated as the same asset and as having been acquired at the same time and for the same consideration as the Allied Gold shares from which they derived.

A UK resident (or, in the case of an individual, ordinarily resident) Shareholder who holds (alone, or together with connected persons) more than 5% of, or of any class of, shares in Allied Gold should not be treated as having made a disposal or part disposal of their Allied Gold shares for the purposes of UK taxation of chargeable gains on the implementation of the Proposal, and should be able to "roll over" any chargeable gain or allowable loss into his Allied UK shares as described above provided that the Proposal (i) is effected for bona fide commercial reasons; and (ii) does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of a liability to UK capital gains tax or UK corporation tax. If these conditions are not met, then such an Allied Gold Shareholder who is resident (or, in the case of an individual, ordinarily resident) in the UK will be treated, on receiving Allied UK shares in consideration for the transfer of his Allied Gold shares, as having made a disposal of his Allied Gold shares which may, depending on individual circumstances, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

HM Revenue & Customs has given clearance under section 138 Taxation of Chargeable Gains Act 1992 that these conditions should be met in respect of the Proposal. HM Revenue & Customs has also given clearance that certain other income tax and corporate tax anti-avoidance provisions in respect of transactions in securities should not be invoked.

2.1.2 UK stamp duty and stamp duty reserve tax (SDRT) consequences of the Proposal

We are advised that Allied Gold does not maintain a share register in the UK. On that basis, no stamp duty or SDRT charges should be payable on the transfer of Allied Gold shares to Allied UK provided that any instrument of transfer is executed and retained outside the UK at all times.

No SDRT should be payable by Shareholders as a result of the issue of Allied UK shares. This is on the assumption that Allied UK will undertake to pay any charges as detailed in Sections 2.2.3.2 to 2.2.3.5below.

2.1.3 Australian tax consequences of the proposal

Shareholders who are resident in the UK for income tax purposes and who do not carry on a business in Australia at or through a permanent establishment will generally not be subject to Australian CGT on disposal of their Allied Gold shares if they and their associates together have not held 10% or more (by value) of the issued shares in Allied Gold at the disposal date for the shares in Allied Gold or for any continuous twelve month period within two years preceding this disposal date.

In any case, a disposal of Allied Gold shares by a tax resident of the UK should only be subject to CGT where the shares represent an indirect Australian real property interest or an asset used in carrying on a business through an Australian permanent establishment. An indirect Australian real property interest arises where a non-resident of Australia has an ownership interest in Allied Gold and the total market value of the Taxable Australian Real Property assets (i.e. land and buildings affixed to land in Australia) held by Allied Gold comprises more than 50% of the market value of all assets held by Allied Gold. On the basis that the majority of the market value of assets held by Allied Gold is in connection with their mining operations in PNG and the Solomon Islands, Allied Gold shares should not represent an indirect Australian real property interest.

If a capital gain or loss is made on the disposal of the Allied Gold shares by a Shareholder that is a tax resident of the UK (because the Allied Gold shares represented an indirect Australian real property interest in which the Shareholder holds an associate-inclusive 10% or more interest), scrip for scrip rollover relief will only be available to the Shareholder (as outlined in the Section 1.1.1 above) if the replacement shares in Allied UK are regarded as Taxable Australian Property just after the Allied UK shares are issued. As noted above, this should not be relevant based on the current assets held by Allied Gold. The level of Taxable Australian Property that is held by the Allied Gold Group should be monitored in the future to determine whether a capital gain or loss may be made by Shareholders on any future disposal of shares in Allied UK.

Shareholders that are tax residents of the UK should consult their own tax adviser for further advice.

2.2 Ownership of Allied UK shares

2.2.1 UK taxation consequences of disposing of Allied UK shares in the future

A disposal or deemed disposal of Allied UK shares by an Allied UK Shareholder who is (at any time in the relevant UK tax year) resident or, in the case of an individual, ordinarily resident and domiciled in the UK for tax purposes may, depending upon the Shareholder's circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals and indexation for corporate shareholders), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.

Allied UK Shareholders who are not resident or ordinarily resident in the UK will not generally be subject to UK capital gains tax on the disposal or deemed disposal of Allied UK shares unless they are carrying on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a corporate Allied UK Shareholder, a permanent establishment) in connection with which the Allied UK shares are used, held or acquired.

An individual Allied UK Shareholder who has ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five tax years and who disposes of all or part of his Allied UK shares during that period may be liable to capital gains tax on his return to the UK, subject to any available exemptions or reliefs.

For completeness, we note that the UK's close company provisions can, in certain circumstances, apply to attribute gains on disposals by certain non-UK resident companies to direct or indirect shareholders

resident (or ordinarily resident or domiciled) in the UK. The application of these provisions is subject to, amongst other things, the application of relevant Double Tax Agreements and the nature of assets disposed by the non-UK resident company. Additionally, the application of these rules depends upon diversity of ownership of (in these circumstances) Allied UK, which is not within the control of management. We note that the Proposal should not in itself adversely impact the application of these provisions to Allied Gold or Allied UK Shareholders.

2.2.2 UK taxation of dividends paid on the Allied UK shares

Allied UK is not required to withhold UK tax when paying a dividend.

Liability to tax on dividends will depend upon the individual circumstances of each Allied UK Shareholder. As noted above, the summary applies only to Shareholders who are resident and, if individuals, ordinarily resident and domiciled in the UK for taxation purposes, who hold their Allied Gold shares and Allied UK shares as an investment (other than under an individual savings account).

Allied UK Shareholders who are not resident in the UK for UK tax purposes will not be liable to income or corporation tax in the UK on dividends paid on the Allied UK shares unless such a Shareholder carries on a trade (or profession or vocation) in the UK and the dividends are either a receipt of that trade or, in the case of corporation tax, the Allied UK shares are held by or for a UK permanent establishment through which the trade is carried on.

As noted in Section 2.2.4 below, Allied UK Shareholders who are not resident for tax purposes in Australia are exempt from Australian income tax and withholding tax in respect of dividends paid on the Allied UK shares to the extent that those dividends are franked. To the extent that those dividends are not franked, Allied UK Shareholders who are not resident for tax purposes in Australia are subject to Australian dividend withholding tax at a rate of 30% of the gross amount of the dividend, unless the non-resident shareholder is entitled to the benefit of a reduced rate of dividend withholding tax under an applicable double tax treaty in which case the applicable withholding tax rate is that reduced rate. The dividend withholding tax rate under the current UK/Australia Double Tax Agreement ranges from 0%–15% depending on the size of the total interest held in Allied UK. Further, any unfranked part of a dividend paid to Allied UK Shareholders who are not resident for tax purposes in Australia is not subject to withholding tax and is not assessable to Australian income tax to the extent that Allied UK declares it to be paid out of "conduit foreign income".

The UK taxation of dividends paid on the Allied UK shares is dependent in part on the nature of the recipient, and (in relation to individuals) whether Australian withholding tax is applicable to the payment of the dividends.

2.2.2.1 Taxation of UK resident corporate Allied UK Shareholders

With regard to UK resident corporate Allied UK Shareholders, it is likely that most dividends paid to such Shareholders on the Allied UK shares would fall within one or more of the classes of dividend qualifying for exemption from corporation tax. It should however be noted that the exemptions are not comprehensive and are also subject to anti-avoidance rules. Allied UK Shareholders within the charge to corporation tax should consult their own professional advisers.

2.2.2.2 Taxation of UK resident (or ordinarily resident) and domiciled individual Allied UK Shareholders

The below comments relate to dividends which are not of a capital nature. It is understood that some doubts have been expressed by HM Revenue & Customs as to whether all payments by a company referable to distributable reserves arising on a reduction of its share capital are or should be treated as income for income tax purposes. Notwithstanding this uncertainty, we expect that on the basis of current law the treatment of UK resident (or ordinarily resident) individual Allied UK Shareholders receiving dividends paid out of reserves created on a reduction of capital should be as set out below.

2.2.2.2.1 Dividends paid without deduction of Australian withholding tax

A UK resident (or ordinarily resident) individual Allied UK Shareholder who receives a dividend from Allied UK will generally be entitled to a notional tax credit equal to one-ninth of the amount of the dividend received. This credit will be equivalent to 10% of the aggregate of the dividend received plus the tax

credit (the gross dividend). The UK resident (or ordinarily resident) individual Allied UK Shareholder will be subject to income tax on the gross dividend.

A UK resident (or ordinarily resident) individual Allied UK Shareholder who is subject to income tax at the basic rate will be liable to tax on the gross dividend at the rate of 10%. The tax credit will therefore satisfy the income tax liability of such a Shareholder in full. Where the notional tax credit exceeds the Shareholder's tax liability, they cannot claim repayment of the tax credit from HM Revenue & Customs.

A UK resident (or ordinarily resident) individual Allied UK Shareholder who is subject to income tax at the higher rate will be liable to income tax on the gross dividend at the rate of 32.5% . Dividends are treated as the 'top slice' of an individual's income. The tax credit can be offset against the tax liability giving an effective tax rate of 25% of the dividend received from Allied UK. To illustrate with an example, if the cash dividend were of £90 it would carry a notional tax credit of 10% giving a gross dividend of £100. A higher rate taxpayer would be liable to additional tax at 22.5% . (32.5% less the 10% credit) × £100, or £22.50.

If and to the extent that the gross dividend received by a UK resident (or ordinarily resident) individual Allied UK Shareholder falls above the threshold for the additional rate (currently £150,000), that individual will be subject to tax on the gross dividend at the "dividend additional rate", currently 42.5%. The tax credit can be offset against the tax liability giving an effective tax rate of 36.1% of the dividend received. So, for example, a cash dividend of £90 will carry a tax credit of £10 and the UK income tax payable on the gross dividend of £100 by UK resident (or ordinarily resident) individual Allied UK Shareholder who is subject to income tax at the dividend additional rate will be 42.5% of £100, namely £42.50, less the tax credit of £10, leaving a net tax charge of £32.50.

UK resident Allied UK Shareholders who are not liable to UK tax on dividends, including pension funds and charities, are not entitled to claim repayment of the deemed tax credit.

2.2.2.2.2 Dividends paid with deduction of Australian withholding tax

An individual who receives a dividend subject to Australian withholding tax may be able to claim relief for a proportion of the withholding tax against their UK tax liability. Under the UK/Australia Double Tax Agreement the maximum credit that can be claimed in the UK is 15% of the gross dividend.

The UK position for basic rate taxpayers is unchanged in comparison to the tax position outlined in the example in above; the credit for withholding tax must be restricted to nil as it cannot give rise to a repayment in the UK.

The position for higher rate and additional rate taxpayers is different. In both instances they may claim a restricted deemed tax credit of 15% of the Australian withholding tax, to reduce their tax liability.

To illustrate with an example, if the cash dividend declared by Allied UK were £90, there would be withholding tax of up to £27 leaving a cash amount received by the Allied UK Shareholder of £63. For UK tax purposes the cash dividend declared by Allied UK would carry a notional tax credit of 10% giving a gross dividend of £100 which would be subject to UK tax at the relevant rate (either 32.5% for higher rate tax payers or 42.5% for additional rate tax payers.) Both the notional tax credit and the restricted withholding tax (maximum of 15% of the gross dividend, i.e. £100 × 15% in this example) may be offset against the resulting tax liability in respect of the dividend.

2.2.3 UK stamp duty and stamp duty reserve tax (SDRT) on future transfers of Allied UK shares

The statements in the paragraphs below apply to any holders of Allied UK shares, irrespective of their tax residence. The statements summarise the current position and are intended as a general guide only. Special rules apply to transactions entered into by, among others, intermediaries, which are not dealt with in the following paragraphs.

2.2.3.1 Transfers of Allied UK shares

Stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration given will generally be payable on an instrument transferring shares.

An exemption from stamp duty is available on an instrument transferring shares where the amount or value of the consideration is £1,000 or less, and it is certificated on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000.

A charge to SDRT will also arise on an unconditional agreement to transfer shares (at the rate of 0.5% of the amount or value of the consideration payable). However, if within six years of the date of the agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement, and stamp duty is paid on that instrument, any SDRT already paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT will be cancelled.

The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.

2.2.3.2 Allied UK shares held through clearance systems or depositary receipt arrangements

Where Allied UK shares are issued or transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally, under HM Revenue & Custom's interpretation of the relevant UK provisions, be payable at the higher rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the Allied UK shares (rounded up to the next multiple of £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable for by the depositary or clearance system operator or their nominee, as the case may be, but will, in practice, generally be paid by the issuing company or participants in the clearance system or depositary receipt scheme. Transfers within the clearance system, and transfers of depositary receipts, are then generally made free of stamp duty or SDRT.

Clearance systems (but not depositary receipt systems) may elect to:

- Disapply the normal SDRT regime whereby 1.5% SDRT is charged on issues or transfers to the clearance system and transfers of shares within such systems are free of SDRT; and
- Instead, collect 0.5% SDRT on transfers to the clearance system and transfers within such a system.

Following a recent European Court of Justice judgment, HM Revenue & Customs have confirmed that they will no longer seek to apply the 1.5% SDRT charge on an issue of shares into a clearance system or depositary receipt arrangement within the EU, on the basis that the charge is not compatible with EU law. However, the judgment may have broader application and HM Revenue & Customs' position is currently being challenged. Accordingly, specific professional advice should be sought before paying the 1.5% stamp duty or SDRT charge in any circumstances.

2.2.3.3 Allied UK shares Listed on the LSE

No stamp duty or SDRT should arise on the issue of Allied UK shares, provided the Allied UK shares are not issued into a clearance system or depositary receipt system, as referred to above.

Transfers of Allied UK shares in uncertificated form within CREST will generally be liable to SDRT at the rate of 0.5% of the amount or value of the consideration. CREST is obliged to collect SDRT on relevant transactions settled within the system. Under the CREST system, no stamp duty or SDRT will arise on a transfer of Allied UK shares into the system unless such a transfer is made for consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5%) will arise.

Transfers of Allied UK shares in certificated form will generally be liable to stamp duty at the rate of 0.5% of the amount or value of the consideration (rounded up to the next multiple of £5).

2.2.3.4 Allied UK shares Listed on ASX

As referred to in Section 2.2.3.2 above, clearance systems have an option whereby they can elect to:

- Disapply the normal SDRT regime whereby 1.5% SDRT is charged on issues or transfers to the clearance system and transfers of shares within such systems are free of SDRT; and
- Instead, collect 0.5% SDRT on transfers to the clearance system and transfers within such a system.

We understand that HM Revenue & Customs have agreed that ASX is to be treated as a clearance system and that ASX is treated as having exercised the above election. On this basis, this should therefore disapply the 1.5% SDRT charge on issues of Allied UK shares to CDN.

At the same time, it is the Company's intention to establish a branch share register in Australia for Allied UK, and ensure that Allied UK shares held by CDN are registered thereon. Transfers on such a branch register would not be expected to be subject to stamp duty or SDRT.

It is therefore expected that:

- No SDRT should be payable on an issue of Allied UK shares in uncertificated form to CDN;
- No SDRT should be payable on a transfer of CDIs, provided that Allied UK establishes a branch share register in Australia on which the shares held by CDN are registered; and
- No stamp duty should be payable on any instrument transferring an interest in a CDI provided that the instrument is executed and retained outside the UK at all times.

2.2.3.5 Allied UK shares Listed on TSX

We understand that TSX is also regarded by HM Revenue & Customs as a clearance system but we understand that the above alternative SDRT regime does not apply to it. In the circumstances:

- 1.5% SDRT will be payable on the issue of Allied UK shares to CDS under the Proposal. The liability will fall on TSX but under normal commercial practice Allied UK is expected to discharge this liability;
- 1.5% SDRT or stamp duty will be payable on any future transfers of Allied UK shares to CDS. The liability will fall on TSX but under normal commercial practice the CDS participant will be expected to discharge this liability;
- No SDRT should be payable on transfers of Allied UK shares within the CDS system; and
- No stamp duty should be payable on any instrument transferring an interest in a Allied UK share held within the CDS system provided that the instrument is executed and retained outside the UK at all times.

It is possible that, in the future, TSX might exercise the election referred to under the ASX section above. In that event, if Allied UK were to establish a branch share register in Canada, the SDRT position should be as stated in the ASX section above.

2.2.4 Ownership of Allied UK shares—Australian Tax implications

Shareholders who are non-residents of Australia are exempt from Australian income tax and withholding tax in respect of dividends paid on the replacement Allied UK shares to the extent that those dividends are franked.

To the extent that those dividends are not franked, Shareholders who are non-residents of Australia are subject to dividend withholding tax at a rate of 30% of the gross amount of the dividend, unless the non-resident shareholder is entitled to the benefit of a reduced rate of dividend withholding tax under an applicable double tax treaty in which case the applicable withholding tax rate is that reduced rate. The dividend withholding tax rate under the current Australia/UK double tax treaty ranges from 0%—15% depending on the size of the total interest held in Allied UK.

Further, any unfranked part of a dividend paid to Shareholders who are non-residents of Australia is not subject to withholding tax and is not assessable to the extent that Allied UK declares it to be paid out of "conduit foreign income".

2.3 UK tax implications of Allied UK shares being UK situs assets

2.3.1 Remittance basis

UK resident individuals are assessed to income tax and capital gains tax on an arising basis unless they are non-UK domiciled and "claim" the remittance basis (a "remittance basis user"). In the context of this paper, income which arises from a source outside the UK and chargeable gains accruing from the disposal of an asset which is situated outside the UK could benefit from "the remittance basis".

Broadly the remittance basis ensures that a "remittance basis user" is only subject to UK tax on a remittance of foreign income and gains that are remitted directly or indirectly to the UK. Typically the remittance basis will be relevant to UK resident but non-UK domiciled individuals. However, the rules governing the remittance basis are complex and therefore we would strongly recommend UK tax advice is sought if any shareholder is uncertain of their position, and in particular if an Allied UK Shareholder is within any of the following circumstances;

- An individual who is not UK domiciled,

- Trustees of a trust that have a beneficiary who is not UK domiciled; or
- Directors of a close company where directly or indirectly a participator or ultimate beneficiary is an individual who is not UK domiciled.

2.3.2 Inheritance tax

A quoted security, for inheritance tax purposes, can only be situated in one jurisdiction. However, determining its situs can be complex.

Not only must one take into account the law of the country where a corporate is incorporated but one must also consider the place where Registers exist, where shareholders record transfers of shares and Double Tax Agreements.

If the Allied UK shares are deemed to be assets situated in the UK for the purposes of UK inheritance tax then irrespective of an individual's common law domicile or "deemed domicile" status for inheritance tax purposes, a gift of them by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax.

However, if the Allied UK shares are deemed to be assets situated outside the UK for the purposes of UK inheritance tax then an individual's common law and/or "deemed domicile" becomes relevant for determining the inheritance tax consequences of a gift, or the death of an individual holder, of the non-UK situated assets. Subject to certain exemptions and reliefs a UK domiciled individual is within the scope of UK inheritance tax whilst a non-UK domiciled or deemed domiciled individual should not be within the scope of UK inheritance tax if they hold non-UK situated assets.

Special UK inheritance tax rules also apply to close companies and to trustees of settlements who hold Allied UK shares, which generally could bring them within the charge to inheritance tax. Allied UK Shareholders should consult an appropriate tax adviser if they own shares in Allied UK via a close company or a trust and want to understand the UK tax implications for them.

3 CANADIAN TAX RESIDENT ORDINARY SHAREHOLDERS

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to an Allied Gold shareholder who is a resident of Canada (a Canadian Shareholder) under the Income Tax Act (Canada) (the Canadian Tax Act), who holds their Allied Gold shares as capital property, and who deals at arm's length with Allied Gold.

This summary is not applicable to a Canadian Shareholder

i that is a "financial institution", as defined in the Canadian Tax Act for purposes of the mark-to-market rules;

ii an interest which would be a "tax shelter investment" as defined in the Canadian Tax Act;

iii that is a "specified financial institution" as defined in the Canadian Tax Act;

iv in relation to which Allied Gold is a "foreign affiliate" as defined in the Canadian Tax Act; or

v that reports its Canadian tax results in a currency other than Canadian currency.

Such shareholders should consult their own tax advisers.

This summary is based on the current provisions of the Canadian Tax Act and the regulations there under, all specific proposals to amend the Canadian Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the Canadian Tax Proposals) and the current administrative policies and assessing practices of the Canada Revenue Agency (the CRA) publicly available prior to the date hereof. In particular, this summary is based on proposals with respect to "offshore investment fund property" as set out in draft legislation released on August 27, 2010 pursuant to the announcement of the Minister of Finance (Canada) on March 4, 2010 to abandon outstanding proposals with respect to the taxation of investments in "foreign investment entities". No assurance can be given that the Canadian Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations. The

provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

For the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Allied Gold or Allied UK shares (including dividends received or deemed to be received, adjusted cost base and proceeds of disposition) must generally be converted into Canadian dollars using the appropriate exchange rate quoted by the Bank of Canada at noon on the relevant day or such other rate or rates of exchange acceptable to the Minister of National Revenue (Canada).

3.1 Disposal of shares

3.1.1 Canadian tax consequences of the proposal

Allied Gold Shareholders who are Canadian Shareholders and transfer their Allied Gold shares to Allied UK in exchange for the issuance of Allied UK shares by Allied UK should not be subject to Canadian tax on the transfer if the Canadian Shareholder holds the Allied Gold shares on capital account.

The Canadian Shareholder will be deemed to have disposed of the Allied Gold shares for proceeds of disposition equal to the adjusted cost base to the Canadian Shareholder of those shares immediately before the exchange of Allied Gold shares for the issued Allied UK shares. The Canadian Shareholder will be deemed to have acquired the issued Allied UK shares at a cost equal to the adjusted cost base to the Canadian Shareholder of the exchanged Allied Gold shares immediately before the exchange.

If, under the Proposal, a Canadian Shareholder chooses to receive Allied UK CDIs instead of Allied UK shares, the rollover relief that applies to the exchange of Allied Gold shares for Allied UK shares may not apply. Canadian Shareholders who choose to receive Allied UK CDIs instead of Allied UK shares should consult their own tax advisers for advice with respect to the potential Canadian income tax consequences of electing to receive Allied UK CDIs instead of Allied UK shares.

3.1.2 Election to treat the disposal of shares as a taxable event

Canadian Shareholders who hold their Allied Gold shares on capital account can elect (in their return of income for the taxation year in which the Proposal occurs) to include in computing their income for that year any portion of the gain or loss, that would otherwise be determined, from the disposition of the Allied Gold shares.

The Canadian Shareholder will be deemed to have disposed of the Allied Gold shares for proceeds of disposition equal to the amount elected by the Canadian Shareholder to be the proceeds of disposition of the Allied Gold shares in the Canadian Shareholder's return of income for the year in which the Proposal occurs. To the extent that the deemed proceeds of disposition exceed (or are less than) the Canadian Shareholder's adjusted cost base of the Allied Gold shares, the Canadian Shareholder will realise a capital gain (or capital loss). Under current legislation, if the Canadian Shareholder is a corporation, trust or partnership, any capital loss will be deemed to be nil and that loss will only be deemed to be realised when the Canadian Shareholder disposes of the Allied UK shares to a person who is not affiliated (as defined in the Canadian Tax Act) with the Canadian Shareholder. Under proposed draft legislation issued on July 16, 2010, Canadian Shareholders who are corporations, trusts or partnerships should, under certain circumstances, be able to elect to realise a loss in their return of income for the year in which the Proposal occurs. There can be no assurance given that these tax proposals will be enacted.

One-half of any capital gain realised by the Canadian Shareholder is a taxable capital gain that is included in the Canadian Shareholder's taxable income in the taxation year of the disposition. One-half of any capital loss realised by the Canadian Shareholder is an allowable capital loss and can be used to offset taxable capital gains realised by the Canadian Shareholder on the disposition of other capital property in that same taxation year. Allowable capital losses in excess of taxable capital gains in a taxation year are net capital losses and can be carried back to reduce taxable capital gains in the three previous taxation years, or carried forward indefinitely to reduce future net taxable capital gains.

In determining the adjusted cost base of the issued Allied UK shares, the Canadian Shareholder will be deemed to have acquired the Allied UK shares at a cost equal to the amount elected to be the Canadian Shareholder's proceeds of disposition of the Allied Gold shares.

3.1.3 Australian tax consequences of the proposal

Shareholders who are resident in Canada for income tax purposes and who do not carry on a business in Australia at or through a permanent establishment will generally not be subject to Australian CGT on disposal of their Allied Gold shares if they and their associates together have not held 10% or more (by value) of the issued shares in Allied Gold at the disposal date for the shares in Allied Gold or for any continuous twelve month period within two years preceding this disposal date.

In any case, a disposal of Allied Gold shares by a tax resident of Canada should only be subject to CGT where the shares represent an indirect Australian real property interest or an asset used in carrying on a business through an Australian permanent establishment. An indirect Australian real property interest arises where a non-resident of Australia has an ownership interest in Allied Gold and the total market value of the Taxable Australian Real Property assets (i.e. land and buildings affixed to land in Australia) held by Allied Gold comprises more than 50% of the market value of all assets held by Allied Gold. On the basis that the majority of the market value of assets held by Allied Gold is in connection with their mining operations in PNG and the Solomon Islands, Allied Gold shares should not represent an indirect Australian real property interest.

If a capital gain or loss is made on the disposal of the Allied Gold shares by a Shareholder that is a tax resident of Canada (because the Allied Gold shares represented an indirect Australian real property interest in which the Shareholder holds an associate-inclusive 10% or more interest), scrip for scrip rollover relief will only be available to the Shareholder (as outlined in the Section 1.1.1 above) if the replacement shares in Allied UK are regarded as Taxable Australian Property just after the Allied UK shares are issued. As noted above, this should not be relevant based on the current assets held by Allied Gold. The level of Taxable Australian Property that is held by the Allied Gold Group should be monitored in the future to determine whether a capital gain or loss may be made by Shareholders on any future disposal of shares in Allied UK.

Shareholders that are tax residents of Canada should consult their own tax adviser for further advice.

3.2 Ongoing ownership of Allied UK shares

On the basis that Allied UK will be an Australian resident for tax purposes, the taxation consequences of owning Allied UK shares or Allied UK CDIs with respect to receiving dividends and share disposals should be similar to the current ownership of Allied Gold shares and Allied Gold CDIs. The general taxation consequences for Canadian Shareholders in relation to holding and disposing of Allied UK shares and Allied UK CDIs are outlined below.

3.2.1 Taxation of dividends

Dividends received or deemed to be received by Canadian Shareholders from Allied UK will be taxed as ordinary income in the taxation year in which the dividend is received or deemed to be received. A non-business income foreign tax credit may be available to Canadian Shareholders to the extent that Australian withholding taxes are payable on the dividends paid by Allied UK. A deduction for foreign non-business income tax paid by a Canadian Shareholder may be available to the extent that a foreign tax credit cannot be claimed by the Canadian Shareholder.

3.2.2 Disposal of Allied UK shares or Allied UK CDIs

A disposal or deemed disposal of the Allied UK shares or Allied UK CDIs will give rise to a capital gain (or capital loss) to the extent that the Canadian Shareholder's proceeds of disposition, net of reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Allied UK shares or Allied UK CDIs immediately before the disposition (as adjusted per section 3.1.2 above). To the extent that the Canadian Shareholder's proceeds of disposition exceed (or are less than) the Canadian Shareholder's adjusted cost base of the Allied UK shares or Allied UK CDIs, the Canadian Shareholder will realise a capital gain (or capital loss).

One-half of any capital gain realised by the Canadian Shareholder is a taxable capital gain that is included in the Canadian Shareholder's taxable income in the taxation year of the disposition. One-half of any capital loss realised by the Canadian Shareholder is an allowable capital loss and can be used to offset taxable capital gains realised by the Canadian Shareholder on the disposition of other capital property in that same taxation year. Allowable capital losses in excess of taxable capital gains in a

taxation year are net capital losses and can be carried back to reduce taxable capital gains in the three previous taxation years, or carried forward indefinitely to reduce future net taxable capital gains.

Capital gains realised by a Canadian Shareholder that is an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Canadian Tax Act.

3.2.3 Additional refundable tax

For Canadian Shareholders who are "Canadian-controlled private corporations" as defined in the Canadian Tax Act, an additional refundable tax of $6\frac{2}{3}$% may be payable on their "aggregate investment income" which is defined in the Canadian Tax Act to include an amount in respect of taxable capital gains and certain dividends received or deemed to be received from Allied UK.

3.2.4 Offshore investment fund property

The Canadian Tax Act contains rules which may require a Canadian Shareholder to include in income in each taxation year an amount in respect of the holding of an "offshore investment fund property". These rules could apply to a Canadian Shareholder in respect of Allied UK shares or Allied UK CDIs held by the Canadian Shareholder if:

a The Allied UK share or Allied UK CDI may reasonably be considered to derive its value, directly or indirectly, primarily from portfolio investments in:

    i shares of one or more corporations;

    ii indebtedness or annuities;

    iii interests in one or more corporations, trusts, partnerships, organisations, funds or entities;

    iv commodities;

    v real estate;

    vi Canadian or foreign resource properties;

    vii currency of a country other than Canada;

    viii rights or options to acquire or dispose of any of the foregoing; or

    ix any combination of the foregoing (collectively, "Investment Assets"),

b It may reasonably be concluded, having regard to all the circumstances, that one of the main reasons for the Canadian Shareholder acquiring, holding or having an interest in the Allied UK share or Allied UK CDI was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such assets for any particular year are significantly less than the tax that would have been applicable under the Canadian Tax Act if the income, profits and gains had been earned directly by such Canadian Shareholder.

If applicable, these rules would generally require a Canadian Shareholder to include in income for each taxation year in which such Canadian Shareholder holds a Allied UK share or Allied UK CDI an imputed amount determined by multiplying the "designated cost" as defined in the Canadian Tax Act to the Canadian Shareholder of the Allied UK share or Allied UK CDI at the end of a month in the year by $\frac{1}{12}$ of the aggregate of the prescribed rate of interest for the period including that month plus, pursuant to certain Canadian Tax Proposals, two percent, less the amount of certain income of the Canadian Shareholder from the Allied UK share or Allied UK CDI in the year. Any amount required to be included in computing a Canadian Shareholder's income in respect of an Allied UK share or Allied UK CDI under these rules would be added to the adjusted cost base to the Canadian Shareholder of such share or CDI.

The application of these rules depends, in part, on the reasons for a Canadian Shareholder holding Allied UK shares or Allied UK CDIs. Canadian Shareholders should consult their own tax advisers regarding the application and consequences of these rules.

3.2.5 Foreign property information reporting

In general, a "specified Canadian entity", as defined in the Canadian Tax Act, for a taxation year or fiscal period whose total cost amount of "specified foreign property", as defined in the Canadian Tax Act, at any time in the taxation year or fiscal period exceeds C$100,000, is required to file an information return

for the taxation year or fiscal period disclosing prescribed information. On March 4, 2010, the Minister of Finance (Canada) announced proposals to expand existing reporting requirements with respect to specified foreign property to require more detailed information. As of the date hereof, draft legislation with respect to such amended reporting requirements has not been released. Subject to certain exceptions, a taxpayer resident in Canada in the year, other than a corporation or trust exempt from tax under the Canadian Tax Act, will be a specified Canadian entity, as will certain partnerships. The Allied UK shares and Allied UK CDIs will be specified foreign property to a Canadian Shareholder. The reporting rules in the Canadian Tax Act are complex and this summary does not purport to explain all circumstances in which reporting may be required by any Canadian Shareholder. Accordingly, Canadian Shareholders should consult their own tax advisers regarding compliance with these rules.

3.2.6 Ownership of Allied UK shares—Australian tax implications

Shareholders who are non-residents of Australia are exempt from Australian income tax and withholding tax in respect of dividends paid on the replacement Allied UK shares to the extent that those dividends are franked.

To the extent that those dividends are not franked, Shareholders who are non-residents of Australia are subject to dividend withholding tax at a rate of 30% of the gross amount of the dividend, unless the non-resident shareholder is entitled to the benefit of a reduced rate of dividend withholding tax under an applicable double tax treaty in which case the applicable withholding tax rate is that reduced rate. The dividend withholding tax rate under the current Australia/Canada double tax treaty ranges from 5%—15% depending on the size of the total interest held in Allied UK.

Further, any unfranked part of a dividend paid to Shareholders who are non-residents of Australia is not subject to withholding tax and is not assessable to the extent that Allied UK declares it to be paid out of "conduit foreign income".

4 TAX IMPLICATIONS FOR OPTION HOLDERS ON EXCHANGE OF OPTIONS IN ALLIED GOLD FOR OPTIONS IN ALLIED UK

4.1 Australian tax implications

The comments provided below apply only to Australian resident ESS Option holders and non-resident Option holders who have been granted options in relation to an employment service provided in Australia.

In view of the recent introduction of the rules that currently govern ESS interests and limited formal guidance from the ATO, we recommend Option holders seek, and only rely upon, their own professional tax advice in this regard.

4.1.1 Options granted for which a taxing point has previously arisen

Where a taxing point has previously arisen in respect of any ESS options held, these options will have their tax treatment governed by the applicable CGT provisions. Similar to the comments outlined above at Section 1.1, the cancellation of options in Allied Gold and subsequent issue of options in Allied UK will constitute a CGT event for Australian tax purposes, resulting in a capital gain or loss arising. Prima facie, a capital gain will arise for an Option holder where the value of the Allied UK options acquired pursuant to the Proposal exceeds the CGT cost base of the Allied Gold options disposed. A capital loss will arise where the value of the Allied UK options acquired is less than the reduced cost base of the Allied Gold options disposed.

Similar to the comments outline above at Section 1.1.1, Allied Gold Option holders who would make a capital gain from the cancellation of their Allied Gold options and issue of Allied UK options may choose to obtain CGT rollover relief under the CGT scrip for scrip rollover rules.

The choice to obtain the scrip for scrip rollover must be made by Option holders by the day they lodge their income tax returns for the income year in which the CGT event happens. A suitable rollover election will be forwarded to each Option holder once the Proposal has completed. These elections will form part of each Option holders tax records however they are not required to be filed with the ATO with the Option holder's income tax return. It is noted that Option holders can choose whether to elect for rollover or not based on their individual circumstances.

Eligibility of a particular Allied Gold Option holder for CGT scrip for scrip rollover relief should not be impacted by whether one or more Allied Gold Option holders do not elect for CGT scrip for scrip rollover relief to apply.

Where CGT rollover relief is applied, the capital gain realised on the cancellation of the Allied Gold options and subsequent issue of Allied UK options is disregarded for Australian tax purposes and is effectively deferred until the Allied UK options received in exchange are ultimately exercised, sold or otherwise dealt with for CGT purposes. The CGT cost base of the Allied UK options received will be equal to the CGT cost base in the Allied Gold options that were exchanged (on a proportional basis).

In addition, the Allied UK options received in exchange for the Allied Gold options will be taken to have been acquired on the same date that the original Allied Gold options were acquired or taken to be acquired. For individual Option holders this acquisition date will be relevant for the purposes of determining whether any entitlement to the CGT discount is available in respect of future dealings with the Allied UK options acquired.

4.1.2 ESS options granted prior to 1 July 2009 for which no taxing point has arisen

Under the Proposal, Allied Gold Option holders will have their options in Allied Gold cancelled and will be issued options in Allied UK. Prima facie, a taxing point (a "cessation time") will occur in relation to the options held as a result of this restructure.

Provided the Option holder will continue their employment (or employment-like relationship) with Allied Gold or Allied UK following the Proposal, ESS rollover relief should apply to Allied Gold Option holders such that the taxation implications arising to Option holders as a result of the restructure are effectively ignored. Where this rollover relief applies, the matching options issued by Allied UK are treated as if they are a continuation of the original options held in Allied Gold. As such, no ESS taxing point should arise from the proposed transaction. In addition, no CGT event will arise as a consequence of the disposal of the options in Allied Gold.

4.1.3 ESS options granted from 1 July 2009 for which no taxing point has arisen

Similar to the comments outlined above in Section 4.1.2, under the Proposal, Allied Gold Option holders will have their options in Allied Gold cancelled and will be issued options in Allied UK. Prima facie, a taxing point (a "real risk of forfeiture" will no longer exist) will occur in relation to the options held as a result of this restructure.

Provided the Option holder will continue their employment (or employment-like relationship) with Allied Gold or Allied UK following the Proposal, ESS rollover relief should apply to Allied Gold Option holders such that the taxation implications arising to Option holders as a result of the restructure are effectively ignored. Where this rollover relief applies, the matching options issued by Allied UK are treated as if they are a continuation of the original options held in Allied Gold. As such, no ESS taxing point should arise from the proposed transaction. In addition, no CGT event will arise as a consequence of the disposal of the options in Allied Gold.

4.2 UK implications

The comments noted below apply only to UK resident (or ordinarily resident) Allied Gold Option holders. The comments below are additionally prepared on the basis that, with regard to such Option holders, for UK tax purposes the Allied Gold options fall within the employment related securities legislation and not the capital gains tax legislation.

UK taxation of options is a complex area and dependent on the precise circumstances of any individual Option holder. Accordingly, Option holders should seek their own advice. Set out below are some general comments.

Under the Proposal, it is understood that:

- Each Allied Gold Option holder is entitled to receive, as consideration for the cancellation of their Allied Gold options, a grant of Allied UK options;
- Allied Gold Option holders will receive one Allied UK Option (over one Allied UK Share) in consideration for six Allied Gold options that are cancelled;
- Subsequent to the Proposal, the exercise price of the Allied UK options will be expressed in sterling;

- The market value of the Allied Gold shares subject to the Allied Gold options immediately before the Proposal will be the same as the market value of the Allied UK shares subject to the Allied UK option immediately after the Proposal;
- Neither the Allied Gold options nor the Allied UK options are granted under a HM Revenue & Customs approved or tax favoured scheme;
- The Allied Gold option plan rules or documentation, or the proposed option exchange documentation, permit the exchange contemplated by the Proposal, and the Proposal is undertaken in compliance with those rules, with appropriate documentation drafted to effect the exchange contemplated by the Proposal.

On the basis of the statements summarised above, and with regard to UK resident (or ordinarily resident) Allied Gold Option holders, if the Allied Gold option is released and the consideration for that release is the grant of an Allied UK option, there should be no charge to employment tax for such Option holders at the time of exchange. When the Allied UK option is exercised (or released or assigned for money or money's worth), there should be a charge to employment tax on UK resident (or ordinarily resident) Allied UK Option holders at that time.

4.3 PNG implications

The comments provided below apply only to individual ESS Option holders granted the options in relation to an employment service provided in PNG. In view of the absence of formal guidance from the Internal Revenue Commission (IRC), we recommend Option holders seek, and only rely upon, their own professional tax advice in this regard.

4.3.1 General comments on the taxation of options in PNG

PNG salary or wages tax is assessed on salary or wages, which includes any benefit provided to employees in respect of, or in relation to, their employment. Accordingly, any benefit provided to individuals in relation to employment services rendered in PNG, such as the Allied Gold or Allied UK options, is prima facie subject to salary or wages tax in PNG. The employer is primarily liable to calculate and remit the salary or wages tax payable on benefits provided to employees.

Irrespective of the residency or citizenship of an individual, PNG taxation consequences in connection with the ESS may arise for those employees that were granted options in connection with their employment in PNG.

As the PNG income tax legislation has no specific rules for the taxation of option schemes, the tax treatment is worked out under ordinary concepts. The key questions then being what benefits are provided, when was that benefit derived and the appropriate rate of tax that is applied.

While there is no public ruling to confirm the IRC's position, discussions PwC PNG has had with the IRC suggests the IRC's practice is to accept that the appropriate taxing point is when the option has vested and when the employee has the ability to exercise the option. Salary or wages tax at the relevant marginal rate is payable on the value of the benefit provided (which will be the excess of the market value of the shares at time of vesting over the exercise price of the option). Arguably, if the options may be cancelled at the discretion of the issuer or are non-transferable, then the point of vesting is not the appropriate taxing point and the exercise point may be a more appropriate taxing point.

An alternative position is that an individual does not derive the benefit from the option until they actually exercise that option. This view would be strengthened where the options may be cancelled at the discretion of the issuer and are not transferable; it then follows the only way the employee can realise the benefit from the options is through exercise. Under this alternative position an employee working in PNG will be liable to salary or wages tax at the relevant marginal rate payable on the value of the benefit provided (which will be the excess of the market value of the shares at time of exercise over the exercise price of the option).

4.3.2 Options granted for which a taxing point has arisen

These comments are only relevant where it is considered the correct approach to the taxation of options in PNG is the IRC's practice to accept that the appropriate taxing point is when the option has vested and when the employee has the ability to exercise the option. However, as noted above the IRC's practice may not be appropriate where options are not transferred and are cancellable. In this scenario it is

assumed the Option holder would receive Allied UK options of an equivalent value that have no vesting criteria (i.e., as they have the same rights as the Allied Gold options which had already vested).

Prima facie under PNG law no relief would be obtained on the cancellation of the Allied Gold options (i.e. the holder would not be entitled to a deduction or refund of tax previously paid), and prima facie the issue of vested options to employees would represent a taxable benefit in the hands of the employee. In practice, we consider it arguable that where the value or nature of the benefit provided does not change, albeit the benefit is an Allied UK option rather than an Allied Gold option, a further taxing point would not arise in PNG. In effect, we consider the better view to be that where salary or wages tax was paid in respect of the vesting of Allied Gold options then no further tax should be payable in connection with the new Allied UK options.

4.3.3 Options granted for which no taxing point has arisen

In our view the cancellation of Allied Gold options for which no taxing point has arisen would not give rise to any taxation consequences in PNG. This is because it is arguable that no benefit was provided to the employee through the provision or cancellation of those options. The granting of new Allied UK options does not in itself represent a benefit in the hands of the employee, rather that benefit will only be derived through the vesting of those options or on exercise of those options (with the latter being the better view if the Allied UK options are not transferable but are cancellable). Assuming the Allied UK options have the same value and rights as the Allied Gold options then the Option holder will be in the same position from a PNG taxation perspective in holding Allied UK options when compared to them continuing to hold Allied Gold options.

5 TAX IMPLICATIONS FOR THE ALLIED GOLD LIMITED GROUP

5.1 Tax residence of Allied UK

A company which is resident in the UK is normally subject to UK corporation tax on the whole of its chargeable profits on a worldwide basis. A company which is not resident in the UK is liable to UK corporation tax only if it carries on a trade in the UK through a permanent establishment (in which circumstances the profits attributable to the permanent establishment will be subject to UK corporation tax).

A UK incorporated company is prima facie resident for tax purposes in the UK. However, where a company is (by virtue of incorporation) regarded as resident for tax purposes in the UK, and is also regarded for the purposes of double taxation relief arrangements as resident in a territory outside the UK, the company is treated as non-UK resident for UK corporation tax purposes. For these purposes, "double taxation arrangements" effectively means residence tie-breaker clauses in relevant Double Taxation Agreements (DTAs).

In relation to Allied UK, prior to and subsequent to implementation of the Proposal we understand it is management's intention to ensure that central management and control, and effective management, of Allied UK will be conducted in Australia. The residence tie-breaker clause in the UK/Australia DTA provides that where a company is resident of both Contracting States, the company shall be deemed to be a resident only of the State in which its place of effective management is situated. Accordingly, it is management's intention that Allied UK should be treated as resident in Australia under domestic Australian tax provisions, and should also be treated as resident in Australia under the residence tie-breaker clause within the UK/Australia DTA such that Allied UK should be treated as not resident for tax purposes in the UK. Furthermore, we understand it is management's intention to ensure that Allied UK will undertake very limited activities in the UK, such that Allied UK should not have a permanent establishment in the UK.

For completeness, we note that currently Allied UK should be treated as resident for tax purposes in the UK (on the basis that it is incorporated in the UK and undertakes no activities outside the UK). As part of the statutory notification process in relation to migration of the tax residence of Allied UK from the UK to Australia, management has provided information to HM Revenue & Customs regarding the proposed location and structure of management. On the basis of that information, HM Revenue & Customs has confirmed that, assuming Allied UK is treated as Australian tax resident, then based on the proposed location and structure of management as described by management, and on the assumption that the structure of management as described is put into effect, it appears the residence tie-breaker provision in

the UK-Australia Double Taxation Agreement will operate in favour of Australia and Allied UK's place of effective management should not be in the UK.

Therefore, assuming the affairs of Allied UK are conducted as the Directors intend and in the light of the confirmation from HM Revenue & Customs, it is likely that Allied UK should be treated as not resident for tax purposes in the UK and solely resident for tax purposes in Australia.

We note that place of effective management and central management and control is a question of fact, dependent on particular circumstances and assessed on an ongoing basis irrespective of obtaining HM Revenue & Customs confirmation. Furthermore, the existence of a permanent establishment in the UK is also a question of fact, dependent on activities undertaken in the UK and also assessed on an ongoing basis. **We have neither reviewed nor confirmed that the practical application of the intended arrangements give effect to management's intentions regarding location of effective management and central management and control, or the existence of a permanent establishment in the UK.** We note that our analysis of UK tax implications for members of the Allied Group instead relies upon the assertions of management in this regard.

Additionally, we note that a future change of tax law or practice in either the UK or Australia, a future change in the management or conduct of Allied UK's affairs, or renegotiation of the UK/Australia DTA, could lead to Allied UK becoming resident for tax purposes in the UK.

We understand from management that all existing Group companies (i.e. exclusive of Allied UK) are incorporated outside the UK and managed outside the UK. We additionally understand that no activities are undertaken, or will be undertaken, by any existing Group companies in the UK. Based on management's assertions, we therefore understand that no existing Group companies should be chargeable to UK corporation tax. **We have not undertaken any work to confirm management's assertions in this regard.**

5.2 Australian income tax implications

5.2.1 General consequences

On the assumption that Allied UK will become an Australian resident for tax purposes prior to the Proposal occurring, no tax implications are expected to arise for the existing Australian-resident Allied Gold Group companies as a result of the interposition of a new head company. Furthermore, no Australian tax implications should arise as a result of Allied Gold delisting from the ASX.

5.2.2 Availability of Australian tax losses carried forward by Allied Gold Group

Allied Gold's ability to carry forward Australian tax losses should not be adversely impacted by the Proposal as the Proposal itself should not cause a change in the underlying beneficial ownership of the company. However, if a significant increase in the liquidity of the Allied UK shares occurs following its listing on the LSE, this may result in a breach of the Continuity of Ownership Test (COT). We recommend that this is monitored. Should this occur, the tax losses carried forward by the Allied Gold Group at the time of the COT breach will need to satisfy the Same Business Test (SBT) from that point onwards to be available to be utilised.

The Proposal itself should also not cause a change in Allied Gold's business, or result in Allied Gold deriving any new type of income or entering into any new types of transactions. This means that Allied Gold's SBT position should remain unchanged as a result of the Proposal. However, where in conjunction with the Proposal there is a change in management approach, business types or customers, this may result in a failure of the SBT. If this occurs, Allied Gold's carried forward Australian tax losses which are subject to the satisfaction of the SBT may be permanently lost. Should this occur, ongoing testing of Allied Gold's business is recommended to confirm that the SBT is not failed in the future.

5.2.3 Cost base of shares in Allied Gold held by Allied UK

Following the Proposal, the cost base of the shares that Allied UK holds in Allied Gold should be equal to the tax base of the assets held by Allied Gold just prior to the Proposal, less any liabilities in respect of those assets.

5.3 UK corporation tax implications

5.3.1 Application of UK CFC taxation rules

Notwithstanding the comments in section 5.1 above in relation to tax residence and chargeability to UK corporation tax of Allied UK, on the basis that Allied UK is incorporated in the UK it is technically subject to the UK CFC rules.

The CFC rules can operate to apportion to Allied UK profits of overseas subsidiaries, subjecting such apportioned profits to UK corporation tax. In broad terms, the CFC rules can operate to subject UK tax resident companies to UK tax on the profits (exclusive of capital gains) of certain non-UK tax resident companies in which they have a direct or indirect interest. The current CFC rules typically affect UK tax resident companies directly or indirectly holding (alone or with connected or associated persons) at least a 25%. interest in a non-UK tax resident company where:

a The non-UK tax resident company is ultimately controlled by UK tax resident persons (or, where relevant, controlled by UK incorporated companies even if resident for tax purposes outside of the UK);

b The non-UK tax resident company is subject to a lower level of tax in its territory of residence; and

c The conditions relevant to specific exemptions from the CFC rules are not satisfied.

There are a number of specific exemptions to the UK CFC rules. In particular, the provisions of Finance (No. 3) Bill 2011 provide for a temporary exemption of up to 3 years from the UK CFC rules in certain specified circumstances.

One of the conditions that needs to be satisfied for this temporary exemption to apply is that the non-UK tax resident company has never been under the control of persons resident in the UK. As currently drafted, this condition would not be satisfied if at any time more than 50% of the non-UK tax resident company's shareholder base consisted of persons resident in the UK. In relation to Allied Gold, we understand that it is not clear at this stage whether this may have been the case.

This restriction on the application of the exemption may not have been intended. We understand that the point has been drawn to HM Revenue & Custom's attention, and it is possible that a change may be made to final legislation which would allow Allied UK to avail itself of the exemption, subject to satisfying certain other conditions. Finance (No.3) Bill will be enacted following Royal Assent, which is anticipated in or around July 2011.

Notwithstanding the above, a clearance has been given by HM Revenue & Customs under the existing "motive test" exemption, such that Allied Gold and its existing subsidiaries would not be subject to the UK CFC regime for a period of two years from the end of the accounting period in which the Proposal is implemented, being until 30 June 2013, or until full reform of the UK CFC rules (anticipated to occur in 2012, and assuming such reform involves changes to the motive test), whichever is the earlier. This clearance will only apply to existing group companies and is subject to certain conditions including restrictions on material changes to their activities.

On the expiry of the motive test period, it will be necessary to reassess the application of the UK's CFC rules to Allied UK. As noted above, the UK's CFC rules are currently subject to extensive reform, and the specific application (and consequences arising thereon) of the CFC rules going forward to Allied UK is therefore uncertain. It is the UK Government's expressed intention that the reformed CFC rules will be more territorial in nature, seeking specifically to target taxable profits diverted from the UK.

We understand that it is management's intention to restrict future UK activities of Allied Group companies, and any diversion of taxable profits from the UK may therefore be minimal. We have not however carried out any review of the activities of Allied Gold or its subsidiaries to assess the possible application of the detailed CFC rules to these companies.

Furthermore, the effect of reform of the UK CFC rules will not be certain until the new UK CFC rules are published and enacted in their entirety. As such, the possibility cannot be excluded that, following the end of any period of exemption, the UK CFC rules may apply to Allied UK in such a way that would reduce net returns to Allied UK Shareholders.

5.4 Canadian income tax implications

5.4.1 General consequences

There should be no adverse Canadian tax implications to the Allied Gold Group companies as a result of the interposition of a new head company. Furthermore, no Canadian tax implications should arise as a result of Allied Gold delisting from the ASX.

5.4.2 Availability of Canadian tax losses carried forward

As there has been no acquisition of control as a result of the Proposal, the ability to carry forward Canadian tax losses by Canadian subsidiaries in the Allied Gold group should not be adversely impacted by the Proposal.

5.5 PNG income tax implications

The transfer of Allied Gold shares to Allied UK should not have any PNG income tax consequences for Allied Gold or its PNG subsidiaries.

5.6 Solomon Islands income tax implications

The transfer of shares in the Allied Gold to Allied UK should not have any Solomon Islands Tax implications.

There is no capital gains tax on the sale of shares in the Solomon Islands.

The Solomon Islands Income Tax Act has restriction on the ability to claim carried forward tax losses where there is a change of shareholders greater than 51% during the year. As there is no change in the shareholders of the Solomon Islands companies, there should not be any loss of carried forward tax losses.

5.7 Stamp Duty implications

5.7.1 Australian stamp duty implications

The transfer of Allied Gold shares by the Shareholders under the Proposal should not attract stamp duty cost in any Australian state. Furthermore, an issue of replacement shares in Allied UK will not generally be imposed with Australian stamp duty.

5.7.2 UK stamp duty implications

Please refer to section 2.2.3 above for a detailed consideration of the stamp duty implications arising in the UK.

5.7.3 Canadian stamp duty implications

Stamp duties are not applicable for Canadian tax purposes.

5.7.4 PNG stamp duty implications

The transfer of Allied Gold shares will not give rise to a stamp duty liability in PNG as this is not the transfer of shares in an entity incorporated in PNG.

Division 10A of the PNG Stamp Duties Act contains provisions that impose stamp duty on the transfer of shares in a "private corporation" which holds an interest in land (a concept which includes a mining lease or exploration licence), or which has a subsidiary that holds an interest in land. The duty may apply even though the transfer of shares is not itself a transfer subject to PNG stamp duty.

On the understanding that Allied Gold's shares will be quoted on a relevant stock exchange at the time they are acquired by Allied UK, Allied Gold will not be a private corporation and the landholding private corporation rules will have no application to the acquisition of the Allied Gold shares by Allied UK. There is no requirement that Allied UK have its shares quoted on a relevant exchange at the time of acquiring the Allied Gold shares.

5.8 Australian GST implications

Shareholders will not be required to pay Goods and Services Tax (GST) on the sale of existing Allied Gold shares and on the acquisition of Allied UK shares.

We note that, although no GST is payable on the transfer or disposal of shares, Shareholders who are registered or required to be registered for GST purposes in Australia will need to determine the extent, if any, to which amounts paid in respect of GST are paid by them on acquisitions relating to those events and should be denied

(This page has been left blank intentionally.)

Annexure C—US Taxation Disclosure

Certain United States Federal Income Tax Considerations

The following is a summary of certain material anticipated US federal income tax considerations applicable to a US Holder (as defined below) that exchanges Allied Gold Shares ("Old Allied Shares") for Allied Gold Mining PLC Shares ("New Allied Shares"). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax considerations that may apply to a US Holder as a result of the Restructure. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax considerations applicable to a US Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. Moreover, this summary is not binding on the Internal Revenue Service (the "IRS") or the US courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a US court if so challenged. Allied Gold has not requested, and does not intend to request, a ruling from the IRS or an opinion from legal counsel regarding any of the US federal income tax consequences of the Restructure. **Each US Holder should consult its own tax advisor regarding the US federal, US state and local, and foreign tax consequences of the Restructure.**

TO ENSURE COMPLIANCE WITH US TREASURY DEPARTMENT CIRCULAR 230, US HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF US FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY A US HOLDER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS DOCUMENT; AND (C) EACH US HOLDER SHOULD SEEK ADVICE BASED ON SUCH US HOLDER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

This summary is based on the US Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (final, temporary, and proposed), US court decisions, published IRS rulings and published administrative positions of the IRS, that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the US federal income tax considerations described in this summary.

This summary is addressed only to US Holders. For purposes of this summary, a "US Holder" is a beneficial owner of Old Allied Shares or New Allied Shares participating in the Restructure that is (a) an individual who is a citizen or resident of the United States for US federal income tax purposes, (b) a corporation, or other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust. A holder that is not a US Holder should consult its own tax advisor regarding the potential US federal, US state and local, and foreign tax consequences of the Restructure.

This summary does not address the US federal income tax considerations of the Restructure to US Holders that are subject to special treatment under the Code, including US Holders: (a) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts; (b) that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) that have a "functional currency" other than the US dollar; (d) that own Old Allied Shares, or will own New Allied Shares, as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (e) that acquired Old Allied Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) that hold Old Allied Shares, or will hold New Allied Shares, other than as a capital asset within the meaning of Section 1221 of the Code; (g) who are US expatriates or former long-term residents of the United States; and (h) that own directly, indirectly, or by attribution, or will own directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Old Allied Shares or New Allied Shares after the Restructure is effected. This discussion

does not address the US Holders that receive New Allied Shares other than in exchange for Old Allied Shares pursuant to the Restructure (for example, in exchange for services or upon the exercise of options or warrants). US Holders that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisors regarding the US federal, US state and local, and foreign tax consequences of the Restructure.

If an entity that is classified as a partnership (or "pass through" entity) for US federal income tax purposes holds Old Allied Shares or will hold New Allied Shares, the US federal income tax consequences to such partnership (or "pass through" entity) and the partners of such partnership (or owners of such "pass through" entity) of participating in the Restructure generally will depend on the activities of the partnership (or "pass through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of "pass through" entities) for US federal income tax purposes should consult their own tax advisors regarding the US federal income tax consequences of the Restructure.

This summary does not address the state, local, US federal alternative minimum tax, estate and gift, or foreign tax consequences to US Holders of the Restructure. Each US Holder should consult its own tax advisor regarding the state, local, US federal alternative minimum tax, estate and gift, and foreign tax consequences to them of the Restructure.

Passive Foreign Investment Companies.

A foreign corporation generally will be a passive foreign investment company or "PFIC" in any given tax year, if (a) 75% or more of the gross income of the corporation for such tax year is passive income or (b) on average, at least 50% of its assets produce passive income or are held for the production of passive income. Allied Gold has not determined whether it is, or has been, a PFIC or whether Allied Gold Mining PLC will be a PFIC for the current year. Consequently, neither Allied Gold nor its US tax advisors can provide any assurances regarding the PFIC status of Allied Gold and Allied Gold Mining PLC for any taxable year. If Allied Gold was a PFIC at any time when a US Holder held Old Allied Shares, the tax consequences of the Restructure may be significantly modified by, and generally would be more adverse as a result of, the PFIC rules. This discussion assumes that Allied Gold has not been, and that neither Allied Gold nor Allied Gold Mining PLC will be a PFIC in the current taxable year. US Holders are urged to consult with their tax advisors regarding the potential US tax implications of participating in the Restructure if Allied Gold is, or has been, a PFIC.

CDIs. This discussion assumes that the ownership of CDIs received in the Restructure will, for US federal income tax purposes, be treated as the ownership of the underlying New Allied Shares represented by the CDIs. Accordingly, while not free from doubt, it is expected that US Holders receiving CDIs in exchange for Old Allied Shares will generally be treated as receiving New Allied Shares for their Old Allied Shares. However, no assurances can be given concerning such treatment. US Holders receiving CDIs in the Restructure should consult with their tax advisors concerning their exchange of Old Allied Shares for CDIs.

Exchange of Old Allied Shares for New Allied Shares in the Restructure.

For US federal income tax purposes, the Restructure may qualify for treatment as a reorganization under Section 368(a) of the Code and for treatment as an exchange described in Section 351 of the Code. If the Restructure qualifies for such treatment, the exchange of Old Allied Shares for New Allied Shares generally would be expected to be a nontaxable exchange for US federal income tax purposes, subject to any modification of such treatment in the event Allied Gold or Allied Gold Mining PLC is a PFIC. Allied Gold and Allied Gold Mining PLC do not intend to take any position that is inconsistent with the treatment of the Restructure as a nontaxable exchange for US federal income tax purposes. The proper US federal income tax treatment of the Restructure is not certain, however, and neither Allied Gold nor Allied Gold Mining PLC can provide any assurances that the Restructure will constitute a nontaxable transaction for any US Holder. This discussion assumes that the Restructure constitutes a reorganization under Section 368(a) of the Code and an exchange described in Section 351 of the Code. Each US Holder should consult its own tax advisor about the proper US federal, state and local income tax treatment of the Restructure.

Assuming that the Restructure is a nontaxable exchange of Old Allied Shares for New Allied Shares, the material US federal income tax consequences of the Restructure to a US Holder would be as follows:

A US Holder would recognize no gain or loss in the Restructure;

A US Holder's tax basis in the New Allied Shares received in the Restructure would equal the US Holder's tax basis in its Old Allied Shares;

The Holding period of the New Allied Shares received by a US Holder in the Restructure would include the period the US Holder held its Old Allied Shares.

Shareholders who hold multiple blocks of Old Allied Shares with differing tax bases or holding periods should consult their tax advisors with regard to identifying the bases and holding periods of the particular New Allied Shares received as a result of the Restructure.

US Holders may be required to report specific information regarding the Restructure on their US tax returns and may be required to maintain certain records regarding the Restructure. US Holders should consult their tax advisors regarding the proper US federal income tax reporting of the Restructure.

If the Restructure failed to constitute a nontaxable exchange for US federal income tax purposes, a US Holder receiving New Allied Shares would recognize capital gain or loss upon the receipt of New Allied Shares for Old Allied Shares pursuant to the Restructure. The amount of capital gain or loss recognized would equal the difference, if any, between (a) the fair market value of the New Allied Shares as of the Effective Date and (b) such US Holder's tax basis in the Old Allied Shares. Any such capital gain or loss will be long-term capital gain or loss if the US Holder's holding period for the Old Allied Shares exceeds one year as of the Effective Date. Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. Deductions for capital losses are subject to significant limitations under the Code. Any gain or loss would generally be treated as arising from US sources. The US Holder would have a tax basis in the New Allied Shares equal to their fair market value as of the Effective Date.

US Holders who are Ineligible Foreign Shareholders.

US Holders who are Ineligible Foreign Shareholders and who receive cash from the Nominee will recognize capital gain or loss upon the receipt of cash pursuant to the Restructure. The amount of capital gain or loss recognized will equal the difference, if any, between (a) the cash proceeds received by such US Holder and (b) such US Holder's tax basis in the New Allied Shares. Any such capital gain or loss will be long-term capital gain or loss if the US Holder's holding period for the New Allied Shares exceeds one year as of the effective date of the sale of such New Allied Shares. For this purpose, assuming that the Restructure constitutes a nontaxable exchange as described above, a US Holder's tax basis in the New Allied Shares would equal the US Holder's tax basis in its Old Allied Shares and a US Holder's holding period for the New Allied Shares sold should include the holding period of the Old Allied Shares. Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. Deductions for capital losses are subject to significant limitations under the Code. Any gain or loss would generally be treated as arising from US sources.

Ownership of New Allied Shares.

As noted above, Allied Gold has not conducted an analysis of whether it is, or has been, a PFIC, or of whether Allied Gold Mining PLC will be a PFIC in the current taxable year. This discussion assumes that Allied Gold has not been, and that neither Allied Gold nor Allied Gold Mining PLC will be a PFIC in the current taxable year. US Holders are urged to consult with their tax advisors regarding the potential US tax implications of owning New Allied Shares if Allied Gold or Allied Gold Mining PLC are, or have been, PFICs.

Taxation of Distributions.

The gross amount of a distribution (including the full amount of any withholding taxes imposed thereon) paid with respect to New Allied Shares will be a dividend for US federal income tax purposes to the extent of the current or accumulated earnings and profits of Allied Gold Mining PLC (as determined for US tax purposes). With respect to non-corporate US holders, certain dividends received in taxable years beginning before January 1, 2013 from a "qualified foreign corporation" will be subject to US federal income tax at a maximum rate of 15% rather than the marginal tax rates generally applicable to ordinary income. Allied Gold Mining PLC believes that it will be considered a qualified foreign corporation for

purposes of the application of the reduced tax rate. However, this law is scheduled to expire as of December 31, 2012 with the result that dividends paid on New Allied Shares will thereafter be subject to US income tax at the rates generally applicable to ordinary income or at such other rates as may be prescribed by future legislation.

Australia may impose a withholding tax on dividend payments made by Allied Gold Mining PLC. The maximum rate of withholding tax on dividends pursuant to the income tax treaty between Australia and the United States (the "Treaty") is 15 percent. A US Holder may be required to properly demonstrate to the company and the Australian tax authorities entitlement to the reduced rate of withholding under the Treaty. Subject to complex and potentially significant limitations, any withholding tax imposed on distributions paid with respect to the New Allied Shares will be a foreign tax that a US Holder may elect to claim as a credit against the US Holder's US federal income tax liability. Dividends distributed by Allied Gold Mining PLC will generally be categorized as foreign-source "passive income" for purposes of computing allowable foreign tax credits. The rules relating to the determination of the foreign tax credit are complex. You should consult your own tax advisors to determine whether and to what extent a credit may be available against your US federal income tax liability. In lieu of claiming a credit, a US Holder may claim a deduction for all foreign taxes paid in the taxable year. Unlike a tax credit, a deduction generally does not reduce U.S. tax on a dollar-for-dollar basis.

If a distribution exceeds Allied Gold Mining PLC's current or accumulated earnings and profits (as determined for U.S tax purposes), it will be treated as a nontaxable return of capital to the extent of the taxpayer's basis in the stock, and thereafter as a capital gain. However, Allied Gold Mining PLC does not expect to maintain calculations of its earnings and profits in accordance with US federal income tax principles. US Holders should therefore assume that any distribution with respect to New Allied Shares will be treated as a dividend for US federal income tax purposes. Dividends will not be eligible for the dividends received deduction allowed to corporate shareholders under the US Code. The amount of any dividend paid to a US Holder in a foreign currency that will be included in the gross income of the US Holder will generally equal the equivalent US dollar amount determined by using the spot rate on the date the dividend is received. A US Holder will have a tax basis in any foreign currency received equal to its US dollar value on the date the dividend is received. US Holders may recognize foreign currency gain or loss on a conversion or disposition of foreign currency on a later date.

Taxation of Dispositions.

A US Holder of New Allied Shares generally should recognize capital gain or loss for US federal income tax purposes on the sale, exchange or other disposition of New Allied Shares in an amount equal to the difference between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on such sale, exchange or other disposition and the US Holder's adjusted tax basis in the New Allied Shares. Such capital gain or loss will be long-term capital gain or loss if the US Holder's holding period for new Allied Shares exceeds one year at the time of the sale, exchange or other disposition. Under current law, long-term capital gain of non-corporate US Holders is subject to tax at a maximum rate of 15%. However, this reduced rate is scheduled to expire effective for taxable years beginning after December 31, 2012. The deductibility of capital losses is subject to limitations. A US Holder's gain, if any, on such a sale generally will be a US source gain and generally will constitute "passive income" for foreign tax credit limitation purposes.

Information Reporting; Withholding Tax.

In general, information reporting will apply to dividends paid with respect to New Allied Shares and to proceeds from the sale, exchange or other disposition of New Allied Shares within the United States (and in certain cases, outside the United States) unless the US Holder is an exempt recipient. Backup withholding may apply to such payments if the US Holder fails to provide a taxpayer identification number or certification of other exempt status or if the US Holder has previously failed to report in full certain types of income. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against the US Holder's US federal income tax liability provided required information is timely furnished to the IRS.

The discussion above is a general summary only. It does not cover all tax matters that may be important to a particular US Holder. Each US Holder should consult a tax adviser about the US tax consequences of the Restructure and the ownership and disposition of New Allied Shares.

NORTON ROSE

Dated 28 April 2011

Scheme of Arrangement
Under section 411 of the Corporations Act

Parties

Allied Gold Limited
ACN 104855067

Each holder of a fully paid ordinary share in the capital of Allied Gold Limited ACN 104855067 as listed in the Register on the Scheme Record Date

Andrew Rankin
Norton Rose Australia
175 Eagle Street, Brisbane QLD 4000
Tel: +61 (0)7 3414 2850
www.nortonrose.com
Our ref: 2759632

Contents

Scheme of Arrangement

Under section 411 of the Corporations Act

Parties **Allied Gold Limited** ACN 104 855 067
of Prospera Partners Pty Ltd, Unit B9, 431 Roberts Road, Subiaco, Western Australia 6008
(**Allied Gold**)

Each holder of a fully paid ordinary share in the capital of Allied Gold Limited ACN 104 855 067 as listed in the Register on the Scheme Record Date
(**Scheme Shareholders**)

Introduction

A Allied Gold is a public company incorporated in Western Australia, the shares in which are listed on ASX, TSX and AIM.

B Allied Gold Mining PLC is a company incorporated in England and Wales.

C Allied Gold has determined to propose to the Allied Gold Shareholders and the Allied Gold Optionholders a restructure of Allied Gold by way of schemes of arrangement under Part 5.1 of the Corporation Act, whereby Allied Gold would become a wholly owned subsidiary of Allied Gold Mining PLC, upon and subject to the terms and conditions of the Schemes.

D Allied Gold and Allied Gold Mining PLC have agreed to enter into the Implementation Agreement to implement the terms of this Share Scheme.

E Allied Gold Mining PLC has agreed to enter into the Shareholder Deed Poll, under which Allied Gold Mining PLC covenants in favour of the Scheme Shareholders to perform its obligations under this Share Scheme.

It is agreed

1 DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this document unless the context otherwise requires, the following words and expressions have meanings as follows:

(1) **AIFRS** means Australian International Financial Reporting Standards;

(2) **AIM** means the AIM, a market operated by the London Stock Exchange;

(3) **Allied Gold Mining PLC** means Allied Gold Mining PLC a company incorporated in England and Wales having registered number 7553802;

(4) **Allied Gold Mining PLC Option** means a right granted to a participant to subscribe for or acquire an Allied Gold Mining PLC Share, subject to the terms and conditions on which the right is granted;

(5) **Allied Gold Mining PLC Share** means a fully paid ordinary share in the capital of Allied Gold Mining PLC;

(6) **Allied Gold Mining PLC Shareholder** means a holder of an Allied Gold Mining PLC Share;

(7) **Allied Gold Option** means a right granted to a participant to subscribe for or acquire an Allied Gold Share, subject to the terms and conditions on which the right is granted;

(8) **Allied Gold Optionholders** means each person who is registered in the Register from time to time as the holder of an Allied Gold Option;

(9) **Allied Gold Share** means a fully paid ordinary share in the capital of Allied Gold;

(10) **Allied Gold Shareholder** means a person who is registered in the Register from time to time as the holder of an Allied Gold Share;

(11) **Applicable Laws** means any one or more of all, as the context requires, of:

(a) the Corporations Act (including the Corporations Regulations);

(b) the Listing Rules; and

(c) any practice note, policy statement, class order, declaration, guideline, policy or procedure pursuant to the provisions of which ASIC is authorised or entitled to regulate, implement or enforce, either directly or indirectly, the provisions of any of the foregoing statutes, regulations, rules, deeds or agreements or any conduct or proposed conduct or any person pursuant to any of those statutes, regulations, rules, deeds or agreements, including RG 60 and RG 142;

(12) **ASIC** means the Australian Securities and Investments Commission;

(13) **ASX** means ASX Limited ABN 98 008 624 691 or the market operated by it, as the context requires;

(14) **Business Day** means a business day that is not a Saturday, Sunday or any other day which is a public holiday in the place where an act is to be performed or a payment is to be made;

(15) **CDIs** means CHESS Depositary interests and means a unit of beneficial ownership in Allied Gold Mining PLC Shares, registered in the name of CDN;

(16) **CDN** means the depositary nominee appointed to hold Allied Gold Mining PLC CDIs, being CHESS Depositary Nominee Pty Ltd;

(17) **CHESS** means the clearing house electronic subregister system for the electronic transfer of securities;

(18) **Close of Register** means 7.00pm Sydney time on the Scheme Record Date;

(19) **Close of Trading** means the close of trading on ASX on the Effective Date;

(20) **Corporations Act** means the *Corporations Act 2001* (Cth);

(21) **Corporations Regulations** means the *Corporations Regulations 2001* (Cth);

(22) **Court** means a court of competent jurisdiction under the Corporations Act, (and includes any court of appeal from them);

(23) **CREST** means the relevant system (as defined in the Regulations) for the paperless settlement of trades and the holding of uncertificated shares, operated by Euroclear UK & Ireland Limited in the United Kingdom;

(24) **Custodian** means the custodian appointed to hold Allied Gold Shares deposited pursuant to the DI Deed, being Computershare Clearing Pty Ltd;

(25) **Depositary** means Computershare Investor Services PLC;

(26) **Depositary Interests or DIs** means a security:

(a) issued under the DI Deed and the rules of CREST;

(b) created under English law and as such capable of settlement on AIM utilising the CREST system;

(c) held in uncertificated form;

(d) title to which is established by entry in the Depositary Interest Register;

(e) evidencing the holder's underlying interest in one Allied Gold Share, which is registered on the Register in the name of the Depositary or Custodian and held by the Depositary (itself or through the Custodian) as bare trustee for the holder of the Depositary Interest, on the terms set out in the DI Deed; or

(f) entitling the holder to the benefit of all the rights and entitlements received.

(27) **Depositary Interest Register** means the register of holders of Depositary Interests;

(28) **DI Cancellation Date** means the date on which the DIs are withdrawn from CREST under the DI Deed which will occur prior to Close of Registers on the Scheme Record Date;

(29) **DI Deed** means the deed titled 'Deed in respect of Allied Gold Limited Depositary Interests', dated 27 February 2006, executed and issued by the Depositary;

(30) **DI Holder** means the holder of a Depositary Interest issued with respect to a Allied Gold Share;

(31) **Effective** means the coming into effect, under section 411(10) of the Corporations Act, of the Scheme Order, but in any event at no time before an office copy of the Scheme Order is lodged with ASIC;

(32) **Effective Date** means the date on which the Share Scheme becomes Effective;

(33) **Eligible (CDI) Scheme Member** means an Eligible Scheme Shareholder who is recorded on the Australian Register as at the Scheme Record Date;

(34) **Eligible Scheme Shareholder** means a Scheme Shareholder (other than an Ineligible Foreign Shareholder) whose address on the Register as at the Scheme Record Date is outside of Australia;

(35) **End Date** means 29 June 2011 or such other date as Allied Gold and Allied Gold Mining PLC agree in writing;

(36) **Explanatory Statement** means the explanatory memorandum in respect of the Option Scheme to be approved by the Court and dispatched to Allied Gold Optionholders containing this document, the Optionholder Deed Poll, an explanatory statement, the Independent Expert's Report, notice of the Option Scheme Meeting and a copy of the Scheme Booklet, complying with the requirements of Applicable Laws;

(37) **GBP** means pound sterling, the currency of the United Kingdom;

(38) **Implementation** means the various steps required to implement the Share Scheme on the Implementation Date;

(39) **Implementation Agreement** means the agreement titled "Implementation Agreement" to be entered into between Allied Gold and Allied Gold Mining PLC regarding the implementation of the Schemes;

(40) **Implementation Date** means two Business Days (or as otherwise agreed between Allied Gold and Allied Gold Mining PLC in writing) following the Scheme Record Date;

(41) **Independent Expert** means Ernst & Young, the independent expert appointed by the directors of Allied Gold to prepare a report for the Share Scheme Booklet and Explanatory Statement in accordance with Applicable Laws;

(42) **Independent Expert's Report** means the report from the Independent Expert stating whether or not, in the Independent Expert's opinion, the Share Scheme is in the best interests of the Allied Gold Shareholders, and the Option Scheme is in the best interest of Allied Gold Optionholders and setting out the reasons for that opinion;

(43) **Ineligible Foreign Shareholder** means an Allied Gold Shareholder who is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of Australia, United Kingdom (including the Isle of Man and Channel Islands), New Zealand, Canada, Papua New Guinea or the United States of America and their respective external territories, or whose address shown in the Register is a place outside Australia, United Kingdom, (including the Isle of Man and Channel Islands), New Zealand, Canada, Papua New Guinea or the United States of America and their respective external territories or who is acting on behalf of such a person unless Allied Gold Mining PLC determines that:

(a) it is lawful and not unduly onerous and not unduly impracticable to issue that Allied Gold Shareholder with Allied Gold Mining PLC Shares on Implementation; and

(b) it is lawful for that Allied Gold Shareholder to participate in the Scheme by the law of the relevant place outside of Australia, United Kingdom, (including the Isle of Man and Channel Islands), Canada, Papua New Guinea or the United States of America and their respective external territories;

(44) **Listing Rules** means the official listing rules of ASX as from time to time amended or waived in their application to a party;

(45) **London Stock Exchange** means the London Stock Exchange plc;

(46) **Main Market** means the market operated by the London Stock Exchange;

(47) **Main Market Rules** means the rules published by the London Stock Exchange form time to time governing admission to and operation of the premium segment of the Main Market;

(48) **Nominee** means RBC Capital Markets acting as broker as directed by Allied Gold Mining PLC, for the sale of the Allied Gold Mining PLC Shares that would otherwise have been issued to an Ineligible Foreign Shareholder;

(49) **Optionholder Deed Poll** means the deed poll to be executed by Allied Gold Mining PLC in favour of each Scheme Optionholder under which Allied Gold Mining PLC covenants in favour of each Scheme Optionholder to perform its obligations under the Implementation Agreement and the Option Scheme;

(50) **Option Scheme** means the scheme of arrangement under Part 5.1 of the Corporations Act between Allied Gold and the Scheme Optionholders under which all Allied Gold Options will be transferred to Allied Gold Mining PLC or cancelled, subject to any alteration or condition made or required by the Court pursuant to section 411(6) of the Corporations Act, with the agreement of Allied Gold and Allied Gold Mining PLC (acting reasonably);

(51) **Option Scheme Consideration** means the Allied Gold Mining PLC Options to be issued to the Scheme Optionholders as consideration for the implementation of the Option Scheme, which will consist of the issue of one Allied Gold Mining PLC Option, in respect of every six Allied Gold Options registered in the name of the Scheme Optionholder in the Register as at the Scheme Record Date and to be calculated and issued separately for unvested and vested options;

(52) **Register** means the register of Allied Gold Shareholders and Allied Gold Optionholders maintained in accordance with the Corporations Act and **Registry** has a corresponding meaning;

(53) **Registrar** means Computershare Investor Services Pty Ltd as the Australian Registry, Computershare Investor Services Inc, as the Canadian Registry and Computershare Investor Services PLC as the UK Registry;

(54) **Regulations** means the *Uncertificated Securities Regulations 2001* (S1/3755);

(55) **RG 142** means ASIC Regulatory Guide 142;

(56) **RG 60** means ASIC Regulatory Guide 60;

(57) **Schemes** means the Share Scheme and the Option Scheme;

(58) **Scheme Booklet** means the explanatory memorandum in respect of the Share Scheme to be approved by the Court and dispatched to Allied Gold Shareholders containing this document, the Shareholders Deed Poll, an explanatory statement, the Independent Expert's Report and the notice of the Scheme Meeting, complying with the requirements of Applicable Laws;

(59) **Scheme Optionholder** means each Allied Gold Optionholder registered in the Register as at the Scheme Record Date;

(60) **Scheme Order** means the order of the Court approving the Share Scheme (and if applicable, with or without modification or subject to conditions imposed under section 411(6) of the Corporations Act) pursuant to section 411(4)(b) of the Corporations Act;

(61) **Scheme Record Date** means the date for determining participation in the Share Scheme being 7.00 p.m. Sydney time on the date four Business Days following the Effective Date or such other date (after the Effective Date) as Allied Gold and Allied Gold Mining PLC agree in writing;

(62) **Scheme Shareholder** means each Allied Gold Shareholder registered in the Register as at the Scheme Record Date (taking into account registration of all registrable transfers and transmission applications received by Allied Gold's share registry on the Scheme Record Date);

(63) **Second Court Date** means the first day on which the Court hears the application for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme or, if the application is adjourned or subject to appeal for any reason, the first day on which the adjourned or appealed application is heard;

(64) **Second Court Hearing** means the hearing (including any adjournment of, or appeal from, that hearing) at which the Court is convened to hear the application for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme;

(65) **Share Scheme** means the scheme of arrangement under Part 5.1 of the Corporations Act between Allied Gold and the Scheme Shareholders, set out in this document, subject to any alteration or

condition made by the Court under section 411(6) of the Corporations Act with the agreement of Allied Gold and Allied Gold Mining PLC (acting reasonably);

(66) **Share Scheme Consideration** means the Allied Gold Mining PLC Shares to be issued to the Scheme Shareholders as consideration for the implementation of the Share Scheme, which will consist of the issue of one Allied Gold Mining PLC Share, credited as fully paid, in respect of every six Allied Gold Shares registered in the name of the Scheme Shareholder in the Register as at the Scheme Record Date;

(67) **Share Scheme Meeting** means the meeting of Allied Gold Shareholders convened by the Court under section 411(1) of the Corporations Act (or at any adjournment or postponement of that at which the Share Scheme is being voted on) at which Allied Gold Shareholders approve the Share Scheme;

(68) **Shareholder Deed Poll** means the deed poll to be executed by Allied Gold Mining PLC in favour of each Scheme Shareholder under which Allied Gold Mining PLC covenants in favour of each Scheme Shareholder to perform its obligations under the Implementation Agreement and the Share Scheme;

(69) **Subscriber Shares** means the one ordinary share in the capital of Allied Gold Mining PLC issued to effect incorporation of Allied Gold Mining PLC;

(70) **Subsidiary** has the meaning given to it in the Corporations Act;

(71) **TSX** means the Toronto Stock Exchange, a market operated by TMX Group Inc.; and

(72) **United Kingdom** means the United Kingdom of Great Britain and Northern Ireland.

1.2 Interpretation

In this document, unless the contrary intention appears:

(1) Reference to:

(a) one gender includes the others;

(b) the singular includes the plural and the plural includes the singular;

(c) a recital, clause, schedule or annexure is a reference to a clause of or recital, schedule or annexure to this document and references to this document include any recital, schedule or annexure;

(d) any contract or other instrument includes any variation or replacement of it;

(e) a statute, ordinance, code or other law includes subordinate legislation (including regulations) and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(f) a person includes an individual, a firm, a body corporate, an unincorporated association, an authority or a government or statutory body or authority;

(g) a person includes their legal personal representatives (including executors), administrators, successors, substitutes (including by way of novation) and permitted assigns;

(h) a body which has been reconstituted or merged must be taken to be to the body as reconstituted or merged, and a body which has ceased to exist and the functions of which have been substantially taken over by another body must be taken to be to that other body;

(i) an accounting term is to that term as it is used in AIFRS;

(j) time is a reference to Brisbane time;

(k) a reference to a day or a month means a calendar day or calendar month;

(l) money (including "$", "AUD" or "dollars") is to Australian currency; and

(m) any thing (including any amount or any provision of this Agreement) is a reference to the whole and each part of it and a reference to a group of persons is a reference to any 1 or more of them.

(2) The meaning of any general language is not restricted by any accompanying example, and the words "includes", "including", "such as", "for example" or similar words are not words of limitation.

(3) The word "costs" includes charges, expenses and adviser costs.

(4) Where a word or expression is given a particular meaning, other parts of speech and grammatical forms of that word or expression have a corresponding meaning.

(5) Headings and the table of contents are for convenience only and do not form part of this document or affect its interpretation.

(6) If a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day.

(7) The time between 2 days, acts or events includes the day of occurrence or performance of the 2nd but not the 1st act or event.

(8) If an act must be done on a specified day which is not a Business Day, the act must be done instead on the next Business Day.

(9) A provision of this document must not be construed to the disadvantage of a party merely because that party was responsible for the preparation of the document or the inclusion of the provision in the document.

2 BACKGROUND TO SHARE SCHEME

2.1 Allied Gold

(1) Allied Gold is a public company limited by shares incorporated in the State of Western Australia.

(2) Allied Gold has been admitted to the official list of ASX, TSX and AIM and Allied Gold Shares have been granted official quotation on ASX, TSX and AIM.

As at 27 April 2011, 1,198,537,554 Allied Gold Shares were on issue (noting that the issued capital of Allied Gold may be different as at the Scheme Record Date).;

2.2 Allied Gold Mining PLC

Allied Gold Mining PLC is a company limited by shares incorporated in England and Wales. Allied Gold Mining PLC has one share, the Subscriber Share, on issue. Other than the Subscriber Shares, Allied Gold Mining PLC has not issued any other shares and has not granted any options or other convertible securities.

2.3 Implementation Agreement

Allied Gold and Allied Gold Mining PLC will enter into the Implementation Agreement to facilitate implementation of the Schemes. Among other things under the Implementation Agreement:

(1) Allied Gold agrees to convene the Share Scheme Meeting; and

(2) each of Allied Gold and Allied Gold Mining PLC agree that they will perform their respective obligations under this Share Scheme and do all things and take all necessary steps within their power to fulfil their respective obligations under this Share Scheme.

2.4 Shareholders Deed Poll

Allied Gold Mining PLC will execute the Shareholders Deed Poll under which it covenants in favour of each Scheme Shareholder to carry out its obligations under the Implementation Agreement and this Share Scheme.

2.5 What happens if Share Scheme becomes Effective

If the Share Scheme becomes Effective, then:

(1) Allied Gold Mining PLC will provide the Share Scheme Consideration to each Scheme Shareholder in accordance with the terms of the Shareholders Deed Poll and this Share Scheme;

(2) subject to the satisfaction of clause 2.5(1):

   (a) subject to compliance with clause 6.2(2), Allied Gold Mining PLC will enter the names of each Scheme Shareholder in the Allied Gold Mining PLC register;

   (b) all Allied Gold Shares (and all rights and entitlements attaching to them) will be transferred to Allied Gold Mining PLC;

   (c) Allied Gold will enter Allied Gold Mining PLC's name in the Register as the holder of all Allied Gold Shares; and

   (d) Allied Gold will become a wholly-owned subsidiary of Allied Gold Mining PLC.

3 CONDITIONS PRECEDENT

3.1 Conditions precedent to the Share Scheme

The Share Scheme is conditional on the following:

(1) the Implementation Agreement and the Shareholders Deed Poll being in full force and effect so as to oblige Allied Gold and Allied Gold Mining PLC to give full force and effect to the implementation of the Share Scheme at all times prior to the Implementation Date;

(2) all the conditions set out in clause 3.1 of the Implementation Agreement having been satisfied or waived in accordance with the terms of the Implementation Agreement, prior to the Implementation Date;

(3) the Court making orders under section 411(4)(b) of the Corporations Act approving the Share Scheme, with or without any alteration or condition, and if applicable, Allied Gold and Allied Gold Mining PLC (acting reasonably) having agreed to any alteration or condition made by the Court; and

(4) the Court making orders under section 411(4)(b) of the Corporations Act approving the Option Scheme, with or without any alteration or condition, and if applicable, Allied Gold and Allied Gold Mining PLC (acting reasonably) having agreed to any alteration or condition made by the Court.

3.2 Satisfaction of conditions

The satisfaction or waiver of each condition in clause 3.1 is a condition precedent to the binding effect of the Share Scheme, with the intent that, unless and until all of those conditions are fulfilled, the Share Scheme will have no effect and will not be binding on the Allied Gold Shareholders.

3.3 Parties to provide certificate to Court

Allied Gold and Allied Gold Mining PLC will provide to the Court before or at the Second Court Hearing, a certificate or such other evidence as the Court requests, confirming which conditions set out in clause 3.1 (other than the condition in clause 3.1(3) and 3.1(4)) have been satisfied or waived as at 8.00am on the Second Court Date.

3.4 Certificate

The giving of a certificate by Allied Gold and Allied Gold Mining PLC under clause 3.3 confirming which condition precedent set out in clause 3.1 (other than the condition in clause 3.1(3) and 3.1(4)) have been satisfied or waived as at 8.00am on the Second Court Date will be conclusive evidence for the purpose only of assessing whether the conditions precedent referred to in clause 3.1 (other than the condition in clause 3.1(3) and 3.1(4)) have been satisfied, waived or are to be satisfied before the Implementation Date.

3.5 End Date

This Share Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before the End Date.

4 SHARE SCHEME CONSIDERATION AND TRANSFER AND REGISTRATION OF ALLIED GOLD SHARES

4.1 Share Scheme

On the Implementation Date:

(1) Allied Gold will procure Allied Gold Mining PLC to provide the Share Scheme Consideration to each Scheme Shareholder in accordance with this Share Scheme; and

(2) following the satisfaction of clause 4.1(1), Allied Gold will (as agent and attorney for the Scheme Shareholders under this Share Scheme) cause all Allied Gold Shares, together with all rights and entitlements attaching to the Allied Gold Shares as at the Implementation Date, to be transferred to Allied Gold Mining PLC without the need for any further act by any Scheme Shareholder (other than acts performed by Allied Gold as agent and attorney for Scheme Shareholders under this Share Scheme, or in the case of Allied Gold Shareholders on the Register in Canada, the return of a duly completed letter of transmittal).

(3) Allied Gold will enforce the provisions of the Implementation Agreement for the benefit of Scheme Shareholders, including, without limitation, the obligations of Allied Gold Mining PLC to issue Allied Gold Mining PLC Shares or CDIs representing an interest in Allied Gold Mining PLC Shares.

4.2 Provision of Share Scheme Consideration

The obligation of Allied Gold Mining PLC under the Implementation Agreement to provide the Share Scheme Consideration to each Scheme Shareholder under clause 4.1(1) (other than to Ineligible Foreign Shareholders) will be satisfied by Allied Gold Mining PLC performing the steps outlined in clause 4.3 and 4.4 of this Share Scheme.

4.3 Issue of Allied Gold Mining PLC Shares

Subject to clause 4.6, the obligation of Allied Gold Mining PLC to provide the Share Scheme Consideration to Eligible Scheme Shareholders will be satisfied by Allied Gold Mining PLC:

(1) on the Implementation Date, issuing and allotting the Share Scheme Consideration to each Eligible Scheme Shareholder in respect of each Allied Gold Share registered in the name of the Eligible Scheme Shareholder at the Scheme Record Date;

(2) on the Implementation Date, entering in the register of members of Allied Gold Mining PLC the name of each Eligible Scheme Shareholder, in relation to all the Allied Gold Mining PLC Shares issued to each Eligible Scheme Shareholder as Share Scheme Consideration in accordance with the Share Scheme;

(3) on the Implementation Date, issuing the holder of the Subscriber Shares ten less Allied Gold Mining PLC Shares (so that after Implementation the holder of the Subscriber Shares holds the same number of shares in Allied Gold Mining PLC as they held in Allied Gold (taking into account the one for six consolidation as part of the Share Scheme Consideration); and

(4) within 10 Business Days after the Implementation Date or in the case of Allied Gold Shareholders on the Register in Canada, when a duly completed letter of transmittal is received,, dispatching to each Eligible Scheme Shareholder or person named in the letter of transmittal as appropriate, by pre-paid mail to the address of the Eligible Scheme Shareholder as recorded in the Register at the Scheme Record Date or as provided in the letter of transmittal, as applicable, a certificate in the name of that Eligible Scheme Shareholder or person named in the letter of transmittal as appropriate, representing the number of Allied Gold Mining PLC Shares issued to that Eligible Scheme Shareholder in accordance with the Share Scheme. Where such Eligible Scheme Shareholders hold their Allied Gold Shares though UK Depositary Interests then their CREST account will be credited with the number of Allied Gold Mining PLC Shares issued to them in accordance with the Share Scheme.

4.4 Issue of CDIs

Subject to clause 4.6 the obligation of Allied Gold Mining PLC to issue Allied Gold Mining PLC Shares to the Eligible (CDI) Scheme Members will be satisfied by Allied Gold Mining PLC:

(1) on the Implementation Date, causing CDN's name to be entered on the register of Allied Gold Mining PLC as the holder of the Allied Gold Mining PLC Shares issued to CDN to hold on trust for the Eligible (CDI) Scheme Members entitled to Allied Gold Mining PLC Shares;

(2) within 10 Business Days after the Implementation Date, using its best endeavours to ensure that the name of each Eligible (CDI) Scheme Member to be entered in the records maintained by CDN as the holder of the CDIs issued to that Eligible (CDI) Scheme Member; and

(3) within 10 Business Days after the Implementation Date, dispatching to each Eligible (CDI) Scheme Member by pre-paid airmail to the address of the Eligible (CDI) Scheme Member as recorded in the Register at the Scheme Record Date, an uncertified holding statement in the name of that Eligible (CDI) Scheme Member representing the number of CDI's issued to that Eligible (CDI) Scheme Member.

4.5 Agreement to become Scheme Shareholder

Each Scheme Shareholder (other than an Ineligible Foreign Shareholder whose Share Scheme Consideration is issued to the Nominee) agrees to:

(1) become a member of Allied Gold Mining PLC;

(2) any variation, cancellation or modification of the rights attaching to their Allied Gold Shares constituted by or resulting from the Share Scheme;

(3) the transfer of their Allied Gold Shares in accordance with the terms of the Share Scheme;

(4) have their name entered in the Allied Gold Mining PLC's register of members;

(5) the Allied Gold Mining PLC Shares or CDIs (as relevant) issued by way of satisfaction of the Share Scheme Consideration; and

(6) be bound by the memorandum and articles of association of Allied Gold Mining PLC as in force from time to time.

4.6 Ineligible Foreign Shareholders

(1) Allied Gold Mining PLC will be under no obligation under the Share Scheme to issue, and will not issue, any Allied Gold Mining PLC Shares to any Ineligible Foreign Shareholder as Share Scheme Consideration, and instead where a Scheme Shareholder is an Ineligible Foreign Shareholder, the number of Allied Gold Mining PLC Shares to which the Scheme Shareholder would otherwise be entitled as Share Scheme Consideration, will be allotted to the Nominee.

(2) Allied Gold Mining PLC will use its best endeavours to procure that, as soon as practicable after the Implementation Date, the Nominee:

   (a) sells on the premium segment of the Main Market all of the Allied Gold Mining PLC Shares issued to the Nominee under clause 4.6(1) in such a manner, at such price and on such other terms as the Nominee determines in good faith and at the risk of the Ineligible Foreign Shareholder; and

   (b) promptly after the last sale of Allied Gold Mining PLC Shares in accordance with clause 4.6(2)(a), pays to each Ineligible Foreign Shareholder such fraction of the proceeds of sale received by it under clause 4.6(2)(a) (after deducting any applicable brokerage, stamp duty and other selling costs, taxes and charges) as is equal to the number of Allied Gold Mining PLC Shares which would have been issued to that Ineligible Foreign Shareholder as Share Scheme Consideration divided by the total number of Allied Gold Mining PLC Shares issued to the Nominee under clause 4.6(1) (rounded down to the nearest whole pence), in full satisfaction of Allied Gold Mining PLC 's obligations to that Ineligible Foreign Shareholder under the Share Scheme in respect of the Share Scheme Consideration.

(3) Allied Gold Mining PLC will use its best endeavours to procure the payment of the relevant fraction of the net proceeds of sale referred to in clause 4.6(2) to each Ineligible Foreign Shareholder by

sending, or procuring the dispatch, to that Ineligible Foreign Shareholder by prepaid mail to the Ineligible Foreign Shareholder's registered address in the Registry at the Scheme Record Date, a cheque in the name of that Ineligible Foreign Shareholder for the relevant amount (denominated in GBP).

4.7 Joint holders

In the case of Allied Gold Shares held by Scheme Shareholders in joint names:

(1) any entry in the register of members of Allied Gold Mining PLC required to be made must record the names and registered address of the joint holders; and

(2) any certificates to be issued under clause 4.3 and 4.4 must be issued to the Scheme Shareholders in the names of the joint holders and must be forwarded to the holder whose name first appears in the Register as at the Scheme Record Date.

4.8 Power of attorney

Upon the Share Scheme becoming Effective, each Scheme Shareholder, without the need for any further act, is deemed to have irrevocably appointed and authorised Allied Gold and each of its directors and officers for the time being, jointly and severally (and directs Allied Gold in that capacity) as its attorney and agent to do all acts, matters, things and execute all documents on the part of each Scheme Shareholder necessary, expedient or incidental to implement and give full effect to the Share Scheme and the transactions contemplated by it, including (without limitation) executing and providing, as agent and attorney of each Scheme Shareholder, a proper instrument of transfer of the Scheme Shareholder's Allied Gold Shares in favour of Allied Gold Mining PLC (save and except for an Allied Gold Shareholder on the Register in Canada who must return a duly completed letter of transmittal).

4.9 Appointment of sole proxy

Subject to the satisfaction of clause 2.5(1), from the Implementation Date until the time that Allied Gold Mining PLC is registered as the holder of all Allied Gold Shares in the Register, each Eligible Scheme Shareholder and Eligible (CDI) Scheme Member:

(1) is deemed to have irrevocably appointed Allied Gold Mining PLC and each of its directors and officers for the time being, jointly and severally, as their attorney and agent (and directs Allied Gold Mining PLC in such capacity) to:

   (a) appoint the Chief Executive Officer of Allied Gold Mining PLC, or failing him the Chief Financial Officer of Allied Gold Mining PLC, as their sole proxy and, where applicable, corporate representative to attend shareholders' meetings;

   (b) exercise the votes attaching to the Allied Gold Shares registered in the name of the Scheme Shareholder; and

   (c) sign any shareholders resolution;

(2) must not itself attend or vote at any shareholder meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to clause 4.10(1)); and

(3) must take all other actions in the capacity of a registered holder of the Allied Gold Shares as Allied Gold Mining PLC reasonably directs.

5 QUOTATION OF ALLIED GOLD SHARES, ALLIED GOLD MINING PLC SHARES AND CDIS

5.1 Quotation of Allied Gold Shares

(1) Allied Gold must apply for suspension of trading in Allied Gold Shares on the ASX with effect from the Close of Trading.

(2) On a date after the Scheme Record Date, Allied Gold will apply:

   (a) for termination of the official quotation of Allied Gold Shares on ASX and AIM;

   (b) to have itself removed from the official list of ASX and AIM; and

(c) Allied Gold will apply to have its shares no longer listed on the TSX with effect on or after the Scheme Record Date.

5.2 Quotation of Allied Gold Shares and CDIs

Allied Gold Mining PLC must use its best endeavours, as from the date of this Agreement, to procure that:

(1) the Allied Gold Mining PLC Shares to be quoted on the premium segment of the Main Market are granted official quotation by the London Stock Exchange with effect from 2 Business Days following the Scheme Record Date;

(2) the Allied Gold Mining PLC Shares to be quoted on the TSX are granted official quotation by the TSX with effect from 2 Business Days following the Scheme Record Date; and

(3) the CDIs to be quoted on the ASX are granted official quotation by ASX with effect from 2 Business Days following the Scheme Record Date, initially on a deferred settlement basis and thereafter on an ordinary settlement basis.

6 DEALINGS IN ALLIED GOLD SHARES

6.1 No dealings after Scheme Record Date

Otherwise than in accordance with this Share Scheme, an Allied Gold Shareholder and any person claiming through that Allied Gold Shareholder (other than DI Holders or Allied Gold Shareholders whose registered address is on the Register of the AIM and in Canada) may not dispose of or purport or agree to dispose of any of that Allied Gold Shareholder's Allied Gold Shares or any interest in them after the Close of Trading and any dealings in those Allied Gold Shares received after the Close of Trading will not be recognised by Allied Gold (or the Registrar).

6.2 Determination of Scheme Shareholders

(1) As soon as practicable after the Scheme Record Date, the Registrar shall determine who are the Allied Gold Shareholders as at the Close of Registers, in order to establish who are the Scheme Shareholders.

(2) Following satisfaction of clause 6.2(1), the Registrar must give to Allied Gold Mining PLC a notice specifying the names and addresses of all Scheme Shareholders and the number of Allied Gold Shares held by each of them (to enable Allied Gold Mining PLC to notify the Scheme Shareholders and to issue the Share Scheme Consideration to the Scheme Shareholders).

6.3 Dealings which will be recognised

For the purpose of determining the identity of Scheme Shareholders and their respective entitlements to receive Share Scheme Consideration as at the Close of Registers, dealings in Allied Gold Shares will only be recognised if:

(1) in the case of dealings effected by CREST, the dealings are effected on or before the Close of Registers (in registrable form), and the transferee is registered in the Depositary Interest Register as the holder of the DIs prior to cancellation of the DIs and the re-materialisation of DIs in accordance with condition 3.1(8) of the Implementation Agreement; and

(2) in all other cases, registrable transfers or transmission applications in registrable form in respect of dealings in Allied Gold Shares are effected on or before the Close of Registers (in registrable form), and are received on or before the Close of Registers at the place where the Registrar is kept.

6.4 Maintenance of Register

In order to determine entitlements to the Share Scheme Consideration under the Share Scheme, Allied Gold will maintain, or procure the maintenance of, the Register in accordance with this clause 6 until the Share Scheme Consideration has been provided to Scheme Shareholders and the Register in this form will solely determine entitlements to the Share Scheme Consideration and any other interests under the Share Scheme.

6.5 Holding Statements

Any statements of holdings in respect of Allied Gold Shares will cease to have effect after the Scheme Record Date as documents of title in respect of those shares (other than statements of holding in favour of Allied Gold Mining PLC and its successors in title), except as evidence of entitlement to Share Scheme Consideration pursuant to this Share Scheme.

7 IMPLEMENTATION OF SHARE SCHEME

7.1 Court Order

If the Court refuses to make a Scheme Order, Allied Gold will give each Allied Gold Shareholder (at the address of the Allied Gold Shareholder shown in the Register) notice that the Scheme Order has not been made within 10 Business Days after the date of such refusal.

7.2 Lodge Court orders

Allied Gold will promptly lodge with ASIC an office copy of any Scheme Order so that those orders take effect under section 411(10) of the Corporations Act.

7.3 Fractional Entitlements

If a fractional entitlement to an Allied Gold Mining PLC Share or CDI arises from the calculation of the Share Scheme Consideration in respect of a Scheme Shareholder, then any such entitlement to an Allied Gold Mining PLC Share or CDI must be rounded down to the nearest whole number of Allied Gold Mining PLC Shares or CDIs.

8 GENERAL

8.1 Modifications or additions

Allied Gold may, by its counsel or solicitors, consent, on behalf of all persons concerned, including each Scheme Shareholder, to any alteration to the Share Scheme or to any condition which the Court may think fit to approve or impose.

8.2 Failure to give notice

The accidental omission to give notice of the Scheme Meeting to any Allied Gold Shareholder or the non-receipt of such a notice by any Allied Gold Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings at the Scheme Meeting.

8.3 Notices

Where a notice, transfer, transmission, application, direction or other communication referred to in the Share Scheme is sent by post to Allied Gold, it will be deemed to be received on the date (if any) on which it is actually received at Allied Gold's registered office and on no other date.

8.4 Consent

Each Scheme Shareholder irrevocably consents to Allied Gold doing and executing all acts, matters, things and documents on the part of the Scheme Shareholder necessary, incidental or expedient to implementing the Share Scheme and any transactions contemplated by it.

8.5 Scheme Shareholder warranties

Each Scheme Shareholder is deemed to have represented and warranted to Allied Gold Mining PLC and Allied Gold that:

(1) all their Allied Gold Shares (including any rights attaching to those Allied Gold Shares) which are transferred to Allied Gold Mining PLC under the Share Scheme will, on the date they are transferred to Allied Gold Mining PLC, be fully paid and free from all mortgages, charges, liens, encumbrances, pledges, security interests and other interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, whether legal or otherwise; and

(2) they have full power and capacity to sell and to transfer their Allied Gold Shares (including any rights and entitlements attaching to those Allied Gold Shares) to Allied Gold Mining PLC under the Share Scheme.

8.6 Transfer free of encumbrance

To the extent permitted by law, all Allied Gold Shares (including any rights and entitlements attaching to those shares) which are transferred to Allied Gold Mining PLC under the Share Scheme, will, at the date of the transfer of them to Allied Gold Mining PLC, vest in Allied Gold Mining PLC free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and free from any restrictions on transfer of any kind not referred to in the Share Scheme.

8.7 Limitation of liability

Save as provided by statute, neither Allied Gold, nor Allied Gold Mining PLC, nor any of its officers will be liable for anything done or for anything omitted to be done in good faith in the purported implementation and performance of the Share Scheme.

8.8 Binding

This Share Scheme overrides Allied Gold's constitution, to the extent of any inconsistency, and binds Allied Gold and the Scheme Shareholders, including those who do not attend, or vote at, the Scheme Meeting or vote against the Share Scheme at the Scheme Meeting.

8.9 Stamp duty

Allied Gold will pay all stamp duty and any fines and costs related to the payment of stamp duty in respect of this Share Scheme (including in connection with the transfer of the Allied Gold Shares to Allied Gold Mining PLC) in accordance with the terms of this Share Scheme.

8.10 Governing law and jurisdiction

(1) This Share Scheme is governed by the laws of Queensland.

(2) Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Queensland, and any court that may hear appeals from any of those courts, for any proceedings in connection with this Share Scheme, and waives any right they might have to claim that those courts are an inconvenient forum.

(This page has been left blank intentionally.)

NORTON ROSE

Dated 28 April 2011

Shareholder Deed Poll

Parties

Allied Gold Mining PLC
Registered number 7553802

In favour of each holder of a fully paid ordinary share in the capital of Allied Gold Limited ACN 104 855 067 as listed in the Register on the Scheme Record Date

Andrew Rankin
Norton Rose Australia
175 Eagle Street, Brisbane QLD 4000
Tel: +61 (0)7 3414 2850
www.nortonrose.com
Our ref: 2759632

Contents

Shareholder Deed Poll made

Parties	**Allied Gold Mining PLC** a company incorporated in England and Wales having registered number 7553802 c/of 3 More London Riverside, London SE1 2AQ, United Kingdom (**Allied Gold Mining PLC**)
In favour of	each holder of a fully paid ordinary share in the capital of Allied Gold Limited ACN 104 855 067 (**Allied Gold**) as listed in the Register on the Scheme Record Date (each a **Scheme Shareholder**)

Introduction

A The directors of Allied Gold have resolved that Allied Gold should propose the Share Scheme.

B Under the Share Scheme, all Allied Gold Shares held by Scheme Shareholders, together with all rights and entitlements attaching to them will be transferred to Allied Gold Mining PLC for the Share Scheme Consideration.

C Under a separate Option Scheme, all Allied Gold Options held by the Scheme Optionholders, together with all rights and entitlements attaching to them will be cancelled for the Option Scheme Consideration.

D On 28 April 2011 Allied Gold Mining PLC and Allied Gold entered into an Implementation Agreement.

E Under the Implementation Agreement, Allied Gold Mining PLC agreed to take all necessary steps to implement and complete the Share Scheme as soon as is reasonably practicable, including executing this deed poll.

F In accordance with the Implementation Agreement, Allied Gold Mining PLC is entering into this deed poll to covenant in favour of the Scheme Shareholders to perform its obligations under the Implementation Agreement and the Share Scheme.

It is declared

1 DEFINITIONS AND INTERPRETATION

1.1 Definitions

Terms that are not defined in this deed poll and that are defined in the Share Scheme have the same meaning in this deed poll as given to them in the Share Scheme, unless the context makes it clear that a definition is not intended to apply.

1.2 Rules for interpreting this deed poll

The rules specified in clause 1.2 of the Share Scheme apply in interpreting this deed poll, unless the context makes it clear that a rule is not intended to apply.

1.3 Nature of Deed Poll

Allied Gold Mining PLC acknowledges that this deed poll may be relied on and enforced by any Scheme Shareholder (and DI Holder) in accordance with its terms even though the Scheme Shareholder (and the DI Holder) is not a party to it.

2 CONDITIONS PRECEDENT AND TERMINATION

2.1 Conditions

Allied Gold Mining PLC's obligations under clause 3 are subject to the Share Scheme becoming Effective.

2.2 Termination

If:

(1) the Share Scheme does not become Effective on or before the End Date; or

(2) the Implementation Agreement is terminated in accordance with its terms prior to the Share Scheme becoming Effective,

Allied Gold Mining PLC's obligations under this deed poll will automatically terminate and the terms of this deed poll will be of no further force or effect, unless Allied Gold Mining PLC and Allied Gold otherwise agree in accordance with the Implementation Agreement.

2.3 Consequences of termination

If this deed poll is terminated under clause 2.2, then, in addition and without prejudice to any other rights, powers or remedies available to it:

(1) Allied Gold Mining PLC is released from all of its obligations under this deed poll except those obligations which by their nature survive termination; and

(2) each Scheme Shareholder retains any rights it has against Allied Gold Mining PLC in respect of any breach of this deed poll which occurred before it is terminated.

3 PROVISION OF SHARE SCHEME CONSIDERATION

3.1 Undertaking to provide Share Scheme Consideration

Subject to clause 2, Allied Gold Mining PLC undertakes in favour of each Scheme Shareholder that it will:

(1) issue and allot the Share Scheme Consideration to each Scheme Shareholder (other than to Ineligible Foreign Shareholders who will be dealt with in accordance with clause 3.4), in accordance with the provisions of the Share Scheme;

(2) acquire all Allied Gold Shares on issue as at the Scheme Record Date from the Scheme Shareholders, in accordance with the provisions of the Share Scheme; and

(3) comply with its obligations under the Implementation Agreement and otherwise do all things necessary or expedient on its part to implement the Share Scheme.

3.2 Issue of Allied Gold Mining PLC Shares

Subject to clause 3.4, the obligation of Allied Gold Mining PLC under the Implementation Agreement to provide the Share Scheme Consideration referred to in clause 3.1(1) to Eligible Scheme Shareholders will be satisfied by Allied Gold Mining PLC:

(1) on the Implementation Date, issuing and allotting the Share Scheme Consideration to each Eligible Scheme Shareholder in respect of each Allied Gold Share registered in the name of the Eligible Scheme Shareholder at the Scheme Record Date;

(2) on the Implementation Date, entering in the register of members of Allied Gold Mining PLC the name of each Eligible Scheme Shareholder, in relation to all the Allied Gold Mining PLC Shares issued to each Eligible Scheme Shareholder as Share Scheme Consideration in accordance with the Share Scheme; and

(3) within 10 Business Days after the Implementation Date, or in the case of Allied Gold Shareholders on the Register in Canada when a duly completed letter of transmittal is received, dispatching to each Eligible Scheme Shareholder (or the person noted in the letter of transmittal), by pre-paid mail to the address of the Eligible Scheme Shareholder as recorded in the Register at the Scheme Record Date (or the address noted in the letter of transmittal), a certificate in the name of that Eligible Scheme Shareholder (or the person noted in the letter of transmittal), representing the number of Allied Gold Mining PLC Shares issued to that Eligible Scheme Shareholder in accordance with the Share Scheme. Where such Eligible Scheme Shareholders holds their Allied Gold Shares through UK Depositary Interests then their CREST account will be credited with the number of Allied Gold Mining PLC Shares issued to them in accordance with the Share Scheme.

3.3 Issue of CDIs

Subject to clause 3.4, the obligation of Allied Gold Mining PLC to issue Allied Gold Mining PLC Shares to the Eligible (CDI) Scheme Shareholder will be satisfied by Allied Gold Mining PLC:

(1) on the Implementation Date, causing CDN's name to be entered on the register of Allied Gold Mining PLC as the holder of the Allied Gold Mining PLC Shares issued to CDN to hold on trust for the Eligible (CDI) Scheme Shareholder entitled to Allied Gold Mining PLC Shares;

(2) within 10 Business Days after the Implementation Date, causing the name of each Eligible (CDI) Scheme Shareholder to be entered in the records maintained by CDN as the holder of the CDIs issued to that Eligible (CDI) Scheme Shareholder; and

(3) within 10 Business Days after the Implementation Date, dispatching to each Eligible (CDI) Scheme Shareholder by pre-paid airmail to the address of the Eligible (CDI) Scheme Shareholder as recorded in the Register at the Scheme Record Date, an uncertified holding statement in the name of that Eligible (CDI) Scheme Shareholder representing the number of CDI's issued to that Eligible (CDI) Scheme Shareholder.

3.4 Ineligible Foreign Shareholders

(1) Allied Gold Mining PLC will be under no obligation under the Share Scheme to issue, and will not issue, any Allied Gold Mining PLC Shares to any Ineligible Foreign Shareholder as Share Scheme Consideration, and instead where a Scheme Shareholder is an Ineligible Foreign Shareholder, the number of Allied Gold Mining PLC Shares to which the Scheme Shareholder would otherwise be entitled as Share Scheme Consideration, will be allotted to the Nominee.

(2) Allied Gold Mining PLC will use its best endeavours to procure that, as soon as practicable after the Implementation Date, the Nominee:

   (a) sells on the premium segment of the Main Market all of the Allied Gold Mining PLC Shares issued to the Nominee under clause 3.4(1) in such a manner, at such price and on such other terms as the Nominee determines in good faith and at the risk of the Ineligible Foreign Shareholder; and

   (b) promptly after the last sale of Allied Gold Mining PLC Shares in accordance with clause 3.4(2)(a), pays to each Ineligible Foreign Shareholder such fraction of the proceeds of sale received by it under clause 3.4(2)(a) (after deducting any applicable brokerage, stamp duty and other selling costs, taxes and charges) as is equal to the number of Allied Gold Mining PLC Shares which would have been issued to that Ineligible Foreign Shareholder as Share Scheme Consideration divided by the total number of Allied Gold Mining PLC Shares issued to the Nominee under clause 3.4(1) (rounded down to the nearest whole pence), in full satisfaction of Allied Gold Mining PLC's obligations to that Ineligible Foreign Shareholder under the Share Scheme in respect of the Share Scheme Consideration.

(3) Allied Gold Mining PLC will use its best endeavours to procure the payment of the relevant fraction of the net proceeds of sale referred to in clause 3.4(2) to each Ineligible Foreign Shareholder by sending, or procuring the dispatch, to that Ineligible Foreign Shareholder by prepaid mail to the Ineligible Foreign Shareholder's registered address in the Registry at the Scheme Record Date, a cheque in the name of that Ineligible Foreign Shareholder for the relevant amount (denominated in GBP).

3.5 Joint holders

In the case of Allied Gold Shares held by Scheme Shareholder in joint names:

(1) any entry in the register of members of Allied Gold Mining PLC required to be made must record the names and registered address of the joint holders; and

(2) any certificates to be issued under clause 3.2 and 3.3, must be issued to the Scheme Shareholder in the names of the joint holders and must be forwarded to the holder whose name first appears in the Register as at the Scheme Record Date.

4 QUOTATION OF ALLIED GOLD MINING PLC SHARES OR CDIS

Allied Gold Mining PLC undertakes to apply for, and use its best endeavours to procure that:

(1) the Allied Gold Mining PLC Shares to be quoted on the premium segment of the Main Market are granted official quotation by London Stock Exchange with effect from the Business Day following the Scheme Record Date;

(2) the Allied Gold Mining PLC Shares to be quoted on the TSX are granted official quotation by the TSX with effect from the Business Day following the Scheme Record Date; and

(3) the CDIs to be quoted on the ASX are granted official quotation by ASX with effect from 2 Business Days following the Scheme Record Date, initially on a deferred settlement basis and thereafter on an ordinary settlement basis.

5 ALLIED GOLD MINING PLC SHARES

Allied Gold Mining PLC covenants in favour of each Scheme Shareholder that the Allied Gold Mining PLC Shares and CDI's issued as Share Scheme Consideration to Scheme Shareholders will:

(1) be validly issued;

(2) rank equally with all Allied Gold Mining PLC Shares and CDIs on issue;

(3) be issued fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.

6 REPRESENTATIONS AND WARRANTIES

Allied Gold Mining PLC represents and warrants that:

(1) it is a company limited by shares and validly existing under the laws of its place of incorporation;

(2) it has full legal capacity and power to enter into this deed poll and to carry out the transactions that this deed poll contemplates;

(3) it has taken all corporate action that is necessary or desirable to authorise its entry into this deed poll and its carrying out the transactions this deed poll contemplates;

(4) this deed poll constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms; and

(5) this deed poll has been duly and validly executed and delivered by Allied Gold Mining PLC.

7 CONTINUING OBLIGATIONS

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(1) Allied Gold Mining PLC has completely performed its obligations under this deed poll; or

(2) the earlier termination of this deed poll under clause 2.

8 NOTICES

8.1 How to give a notice

A notice, consent or other communication under this document is only effective if it is:

(1) in writing, signed by or on behalf of the person giving it;

(2) addressed to the person to whom it is to be given; and

(3) either:

   (a) delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person's address; or

   (b) sent by fax to that persons fax number, and the machine from which it is sent produces a report that states that it was sent in full.

8.2 When a notice is given

A notice, consent or other communication that complies with this clause is regarded as given and received:

(1) if it is delivered or sent by fax:

(a) by 5.00 pm (local time in the place of receipt) on a Business Day—on that day; or

(b) after 5.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day—on the next Business Day; or

(2) if it is sent by mail—on actual receipt.

8.3 Address for notices

Allied Gold Mining PLC's mail and fax number are those notified in writing from time to time.

9 AMENDMENT AND ASSIGNMENT

9.1 Amendment

A provision of this deed poll may not be varied unless the variation is agreed to in writing by Allied Gold, in which case Allied Gold Mining PLC will enter into a further deed poll in favour of Scheme Shareholder giving effect to the amendment.

9.2 Assignment

The rights and obligations of a person under this deed poll are personal. They cannot be assigned, encumbered, charged or otherwise dealt with, and no person may attempt or purport to do so.

10 GENERAL

10.1 Stamp Duty

Allied Gold Mining PLC will:

(1) pay or procure payment of all stamp duties and any related fines and penalties (if any) in respect of the Share Scheme and this deed poll, the performance of this deed poll and each transaction contemplated by the Share Scheme and this deed poll; and

(2) indemnify each Scheme Shareholder against any liability arising from a failure to comply with this clause 10.1.

10.2 Waiver of rights

A right may only be waived in writing, signed by the party giving the waiver, and:

(1) no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

(2) a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

(3) the exercise of a right does not prevent any further exercise of that right or of any other right.

10.3 Operation of this deed poll

(1) Any right that a person may have under this deed poll is in addition to, and does not replace or limit, any other right that the person may have.

(2) Any provision of this deed poll which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this deed poll enforceable, unless this would materially change the intended effect of this deed poll.

10.4 Consent

Allied Gold Mining PLC consents to Allied Gold producing this deed poll to the Court.

10.5 Severability

The provisions contained in each cause of this deed poll shall be enforceable independently of each other and their validity shall not be affected if any of the others is invalid.

10.6 Further acts and documents

Allied Gold Mining PLC must, at its own expense, promptly do all further acts and execute and deliver all further documents required of it to give full force and effect to this deed poll.

10.7 Governing law

(1) This deed poll is governed by the law in force in Queensland.

(2) Allied Gold Mining PLC submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Queensland, and any court that may hear appeals from any of those courts, for any proceedings in connection with this deed poll, and waives any right it might have to claim that those courts are an inconvenient forum.

Executed as a deed poll.

Executed by Allied Gold Mining PLC

Director	Director
MR FRANK TERRANOVA	MR MARK CARUSO

Notice of Option Scheme Meeting

ALLIED GOLD LIMITED
ACN 104 855 067
Notice of option scheme meeting

By an Order of the Supreme Court of Queensland made on 4 May 2011 pursuant to section 411(1) of the Corporations Act 2001 (Cth) (''Corporations Act'') a meeting of the holders of unlisted Options to acquire ordinary shares in Allied Gold Limited (ACN 104 855 067) (''Allied Gold Limited'') will be held at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia on 6 June 2011 at 10.00am.

BUSINESS OF THE MEETING

Purpose of the meeting

The purpose of the meeting is to consider, and if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between Allied Gold Limited and the holders of unlisted options referred to above (''Option Scheme'').

To enable you to make an informed voting decision, further information on the Option Scheme is set out in the Option Explanatory Statement and Scheme Booklet accompanying this Notice. A copy of the Option Scheme is set out in Appendix C of the Option Explanatory Statement and its purpose and effect are discussed throughout that document.

Resolution

To consider, and if thought fit, to pass the following resolution in accordance with section 411(4)(a)(i) of the Corporations Act:

> ''That pursuant to and in accordance with section 411 of the Corporations Act, the arrangement proposed between Allied Gold Limited and the holders of its unlisted options, as contained in and more particularly described in the Option Explanatory Statement and Scheme Booklet accompanying the notice convening this meeting, is agreed to and the Board of Directors of Allied Gold Limited are authorised to agree to such alterations or conditions as are thought fit by the Court and, subject to approval of the Option Scheme by the Court, to implement the Option Scheme with any such alternations and conditions.''

In accordance with section 411(4)(b) of the Corporations Act, the Option Scheme is subject to the approval of the Court. If the resolution put to this meeting is approved by the Requisite Majority, Allied Gold Limited intends to apply to the Court for approval of the Option Scheme.

By order of the Board of
Allied Gold Limited

Peter Torre
Company Secretary

EXPLANATORY NOTES

These notes should be read in conjunction with this Notice of Option Scheme Meeting.

Terminology

Capitalised terms which are defined in the constitution of Allied Gold Limited or in the Option Explanatory Statement and the Scheme Booklet which accompanies this Notice of Option Scheme Meeting have the same meaning when used in this notice (including these notes) unless the context otherwise requires.

Quorum

The constitution of Allied Gold Limited provides that the quorum for a meeting of Allied Gold Limited is two members (in person or by proxy).

Chairperson

The Court has directed that Mark Caruso act as Chairperson of the Share Scheme Meeting or, failing him, Frank Terranova or failing him, any other Director of Allied Gold Limited (unless the members at the meeting elect some other person to act as Chairperson of the meeting) and has directed the Chairperson to report the result of the meeting to the Court.

Majority required

In accordance with section 411(4)(a)(i) of the Corporations Act, the Resolution contained in this Notice of Option Scheme Meeting must be passed by:

- a majority in number of Allied Gold Limited Optioholders in the company present and voting (either in person or by proxy) at the Option Scheme Meeting; and
- at least 75% of the total amount of debts and claims of the Allied Gold Limited Optionholders present and voting (either in person or by proxy).

The vote will be conducted by poll.

Entitlement to vote

The Court has ordered that, for the purposes of the Option Scheme Meeting, Allied Gold Limited Options will be taken to be held by the persons who are registered as holders at 10:00am (Australia Eastern Standard Time) on 4 June 2011. Accordingly, registrable transmission applications or transfers registered after this time will be disregarded in determining entitlements to vote at the Option Scheme Meeting.

Voting at the meeting

You may vote:

- by attending the meeting and voting in person; or
- by appointing an attorney to attend and vote on your behalf or, in the case of corporate Optionholders, a corporate representative to attend the meeting and vote on its behalf; or
- by appointing a proxy to attend and vote on their behalf in your place, using the proxy form accompanying this notice.

Optionholders or their attorneys who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that optionholdings may be checked against the Register and attendances noted.

Jointly held securities

If the options are jointly held, only one of the joint optionholders is entitled to vote. If more than one optionholder votes in respect of jointly held options, only the vote of the optionholder whose name appears first in the Register will be counted.

Proxies

An optionholder entitled to attend and vote at the Option Scheme Meeting is entitled to appoint a proxy. An optionholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of the optionholder's votes. If an optionholder appoints two proxies, neither proxy may vote on a show of hands. A proxy need not be an optionholder of Allied Gold Limited. A form of proxy is provided with this notice.

If an optionholder appoints a body corporate as a proxy, that body corporate will need to ensure that it:

- appoints an individual as its corporate representative to exercise its powers at the Option Scheme Meeting, in accordance with section 250D of the Corporations Act; and
- provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the Option Scheme Meeting.

If such evidence is not received prior to the commencement of the meeting, then the body corporate proxy (through its representative) will not be permitted to act as the optionholder's proxy.

The Chairperson intends to vote undirected proxies in favour of all resolutions. Allied Gold Limited encourages all optionholders who submit proxies to direct their proxy how to vote on each resolution.

Corporate representatives

A corporation may elect to appoint a representative in accordance with the Act in which case Allied Gold Limited will require written proof of the representative's appointment which must be lodged with or presented to Allied Gold Limited before the Option Scheme Meeting.

Lodging your proxy form

To be effective, completed and signed proxy form (together with any power of attorney or other authority under which the appointment was signed or a certified copy of the authority) must be returned to Allied Gold Limited's share registry, Computershare Investor Services Pty Ltd no later than 10.00am on 4 June 2011. You can lodge you completed proxy form, letter of representation or power of attorney:

In person to:	By mail to	By facsimile to:
Australian Registry		
Computershare Investor Services Pty Limited Level 2 45 St Georges Terrace PERTH WA 6000 AUSTRALIA	Computershare Investor Services Pty Limited GPO Box 242 MELBOURNE VIC 3001 AUSTRALIA	(within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

By online proxy, log on to Allied Gold Share Registry's online voting website at www.investorvote.com.au and use the Control number found on the Proxy form.

Canadian Registry		
Computershare Investor Services Inc. 100 University Avenue TORONTO ONTARIO M5J 2Y1 CANADA	Computershare Investor Services Inc. 100 University Avenue TORONTO ONTARIO M5J 2Y1 CANADA	+ 1 866 249 7775
UK Registry		
	Computershare Investor Services PLC The Pavilions Bridgwater Road BRISTOL BS99 6ZY UNITED KINGDOM	+44 970 703 6109

Note: Proxy Forms may not be returned by email.

(This page has been left blank intentionally.)

NORTON ROSE

Dated 28 April 2011

Implementation Agreement

Parties

Allied Gold Limited
ACN 104855067

Allied Gold Mining PLC
Registered number 7553802

Contact

Andrew Rankin
Partner
175 Eagle Street, Brisbane QLD 4000
Telephone: +61 (0)7 3414 2850
Email: andrew.rankin@nortonrose.com
Website: www.nortonrose.com
Our ref: 2759632

Contents

Agreement dated 28 April 2011

Parties **Allied Gold Limited** ACN 104 855 067
of Prospera Partners Pty Ltd, Unit B9, 431 Roberts Road, Subiaco, Western Australia 6008
(**Allied Gold**)

Allied Gold Mining PLC a company incorporated in England and Wales having registered number 7553802
c/of 3 More London Riverside, London SE1 2AQ, United Kingdom
(**Allied Gold Mining PLC**)

Introduction

A Allied Gold is a public company incorporated in Western Australia, the shares in which are listed on ASX, TSX and AIM.

B Allied Gold Mining PLC is a company incorporated in England and Wales.

C Allied Gold has determined to propose to the Allied Gold Shareholders and Allied Gold Optionholders a restructure of Allied Gold by way of schemes of arrangement under Part 5.1 of the Corporation Act, whereby Allied Gold would become a wholly owned subsidiary of Allied Gold Mining PLC, upon and subject to the terms and conditions of the Schemes.

D The parties have agreed to implement the Schemes in good faith upon and subject to the terms and conditions of this Agreement.

It is agreed

1 DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement:

(1) **Agreement** means this document, titled "Implementation Agreement", including any schedule or annexure to it;

(2) **AIFRS** means Australian International Financial Reporting Standards;

(3) **AIM** means the AIM, a market operated by the London Stock Exchange;

(4) **Allied Gold Mining PLC Option** means a right granted to a participant to subscribe for or acquire an Allied Gold Mining PLC Share, subject to the terms and conditions on which the right is granted;

(5) **Allied Gold Mining PLC Share** means a fully paid ordinary share in the capital of Allied Gold Mining PLC;

(6) **Allied Gold Mining PLC Shareholder** means a holder of Allied Gold Mining PLC Share;

(7) **Allied Gold Option** means a right granted to a participant to subscribe for or acquire an Allied Gold Share, subject to the terms and conditions on which the right is granted;

(8) **Allied Gold Optionholders** means each person who is registered in the Register from time to time as the holder of an Allied Gold Option;

(9) **Allied Gold Share** means a fully paid ordinary share in the capital of Allied Gold;

(10) **Allied Gold Shareholder** means a person who is registered in the Register from time to time as the holder of an Allied Gold Share;

(11) **Applicable Laws** means any one or more of all, as the context requires, of:

(a) the Corporations Act (including the Regulations);

(b) the Listing Rules; and

(c) any practice note, policy statement, class order, declaration, guideline, policy or procedure pursuant to the provisions of which ASIC is authorised or entitled to regulate, implement or enforce, either directly or indirectly, the provisions of any of the foregoing statutes, regulations,

rules, deeds or agreements or any conduct or proposed conduct or any person pursuant to any of those statutes, regulations, rules, deeds or agreements, including RG 60 and RG 142;

(12) **ASIC** means the Australian Securities & Investments Commission;

(13) **ASX** means ASX Limited ABN 98 008 624 691 or the market operated by it, as the context requires;

(14) **Authority** means:

(a) any government or governmental, semi-governmental or local authority and any department, office, minister, commission, board or delegate or agency of any such government or authority;

(b) any judicial or administrative entity or authority; and

(c) any other authority, commission, board agency or other entity established or having power under statute or the listing rules of any recognised exchange;

(15) **Business Day** means a day that is not a Saturday, Sunday or any other day which is a public holiday in the place where an act is to be performed or a payment is to be made;

(16) **CDIs** means CHESS depositary interests and means a unit of beneficial ownership in Allied Gold Mining PLC Shares, registered in the name of CDN;

(17) **CDN** means CHESS Depositary Nominees Pty Ltd;

(18) **CHESS** means the clearing house electronic subregister system for the electronic transfer of securities;

(19) **Close of Register** means 7.00pm Sydney time on the Scheme Record Date;

(20) **Condition Precedent** means those conditions set out in clause 3 of this Agreement;

(21) **Corporations Act** means the *Corporations Act 2001* (Cth);

(22) **Corporations Regulations** means the *Corporations Regulations 2001* (Cth);

(23) **Court** means a court of competent jurisdiction under the Corporations Act (and includes any courts of appeal from them);

(24) **CREST** means the relevant system (as defined in the Regulations) for the paperless settlement of trades and the holding of uncertificated shares, operated by Euroclear UK & Ireland in the United Kingdom;

(25) **Custodian** means the custodian appointed to hold Allied Gold Shares deposited pursuant to the DI Deed, being Computershare Company Nominees Limited;

(26) **Deed Polls** means the Shareholder Deed Poll and the Optionholder Deed Poll to be executed by Allied Gold Mining PLC in respect of the Share Scheme and Option Scheme in such a form as agreed between Allied Gold and Allied Gold Mining PLC;

(27) **Depositary** means Computershare Investor Services PLC;

(28) **Depositary Interests or DIs** means a security:

(a) issued under the DI Deed and the rules of CREST;

(b) created under English law and as such capable of settlement on AIM utilising the CREST system;

(c) held in uncertificated form;

(d) title to which is established by entry in the Depositary Interest Register;

(e) evidencing the holder's underlying interest in one Allied Gold Share, which is registered on the Register in the name of the Depositary or Custodian and held by the Depositary (itself or through the Custodian) as bare trustee for the holder of the Depositary Interest, on the terms set out in the DI Deed; and

(f) entitling the holder to the benefit of all the rights and entitlements received;

(29) **Depositary Interest Register** means the register of holders of Depositary Interests;

(30) **DI Cancellation Date** means the date on which the DIs are withdrawn from CREST under the DI Deed which will occur prior to Close of Registers on the Scheme Record Date;

(31) **DI Deed** means the deed titled 'Deed in respect of Allied Gold Limited Eligible (CDI) Scheme Member Interests', dated 27 February 2006, executed and issued by the Eligible (CDI) Scheme Member;

(32) **Effective** means the coming into effect, under section 411(10) of the Corporations Act, of a Scheme Order made in relation to each Scheme, but in any event at no time before an office copy of the relevant Scheme Order is lodged with ASIC;

(33) **Effective Date** means the date on which the Schemes become Effective;

(34) **End Date** means 29 June 2011 or such other date as Allied Gold and Allied Gold Mining PLC agree in writing;

(35) **Explanatory Statement** means the explanatory memorandum in respect of the Option Scheme to be approved by the Court and dispatched to Allied Gold Optionholders containing the Option Scheme, the Optionholder Deed Poll, an explanatory statement, the Independent Expert's Report, notice of the Option Scheme Meeting and a copy of the Share Scheme Booklet, complying with the requirements of Applicable Laws;

(36) **GST** has the same meaning in the GST Act and includes any replacement or subsequent similar tax;

(37) **GST Act** means the *A New Tax System (Goods and Services) Act 1999* (Cth);

(38) **Implementation Agreement** means this agreement and any schedules and annexures to it;

(39) **Implementation Date** means two Business Days (or as otherwise agreed between Allied Gold and Allied Gold Mining PLC in writing) following the Scheme Record Date;

(40) **Independent Expert** means Ernst & Young, the independent expert appointed by the directors of Allied Gold to prepare a report for the Scheme Booklets in accordance with Applicable Laws;

(41) **Independent Expert's Report** means the report from the Independent Expert stating whether or not, in the Independent Expert's opinion, the Share Scheme is in the best interests of the Allied Gold Shareholders and the Option Scheme is in the best interests of the Allied Gold Optionholders, and setting out the reasons for that opinion;

(42) **Ineligible Foreign Shareholder** means an Allied Gold Shareholder who is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of Australia, United Kingdom, Isle of Man, Channel Islands, New Zealand, Canada, the United States of America or Papua New Guinea and their respective external territories, or whose address shown in the Register is a place outside Australia, United Kingdom, Isle of Man, Channel Islands, Canada or the United States of America and their respective external territories or who is acting on behalf of such a person unless Allied Gold Mining PLC determines that:

(a) it is lawful and not unduly onerous and not unduly impracticable to issue that Allied Gold Shareholder with Allied Gold Mining PLC Shares on Implementation; and

(b) it is lawful for that Allied Gold Shareholder to participate in the Scheme by the law of the relevant place outside of Australia, United Kingdom, Isle of Man, Channel Islands, New Zealand, Canada, Papua New Guinea or the United States of America and their respective external territories;

(43) **Listing Rules** means the official listing rules of ASX as from time to time amended or waived in their application to a party;

(44) **London Stock Exchange** means the London Stock Exchange plc;

(45) **Main Market** means the market operated by the London Stock Exchange;

(46) **Nominee** means RBC Capital Markets acting as broker as directed by Allied Gold Mining PLC, for the sale of the Allied Gold Mining PLC Shares that would otherwise have been issued to an Ineligible Foreign Shareholder;

(47) **Option Scheme** means the scheme of arrangement under Part 5.1 of the Corporations Act between Allied Gold and the Scheme Optionholders under which all the Allied Gold Options will be

transferred to Allied Gold Mining PLC or cancelled, subject to any alteration or condition made or required by the Court pursuant to section 411(6) of the Corporations Act, with the agreement of Allied Gold and Allied Gold Mining PLC (acting reasonably);

(48) **Option Scheme Meeting** means the meeting of Allied Gold Optionholders convened by the Court under section 411(1) of the Corporations Act (or at any adjournment or postponement of that at which the Option Scheme is being voted on) at which Allied Gold Optionholders approve the Option Scheme;

(49) **Optionholder Deed Poll** means the deed poll to be executed by Allied Gold Mining PLC in favour of each Scheme Optionholder under which Allied Gold Mining PLC covenants in favour of each Scheme Optionholder to perform its obligations under the Implementation Agreement and the Option Scheme;

(50) **Register** means the register of Allied Gold Shareholders and Allied Gold Optionholders maintained in accordance with the Corporations Act and **Registry** has a corresponding meaning;

(51) **Regulations** means the *Uncertificated Securities Regulations 2001* (S1/3755);

(52) **Requisite Majority of Allied Gold Optionholders** means in relation to a resolution to put to an Option Scheme Meeting, a resolution passed by:

(a) a majority in number (more than 50%) of Allied Gold Optionholders present and voting at the Option Scheme Meeting, either in person or by proxy, attorney or in the case of a corporation its duly appointed corporate representative; and

(b) Allied Gold Optionholders who together hold at least 75% of the total amount of debts and claims of the Allied Gold Optionholders present and voting at the Option Scheme Meeting (in person or by proxy, attorney or duly appointed corporate representative);

(53) **Requisite Majority of Allied Gold Shareholders** means in relation to a resolution to be put to a Shareholder Scheme Meeting, a resolution passed by:

(a) a majority in number (more than 50%) of Allied Gold Shareholders present and voting at the Shareholder Scheme Meeting, either in person or by proxy, attorney or in the case of a corporation its duly appointed corporate representative; and

(b) Allied Gold Shareholders who together hold at least 75% of the votes cast on the resolution;

(54) **RG 142** means ASIC Regulatory Guide 142;

(55) **RG 60** means ASIC Regulatory Guide 60;

(56) **Schemes** means the Share Scheme and the Option Scheme;

(57) **Scheme Booklets** means the Share Scheme Booklet and the Explanatory Statement;

(58) **Scheme Meetings** means Share Scheme Meeting and Option Scheme Meeting to be convened by the Court pursuant to the Share Scheme or Option Scheme (or at any adjournment or postponement of that at which the Share Scheme or Option Scheme is being voted on) and any other meetings of the members of Allied Gold necessary to implement the transactions contemplated by this Agreement;

(59) **Scheme Optionholder** means each Allied Gold Optionholder registered in the Register as at the Scheme Record Date;

(60) **Scheme Order** means an order of the Court approving the Option Scheme or Share Scheme (and if applicable, with or without modification or subject to conditions imposed under section 411(6) of the Corporations Act) pursuant to section 411(4)(b) of the Corporations Act;

(61) **Scheme Record Date** means the date being 5.00 p.m. on the date four Business Days following the Effective Date or such other date (after the Effective Date) as Allied Gold and Allied Gold Mining PLC agree in writing;

(62) **Scheme Shareholder** means each Allied Gold Shareholder registered in the Register as at the Scheme Record Date (taking into account registration of all registrable transfers and transmission applications received by Allied Gold's share registry on the Scheme Record Date);

(63) **Second Court Date** means the first day on which the Court hears an application for an order pursuant to section 411(4)(b) of the Corporations Act approving the Schemes or, if the application is adjourned or subject to appeal for any reason, the first day on which the adjourned or appealed application is heard;

(64) **Share Scheme** means the scheme of arrangement under Part 5.1 of the Corporations Act between Allied Gold and the Scheme Shareholders, a draft of which is annexured to this Agreement, subject to any alteration or condition made or required by the Court pursuant to section 411(6) of the Corporations Act, with the agreement of Allied Gold and Allied Gold Mining PLC (acting reasonably);

(65) **Share Scheme Booklet** means the explanatory memorandum in respect of the Share Scheme to be approved by the Court and dispatched to Allied Gold Shareholders containing the Shareholder Deed Poll, an explanatory statement, the Independent Expert's Report and the Notice of the Scheme Meeting, complying with the requirements of Applicable Laws;

(66) **Shareholder Deed Poll** means the deed poll to be executed by Allied Gold Mining PLC in favour of each Scheme Shareholder under which Allied Gold Mining PLC covenants in favour of each Scheme Shareholder to perform its obligations under the Implementation Agreement and the Share Scheme;

(67) **Shareholder Scheme Meeting** means the meeting of Allied Gold Shareholders ordered by the Court under section 411(1) of the Corporations Act (or at any adjournment or postponement of that at which the Share Scheme is being voted on) at which Allied Gold Shareholders approve the Share Scheme;

(68) **Subscriber Shares** means ten ordinary shares in the capital of Allied Gold Mining PLC issued to effect incorporation of Allied Gold Mining PLC;

(69) **Subsidiary** has the meaning given to it in the Corporations Act;

(70) **TSX** means the Toronto Stock Exchange, a market operated by the TMX Group Inc.; and

(71) **United Kingdom** means the United Kingdom of Great Britain and Northern Ireland.

1.2 Interpretation

In this document, unless the contrary intention appears:

(1) Reference to:

(a) one gender includes the others;

(b) the singular includes the plural and the plural includes the singular;

(c) a recital, clause, schedule or annexure is a reference to a clause of or recital, schedule or annexure to this document and references to this document include any recital, schedule or annexure;

(d) any contract or other instrument includes any variation or replacement of it;

(e) a statute, ordinance, code or other law includes subordinate legislation (including regulations) and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(f) a person includes an individual, a firm, a body corporate, an unincorporated association, an authority or a government or statutory body or authority;

(g) a person includes their legal personal representatives (including executors), administrators, successors, substitutes (including by way of novation) and permitted assigns;

(h) a body which has been reconstituted or merged must be taken to be to the body as reconstituted or merged, and a body which has ceased to exist and the functions of which have been substantially taken over by another body must be taken to be to that other body;

(i) an accounting term is to that term as it is used in AIFRS;

(j) a reference to a day or a month means a calendar day or calendar month;

(k) money (including "$", "AUD" or "dollars") is to Australian currency; and

(l) any thing (including any amount or any provision of this Agreement) is a reference to the whole and each part of it and a reference to a group of persons is a reference to any 1 or more of them.

(2) The meaning of any general language is not restricted by any accompanying example, and the words "includes", "including", "such as", "for example" or similar words are not words of limitation.

(3) The word "costs" includes charges, expenses and adviser costs.

(4) Where a word or expression is given a particular meaning, other parts of speech and grammatical forms of that word or expression have a corresponding meaning.

(5) Headings and the table of contents are for convenience only and do not form part of this document or affect its interpretation.

(6) If a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day.

(7) The time between 2 days, acts or events includes the day of occurrence or performance of the 2nd but not the 1st act or event.

(8) If an act must be done on a specified day which is not a Business Day, the act must be done instead on the next Business Day.

(9) A provision of this document must not be construed to the disadvantage of a party merely because that party was responsible for the preparation of the document or the inclusion of the provision in the document.

2 AGREEMENT TO PROPOSE SCHEMES

Allied Gold agrees to propose the Schemes upon and subject to the terms and conditions of this Agreement.

3 CONDITIONS PRECEDENT

3.1 Conditions

The implementation of the Schemes and the obligations of the parties under this Agreement (other than clause 3.5) are subject to the satisfaction of each of the following conditions precedent:

(1) all approvals of any Authority which Allied Gold and Allied Gold Mining PLC agree are necessary or desirable to implement the Schemes are obtained and no Authority takes any action, or imposes any legal restraint or prohibition, to prevent implementation of the Schemes;

(2) the Independent Expert provides a report to Allied Gold that in its opinion the Share Scheme is in the best interests of Allied Gold Shareholders and the Option Scheme is in the best interests of the Allied Gold Optionholders and the Independent Expert does not change its conclusions or withdraw its report prior to the relevant Scheme Meetings;

(3) the Allied Gold Shareholders approve the Share Scheme at the Share Scheme Meeting by the Requisite Majority of Allied Gold Shareholders;

(4) the Allied Gold Optionholders approve the Option Scheme at the Option Scheme Meeting by the Requisite Majority of Allied Gold Optionholders;

(5) ASX approval for official quotation on the ASX the relevant CDIs, subject only to the Schemes taking effect and such other conditions imposed by ASX as are acceptable to Allied Gold and Allied Gold Mining PLC;

(6) TSX approval for official quotation on the TSX the relevant Allied Gold Mining PLC Shares, subject only to the Schemes taking effect and such other conditions imposed by TSX as are acceptable to Allied Gold and Allied Gold Mining PLC;

(7) London Stock Exchange approval for official quotation on the premium segment of the Main Market the relevant Allied Gold Mining PLC Shares, subject only to the Schemes taking effect and such

other conditions imposed by London Stock Exchange as are acceptable to Allied Gold and Allied Gold Mining PLC;

(8) cancellation of the Depositary Interests immediately prior to Close of Registers in accordance with the DI Deed and re-materialisation of the underlying Allied Gold Shares deposited with the Custodian, so that the person registered in the Depositary Interest Register as the holder of DIs immediately prior to the re-materialisation is then recorded in the Register as the holder of the underlying Allied Gold Shares; and

(9) the Court makes Scheme Orders in relation to the Option Scheme and Share Scheme and any conditions imposed by the Court under section 411(6) of the Corporations Act as are acceptable to Allied Gold.

3.2 Consultation on failure of Conditions Precedent

If a Condition Precedent contained in clause 3.1 is not satisfied or there is an occurrence that will prevent a Condition Precedent being satisfied by the date specified in this Agreement for its satisfaction or the Effective Date has not occurred by the End Date, the parties must consult in good faith:

(1) with a view to determining whether the Schemes may proceed by way of alternative means or methods; or

(2) to extend the relevant date or End Date.

3.3 Regulatory Approval

For the purposes of clause 3.1(1), the approvals obtained from an Authority must be treated as obtained despite a condition or conditions being attached to the approvals if the parties agree to treat the approval as obtained.

3.4 No other conditions

The Schemes are not conditional upon any matters which are not stated in this Agreement.

3.5 Satisfaction of conditions precedent

(1) Without prejudice to the obligations of the parties under any other provision of this Agreement, each of the parties must use their best endeavours to:

  (a) procure that each of the conditions precedent in clause 3.1 are satisfied as soon as practicable after the date of this Agreement;

  (b) nothing occurs that would prevent any of the conditions precedent in clause 3.1 from being satisfied.

(2) Without limiting clause 3.5(1):

  (a) prepare and despatch the Scheme Booklets to the Allied Gold Shareholders and Allied Gold Optionholders within time to satisfy the notice period for the Scheme Meetings;

  (b) appoint an Independent Expert to advise whether the Share Scheme is in the best interests of the Scheme Shareholders and whether the Option Scheme is in the best interests of Scheme Optionholders;

  (c) engage suitable counsel to represent the parties in all Court proceedings related to the Schemes;

  (d) apply to the Court for orders convening the Scheme Meetings;

  (e) obtain all necessary approvals of any Authority which Allied Gold and Allied Gold Mining PLC agree are necessary or desirable to implement the Schemes;

  (f) apply to the Court for orders approving the Schemes, if the Requisite Majority of Allied Gold Shareholders approve the Share Scheme and the Requisite Majority of Allied Gold Optionholders approve the Option Scheme;

(g) if the Court grants a Scheme Order in relation to the Option Scheme or Share Scheme, lodge with ASIC an office copy of the Scheme Order together with such other documents required by the Corporations Act; and

(h) procure that the Deed Polls are executed by Allied Gold Mining PLC;

4 IMPLEMENTATION

4.1 Allied Gold obligations

Allied Gold must execute all documents and do all acts and things necessary for the implementation and performance of the Schemes (and which it is capable of doing), as expeditiously as practicable.

4.2 Allied Gold Mining PLC obligations

Allied Gold Mining PLC must execute all documents and do all acts and things necessary for the implementation and performance of the Schemes and which it is capable of doing, as expeditiously as practicable, including, but not limited to the following:

(1) apply for the official listing of Allied Gold Mining PLC on the premium segment of the Main Market and take all steps reasonably necessary to ensure that the relevant Allied Gold Mining PLC Shares are granted official quotation by the London Stock Exchange as soon as possible following their allotment and issue;

(2) apply for the official listing of Allied Gold Mining PLC on the ASX and take all steps reasonably necessary to ensure that the CDIs are granted official quotation by the ASX as soon as possible following their allotment and issue, but no later than 2 Business Days following the Scheme Record Date;

(3) apply for the official listing of Allied Gold Mining PLC on the TSX and take all steps reasonably necessary to ensure that the relevant Allied Gold Mining PLC Shares are granted official quotation by the TSX as soon as possible following their allotment and issue but no later than 2 Business Days following the Scheme Record Date;

(4) execute the Deed Polls under which Allied Gold Mining PLC covenants in favour of the Scheme Shareholders and Scheme Optionholders to perform its obligations under the Schemes and this Agreement;

(5) on the Implementation Date, allot and issue to each Scheme Shareholder (other than to Ineligible Foreign Shareholders who shall be dealt with in accordance with clause 4.2(6)) either one Allied Gold Mining PLC Share, credited as fully paid, or one CDI for every six Allied Gold Shares registered in the name of the Scheme Shareholder on the Register as at the Scheme Record Date in accordance with the Share Scheme;

(6) on the Implementation Date, issue Allied Gold Mining PLC Shares to which the Ineligible Foreign Shareholders would otherwise be entitled to under clause 4.2(6), to the Nominee (who will sell those shares in accordance with the Share Scheme); and

(7) on the Implementation Date, issue to each Scheme Optionholder one Allied Gold Mining PLC Option for every six Allied Gold Options registered in the name of the Scheme Optionholder on the Register as at the Scheme Record Date in accordance with the Option Scheme;

(8) on the Implementation Date, ensuring that the holder of the Subscriber Shares receives ten less Allied Gold Mining PLC Shares upon Implementation in accordance with the Share Scheme;

(9) on the Implementation Date, take a transfer of Allied Gold Shares in accordance with the Share Scheme;

(10) on the Implementation Date, use best endeavours to procure Allied Gold to cancel Allied Gold Options in accordance with the Option Scheme;

(11) within 10 Business Days after the Implementation Date or in the case of Shareholders on the Register in Canada when a duly completed letter of transmittal is received, enter the names and addresses of each holder of Allied Gold Mining PLC Shares, Allied Gold Mining PLC Options and CDIs issued in accordance with the terms of the Schemes into the register of Allied Gold Mining PLC;

(12) within 10 Business Days after the Implementation Date or in the case of Shareholders on the Register in Canada when a duly completed letter of transmittal is received, mail to the allottees any certificates to be issued for Allied Gold Mining PLC Shares, Allied Gold Mining PLC Options and CDIs (as the case may be) to Scheme Shareholders (or the person noted in the letter of transmittal) and Scheme Optionholders by post (and by airmail in the case of those receiving Allied Gold Mining PLC Shares, Allied Gold Mining PLC Options and CDIs whose registered address is outside the United Kingdom). Where such Eligible Scheme Shareholders holds their Allied Gold Shares through UK Eligible (CDI) Scheme Member Interests then their CREST account will be credited with the number of Allied Gold Mining PLC Shares issued to them in accordance with the Share Scheme.;

(13) if the Schemes become Effective, seek removal of Allied Gold from the official list of ASX, AIM and TSX in accordance with the requirements of the ASX, AIM and TSX; and

(14) do all other things reasonably requested by Allied Gold to give effect to the Schemes, the Deed Polls and the Scheme Orders in relation to the Option Scheme and Share Scheme.

4.3 Mutual Obligations

(1) The parties must each use their best endeavours to procure that the Schemes are implemented in accordance with their terms as soon as practicable after execution of this Agreement and must at all times do all acts and things necessary and provide such assistance as the other party may reasonably require for that purpose.

(2) Allied Gold and Allied Gold Mining PLC acknowledge and agree that the benefit of each of the covenants given by Allied Gold Mining PLC in this Agreement are held by Allied Gold on trust for all Allied Gold Shareholders and Allied Gold Optionholders as beneficiaries of those covenants.

4.4 Notice prior to Scheme Meeting

(1) Despite any other provision of this Agreement, if, prior to the Scheme Meetings, any event, matter or circumstance occurs or arises which is not in accordance with or contemplated by this Agreement and would prevent a Condition Precedent being satisfied or would entitle Allied Gold or Allied Gold Mining PLC (as the case may be) to terminate this Agreement, then Allied Gold or Allied Gold Mining PLC (as the case may be) must give a written notice to the other party by 5pm on the day before the Scheme Meetings stating whether or not it waives the breach, right of termination or non-fulfilment of the condition in question.

(2) A waiver of the breach, right of termination or non-fulfilment of any other condition of this Agreement does not constitute:

   (a) a waiver of breach, right of termination or non-fulfilment of any other condition of this Agreement resulting from the same event; and

   (b) a waiver of breach, right of termination or non-fulfilment of that condition resulting from any other event.

(3) If no notice is given by Allied Gold or Allied Gold Mining PLC under clause 4.4(1) then that party must be treated as having waived the breach, right of termination or non-fulfilment of the condition in question.

4.5 Costs of Implementation

Allied Gold will bear the costs of implementing the Schemes.

5 TERMINATION

5.1 Right to terminate

Without prejudice to any other rights of termination under this Agreement, this Agreement may be terminated by Allied Gold Limited or Allied Gold Mining PLC in accordance with clause 5.2 at any time:

(1) if any Court or Authority has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Schemes, or has refused to do anything

necessary to permit the Schemes, and the order, decree, ruling, other action or refusal has become final and non-appealable prior to the Second Court Date;

(2) if the other is in material breach of a term of this Agreement prior to the Second Court Date;

(3) upon the failure of a condition set out in clause 3.1, after the procedure as provided in clause 3.2; or

(4) after the End Date.

5.2 Notice of termination

(1) This Agreement may be terminated in accordance with this clause 5 by the party seeking to terminate sending a notice to the other in accordance with this clause 5.2.

(2) The notice must specify the subclause or subclauses of clause 5.1 (and, if relevant, the particular condition precedent in clause 3.1) that the party seeking to terminate is relying on to terminate the Agreement.

(3) Termination of this Agreement cannot occur after the transfer of the Allied Gold Shares and cancellation of the Allied Gold Options.

5.3 Effect of termination

If either of the parties terminates this Agreement pursuant to clause 5.2, this Agreement will terminate and be of no further force or effect and no party will have any further liability or obligations under this Agreement, but termination will not affect any right or claim of any party in respect of this Agreement which has arisen before termination.

6 AMENDMENT OF SCHEMES

The parties agree that the terms of the Schemes may be amended at any time by the parties executing a supplemental agreement, which agreement will vary the operation of this Agreement.

7 NOTICES

(1) A notice, consent or other communication under this document is only effective if it is:

- (a) in writing, signed by or on behalf of the person giving it;
- (b) addressed to the person to whom it is to be given; and
- (c) either:
  - (i) delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person's address; or
  - (ii) sent by fax to that persons fax number, and the machine from which it is sent produces a report that states that it was sent in full.

(2) A notice, consent or other communication that complies with this clause is regarded as given and received:

- (a) if it is delivered or sent by fax:
  - (i) by 5.00 pm (local time in the place of receipt) on a Business Day—on that day; or
  - (ii) after 5.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day—on the next Business Day; or
- (b) if it is sent by mail—on actual receipt.

(3) The parties address for service and facsimile number are those notified in writing from time to time.

8 GENERAL

8.1 Continuing obligations

The rights and obligations of the parties do not merge on completion of any transaction under this Agreement. They survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

8.2 Severability

If anything in this Agreement is unenforceable, illegal or void then it is severed and the rest of this Agreement remains in force.

8.3 Entire understanding

This Agreement:

(1) is the entire agreement and understanding between the parties on everything connected with the subject matter of this Agreement; and

(2) supersedes any prior agreement or understanding on anything connected with that subject matter.

8.4 Variation

An amendment or variation to this Agreement is not effective unless it is in writing and signed by the parties.

8.5 Waiver

A right may only be waived in writing, signed by the party giving the waiver, and:

(1) no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

(2) a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

(3) the exercise of a right does not prevent any further exercise of that right or of any other right.

8.6 Governing law and jurisdiction

(1) This Agreement is governed by the laws of Queensland.

(2) Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Queensland, and any court that may hear appeals from any of those courts, for any proceedings in connection with the Schemes, and waives any right they might have to claim that those courts are an inconvenient forum.

8.7 Counterparts

(1) This Agreement may be executed in any number of counterparts and by the parties on separate counterparts.

(2) Each counterpart constitutes the agreement of each party who has executed and delivered that counterpart and the date on which the last counterpart is executed is the date of the Agreement.

Executed as an agreement.

Executed by **Allied Gold Limited ACN** 104 855 067 in accordance with section 127 of the *Corporations Act 2001*:

Company Secretary	Director
MR PETER TORRE	MR MARK CARUSO

Executed by Allied Gold Mining PLC

Director	Director
MR FRANK TERRANOVA	MR MARK CARUSO

Notice of Option Scheme Meeting

ALLIED GOLD LIMITED
ACN 104 855 067
Notice of option scheme meeting

By an Order of the Supreme Court of Queensland made on 4 May 2011 pursuant to section 411(1) of the Corporations Act 2001 (Cth) (''Corporations Act'') a meeting of the holders of unlisted Options to acquire ordinary shares in Allied Gold Limited (ACN 104 855 067) (''Allied Gold Limited'') will be held at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia on 6 June 2011 at 10.00am.

BUSINESS OF THE MEETING

Purpose of the meeting

The purpose of the meeting is to consider, and if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between Allied Gold Limited and the holders of unlisted options referred to above (''Option Scheme'').

To enable you to make an informed voting decision, further information on the Option Scheme is set out in the Option Explanatory Statement and Scheme Booklet accompanying this Notice. A copy of the Option Scheme is set out in Appendix C of the Option Explanatory Statement and its purpose and effect are discussed throughout that document.

Resolution

To consider, and if thought fit, to pass the following resolution in accordance with section

411(4)(a)(i) of the Corporations Act:

> ''That pursuant to and in accordance with section 411 of the Corporations Act, the arrangement proposed between Allied Gold Limited and the holders of its unlisted options, as contained in and more particularly described in the Option Explanatory Statement and Scheme Booklet accompanying the notice convening this meeting, is agreed to and the Board of Directors of Allied Gold Limited are authorised to agree to such alterations or conditions as are thought fit by the Court and, subject to approval of the Option Scheme by the Court, to implement the Option Scheme with any such alternations and conditions.''

In accordance with section 411(4)(b) of the Corporations Act, the Option Scheme is subject to the approval of the Court. If the resolution put to this meeting is approved by the Requisite Majority, Allied Gold Limited intends to apply to the Court for approval of the Option Scheme.

By order of the Board of
Allied Gold Limited

Peter Torre
Company Secretary

EXPLANATORY NOTES

These notes should be read in conjunction with this Notice of Option Scheme Meeting.

Terminology

Capitalised terms which are defined in the constitution of Allied Gold Limited or in the Option Explanatory Statement and the Scheme Booklet which accompanies this Notice of Option Scheme Meeting have the same meaning when used in this notice (including these notes) unless the context otherwise requires.

Quorum

The constitution of Allied Gold Limited provides that the quorum for a meeting of Allied Gold Limited is two members (in person or by proxy).

Chairperson

The Court has directed that Mark Caruso act as Chairperson of the Share Scheme Meeting or, failing him, Frank Terranova or failing him, any other Director of Allied Gold Limited (unless the members at the meeting elect some other person to act as Chairperson of the meeting) and has directed the Chairperson to report the result of the meeting to the Court.

Majority required

In accordance with section 411(4)(a)(i) of the Corporations Act, the Resolution contained in this Notice of Option Scheme Meeting must be passed by:

- a majority in number of Allied Gold Limited Optioholders in the company present and voting (either in person or by proxy) at the Option Scheme Meeting; and
- Allied Gold Optionholders who together hold at least 75% of the total amount of debts and claims of the Allied Gold Limited Optionholders present and voting (either in person or by proxy).

The vote will be conducted by poll.

Entitlement to vote

The Court has ordered that, for the purposes of the Option Scheme Meeting, Allied Gold Limited Options will be taken to be held by the persons who are registered as holders at 10:00am (Australia Eastern Standard Time) on 4 June 2011. Accordingly, registrable transmission applications or transfers registered after this time will be disregarded in determining entitlements to vote at the Option Scheme Meeting.

Voting at the meeting

You may vote:

- by attending the meeting and voting in person; or
- by appointing an attorney to attend and vote on your behalf or, in the case of corporate Optionholders, a corporate representative to attend the meeting and vote on its behalf; or
- by appointing a proxy to attend and vote on their behalf in your place, using the proxy form accompanying this notice.

Optionholders or their attorneys who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that optionholdings may be checked against the Register and attendances noted.

Jointly held securities

If the options are jointly held, only one of the joint optionholders is entitled to vote. If more than one optionholder votes in respect of jointly held options, only the vote of the optionholder whose name appears first in the Register will be counted.

Proxies

An optionholder entitled to attend and vote at the Option Scheme Meeting is entitled to appoint a proxy. An optionholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of the optionholder's votes. If an optionholder appoints two proxies, neither proxy may vote on a show of hands. A proxy need not be an optionholder of Allied Gold Limited. A form of proxy is provided with this notice.

If an optionholder appoints a body corporate as a proxy, that body corporate will need to ensure that it:

- appoints an individual as its corporate representative to exercise its powers at the Option Scheme Meeting, in accordance with section 250D of the Corporations Act; and
- provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the Option Scheme Meeting.

If such evidence is not received prior to the commencement of the meeting, then the body corporate proxy (through its representative) will not be permitted to act as the optionholder's proxy.

The Chairperson intends to vote undirected proxies in favour of all resolutions. Allied Gold Limited encourages all optionholders who submit proxies to direct their proxy how to vote on each resolution.

Corporate representatives

A corporation may elect to appoint a representative in accordance with the Act in which case Allied Gold Limited will require written proof of the representative's appointment which must be lodged with or presented to Allied Gold Limited before the Option Scheme Meeting.

Lodging your proxy form

To be effective, completed and signed proxy form (together with any power of attorney or other authority under which the appointment was signed or a certified copy of the authority) must be returned to Allied Gold Limited's share registry, Computershare Investor Services Pty Ltd no later than 10.00am on 4 June 2011. You can lodge you completed proxy form, letter of representation or power of attorney:

In person to:	By mail to	By facsimile to:
Australian Registry		
Computershare Investor Services Pty Limited Level 2 45 St Georges Terrace PERTH WA 6000 AUSTRALIA	Computershare Investor Services Pty Limited GPO Box 242 MELBOURNE VIC 3001 AUSTRALIA	(within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

By online proxy, log on to Allied Gold Share Registry's online voting website at www.investorvote.com.au and use the Control number found on the Proxy form.

Canadian Registry

Computershare Investor Services Inc. 100 University Avenue TORONTO ONTARIO M5J 2Y1 CANADA	Computershare Investor Services Inc. 100 University Avenue TORONTO ONTARIO M5J 2Y1 CANADA	+ 1 866 249 7775

UK Registry

	Computershare Investor Services PLC The Pavilions Bridgwater Road BRISTOL BS99 6ZY UNITED KINGDOM	+44 970 703 6109

Note: Proxy Forms may not be returned by email.

Annexure I—Notice for General Meeting

Notice of General Meeting

ALLIED GOLD LIMITED ("Company")
ACN 104 855 067
Notice of general meeting

Notice is given to the members of the Company that a general meeting of the Company will be held at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia on 6 June 2011 at 9.30am.

The purpose of the meeting is to consider, and if thought fit, to pass the resolution referred to in this notice.

Terms used in this Notice have the same meaning as set out in the Glossary to the Scheme Booklet which accompanies this Notice.

To enable you to make an informed voting decision, further information on the proposed capital raising the subject of the below resolution is set out in Section 18 of the Scheme Booklet accompanying this Notice.

BUSINESS

Resolution 1: Approval of Prior Capital Raising

To consider, and if thought fit, to pass the following resolution as an **ordinary resolution**:

> "That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, Shareholders ratify the allotment and issue of approximately 156.3 millions Shares at a value of AU$93.8 million / £60.1 million on the terms and conditions set out in the General Meeting Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by any person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, and any associates of those persons. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Resolution 2: Issue of Director Options

To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

> "That, subject to Settlement and for the purposes of ASX Listing Rule 10.11 and for all other purposes, approval is given for the Directors to allot and issue 1,500,000 Director Options to Mr Sean Harvey (or his nominee) on the terms and conditions set out in the Explanatory Statement."

Voting Exclusion: The Company will disregard any votes cast on this Resolution by Mr Sean Harvey (or his nominee) or any of his associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

By Order of the Board

Peter Torre
Company Secretary
Allied Gold Limited

NOTES

Determination of member's rights to vote

The board has determined, in accordance with the Company's Constitution and the Corporations Regulations 2001, that for the purposes of the General Meeting, shares will be taken to be held by the persons who are the registered holders at 9.30am on 4 June 2011. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Proxies

A member entitled to attend and vote at the meeting is entitled to appoint a proxy. A member entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of the member's votes. If a member appoints two proxies, neither proxy may vote on a show of hands. A proxy need not be a member of the Company. A form of proxy is provided with this notice.

If a member appoints a body corporate as a proxy, that body corporate will need to ensure that it:

- appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act 2001 (the Act); and
- provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

If such evidence is not received prior to the commencement of the meeting, then the body corporate proxy (through its representative) will not be permitted to act as the member's proxy.

The chair of the meeting intends to vote undirected proxies in favour of all resolutions. The Company encourages all shareholders who submit proxies to direct their proxy how to vote on each resolution.

Corporate representatives

A corporation may elect to appoint a representative in accordance with the Act in which case the Company will require written proof of the representative's appointment which must be lodged with or presented to the Company before the meeting.

Lodging your proxy form

To be effective, completed and signed proxy form (together with any power of attorney or other authority under which the appointment was signed or a certified copy of the authority) must be returned to Allied Gold's share registry, Computershare Investor Services Pty Ltd no later than 9.30am on 4 June 2011. You can lodge you completed proxy form, letter of representation or power of attorney:

In person to:	By mail to:	By facsimile to:
Australian Registry		
Computershare Investor Services Pty Limited Level 2 45 St Georges Terrace PERTH WA 6000 AUSTRALIA	Computershare Investor Services Pty Limited GPO Box 242 MELBOURNE VIC 3001 AUSTRALIA	(within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

By online proxy, log on to Allied Gold Share Registry's online voting website at www.investorvote.com.au and use the Control number found on the Proxy form.

Canadian Registry

Computershare Investor Services Inc. 100 University Avenue TORONTO ONTARIO M5J 2Y1 CANADA	Computershare Investor Services Inc. 100 University Avenue TORONTO ONTARIO M5J 2Y1 CANADA	+ 1 866 249 7775

UK Registry

	Computershare Investor Services PLC The Pavilions Bridgwater Road BRISTOL BS99 6ZY UNITED KINGDOM	+44 970 703 6109

Note: Proxy Forms may not be returned by email.

(This page has been left blank intentionally.)

Annexure J—Director Options Terms and Conditions

The Director Options entitle Sean Harvey (or his nominee) to subscribe for Shares subject to the following terms and conditions:

(1) Each Director Option gives the Optionholder the right to subscribe for one Allied Gold Share.

(2) Subject to paragraph (3), the Director Options will vest in the following proportions at the following times:

(a) 1,000,000 immediately upon issue; and

(b) 500,000 following the Allied Gold Share price trading above 70 cents for 5 consecutive trading days.

(3) All Director Options that have not already vested will automatically vest on the occurrence of any of the following change of control events:

(a) The Board passing a resolution recommending that Shareholders accept an offer under a takeover bid for Allied Gold;

(b) A bidder under a takeover bid acquiring a relevant interest in more than 50% of the issued Allied Gold Shares;

(c) The despatch of a notice of meeting to consider a scheme of arrangement between Allied Gold and its creditors or members or any class thereof pursuant to Section 411 of the Corporations Act; or

(d) A person, or a group of associated persons, becomes entitled to sufficient Allied Gold Shares to give it, or them, the ability in general meeting to replace all or a majority of the board of Allied Gold in circumstances where such ability was not already held by a person associated with that person or group of associated persons.

The Director Options will expire on 31 December 2011 pursuant to Resolution 2 (**Expiry Date**). Any Director Option not exercised before the Expiry Date will automatically lapse on the Expiry Date.

(4) The amount payable upon exercise of each Director Option is AU$0.50 (**Exercise Price**).

(5) The Director Options may be exercised in whole or in part, and if exercised in part, may be exercised in while or in part, and if exercised in part, multiples of 1,000 must be exercised on each occasion.

(6) An Optionholder may exercise their Director Options by lodging with Allied Gold, before the Expiry Date:

(a) a written notice of exercise of Director Options specifying the number of Director Options being exercised; and

(b) a cheque or electronic funds transfer for the Exercise Price for the number of Director Options being exercised; (**Exercise Notice**)

(7) An Exercise Notice is only effective when Allied Gold has received the full amount of the Exercise Price in cleared funds.

(8) Within 10 Business Days of receipt of the Exercise Notice accompanied by the Exercise Price, Allied Gold will allot the number of Allied Gold Shares required under these terms and conditions in respect of the number of Director Options specified in the Exercise Notice.

(9) The Director Options are not transferable.

(10) All Allied Gold Shares allotted upon the exercise of the Director Options will upon allotment rank pari passu in all respects with other Allied Gold Shares.

(11) The Company will not apply for quotation of the Director Options on the ASX. However, the Company will apply for quotation of all Allied Gold Shares allotted pursuant to the exercise of Director Options on the ASX within 10 Business Days after the date of allotment of those Allied Gold Shares.

(12) If at any time the issued capital of Allied Gold is reconstructed, all rights of an Optionholder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules at the time of the reconstruction.

(13) There are no participating rights or entitlements inherent in the Director Options and Optionholders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Director Options. However, Allied Gold will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 6 Business Days after the issue is announced. This will give the Optionholder the opportunity to exercise their Director Options prior to the date for determining entitlements to participate in any such issue.

(14) A Director Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the Director Option can be exercised.